FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2012.

Commission File Number: 001-14446

The Toronto-Dominion Bank
(Translation of registrant's name into English)

c/o General Counsel's Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F ___√___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___√___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

This Form 6-K is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank filed with the U.S. Securities and Exchange Commission and the Private Placement Memoranda of Toronto Dominion Holdings (U.S.A.), Inc. dated February 24, 2005.

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: February 23, 2012

By: ______________________
Name: Rasha El Sissi
Title: Vice President, Legal

The Better Bank, today and tomorrow.

2011 Annual Report

TD

TABLE OF CONTENTS



Annual Report 2011
The Better Bank, today and tomorrow.



Corporate Responsibility Report 2010
Responsible Growth

For more information, including video messages from Ed Clark and Brian Levitt, see the interactive TD Annual Report online by scanning the QR code below or visiting td.com/annual-report/ar2011

For information on TD's commitments to the community see the TD Corporate Responsibility Report online by scanning the QR code below or visiting td.com/corporate-responsibility

(2011 report available March 2012)

2011 Snapshot[1]

NET INCOME
available to common shareholders
(millions of Canadian dollars)

■ Adjusted ■ Reported



$6,300
5,250
4,200
3,150
2,100
1,050
0
07
08
09
10
11

12.6% TD's 5-year CAGR (adjusted)

EARNINGS PER SHARE
(Canadian dollars)

■ Adjusted ■ Reported



$7
6
5
4
3
2
1
0
07
08
09
10
11

8.0% TD's 5-year CAGR (adjusted)

RETURN ON RISK-WEIGHTED ASSETS
(per cent)

■ Adjusted ■ Reported



3.5%
3.0
2.5
2.0
1.5
1.0
0.5
0
07
08
09
10
11

2.95% TD's 2011 return on risk-weighted assets (adjusted)

TOTAL ASSETS
(billions of Canadian dollars)



$700
600
500
400
300
200
100
0
07
08
09
10
11

11.8% TD's 5-year CAGR

DIVIDENDS PER SHARE
(Canadian dollars)



$3.0
2.5
2.0
1.5
1.0
0.5
0
07
08
09
10
11

8.0% TD's 5-year CAGR

6.2% Canadian peers 5-year CAGR

(29.4)% U.S. peers 5-year CAGR

TOTAL SHAREHOLDER RETURN
(5-year CAGR)

6.7%

3.2% Canadian peers

(14.4)% U.S. peers

TD'S PREMIUM RETAIL EARNINGS MIX

TD's premium earnings mix is built on a North American retail focus – a lower-risk business with consistent earnings.



12%
24%
64%
■ Canadian Retail
■ U.S. Retail
■ Wholesale

88% Retail

12% Wholesale

[1] Please see the footnote on the next page for information on how these results are calculated.

Year at a Glance[1]

TD has the most popular mobile banking application in Canada with more than 1 million downloads	**TD Bank, America's Most Convenient Bank®, reached earnings record** for the second year in a row, U.S. Personal & Commercial adjusted earnings surpassed the $1 billion mark	**TD named Best Bank in North America** by *Euromoney* magazine for the third year in a row
TD continued to grow its 'under-represented businesses' acquired Chrysler Financial and MBNA Canada's credit card portfolio in fiscal 2011	**Our retail operations posted a record $5.7 billion** in adjusted earnings for 2011	**Canadian Wealth Advice businesses hit milestone** $100 billion in assets under administration despite volatile markets
TD Securities maintained its top-three dealer status in Canada #1 in equity underwriting and equity block trading; #2 in syndicated loans, corporate debt and M&A announced	**TD Insurance's total premiums exceeded $3 billion for the second consecutive year** #2 personal home and auto insurer in Canada	**TD Canada Trust named Highest in Customer Satisfaction** among the Big Five Retail Banks for the sixth year in a row[2]

Key Financial Metrics

(millions of Canadian dollars, except where noted)	**2011**	2010	2009
Results of operations			
Total revenues – reported	**$ 21,594**	$ 19,565	$ 17,860
Total revenues – adjusted	**21,418**	19,563	18,621
Net income – reported	**5,889**	4,644	3,120
Net income – adjusted	**6,251**	5,228	4,716
Financial positions at year-end			
Total assets	**686,360**	619,545	557,219
Total deposits	**481,114**	429,971	391,034
Total loans	**305,808**	272,162	255,496
Per common share (Canadian dollars)			
Diluted earnings – reported	**6.41**	5.10	3.47
Diluted earnings – adjusted	**6.82**	5.77	5.35
Dividend payout ratio – adjusted	**38.1%**	42.1%	45.6%
Closing market price (Oct. 31, 2011)	**75.23**	73.45	61.68
Total shareholder return	**5.7%**	23.4%	13.6%
Financial ratios			
Tier 1 capital ratio	**13.0%**	12.2%	11.3%
Total capital ratio	**16.0%**	15.5%	14.9%
Efficiency ratio – reported	**60.6%**	62.2%	68.4%
Efficiency ratio – adjusted	**57.9%**	58.6%	59.2%

[1] Results prepared in accordance with GAAP are referred to as "reported." Adjusted results (excluding "items of note," net of tax, from reported results) and related terms are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers.

See "How the Bank Reports" in the accompanying Management's Discussion and Analysis for further explanation, a list of the items of note and reconciliation of non-GAAP financial measures.

"Five-year CAGR" is the compound annual growth rate calculated from 2006 to 2011 on an adjusted basis.

"TD's Premium Retail Earnings Mix" is based on adjusted results.

"Canadian Retail" earnings are the total adjusted earnings of the Canadian Personal and Commercial Banking and Wealth Management segments.

"U.S. Retail" earnings are the total adjusted earnings of U.S. Personal and Commercial Banking segment and AMTD pickup.

Canadian peers / Big Five Retail Banks include Royal Bank of Canada, Scotiabank, Bank of Montreal and Canadian Imperial Bank of Commerce.

U.S. peers include Citigroup, Bank of America, J.P. Morgan, Wells Fargo, PNC Financial and U.S. Bancorp.

For purposes of comparison with U.S. peers, dividends per share five-year compound growth rate is calculated on a year-to-date basis from Q3 2006 to Q3 2011.

[2] TD Canada Trust ranks "Highest in customer satisfaction among the Big Five Retail Banks" – a study that looked at six major drivers of customer satisfaction. President's Choice Financial received the highest numerical score among the midsize retail banks in the proprietary J.D. Power and Associates 2011 Canadian Retail Banking Customer Satisfaction StudySM. Study based on 12,740 total responses measuring eight banks. Proprietary study results are based on experiences and perceptions of consumers surveyed November 1, 2010 to October 31, 2011. Visit jdpower.com.

Performance Indicators

Performance indicators focus effort, communicate our priorities and benchmark TD's performance as we strive to be The Better Bank. The following table highlights our performance against these indicators.

2011 PERFORMANCE INDICATORS	RESULTS[1]
FINANCIAL	
• Deliver above-peer-average total shareholder return[2]	• TD return: 5.7% vs. Canadian peer average of -1.2%
• Grow adjusted earnings per share (EPS) by 7 to 10%	• 18% adjusted EPS growth
• Deliver above-peer-average return on risk-weighted assets	• TD return: 2.95% vs. Canadian peer average of 2.30%
BUSINESS OPERATIONS	
• Grow revenue faster than expenses	• Revenue growth exceeded expense growth by 1.4%
• Invest in core businesses to enhance customer experience	• Refer to "Business Segment Analysis" in the accompanying MD&A for details
CUSTOMER	
• Improve Customer Experience Index (CEI)[3] scores	• CEI score 30.4% (target 26.7%)
• Invest in core businesses to enhance customer experience	• Refer to "Business Segment Analysis" in the accompanying MD&A for details
EMPLOYEE	
• Improve employee engagement score year-over-year	• Employee engagement score[4] was 4.18 in fall 2011 vs. 4.15 in fall 2010
• Enhance the employee experience by: – Listening to our employees – Building employment diversity – Providing a healthy, safe and flexible work environment – Providing competitive pay, benefits and performance-based compensation – Investing in training and development	• See TD's 2011 Corporate Responsibility Report available March 2012
COMMUNITY	
• Donate minimum of 1% of domestic pre-tax profits (five-year average) to charitable and not-for-profit organizations	• 1.3%[5] or $42.6 million, in donations and community sponsorships in Canada vs. 1.4% or $38.4 million, in 2010
• Make positive contributions by: – Supporting employees' community involvement and fundraising efforts – Supporting advancements in our areas of focus, which include education and financial literacy, creating opportunities for young people, creating opportunities for affordable housing and the environment – Protecting and preserving the environment	• US$25 million in donations and community sponsorships in the U.S. vs. US$19.8 million in 2010 • £73,857 in donations and community sponsorships in the U.K. vs. £90,919 in 2010 • $377,500 in domestic employee volunteer grants to 580+ organizations • $23 million, or 56% of our community giving, was directed to promote our areas of focus domestically • $3.6 million distributed to 1,085 community environmental projects through TD Friends of the Environment Foundation; an additional $4.7 million from TD's community giving budget was used to support environmental projects[6]

[1] Performance indicators that include an earnings component are based on TD's full-year adjusted results (except as noted) as explained in "How the Bank Reports" in the accompanying MD&A. For peers, earnings have been adjusted on a comparable basis to exclude identified non-underlying items.

[2] Total shareholder return is measured on a one-year basis from November 1, 2010 to October 31, 2011.

[3] CEI is a measurement program that tracks TD customers' loyalty and advocacy.

[4] Scale for employee engagement score is from one to five.

[5] Calculated based on Canadian Cash Donations/five-year rolling average domestic NIBT.

[6] Excludes a special one-time donations of $1MM from TD Environment to TD FEF for paper neutral initiative.

Group President and CEO's Message

This was another record year for TD. Thanks to the strength of our North American franchise and ongoing investments in our business, we posted $6.3 billion in adjusted income – 20 per cent growth over last year – despite ongoing macroeconomic challenges and market volatility. We continued to increase our scale, opening 24 new branches in Canada and 37 new stores in the U.S. We also completed our acquisition of Chrysler Financial to build out TD Auto Finance and acquired substantially all of MBNA Canada's credit card portfolio, broadening the North American reach of our card business.

YEAR IN REVIEW

Our achievements over the past year demonstrate the strength of our retail-focused business mix, as well as the client-driven franchise model of our Wholesale bank. This allowed us to outperform despite slower economic growth and heightened regulatory challenges. We began the year certain that the regulatory and economic environment would be tough. As it turned out, 2011 truly showcased the power of TD's business model. We're extremely pleased with our results.

Our domestic Personal and Commercial banking business performed exceptionally well, thanks to continued resilience in the Canadian housing market, strong volume growth in personal and business deposits and loans and a strong performance from TD Insurance.

TD Bank, America's Most Convenient Bank® had another fantastic year, posting record adjusted results despite having to absorb the full impact of new overdraft fee regulations. We continued to grow our Maine-to-Florida footprint by opening new stores and we successfully integrated The South Financial Group. We saw strong deposit growth and remained committed to supporting our customers and clients through strong lending growth, which again this year will exceed peer performance.

It was also a fantastic year for our Wealth Management businesses, which combined had record profits. The Canadian business continued to do a great job at gathering assets and saw healthy trading volumes throughout a volatile year. In the U.S., TD Ameritrade again took market share in asset gathering while remaining the leader in trades per day.

Wholesale finished the year on a strong note, despite tough economic conditions. Markets came under heavy pressure from the European and U.S. debt crises, as well as weaker than expected U.S. economic data. All of these factors had a significant impact on our fixed-income trading business. While we expect markets will stay challenging in the short term, we believe we have the right strategy for when they normalize and we will continue to focus on building our competitive franchise businesses where we have made significant progress in establishing our leadership position in Canada.

CUSTOMERS AND COMMUNITIES

Our commitment to delivering legendary customer experiences again set us apart from the pack in 2011 and sits firmly at the core of our business model. We again raised the bar in customer service this year with TD Canada Trust remaining the only large Canadian bank to be named best in customer satisfaction by J.D. Power & Associates, an honour we've received for six years in a row. For the seventh consecutive year, we also earned Synovate's "excellence in customer service" award. Euromoney, a leading international business magazine, also named TD the Best Bank in North America for the third year running.

Great customer service also means standing by your customers during tough times. Our TD Helps program in Canada, designed to help customers impacted by the financial crisis, has now assisted more than 115,000 customers in its two years of existence. We also continue to support the communities in which we do business, through more than $66 million in local investments. It was an honour for me to chair the United Way Toronto campaign in 2010, not only for the record-breaking fundraising results United Way announced in January, but also because of the incredible efforts of our employees, who responded in a real time of need.

All of our accomplishments this year were underpinned by an incredible team of more than 85,000 people who make TD successful each and every day. We strive to create a unique and inclusive employee culture because we understand that our employees are integral to our future. We've been able to add talent and expertise across the bank thanks to the strength of our employment brand in 2011. TD was named one of Aon Hewitt's 50 Best Employers in Canada for the fourth consecutive year.

THE RIGHT STRATEGY

At its core, TD works to produce long-term, profitable growth by building great franchises and delivering value to our customers, shareholders and communities. There is a clear reason this strategy hasn't fundamentally changed: it's simple, it's adaptable and it has a proven winning record.

Our focus on steady, reliable retail earnings has clearly paid off. Almost 90 per cent of our adjusted profit came from our retail platform, which helped shield us from some of the volatility seen around the world as a result of sovereign debt problems, the U.S. fiscal situation and the sluggish pace of economic recovery.

TD's domestic retail bank is a great example of how our strategy lets us succeed even when interest rates are near historic lows. We saw strong growth in business banking and insurance – two of the areas in which we outperformed and where we continue to see good upside. And while growth in personal banking volumes moderated as expected, we saw a resilient performance from our stable and mature real-estate secured lending business. Building off a great year, we expect continued earnings momentum in our Wealth business as we attract and grow client assets, expand our direct investing and advice-based businesses and remain focused on building, preserving and transitioning wealth for our retail and institutional clients.

In the U.S., we've continued to see strong volume growth and we've gained market share by lending to good-quality customers and businesses. We're also committed to helping drive the U.S. economic recovery and recently joined a number of other banks in a pledge to double our small-business lending in the next three years. We're confident that our U.S. franchise is well positioned for continued growth.

Our Wholesale bank has a diversified, client-focused business model and this year showed it's capable of withstanding a tough environment, delivering a return on invested capital of more than 24 per cent in 2011. It wasn't long ago that we set our sights on being a top-3 dealer, and today we're competing for the No. 1 or No. 2 spot with our Canadian peers. We're very pleased with the direction of TD Securities and we're confident it can continue to perform well despite challenging market conditions.

A GROWTH-ORIENTED BANK

The expansion of our platform this year was again a blend of organic growth and acquisitions. Aside from adding new locations to our network to better meet the needs of our customers, we continue to look for new growth platforms and to increase our scale in underpenetrated businesses.

We acquired Chrysler Financial, enabling us to create a top-5 North American bank-owned auto lender. The acquisition is performing well as part of TD Auto Finance and we view it as a great platform for asset generation. We also acquired substantially all of MBNA Canada's credit card portfolio. This transaction positions us as a top-tier dual credit card issuer and complements our leading branch distribution and affinity capabilities.

These two acquisitions were consistent with our conservative approach to risk: we only take risks we can understand and manage. In the case of Chrysler Financial, auto loans performed well during the recession, which was part of what made us comfortable with the portfolio. And we have extensive experience in the credit card business, so we clearly understood what we were buying in the MBNA Canada transaction.

Our businesses' strong ability to generate organic capital continued to bolster the strength of our balance sheet, with a Tier 1 capital ratio of 13.0 per cent at the end of the fiscal year. We believe that by mid-2012, we will comfortably exceed the Basel III requirement on a fully phased-in basis. We also raised our common share dividends twice during fiscal 2011, up 11.5 per cent. This decision reflects the confidence your Board has in TD's ability to deliver sustainable, long-term earnings growth.

We continue to look for new revenue streams and we'll launch new products and services which make sense for our customers and help us grow long-term earnings. In 2011, this included investments in our phone, ATM and online banking capabilities, driving new product innovation and service and convenience improvements.

Our service offering revolves around understanding what customers seek in their bank. For example, we're open longer and we offer seven-day banking because we understand that not all of our customers bank during the same business hours. We also understand that many of our customers don't bank through the branch, so we launched an easy-to-use mobile phone application which has become Canada's most downloaded banking app.

THE YEAR AHEAD

I've spoken in the past about TD crossing the recessionary valley created by the financial crisis and emerging with momentum on our side. However, it's also clear that we've emerged from that valley only to find a plain stretching before us – flat interest rates, flat economic growth and a generally tough operating climate. We're keenly aware we can't be complacent in this environment. That's why we're closely managing the rate of our expense growth while looking for new sources of revenue. This isn't just about deferring expenses or scaling back discretionary budget items. It's about re-thinking and re-engineering how we do business and optimizing the investments we continue to make for the future of our franchise. It's about working smarter for our customers as we continue to build The Better Bank.

TD has a strong business model with a proven track record during tough times and we believe that challenging markets favour companies like ours. Today, we're stronger than we were heading into the 2008 financial crisis and our businesses are nimble and flexible enough to adapt without having to shift their core strategy.

TD Canada Trust is an incredible growth story and we're confident it can continue to deliver despite low rates and a moderation in personal lending growth. This will likely mean some rotation in the sources of earnings, with our business banking, insurance and Wealth playing a greater role.

Our Wealth business has good momentum and we expect it will continue to see steady flows from new clients, despite volatile markets. It will also provide TD's retail and business banking clients with a proposition based on legendary TD service, great advice, best-in-class direct investing, competitive products and services, and a unique focus on women investors.

In the U.S., I'm confident we'll be able to offset the significant impact of the Durbin Amendment over time, as we did with a similar-sized overdraft regulation challenge in 2010. We not only absorbed a significant amount of that impact, but also posted record results in the process. We're confident we will be able to respond to new challenges once again. We're not focused on just weathering another storm. We're focused on growing through it.

TD Securities will continue to build out its franchise businesses and deliver value to its clients by meeting their investment, liquidity and funding requirements. The business should see growth from its core dealer operations next year and we expect it to generate solid risk-adjusted returns on capital despite an expected tough trading environment.

When I wrote to you last year, I said it's going to get tougher to repeat our past successes. Today, I don't see much to change this view. However, the enduring resilience and proven strength of our business model – combined with the incredible dedication that our employees show every day to our customers – make me confident that TD's biggest milestones still lie ahead of us.

Ed Clark
Group President and Chief Executive Officer

Chairman of the Board's Message

2011 was a year characterized by slow economic growth and increased regulatory complexities. In spite of a challenging operating environment, TD Bank Group again achieved record results thanks to the strength of its leadership team and the commitment of its employees.

CORPORATE GOVERNANCE

We believe that good governance is a cornerstone of our success at TD. For the fifth year in a row, we were recognized for our corporate governance standards by GovernanceMetrics International, which again ranked us among the top one per cent of companies it ranks worldwide.

We are proud of TD's leadership position in board governance, and your board remains committed to continuous improvement. We regularly review and update our practices. In fiscal 2011, we updated TD's executive compensation disclosure. I am pleased to share that the Canadian Coalition for Good Governance recognized TD's efforts in this regard as part of its 2011 Best Practices Proxy Disclosure report with the award for Best Disclosure of Approach to Executive Compensation.

BOARD COMPOSITION

We welcomed Karen Maidment of Cambridge, Ontario to the board in fiscal 2011. Karen brings deep industry experience and a valuable strategic perspective to the board's Human Resources Committee and Risk Committee.

CONFIDENCE IN THE FUTURE

While we expect the economic conditions in the markets in which the bank operates to remain challenging, your board has the utmost confidence that the bank's management and employees will continue to deliver superior performance and enhance the bank's financial condition and prospects.

Throughout the financial turmoil of the recent past, the board has been continually impressed by the deep commitment of TD's employees. They deserve our thanks for not only helping to deliver record financial results, but for their efforts in serving our customers and our communities. I want to acknowledge specifically their dedication to providing legendary service, and to responding with overwhelming support to the needs of the communities in which we operate, for example, through the TD United Way Employee Giving campaign. Their outstanding contributions speak volumes about their commitment to our communities.

I'd also like to extend my thanks to our shareholders for their continued support. Your board remains committed to working on your behalf, and we look forward to serving you in 2012.

Brian M. Levitt
Chairman of the Board

THE BOARD OF DIRECTORS AND ITS COMMITTEES

Our directors as at December 1, 2011 are listed below. Our Proxy Circular for the 2012 Annual Meeting will set out the director candidates proposed for election at the meeting and additional information about each candidate including education, other public board memberships held in the past five years, areas of expertise, TD committee membership, stock ownership and attendance at Board and committee meetings.

William E. Bennett
Corporate Director and former President and Chief Executive Officer, Draper & Kramer, Inc., Chicago, Illinois

Hugh J. Bolton
Chair of the Board, EPCOR Utilities Inc., Edmonton, Alberta

John L. Bragg
Chairman, President and Co-Chief Executive Officer, Oxford Frozen Foods Limited, Oxford, Nova Scotia

Amy W. Brinkley
Consultant, AWB Consulting, LLC Charlotte, North Carolina

W. Edmund Clark
Group President and Chief Executive Officer, The Toronto-Dominion Bank, Toronto, Ontario

Wendy K. Dobson
Professor and Co-Director, Institute for International Business, Joseph L. Rotman School of Management, University of Toronto, Toronto, Ontario

Henry H. Ketcham
Chairman, President and Chief Executive Officer, West Fraser Timber Co. Ltd., Vancouver, British Columbia

Pierre H. Lessard
Executive Chairman of the Board, METRO INC., Montreal, Quebec

Brian M. Levitt
Chairman of the Board, The Toronto-Dominion Bank and Counsel, Osler, Hoskin & Harcourt LLP, Montreal, Quebec

Harold H. MacKay
Counsel, MacPherson Leslie & Tyerman LLP, Regina, Saskatchewan

Karen E. Maidment
Corporate Director and former Chief Financial and Administrative Officer, BMO Financial Group, Cambridge, Ontario

Irene R. Miller
Chief Executive Officer, Akim, Inc., New York, New York

Nadir H. Mohamed
President and Chief Executive Officer, Rogers Communications Inc., Toronto, Ontario

Wilbur J. Prezzano
Corporate Director and Retired Vice Chairman, Eastman Kodak Company, Charleston, South Carolina

Helen K. Sinclair
Chief Executive Officer, BankWorks Trading Inc., Toronto, Ontario

Carole S. Taylor
Corporate Director, Vancouver, British Columbia Vancouver, British Columbia

John M. Thompson
Corporate Director and Retired Vice Chairman of the Board, IBM Corporation, Toronto, Ontario

COMMITTEE	MEMBERS*	KEY RESPONSIBILITIES
Corporate Governance Committee	**Brian M. Levitt** (Chair) **Hugh J. Bolton** **Pierre H. Lessard** **John M. Thompson**	**Responsibility for corporate governance of TD:** • Set the criteria for selecting new directors and the Board's approach to director independence; • Identify individuals qualified to become Board members and recommend to the Board the director nominees for the next annual meeting of shareholders; • Develop and, where appropriate, recommend to the Board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at TD; • Review and recommend the compensation of the directors of TD; • Satisfy itself that TD communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy; • Facilitate the evaluation of the Board and Committees; • Oversee an orientation program for new directors and continuing education for directors.
Human Resources Committee	**Wilbur J. Prezzano** (Chair) **Henry H. Ketcham** **Brian M. Levitt** **Karen E. Maidment** **Nadir H. Mohamed** **Helen K. Sinclair** **John M. Thompson**	**Responsibility for management's performance evaluation, compensation and succession planning:** • Discharge, and assist the Board in discharging, the responsibility of the Board relating to leadership, human resource planning and compensation as set out in this committee's charter; • Set performance objectives for the CEO which encourage TD's long-term financial success and regularly measure the CEO's performance against these objectives; • Recommend compensation for the CEO to the Board for approval, and determine compensation for certain senior officers in consultation with independent advisors; • Oversee a robust talent planning process that provides succession planning for the CEO role and other senior roles. Review candidates for CEO and recommend the best candidate to the Board as part of the succession planning process for the position of CEO; • Oversee the selection, evaluation, development and compensation of other members of senior management; • Produce a report on compensation for the benefit of shareholders, which is published in TD's annual proxy circular, and review, as appropriate, any other related major public disclosures concerning compensation.
Risk Committee	**Harold H. MacKay** (Chair) **William E. Bennett** **Amy W. Brinkley** **Wendy K. Dobson** **Karen E. Maidment** **Wilbur J. Prezzano** **Helen K. Sinclair**	**Supervising the management of risk of TD:** • Approve TD's risk appetite and related metrics and identify and monitor the key TD risks including evaluating their management; • Approve risk management policies that establish the appropriate approval levels for decisions and other checks and balances to manage risk; • Review TD's actual risk profile against risk appetite metrics and satisfy itself that policies are in place to manage the risks to which TD is exposed, including market, operational, liquidity, credit, insurance, regulatory and legal and reputational risk; • Provide a forum for "big-picture" analysis of an enterprise view of risk, including considering trends and emerging risks.
Audit Committee	**William E. Bennett**** (Chair) **Hugh J. Bolton**** **John L. Bragg** **Harold H. MacKay** **Irene R. Miller**** **Carole S. Taylor**	**Supervising the quality and integrity of TD's financial reporting:** • Oversee reliable, accurate and clear financial reporting to shareholders; • Oversee internal controls – the necessary checks and balances must be in place; • Be directly responsible for the selection, compensation, retention and oversight of the work of the shareholders' auditor – the shareholders' auditor reports directly to this committee; • Listen to the shareholders' auditor, chief auditor, chief compliance officer and chief anti-money laundering officer, and evaluate the effectiveness and independence of each; • Oversee the establishment and maintenance of processes that ensure TD is in compliance with the laws and regulations that apply to it, as well as its own policies; • Act as the Audit Committee and Conduct Review Committee for certain subsidiaries of TD that are federally regulated financial institutions and insurance companies; • Receive reports on and approve, if appropriate, certain transactions with related parties.

* As of December 1, 2011.
** Designated Audit Committee Financial Expert.

Management's Discussion and Analysis

This Management's Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group (TD or the Bank) for the year ended October 31, 2011, compared with the corresponding periods in the prior years. This MD&A should be read in conjunction with our Consolidated Financial Statements and related Notes for the year ended October 31, 2011. This MD&A is dated November 30, 2011. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank's annual Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Note that certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

Additional information relating to the Bank, including the Bank's Annual Information Form, is available on the Bank's website at http://www.td.com, on SEDAR at http://www.sedar.com, and on the U.S. Securities and Exchange Commission's website at http://www.sec.gov (EDGAR filers section).

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, the Bank makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Bank's 2011 Management's Discussion and Analysis ("MD&A") under the headings "Economic Summary and Outlook" and, for each business segment, "Business Outlook and Focus for 2012" and in other statements regarding the Bank's objectives and priorities for 2012 and beyond and strategies to achieve them, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will," "should," "believe," "expect," "anticipate," "intend," "estimate," "plan," "may" and "could."

By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, and other risks, all of which are discussed in the 2011 MD&A. Additional risk factors include the impact of recent U.S. legislative developments, as discussed under "Significant Events in 2011" in the "Financial Results Overview" section of the 2011 MD&A; changes to and new interpretations of capital and liquidity guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; and the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please see the "Risk Factors and Management" section of the 2011 MD&A. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and we caution readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2011 MD&A under the headings "Economic Summary and Outlook" and, for each business segment, "Business Outlook and Focus for 2012", as updated in subsequently filed quarterly Reports to Shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

FINANCIAL RESULTS OVERVIEW

CORPORATE OVERVIEW

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD or the Bank). TD is the sixth largest bank in North America by branches and serves approximately 20.5 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust, TD Insurance, and TD Auto Finance Canada; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 7.5 million online customers. TD had $686 billion in assets on October 31, 2011. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

HOW THE BANK REPORTS

The Bank prepares its Consolidated Financial Statements in accordance with GAAP and refers to results prepared in accordance with GAAP as "reported" results. The Bank also utilizes non-GAAP financial measures to arrive at "adjusted" results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes "items of note," net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results, items of note, and related terms used in this document are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers.

The Bank is transitioning from Canadian GAAP to International Financial Reporting Standards (IFRS), effective for interim and annual periods beginning in the first quarter of fiscal 2012. Refer to Note 34 of the Consolidated Financial Statements for the Bank's IFRS opening Consolidated Balance Sheet as at November 1, 2010 (IFRS opening Consolidated Balance Sheet) and related disclosures including a summary of the Bank's first-time adoption transition elections under IFRS 1 and other significant differences between Canadian GAAP and IFRS. These disclosures form the starting point for TD's financial reporting under IFRS and have been provided to allow users of the financial statements to obtain a better understanding of the expected effect on the Consolidated Financial Statements as a result of the adoption of IFRS. The interim and annual fiscal 2012 Consolidated Financial Statements will also include fiscal 2011 comparatives, related transitional reconciliations, and accompanying note disclosures.

The following table provides the operating results – reported for the Bank.

TABLE 1 **OPERATING RESULTS – REPORTED**

(millions of Canadian dollars)	**2011**	2010	2009
Net interest income	**$ 12,831**	$ 11,543	$ 11,326
Non-interest income	**8,763**	8,022	6,534
Total revenue	**21,594**	19,565	17,860
Provision for credit losses	**1,465**	1,625	2,480
Non-interest expenses	**13,083**	12,163	12,211
Income before income taxes, non-controlling interests in subsidiaries, and equity in net income of associated company	**7,046**	5,777	3,169
Provision for income taxes	**1,299**	1,262	241
Non-controlling interests in subsidiaries, net of income taxes	**104**	106	111
Equity in net income of an associated company, net of income taxes	**246**	235	303
Net income – reported	**5,889**	4,644	3,120
Preferred dividends	**180**	194	167
Net income available to common shareholders – reported	**$ 5,709**	$ 4,450	$ 2,953

TABLE 2	NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF ADJUSTED TO REPORTED NET INCOME		
(millions of Canadian dollars)	**2011**	2010	2009
Operating results – adjusted			
Net interest income	**$ 12,831**	$ 11,543	$ 11,326
Non-interest income[1]	**8,587**	8,020	7,294
Total revenue	**21,418**	19,563	18,620
Provision for credit losses[2]	**1,465**	1,685	2,225
Non-interest expenses[3]	**12,395**	11,464	11,016
Income before provision for income taxes, non-controlling interests in subsidiaries, and equity in net income of associated company	**7,558**	6,414	5,379
Provision for income taxes[4]	**1,508**	1,387	923
Non-controlling interests in subsidiaries, net of income taxes	**104**	106	111
Equity in net income of an associated company, net of income taxes[5]	**305**	307	371
Net income – adjusted	**6,251**	5,228	4,716
Preferred dividends	**180**	194	167
Net income available to common shareholders – adjusted	**6,071**	5,034	4,549
Adjustments for items of note, net of income taxes			
Amortization of intangibles[6]	**(426)**	(467)	(492)
Increase (decrease) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio[7]	**134**	5	(450)
Integration and restructuring charges relating to U.S. Personal and Commercial Banking acquisitions[8]	**(69)**	(69)	(276)
Increase (decrease) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses[9]	**13**	(4)	(126)
Recovery of (provision for) income taxes due to changes in statutory income tax rates[10]	**–**	11	–
Release (provision) for insurance claims[11]	**–**	17	–
General allowance release (increase) in Canadian Personal and Commercial Banking and Wholesale Banking[12]	**–**	44	(178)
Settlement of TD Banknorth shareholder litigation[13]	**–**	–	(39)
FDIC special assessment charge[14]	**–**	–	(35)
Agreement with Canada Revenue Agency[15]	**–**	(121)	–
Integration charges relating to the Chrysler Financial acquisition[16]	**(14)**	–	–
Total adjustments for items of note	**(362)**	(584)	(1,596)
Net income available to common shareholders – reported	**$ 5,709**	$ 4,450	$ 2,953

[1] Adjusted non-interest income excludes the following items of note: 2011 – $19 million pre-tax gain due to change in fair value of CDS hedging the corporate loan book , as explained in footnote 9; $157 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio, as explained in footnote 7; 2010 – $9 million pre-tax loss due to change in fair value of credit default swaps (CDS) hedging the corporate loan book; $14 million pre-tax gain due to change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio; $25 million recovery of insurance claims, as explained in footnote 11; 2009 – $196 million pre-tax loss due to change in fair value of CDS hedging the corporate loan book; $564 million pre-tax loss due to change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio.

[2] Adjusted provisions for credit losses exclude the following items of note: 2010 – $59 million release in general allowance for credit losses in Canadian Personal and Commercial Banking and Wholesale Banking, as explained in footnote 12; 2009 – $255 million increase in general allowance for credit losses in Canadian Personal and Commercial Banking and Wholesale Banking.

[3] Adjusted non-interest expenses exclude the following items of note: 2011 – $613 million amortization of intangibles, as explained in footnote 6; $113 million in integration and restructuring charges relating to U.S. Personal and Commercial Banking acquisitions, as explained in footnote 8; $21 million of integration charges related to the Chrysler Financial acquisition, as explained in footnote 16; 2010 – $592 million amortization of intangibles; $108 million in integration and restructuring charges relating to U.S. Personal and Commercial Banking acquisitions; 2009 – $653 million amortization of intangibles; $429 million integration and restructuring charges relating to the Commerce acquisition; settlement of TD Banknorth shareholder litigation of $58 million, as explained in footnote 13; $55 million Federal Deposit Insurance Corporation (FDIC) special assessment charge, as explained in footnote 14.

[4] For reconciliation between reported and adjusted provision for income taxes, see the 'Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes' table in the "Taxes" section.

[5] Adjusted equity in net income of associated company excludes the following items of note: 2011 –$59 million amortization of intangibles , as explained in footnote 6; 2010 – $72 million amortization of intangibles; 2009 – $68 million amortization of intangibles.

[6] Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth acquisition in 2005 and its privatization in 2007, the Commerce acquisition in 2008, the acquisitions by TD Banknorth of Hudson United Bancorp (Hudson) in 2006 and Interchange Financial Services (Interchange) in 2007, and the amortization of intangibles included in equity in net income of TD Ameritrade. Effective 2011, amortization of software is recorded in amortization of intangibles; however, amortization of software is not included for purposes of items of note, which only includes amortization of intangibles acquired as a result of business combinations.

[7] During 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the available-for-sale category effective August 1, 2008. As part of the Bank's trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period's earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. Commencing in the second quarter of 2011, the Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

[8] As a result of U.S. Personal and Commercial Banking acquisitions and related integration and restructuring initiatives undertaken, the Bank may incur integration and restructuring charges. Restructuring charges consisted of employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees and the write-down of long-lived assets due to impairment. Integration charges consisted of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), and integration-related travel costs. Beginning in Q2 2010, U.S Personal and Commercial Banking elected not to include any further Commerce related integration and restructuring charges in this item of note as the efforts in these areas has wound down and in light of the fact that the integration and restructuring was substantially complete. Similarily, beginning in Q2 2012, U.S. Personal and Commercial Banking is not expected to include any further FDIC-assisted and South Financial related integration and restructuring charges. For the twelve months ended October 31, 2011, the integration charges were driven by the FDIC-assisted and South Financial acquisitions. There were no restructuring charges recorded.

[9] The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note.

[10] This represents the impact of scheduled changes in the income tax statutory rate on net future income tax balances.

[11] The Bank accrued an additional actuarial liability in its insurance subsidiary operations for potential losses in the first quarter of 2008 related to a court decision in Alberta. The Alberta government's legislation effectively capping minor injury insurance claims was challenged and held to be unconstitutional. In Q3 2009, the government of Alberta won its appeal of the decision. The plaintiffs sought leave to appeal the decision to the Supreme Court of Canada and in Q1 2010, the Supreme Court of Canada denied the plaintiffs' application to seek leave to appeal. As a result of this favourable outcome, the Bank released its provision related to the minor injury cap litigation in Alberta.

[12] Effective November 1, 2009, the "General allowance release (increase) in Canadian Personal and Commercial Banking and Wholesale Banking" includes the TD Financing Services (formerly VFC Inc.) portfolio. Prior to this, the impact of the TD Financing Services portfolio was excluded from this Item of Note.

[13] Upon the announcement of the privatization of TD Banknorth in November 2006, certain minority shareholders of TD Banknorth initiated class action litigation alleging various claims against the Bank, TD Banknorth, and TD Banknorth officers and directors (TD Banknorth Shareholders' Litigation). The parties agreed to settle the litigation in February 2009 for $61.3 million (US$50 million) of which $3.7 million (US$3 million) had been previously accrued on privatization. The Court of Chancery in Delaware approved the settlement of the TD Banknorth Shareholders' Litigation effective June 24, 2009, and the settlement became final. The net after-tax impact of the settlement was $39 million.

[14] On May 22, 2009, the FDIC, in the U.S., finalized a special assessment resulting in a charge of $55 million before tax or US$49 million before tax.

[15] The Bank resolved several outstanding tax matters related to Wholesale Banking strategies that have been previously reassessed by the Canada Revenue Agency (CRA) and that were awaiting resolution by the CRA appeals division or the courts. The Bank no longer enters into these types of strategies.

[16] The Bank incurred integration charges as a result of the Chrysler Financial acquisition in Canada and the U.S. and related integration initiatives undertaken. Integration charges include costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), and integration-related travel costs. While integration charges related to this acquisition were incurred for both Canada and the U.S., the majority of the charges relate to integration initiatives undertaken for U.S. Personal and Commercial Banking.

TABLE 3 RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]

(Canadian dollars)	2011	2010	2009
Basic earnings per share – reported	**$ 6.45**	$ 5.13	$ 3.49
Adjustments for items of note[2]	**0.40**	0.68	1.88
Basic earnings per share – adjusted	**$ 6.85**	$ 5.81	$ 5.37
Diluted earnings per share – reported	**$ 6.41**	$ 5.10	$ 3.47
Adjustments for items of note[2]	**0.41**	0.67	1.88
Diluted earnings per share – adjusted	**$ 6.82**	$ 5.77	$ 5.35

[1] EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.

[2] For explanations of items of note, see the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

TABLE 4 AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES[1]

(millions of Canadian dollars)	2011	2010	2009
Canada Trust	**$ 168**	$ 159	$ 159
TD Bank, N.A.	**168**	200	257
TD Ameritrade (included in equity in net income of associated company)	**59**	72	68
Other[2]	**147**	36	8
Total	**$ 542**	$ 467	$ 492

[1] Amortization of intangibles is included in the Corporate segment.

[2] Effective 2011, amortization of software of $116 million for the year ended October 31, 2011 is included in amortization of intangibles. Prior year balances have not been reclassified.

ECONOMIC PROFIT AND RETURN ON INVESTED CAPITAL

The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average invested capital. Average invested capital is equal to average common equity for the period plus the average cumulative after-tax goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank's invested capital. The Bank's goal is to achieve positive and growing economic profit.

Return on invested capital (ROIC) is adjusted net income available to common shareholders divided by average invested capital. ROIC is a variation of the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the equity cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank's goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.

Economic profit and ROIC are non-GAAP financial measures as these are not defined terms under GAAP. Readers are cautioned that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and, therefore, may not be comparable to similar terms used by other issuers.

The following table reconciles between the Bank's economic profit, ROIC, and adjusted net income available to common shareholders. Adjusted results, items of note, and related terms are discussed in the "How the Bank Reports" section.

TABLE 5 ECONOMIC PROFIT AND RETURN ON INVESTED CAPITAL

(millions of Canadian dollars)	2011	2010	2009
Average common equity	**$ 39,395**	$ 36,639	$ 35,341
Average cumulative goodwill/intangible assets amortized, net of income taxes	**5,328**	4,943	4,541
Average invested capital	**$ 44,723**	$ 41,582	$ 39,882
Rate charged for invested capital	**9.0%**	10.0%	10.0%
Charge for invested capital	**$ 4,025**	$ 4,158	$ 3,988
Net income available to common shareholders – reported	**$ 5,709**	$ 4,450	$ 2,953
Items of note impacting income, net of income taxes	**362**	584	1,596
Net income available to common shareholders – adjusted	**$ 6,071**	$ 5,034	$ 4,549
Economic profit	**$ 2,046**	$ 876	$ 561
Return on invested capital	**13.6%**	12.1%	11.4%

SIGNIFICANT EVENTS IN 2011

Acquisition of MBNA Canada's credit card business

On or about December 1, 2011, the Bank is expected to complete the acquisition of substantially all of the credit card portfolio of MBNA Canada, a wholly-owned subsidiary of Bank of America Corporation, as well as certain other assets and liabilities. At closing, the Bank will pay a premium of approximately $75 million on the portfolio, which is expected to total approximately $7.8 billion at December 1, 2011. The acquisition will be accounted for by the purchase method.

On a pro forma basis, the Bank's Tier 1 Capital ratio would have been 44 basis points lower as at October 31, 2011 had the acquisition closed before year-end.[1] The pro forma impact does not include the common shares issued in September 2011. The net impact of the acquisition on the Bank's Tier 1 Capital ratio including the common shares issued would have been negative 12 basis points as at October 31, 2011.

Acquisition of Chrysler Financial

On April 1, 2011, the Bank acquired 100% of the outstanding equity of Chrysler Financial in Canada and the U.S. for cash consideration of approximately $6,390 million including contingent consideration. As part of the purchase agreement, the Bank is required to pay additional cash consideration in the event that amounts realized on certain assets exceed a pre-established threshold. Under Canadian GAAP, contingent consideration is recorded as part of the purchase price, when the amount can be reasonably estimated and the outcome is determinable beyond a reasonable doubt. During September 2011, the amounts realized on these assets exceeded the threshold and the Bank was required to pay cash consideration of $70 million. The acquisition was accounted for by the purchase method. The results of Chrysler Financial from the acquisition date to October 31, 2011 have been consolidated with the Bank's results. The results of Chrysler Financial in the U.S. are reported in the U.S. Personal and Commercial Banking segment. The results of Chrysler Financial in Canada are reported in the Canadian Personal and Commercial Banking segment. As at April 1, 2011, the acquisition contributed $3,081 million of net cash and cash equivalents, $7,322 million of loans, $2,235 million of other assets, and $6,490 million of liabilities. The estimated fair value for loans reflects the expected credit losses at the acquisition date. The excess of the fair value of the identifiable assets acquired over that of the liabilities assumed of approximately $242 million has been allocated to goodwill, which increased by $73 million, during the period from acquisition date to October 31, 2011, primarily due to the recognition of contingent consideration. The purchase price allocation is subject to refinement as the Bank completes the valuation of the assets acquired and liabilities assumed. As at October 31, 2011, Chrysler Financial contributed $69 million of net cash and cash equivalents, $7,885 million of loans, $1,615 million of other assets, and $3,058 million of liabilities. Included in loans is $518 million of acquired credit-impaired loans.

Acquisition of TMX Group

On October 30, 2011, TMX Group Inc. (TMX) and Maple Group Acquisition Corporation (Maple) announced that they have entered into a support agreement in respect of Maple's proposed acquisition of all of the outstanding TMX shares pursuant to an integrated two-step transaction valued at approximately $3,800 million. The first step of the integrated acquisition transaction will involve acquisition of 70% to 80% of the TMX Group shares for $50 in cash per share, on a pro rated basis, to be followed by a second step court approved plan of arrangement that will provide shareholders (other than Maple) with Maple shares in exchange for their remaining TMX Group shares. Maple is a corporation whose investors comprise 13 of Canada's leading financial institutions and pension funds, including TD Securities Inc., a wholly owned subsidiary of the Bank. As part of the proposed transaction, TD Securities has made an equity commitment of up to $192 million. TMX and Maple are working diligently to obtain all approvals required for the completion of Maple's offer, including approvals by securities regulators and the Competition Bureau. In connection with entering into the support agreement, Maple has agreed to extend its offer associated with the first step of the above noted transaction until January 31, 2012.

U.S. Legislative Developments

On July 21, 2010 the President of the United States signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act" or "the Act") that provides for widespread changes to the U.S. financial industry. At over 2,300 pages in length, the Dodd-Frank Act will ultimately affect virtually every financial institution operating in the United States, including the Bank, and, due to certain extraterritorial aspects of the Act, may impact the Bank's operations outside the United States. The Dodd-Frank Act makes significant changes in areas such as banking and bank supervision, the resolution of, and enhanced prudential standards applicable to, systemically important financial companies, proprietary trading and certain fund investments, consumer protection, securities, over-the-counter derivatives, and executive compensation, among others. The Dodd-Frank Act also calls for the issuance of over 240 pieces of regulatory rulemaking as well as numerous studies and on-going reports as part of its implementation. Accordingly, while the Act will have an effect on the business of the Bank, especially its business operations in the United States, the full impact on the Bank will not be known until such time as the implementing regulations are fully released and finalized.

On November 10, 2011, the Department of the Treasury, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation and the Securities and Exchange Commission jointly released a proposed rule implementing Section 619 of the Dodd-Frank Act (the "Volcker Rule"). The Bank is in the process of analyzing and planning for the implementation of the proposed Volcker Rule. The Volcker Rule broadly prohibits proprietary trading and places limitations on so-called permitted trading activities, limits investments in and the sponsorship of hedge and private equity funds and requires robust compliance and reporting regimes surrounding permitted activities. Under the current proposal, the provisions of the Volcker Rule are applicable to banking entities, including non-U.S. banks such as the Bank which control insured depository institutions in the United States or are treated as bank holding companies by virtue of maintaining a state branch or agency. The proposed Volcker rule applies to affiliates or subsidiaries of the Bank: the terms "affiliate" and "subsidiary" are defined by the rule to include those entities controlled by or under common control with the Bank. The Volcker Rule will also have an effect on certain of the funds the Bank sponsors and advises in its asset management business as well as private equity investments it currently has made.

Although the regulatory guidance is not yet finalized, as part of its implementation plan, the Bank will be required to distinguish between prohibited proprietary trading businesses and businesses that primarily engage in 'permitted activities' under the Volcker Rule. The Bank regards proprietary trading businesses as those where the primary activity is to build an inventory position in securities, derivatives or other instruments using the Bank's own funds or capital, as opposed to client funds, with the overall objective of profiting from short-term movements in prices for the Bank's own account. In addition, proprietary trading businesses do not have formal market-making responsibilities, or other risk management accountabilities and deal primarily or exclusively with inter-bank counterparties. They are also typically organizationally or operationally separate from market-making activities.

While the Volcker Rule will have an effect on the business of the Bank, the extent of the impact on the Bank will not be known until such time as the current proposal is finalized.

[1] Estimates are subject to risks and uncertainties that may cause actual results to differ materially; and TD's expectations are based on certain factors and assumptions. See the "Caution regarding forward-looking statements" included in the Bank's press release dated August 15, 2011, which is available on the Bank's website at www.td.com, as well as on SEDAR at www.sedar.com and on the SEC's website at www.sec.gov (EDGAR filers section).

The Durbin Amendment contained in the Dodd-Frank Act authorizes the Federal Reserve Board (FRB) to issue regulations that set interchange fees which are "reasonable and proportional" to the costs of processing such transactions. In June 2011, the FRB issued final rules limiting debit card interchange fees with a required implementation date of October 1, 2011 and capped the fee at 21 cents per transaction plus small amounts to cover fraud related expenses. The Durbin amendment is expected to impact gross revenue by approximately US$50-60 million pre-tax per quarter.

Other regulatory changes include amendments to Regulation E, or the Electronic Funds Transfer Act, which prohibits financial institutions from charging fees to consumers for paying automated teller machine and point of sale transactions that result in an overdraft and the *Credit Card Act*, which has, among other things, significantly restricted the Bank's United States banking subsidiary ability to charge interest rates and assess fees to reflect individual customer risk.

For more detail on the impact of the Durbin Amendment and Regulation E, see the U.S. Personal and Commercial Banking segment disclosure in the "Business Segment Analysis" section of this document. The Bank continues to monitor closely these and other legislative developments and will analyze the impact such regulatory and legislative changes may have on its businesses.

FINANCIAL RESULTS OVERVIEW

Net Income

AT A GLANCE OVERVIEW

- **Reported net income was $5,889 million, an increase of $1,245 million, or 27%, from the prior year.**
- **Adjusted net income was $6,251 million, an increase of $1,023 million, or 20%, from the prior year.**

Reported net income for the year was $5,889 million, compared with $4,644 million last year. Adjusted net income for the year was $6,251 million, compared with $5,228 million last year. The increase in adjusted net income was due to higher earnings in all retail segments and a lower net loss in Corporate segment, partially offset by lower earnings in Wholesale Banking. Canadian Personal and Commercial Banking net income increased due to strong volume and fee income growth, strong growth in insurance revenue and a decline in provision for credit losses (PCL), partially offset by a lower margin on average earning assets. U.S. Personal and Commercial Banking net income increased primarily due to strong volume growth, higher core fee-based revenue, the impact of acquisitions and lower PCL, partially offset by lower overdraft fees, higher expenses and the translation effect of a stronger Canadian dollar. Wealth Management net income increased due to growth in client assets, higher transaction volumes and improved net interest income. The Corporate segment reported a lower net loss primarily due to segment transfers and higher earnings on unallocated capital. Wholesale Banking net income decreased primarily due to lower trading revenue driven by the significant uncertainty in the markets, partially offset by higher security gains.

Reported diluted earnings per share were $6.41 this year, a 26% increase, compared with $5.10 last year. Adjusted diluted earnings per share were $6.82, an 18% increase, compared with $5.77 last year.

Impact of Foreign Exchange Rate on U.S. Personal and Commercial Banking and TD Ameritrade Translated Earnings

U.S. Personal and Commercial Banking earnings and the Bank's share of earnings from TD Ameritrade are impacted by fluctuations in the U.S. dollar to Canadian dollar exchange rate compared with last year.

Appreciation of the Canadian dollar had an unfavourable impact on consolidated earnings for the year ended October 31, 2011, compared with last year, as shown in the table below.

TABLE 6 **IMPACT OF FOREIGN EXCHANGE RATE ON U.S. PERSONAL AND COMMERCIAL BANKING AND TD AMERITRADE TRANSLATED EARNINGS**

(millions of Canadian dollars)	**2011 vs. 2010**
U.S. Personal and Commercial Banking	
Decreased total revenue – reported	**$ 282**
Decreased total revenue – adjusted	**282**
Decreased non-interest expenses – reported	**168**
Decreased non-interest expenses – adjusted	**162**
Decreased net income – reported, after tax	**62**
Decreased net income – adjusted, after tax	**66**
TD Ameritrade	
Decrease in share of earnings, after tax	**$ 12**
Decrease in basic earnings per share – reported	**$ 0.08**
Decrease in basic earnings per share – adjusted	**$ 0.08**

U.S. GAAP

See the Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles contained in the Bank's annual report on Form 40-F for fiscal 2011 filed with the U.S. Securities and Exchange Commission (SEC) and available on the Bank's website at http://www.td.com/investor/index.jsp and at the SEC's website (http://www.sec.gov).

Net income available to common shareholders under U.S. GAAP was $6,418 million, compared with $5,709 million under Canadian GAAP. The higher U.S. GAAP net income available to common shareholders primarily resulted from an increase in income due to the de-designation of certain fair value and cash flow hedging relationships that were designated under Canadian GAAP, loan securitization income, and securities gains.

FINANCIAL RESULTS OVERVIEW

Revenue

AT A GLANCE OVERVIEW

- **Reported revenue was $21,594 million, an increase of $2,029 million, or 10%, compared with last year.**
- **Adjusted revenue was $21,418 million, an increase of $1,855 million, or 9%, compared with last year.**
- **Net interest income increased by $1,288 million, or 11%, compared with last year.**
- **Reported non-interest income increased by $741 million, or 9%, compared with last year.**
- **Adjusted non-interest income increased by $567 million, or 7%, compared with last year.**

NET INTEREST INCOME

Net interest income for the year was $12,831 million, an increase of $1,288 million, or 11%, compared with last year. Higher net interest income was driven by increases in all retail segments, partially offset by a decline in Wholesale Banking. U.S. Personal and Commercial Banking net interest income increased due to the impact of acquisitions and strong organic volume growth, partially offset by the translation effect of a stronger Canadian dollar. Canadian Personal and Commercial Banking net interest income increased largely due to strong volume growth in loans and deposits, partially offset by a lower margin on average earning assets. Wealth Management net interest income increased due to improved net interest margin and higher client deposits and margin loans. Wholesale Banking net interest income decreased due to lower trading and non-trading-related net interest income.

NET INTEREST MARGIN

Net interest margin improved by 2 basis points (bps) in the year to 2.37% from 2.35% last year largely due to higher margins on acquired portfolios in U.S. Personal and Commercial Banking, partially offset by the low interest rate environment and competitive pricing.

NET INTEREST INCOME
(millions of Canadian dollars)



$15,000
12,000
9,000
6,000
3,000
0
09
10
11

TABLE 7 **NET INTEREST INCOME ON AVERAGE EARNING BALANCES[1]**

(millions of Canadian dollars, except as noted)	**2011**			2010			2009		
	Average balance	**Interest**	**Average rate**	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Earning assets									
Deposits with banks	**$ 21,411**	**$ 354**	**1.65%**	$ 21,880	$ 668	3.05%	$ 16,775	$ 442	2.63%
Securities									
Trading	**62,017**	**1,458**	**2.35**	55,438	1,387	2.50	51,020	2,137	4.19
Non-trading	**118,178**	**2,706**	**2.29**	108,299	2,393	2.21	97,390	2,617	2.69
Total securities	**180,195**	**4,164**	**2.31**	163,737	3,780	2.31	148,410	4,754	3.20
Securities purchased under reverse repurchase agreements	**62,277**	**411**	**0.66**	50,611	334	0.66	39,288	917	2.33
Loans									
Mortgages[2]	**107,309**	**3,676**	**3.43**	92,104	3,260	3.54	82,447	3,392	4.11
Consumer instalment and other personal	**105,175**	**6,101**	**5.80**	96,930	6,142	6.34	86,567	5,508	6.36
Credit card	**8,998**	**1,074**	**11.94**	8,559	1,008	11.78	7,784	994	12.77
Business and government[2,3]	**57,012**	**2,679**	**4.70**	56,426	2,195	3.89	64,985	2,880	4.43
Total loans	**278,494**	**13,530**	**4.86**	254,019	12,605	4.96	241,783	12,774	5.28
Total earning assets	**$ 542,377**	**$ 18,459**	**3.40%**	$ 490,247	$ 17,387	3.55%	$ 446,256	$ 18,887	4.23%
Interest-bearing liabilities									
Deposits									
Personal	**$ 253,352**	**$ 2,148**	**0.85%**	$ 234,053	$ 2,600	1.11%	$ 209,292	$ 3,289	1.57%
Banks	**16,172**	**56**	**0.35**	13,704	42	0.31	15,720	130	0.83
Business and government	**175,553**	**2,085**	**1.19**	159,380	1,936	1.21	171,826	2,399	1.40
Total deposits	**445,077**	**4,289**	**0.96**	407,137	4,578	1.12	396,838	5,818	1.47
Subordinated notes and debentures	**12,626**	**659**	**5.22**	12,420	667	5.37	12,475	671	5.38
Obligations related to securities sold short and under repurchase agreements	**59,705**	**619**	**1.04**	52,437	562	1.07	29,286	978	3.34
Preferred shares and Capital Trust Securities	**582**	**38**	**6.53**	698	37	5.30	1,450	94	6.48
Securitization liabilities	**1,486**	**23**	**1.55**	–	–	–	–	–	–
Total interest-bearing liabilities	**$ 519,476**	**$ 5,628**	**1.08%**	$ 472,692	$ 5,844	1.24%	$ 440,049	$ 7,561	1.72%
Total net interest income on average earnings assets	**$ 542,377**	**$ 12,831**	**2.37%**	$ 490,247	$ 11,543	2.35%	$ 446,256	$ 11,326	2.54%

[1] Net interest income includes dividends on securities.

[2] Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $253 million (2010 – $188 million) and amortized cost of $253 million (2010 – $188 million), and loans designated as trading under the fair value option of $14 million (2010 – $85 million) and amortized cost of $5 million (2010 – $86 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

[3] As a result of the 2009 Amendments to *CICA Handbook* Section 3855, *Financial Instruments – Recognition and Measurement*, certain available-for-sale and held-to-maturity securities were reclassified to loans.

TABLE 8	ANALYSIS OF CHANGE IN NET INTEREST INCOME

(millions of Canadian dollars)	**2011 vs. 2010**			2010 vs. 2009		
	Favourable (unfavourable) due to change in			Favourable (unfavourable) due to change in		
	Average volume	**Average rate**	**Net change**	Average volume	Average rate	Net change
Total earning assets	**$ 1,595**	**$ (523)**	**$ 1,072**	$ 1,663	$ (3,163)	$ (1,500)
Total interest-bearing liabilities	**(517)**	**733**	**216**	(921)	2,638	1,717
Net interest income	**$ 1,078**	**$ 210**	**$ 1,288**	$ 742	$ (525)	$ 217

NON-INTEREST INCOME

Non-interest income for the year was $8,763 million, an increase of $741 million, or 9%, on a reported basis, and $8,587 million on an adjusted basis, an increase of $567 million, or 7%, compared with last year. The increase in adjusted non-interest income was driven by increases in all retail segments, partially offset by a decline in Wholesale Banking. Canadian Personal and Commercial Banking non-interest income increased due to strong fee income growth and strong growth in insurance revenue. Wealth Management non-interest income increased primarily due to higher fee-based revenue from higher client assets. U.S. Personal and Commercial Banking non-interest income increased due to higher fee-based revenue and the impact of acquisitions, partially offset by lower overdraft fees due to Regulation E and the translation effect of a stronger Canadian dollar. Wholesale Banking non-interest income decreased mainly due to lower trading-related revenue, partially offset by higher security gains.

TABLE 9	NON-INTEREST INCOME

(millions of Canadian dollars)				2011 vs. 2010
	2011	2010	2009	% change
Investment and securities services				
TD Waterhouse fees and commissions	**$ 459**	$ 421	$ 465	9.0%
Full-service brokerage and other securities services	**631**	590	451	6.9
Underwriting and advisory	**378**	368	387	2.7
Investment management fees	**215**	189	191	13.8
Mutual funds management	**941**	856	718	9.9
Total investment and securities services	**2,624**	2,424	2,212	8.3
Credit fees	**687**	634	622	8.4
Net securities gains (losses)	**393**	75	(437)	424.0
Trading income (loss)	**43**	484	685	(91.1)
Service charges	**1,602**	1,651	1,507	(3.0)
Loan securitizations	**450**	489	468	(8.0)
Card services	**961**	820	733	17.2
Insurance, net of claims	**1,173**	1,028	913	14.1
Trust fees	**154**	153	141	0.7
Other income (loss)	**676**	264	(310)	156.1
Total	**$ 8,763**	$ 8,022	$ 6,534	9.2%

TRADING-RELATED INCOME

Trading-related income is the total of net interest income on trading positions, trading income which includes income from trading loans, and income from loans designated as trading under the fair value option that are managed within a trading portfolio. Trading-related income decreased by $443 million, or 33% from 2010. The decrease was primarily in interest rate and credit portfolios, partially offset by increases in foreign exchange and equity and other portfolios compared to the prior year. The trading environment for interest rate and credit trading was challenging in 2011 due to volatility in the credit markets and fewer trading opportunities. Foreign exchange and equity and other portfolios benefited from wider spreads, and increased client activity from elevated levels of volatility in the markets.

The mix of trading-related income between net interest income and trading income is largely dependent upon the level of interest rates, which drives the funding costs of the Bank's trading portfolios. Generally, as interest rates rise, net interest income declines and trading income reported in non-interest income increases. Management believes that the total trading-related income is the appropriate measure of trading performance.

TABLE 10	TRADING-RELATED INCOME

(millions of Canadian dollars)	**2011**	2010	2009
Net interest income	**$ 842**	$ 827	$ 1,210
Trading income (loss)	**43**	484	685
Loans designated as trading under the fair value option[1]	**4**	21	47
Total trading-related income (loss)	**$ 889**	$ 1,332	$ 1,942
By product			
Interest rate and credit portfolios	**$ 403**	$ 896	$ 1,292
Foreign exchange portfolios	**432**	418	573
Equity and other portfolios	**50**	(3)	30
Loans designated as trading under the fair value option[1]	**4**	21	47
Total trading-related income (loss)	**$ 889**	$ 1,332	$ 1,942

[1] Excludes amounts related to securities designated as trading under the fair value option that are not managed within a trading portfolio, but which have been combined with derivatives to form economic hedging relationships.

FINANCIAL RESULTS OVERVIEW

Expenses

AT A GLANCE OVERVIEW

- **Reported non-interest expenses were $13,083 million, an increase of $920 million, or 8% compared with last year.**
- **Adjusted non-interest expenses were $12,395 million, an increase of $931 million, or 8%, compared with last year.**
- **Reported efficiency ratio improved to 60.6% compared with 62.2% last year.**
- **Adjusted efficiency ratio improved to 57.9% compared with 58.6% last year.**

NON-INTEREST EXPENSES

Reported non-interest expenses for the year were $13,083 million, an increase of $920 million, or 8% compared with last year. Adjusted non-interest expenses were $12,395 million, an increase of $931 million, or 8% compared with last year. The increase in adjusted non-interest expenses was driven by increases in all segments. U.S. Personal and Commercial Banking expenses increased due to acquisitions, investments in new stores and infrastructure, partially offset by the translation effect of a stronger Canadian dollar. Wealth Management expenses increased due to higher employee compensation costs largely driven by increased revenue, higher infrastructure investment to support business growth and project costs. Canadian Personal and Commercial Banking expenses increased primarily due to continued investment in the business. Wholesale Banking expenses increased primarily due to higher employee costs and investment in risk and control infrastructure, partially offset by lower variable compensation related to lower revenue.

EFFICIENCY RATIO

The efficiency ratio measures operating efficiency and is calculated by taking the non-interest expenses as a percentage of total revenue. A lower ratio indicates a more efficient business operation.

The reported efficiency ratio improved to 60.6%, compared with 62.2% last year. The adjusted efficiency ratio improved to 57.9%, compared with 58.6% last year. The Bank's reported and adjusted efficiency ratio improved from last year, primarily due to improved efficiency in Canadian Personal and Commercial Banking and Global Wealth.

NON-INTEREST EXPENSES
(millions of Canadian dollars)



$14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
09
10
11

EFFICIENCY RATIO
(percent)



80%
60
40
20
0
09
10
11

TABLE 11 NON-INTEREST EXPENSES AND EFFICIENCY RATIO				
(millions of Canadian dollars, except as noted)				2011 vs. 2010
	2011	2010	2009	% change
Salaries and employee benefits				
Salaries	**$ 4,235**	$ 3,747	$ 3,671	13.0%
Incentive compensation	**1,433**	1,337	1,342	7.2
Pension and other employee benefits	**1,055**	876	826	20.4
Total salaries and employee benefits	**6,723**	5,960	5,839	12.8
Occupancy				
Rent	**659**	577	559	14.2
Depreciation	**306**	335	323	(8.7)
Property tax	**56**	49	50	14.3
Other	**264**	275	281	(4.0)
Total occupancy	**1,285**	1,236	1,213	4.0
Equipment				
Rent	**217**	209	285	3.8
Depreciation[1]	**161**	266	277	(39.5)
Other	**422**	405	335	4.2
Total equipment	**800**	880	897	(9.1)
Amortization of other intangible assets[1]	**715**	592	653	20.8
Restructuring costs	**–**	17	36	(100.0)
Marketing and business development	**593**	595	566	(0.3)
Brokerage-related fees	**320**	297	274	7.7
Professional and advisory services	**932**	804	740	15.9
Communications	**271**	251	239	8.0
Other expenses				
Capital and business taxes	**154**	213	274	(27.7)
Postage	**177**	166	156	6.6
Travel and relocation	**172**	134	138	28.4
Other	**941**	1,018	1,186	(7.6)
Total other expenses	**1,444**	1,531	1,754	(5.7)
Total expenses	**$ 13,083**	$ 12,163	$ 12,211	7.6%
Efficiency ratio – reported	**60.6%**	62.2%	68.4%	(160)bps
Efficiency ratio – adjusted	**57.9**	58.6	59.2	(70)

[1] Effective 2011, amortization of software is included in amortization of intangible assets, reclassified from equipment depreciation. Prior year balances have not been reclassified.

Taxes

Reported total income and other taxes increased by $161 million, or 8%, from 2010. Income tax expense, on a reported basis, was up $37 million, or 3%, from 2010. Other taxes were up $124 million, or 14%, from 2010. Adjusted total income and other taxes were up $245 million, or 11%, from 2010. Total income tax expense, on an adjusted basis, was up $121 million, or 9%, from 2010.

The Bank's effective income tax rate, on a reported basis, was 18.4% for 2011, compared with 21.8% in 2010. The year-over-year decrease was largely due to the reduction in the Canadian statutory corporate tax rate in the current year and a $121 million charge related to an agreement with the Canada Revenue Agency last year. TD reports its investment in TD Ameritrade using the equity method of accounting. TD Ameritrade's tax expense of $148 million in the year, compared to $132 million in 2010, is not part of the Bank's tax rate reconciliation.

TABLE 12 | TAXES

(millions of Canadian dollars, except as noted)		**2011**		2010		2009
Income taxes at Canadian statutory income tax rate	**$ 1,983**	**28.1%**	$ 1,761	30.5%	$ 1,006	31.8%
Increase (decrease) resulting from:						
Dividends received	**(214)**	**(3.0)**	(283)	(4.9)	(333)	(10.5)
Rate differential on international operations	**(471)**	**(6.7)**	(359)	(6.2)	(448)	(14.1)
Agreement with Canada Revenue Agency	**–**	**–**	121	2.1	–	–
Other	**1**	**–**	22	0.3	16	0.4
Provision for income taxes and effective income tax rate – reported	**$ 1,299**	**18.4%**	$ 1,262	21.8%	$ 241	7.6%

The Bank's adjusted effective income tax rate was 20.0% for 2011, compared with 21.6% in 2010. The year-over-year decrease this year was largely due to the reduction in the Canadian statutory corporate tax rate in the current year.

TABLE 13 | NON-GAAP FINANCIAL MEASURES-RECONCILIATION OF REPORTED TO ADJUSTED INCOME TAXES[1]

(millions of Canadian dollars, except as noted)	**2011**	2010	2009
Provision for income taxes – reported	**$ 1,299**	$ 1,262	$ 241
Adjustments for items of note: Recovery of (provision for) income taxes[2]			
Amortization of intangibles[3]	**187**	197	229
Fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	**(23)**	19	114
Integration and restructuring charges relating to U.S. Personal and Commercial Banking acquisitions	**44**	38	153
Fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	**(6)**	5	70
Income taxes due to changes in statutory income tax rates	**–**	11	–
Insurance claims	**–**	(8)	–
General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking	**–**	(16)	77
Settlement of TD Banknorth shareholder litigation	**–**	–	19
FDIC special assessment charge	**–**	–	20
Agreement with Canada Revenue Agency	**–**	(121)	–
Integration charges relating to Chrysler Financial acquisition	**7**	–	–
Total adjustments for items of note	**209**	125	682
Provision for income taxes – adjusted	**1,508**	1,387	923
Other taxes			
Payroll	**367**	316	283
Capital and premium	**147**	207	268
GST, HST and provincial sales	**339**	222	172
Municipal and business	**149**	133	126
Total other taxes	**1,002**	878	849
Total taxes – adjusted	**$ 2,510**	$ 2,265	$ 1,772
Effective income tax rate – adjusted[4]	**20.0%**	21.6%	17.2%

[1] For explanations of items of note, see the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results overview" section of this document.

[2] The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.

[3] Effective 2011, amortization of software is recorded in amortization of intangibles. For the purpose of the items of note only, the income tax impact of software amortization is excluded from the amortization of intangibles.

[4] Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

Quarterly Financial Information

FOURTH QUARTER 2011 PERFORMANCE SUMMARY

Reported net income for the quarter was $1,566 million, an increase of $572 million, or 58%, compared with the fourth quarter last year. Reported diluted earnings per share for the quarter were $1.69, compared with $1.07 in the fourth quarter last year. Adjusted net income for the quarter was $1,634 million, an increase of $374 million, or 30%, compared with the fourth quarter last year. Adjusted diluted earnings per share for the quarter were $1.77, compared with $1.38 in the fourth quarter last year.

Revenue for the quarter was $5,665 million, an increase of $648 million, or 13%, on a reported basis, and $5,602 million on an adjusted basis, an increase of $570 million, or 11%, compared with the fourth quarter last year. The increase in adjusted revenue was driven by increases in all segments. U.S. Personal and Commercial Banking revenue increased primarily due to strong organic volume growth and the impact of acquisitions. Canadian Personal and Commercial Banking revenue increased due to strong volume growth, and higher insurance revenue, partially offset by a lower margin on average earning assets. Wealth Management revenue increased largely due to higher fee-based revenue from higher average client assets and increased transaction volumes. Wholesale Banking revenue increased due to higher security gains and improved trading revenue from equity derivative and foreign exchange businesses, partially offset by lower fixed income and credit trading.

Provision for credit losses was $334 million, a decrease of $70 million, or 17%, from the fourth quarter last year driven by decreases in all segments due to improved credit quality in both the U.S. and Canada, partially offset by the impact of acquisitions.

Non-interest expenses for the quarter were $3,482 million, an increase of $219 million, or 7%, on a reported basis, and $3,317 million on an adjusted basis, an increase of $229 million, or 7%, compared with the fourth quarter last year. The increase in adjusted non-interest expenses was driven by increases in most segments. U.S. Personal and Commercial Banking expenses increased primarily due to the impact of acquisitions, investments in infrastructure and new stores. Wholesale Banking expenses increased due to higher employee related costs and investment in risk and control infrastructure. Wealth Management expenses increased primarily due to higher employee related costs, project costs and increased revenue-based commissions. Canadian Personal and Commercial Banking expenses increased primarily due to higher employee related costs.

The Bank's reported effective tax rate was 17.4% for the quarter, compared with 27.7% in the same quarter last year. The year-over-year decrease was largely due to the reduction in the Canadian statutory corporate tax rate in the current year and the impact of a $121 million charge related to an agreement with the Canada Revenue Agency last year. The Bank's adjusted effective tax rate was 18.9% for the quarter, compared with 20.5% in the same quarter last year. The year-over-year decrease was largely due to the reduction in the Canadian statutory corporate tax rate in the current year.

QUARTERLY TREND ANALYSIS

Over the previous eight quarters, the Bank has had strong underlying adjusted earnings growth from its retail business segments despite the challenging economic environment. Canadian Personal and Commercial Banking earnings have shown strong growth over the past eight quarters on solid volume growth and declining PCL, partially offset by lower net interest margin in 2011. Despite the challenging operating and regulatory environment, U.S. Personal and Commercial Banking earnings have steadily increased over the past eight quarters driven by organic loan and deposit volume growth as well as acquisitions.

Wealth Management revenue showed strong growth over the past eight quarters due to growth in client assets and improved margins in 2011. Wealth Management earnings include contributions from the Bank's reported investment in TD Ameritrade which was up slightly compared with the prior year due largely to higher trading volumes.

Wholesale Banking's contribution to earnings has declined from the elevated levels experienced when the financial markets were rapidly recovering from the credit crisis. Market conditions have been a headwind in 2011 as the European and U.S. debt crises and higher levels of uncertainty resulted in lower capital market, trading and corporate lending revenue.

The Bank's earnings have seasonal impacts, principally the second quarter being affected by fewer business days.

The Bank's earnings are also impacted by market-driven events and changes in foreign exchange rates.

TABLE 14 QUARTERLY RESULTS

(millions of Canadian dollars)								For the three months ended
				2011				2010
	Oct. 31	**July 31**	**Apr. 30**	**Jan. 31**	Oct. 31	July 31	Apr. 30	Jan. 31
Net interest income	**$ 3,284**	**$ 3,303**	**$ 3,079**	**$ 3,165**	$ 2,983	$ 2,921	$ 2,790	$ 2,849
Non-interest income	**2,381**	**2,044**	**2,043**	**2,295**	2,034	1,823	1,977	2,188
Total revenue	**5,665**	**5,347**	**5,122**	**5,460**	5,017	4,744	4,767	5,037
Provision for credit losses	**334**	**374**	**343**	**414**	404	339	365	517
Non-interest expenses	**3,482**	**3,207**	**3,201**	**3,193**	3,263	2,966	2,953	2,981
Provision for (recovery of) income taxes	**321**	**348**	**287**	**343**	374	310	308	270
Non-controlling interests in subsidiaries, net of income taxes	**26**	**27**	**25**	**26**	27	26	26	27
Equity in net income of an associated company, net of income taxes	**64**	**59**	**66**	**57**	45	74	61	55
Net income – reported	**1,566**	**1,450**	**1,332**	**1,541**	994	1,177	1,176	1,297
Adjustments for items of note, net of income taxes								
Amortization of intangibles[1]	**104**	**102**	**108**	**112**	115	117	123	112
Decrease (increase) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	**(44)**	**(3)**	**(6)**	**(81)**	8	14	(23)	(4)
Integration and restructuring charges relating to the U.S. Personal and Commercial Banking acquisitions	**12**	**28**	**16**	**13**	18	5	–	46
Decrease (increase) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	**(9)**	**(5)**	**(2)**	**3**	4	(9)	2	7
(Recovery of) provision for income taxes due to changes in statutory income tax rates	**–**	**–**	**–**	**–**	–	–	–	(11)
Provision (release) of insurance claims	**–**	**–**	**–**	**–**	–	–	–	(17)
General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking	**–**	**–**	**–**	**–**	–	–	(44)	–
Agreement with Canada Revenue Agency	**–**	**–**	**–**	**–**	121	–	–	–
Integration charges relating to the Chrysler Financial acquisition	**5**	**6**	**3**	**–**	–	–	–	–
Total adjustments for items of note	**68**	**128**	**119**	**47**	266	127	58	133
Net income – adjusted	**1,634**	**1,578**	**1,451**	**1,588**	1,260	1,304	1,234	1,430
Preferred dividends	**48**	**43**	**40**	**49**	48	49	48	49
Net income available to common shareholders – adjusted	**$ 1,586**	**$ 1,535**	**$ 1,411**	**$ 1,539**	$ 1,212	$ 1,255	$ 1,186	$ 1,381
(Canadian dollars, except as noted)								
Basic earnings per share								
Reported	**$ 1.70**	**$ 1.59**	**$ 1.46**	**$ 1.70**	$ 1.08	$ 1.30	$ 1.31	$ 1.45
Adjusted	**1.77**	**1.73**	**1.60**	**1.75**	1.39	1.44	1.37	1.61
Diluted earnings per share								
Reported	**1.69**	**1.58**	**1.46**	**1.69**	1.07	1.29	1.30	1.44
Adjusted	**1.77**	**1.72**	**1.59**	**1.74**	1.38	1.43	1.36	1.60
Return on common shareholders' equity	**14.3%**	**14.4%**	**14.0%**	**15.5%**	9.7%	12.2%	13.0%	14.0%
(billions of Canadian dollars)								
Average earning assets	**$ 572**	**$ 547**	**$ 530**	**$ 521**	$ 512	$ 502	$ 478	$ 470
Net interest margin as a percentage of average earning assets	**2.28%**	**2.39%**	**2.38%**	**2.41%**	2.31%	2.31%	2.39%	2.41%

[1] Effective first quarter 2011, amortization of software is recorded in amortization of intangibles. For the purpose of the items of note only, software amortization is excluded from the amortization of intangibles.

BUSINESS SEGMENT ANALYSIS

Business Focus

For management reporting purposes, the Bank's operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, Wealth Management, U.S. Personal and Commercial Banking, and Wholesale Banking.

Canadian Personal and Commercial Banking comprises our Canadian banking and global insurance businesses. Under the TD Canada Trust brand, the retail operations provide a full range of financial products and services to approximately 12 million personal and small business customers. As a leading customer services provider, TD Canada Trust offers anywhere, anytime banking solutions through telephone and internet banking, more than 2,780 automated banking machines, and a network of 1,150 branches located across Canada. TD Commercial Banking serves the needs of medium-sized Canadian businesses, customizing a broad range of products and services to meet their financing, investment, cash management, international trade, and day-to-day banking needs. Under the TD Insurance brand, the Bank offers a broad range of insurance products, including home and automobile coverage, life and health insurance in Canada and the U.S., as well as business property and casualty business in the U.S., in addition to credit protection coverage on TD Canada Trust lending products. The auto finance business in Canada serves the financing needs of retail customers through our auto dealer network.

Wealth Management leads with an integrated offering of global direct investing, advice-based, and asset management to a large and diverse institutional and retail client base, and is one of the largest in Canada based on market share of assets. Closely aligned with the Canadian and U.S. Personal and Commercial Banking businesses, TD Wealth Management is focused on providing an exceptional client experience.

In its global direct investing channel, TD Wealth Management has a leading market share in Canada and the U.K. through TD Waterhouse Direct Investing and TD Waterhouse International. In the U.S., we have an investment in TD Ameritrade, which is the industry-leader as measured by trades. TD's advice businesses each offer a unique value proposition and through an integrated wealth offering provide a continuum of products and services that are matched to the clients' needs. TD Asset Management is a leading North American investment manager comprised of retail and institutional capabilities.

U.S. Personal and Commercial Banking comprises the Bank's retail and commercial banking operations in the U.S. Operating under the brand TD Bank, America's Most Convenient Bank, the retail operations provide a full range of financial products and services through multiple delivery channels, including a network of 1,281 stores located along the east coast from Maine to Florida, telephone, mobile and internet banking and automated banking machines, allowing customers to have banking access virtually anywhere and anytime. U.S. Personal and Commercial Banking also serves the needs of businesses, customizing a broad range of products and services to meet their financing, investment, cash management, international trade, and day-to-day banking needs. TD expanded its U.S. franchise in 2011 with the acquisition of Chrysler Financial's U.S. business operations.

Wholesale Banking provides a wide range of capital markets and investment banking products and services including underwriting and distribution of new debt and equity issues, providing advice on strategic acquisitions and divestitures, and meeting the daily trading, funding and investment needs of our clients. Operating under the TD Securities brand, our clients include highly-rated companies, governments, and institutions in key financial markets around the world. Wholesale Banking is an integrated part of TD's strategy, providing market access to TD's wealth and retail operations and providing wholesale banking solutions to our partners and their customers.

The Bank's other business activities are not considered reportable segments and are, therefore, grouped in the Corporate segment. The Corporate segment includes the impact of asset securitization programs, treasury management, general provisions for credit losses, tax items at an enterprise level, the elimination of taxable equivalent and other intercompany adjustments, and residual unallocated revenue and expenses.

Effective the first quarter of 2011, operating results and associated loans for the U.S. credit cards business were transferred from Canadian Personal and Commercial Banking to U.S. Personal and Commercial Banking for segment reporting purposes. In addition, the Bank implemented a change in its allocation methodologies whereby certain items previously reported in the Corporate segment are now being allocated to other segments. These changes have no impact on the Bank's Annual Consolidated Financial Statements. Prior period results were not reclassified. These changes are referred to as "segment transfers" throughout this document. Refer to the "Segment Transfers" section of this document for further details.

Effective July 4, 2011, executive responsibilities for the TD Insurance business were moved from Group Head, Canadian Banking, Auto Finance, and Credit Cards, TD to the Group Head, Wealth Management, Insurance and Corporate Shared Services, TD. The Bank is currently finalizing its future reporting format and will update these results for segment reporting purposes effective the first quarter of fiscal 2012. These changes will be applied retroactively.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments, the Bank notes that the measure is adjusted. Amortization of intangible expenses is included in the Corporate segment. Accordingly, net income for operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments, including those items which management does not consider within the control of the business segments. For more information, see the "How the Bank Reports" section. For information concerning the Bank's measures of economic profit and return on invested capital, which are non-GAAP measures, see the "Economic Profit and Return on Invested Capital" section. Segmented information also appears in Note 27 to the 2011 Consolidated Financial Statements.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means the value of non-taxable or tax-exempt income, for example dividend income, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in Wholesale Banking is eliminated in the Corporate segment. The TEB adjustment for the year was $311 million, compared with $415 million last year.

As noted in Note 5 to the 2011 Consolidated Financial Statements, the Bank securitizes retail loans and receivables held by Canadian Personal and Commercial Banking in transactions that are accounted for as sales. For the purpose of segmented reporting, Canadian Personal and Commercial Banking accounts for the transactions as though they are financing arrangements. Accordingly, the interest income earned on the assets sold net of the funding costs incurred by the purchaser trusts is recorded in net interest income and the PCL related to these assets is charged to provision for (reversal of) credit losses. This accounting is reversed in the Corporate segment and the gain recognized on sale together with income earned on the retained interests net of credit losses incurred are included in non-interest income.

The "Business Outlook and Focus for 2012" section for each segment, provided on the following pages, is based on the Bank's views and the actual "Economic Summary and Outlook" section and the outcome may be materially different. For more information, see the "Caution Regarding Forward-Looking Statements" section and the "Risk Factors That May Affect Future Results" section.

TABLE 15 **RESULTS BY SEGMENT**

(millions of Canadian dollars)	Canadian Personal and Commercial Banking		Wealth Management		U.S. Personal and Commercial Banking		Wholesale Banking		Corporate		Total	
	2011	2010	**2011**	2010	**2011**	2010	**2011**	2010	**2011**	2010	**2011**	2010
Net interest income	**$ 7,320**	$ 7,134	**$ 423**	$ 336	**$ 4,286**	$ 3,579	**$ 1,603**	$ 1,815	**$ (801)**	$ (1,321)	**$ 12,831**	$ 11,543
Non-interest income	**3,490**	3,237	**2,356**	2,121	**1,402**	1,180	**899**	1,059	**616**	425	**8,763**	8,022
Provision for (reversal of) credit losses	**820**	1,046	**–**	–	**666**	646	**22**	25	**(43)**	(92)	**1,465**	1,625
Non-interest expenses	**5,052**	4,934	**1,989**	1,813	**3,446**	2,910	**1,468**	1,395	**1,128**	1,111	**13,083**	12,163
Income (loss) before provision for income taxes	**4,938**	4,391	**790**	644	**1,576**	1,203	**1,012**	1,454	**(1,270)**	(1,915)	**7,046**	5,777
Provision for (recovery of) income taxes	**1,327**	1,296	**221**	197	**320**	230	**199**	588	**(768)**	(1,049)	**1,299**	1,262
Non-controlling interests in subsidiaries, net of income taxes	**–**	–	**–**	–	**–**	–	**–**	–	**104**	106	**104**	106
Equity in net income of an associated company, net of income taxes	**–**	–	**207**	194	**–**	–	**–**	–	**39**	41	**246**	235
Net income (loss) – reported	**3,611**	3,095	**776**	641	**1,256**	973	**813**	866	**(567)**	(931)	**5,889**	4,644
Adjustments for items of note, net of income taxes[1]												
Amortization of intangibles[2]	**–**	–	**–**	–	**–**	–	**–**	–	**426**	467	**426**	467
Decrease (increase) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	**–**	–	**–**	–	**–**	–	**–**	–	**(134)**	(5)	**(134)**	(5)
Integration and restructuring charges relating to U.S. Personal and Commercial Banking acquisitions	**–**	–	**–**	–	**69**	69	**–**	–	**–**	–	**69**	69
Decrease (increase) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	**–**	–	**–**	–	**–**	–	**–**	–	**(13)**	4	**(13)**	4
(Recovery of) provision for income taxes due to changes in statutory income tax rates	**–**	–	**–**	–	**–**	–	**–**	–	**–**	(11)	**–**	(11)
Provision (release) of insurance claims	**–**	–	**–**	–	**–**	–	**–**	–	**–**	(17)	**–**	(17)
General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking	**–**	–	**–**	–	**–**	–	**–**	–	**–**	(44)	**–**	(44)
Agreement with Canada Revenue Agency	**–**	–	**–**	–	**–**	–	**–**	121	**–**	–	**–**	121
Integration charges relating to the Chrysler Financial acquisition	**–**	–	**–**	–	**–**	–	**–**	–	**14**	–	**14**	–
Total adjustments for items of note	**–**	–	**–**	–	**69**	69	**–**	121	**293**	394	**362**	584
Net income (loss) – adjusted	**$ 3,611**	$ 3,095	**$ 776**	$ 641	**$ 1,325**	$ 1,042	**$ 813**	$ 987	**$ (274)**	$ (537)	**$ 6,251**	$ 5,228
(billions of Canadian dollars)												
Average invested capital	**$ 9.3**	$ 9.3	**$ 4.2**	$ 4.4	**$ 17.6**	$ 17.9	**$ 3.3**	$ 3.2	**$ 10.3**	$ 6.8	**$ 44.7**	$ 41.6
Risk-weighted assets	**73**	68	**9**	8	**98**	88	**35**	32	**4**	3	**219**	200

[1] For explanations of items of note, see the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results" section of this document.

[2] Effective 2011, amortization of software is recorded in amortization of intangibles. For the purpose of the items of note only, software amortization is excluded from the amortization of intangibles.

ECONOMIC SUMMARY AND OUTLOOK

The economic outlook for the Canadian economy has softened somewhat over the last few months. The Canadian economy is on track for a healthy 3.0% annualized gain in the third quarter of 2011, largely driven by gains in trade. The sharp rebound in the quarter reflects the unwinding of temporary factors that weighed heavily on growth in the prior quarter, such as the supply disruptions caused by the Japanese earthquake and a number of shutdowns in the energy sector. Looking beyond temporary factors, underlying economic fundamentals have begun to fade. Following three years of significant borrowing, households appear fatigued. Consumer spending has down shifted to an average annual pace of 1.0% over the last three quarters, following a 3.3% gain in 2010. Continued low interest rates are expected to keep debt affordable and households in a good position to support economic growth. However, as households take a more cautious approach to accumulating debt, we anticipate a modest pace of consumer spending going forward. Still, much of Canada's economic woes are expected to stem from negative external forces, such as the ongoing European financial crisis and a tepid economic recovery in the United States – both of which are expected to weigh on Canadian export growth and business spending. Overall, we expect the Canadian economy to grow by just 2.3% in 2011 and 2% in 2012, with economic growth picking up to a more respectable pace of 2.6% in 2013. This pace of economic growth and the number of international risks looming over the global economy are expected to keep the Bank of Canada rate on hold until early 2013.

NET INCOME BY BUSINESS SEGMENT
(as a percentage of total net income)



70%
60
50
40
30
20
10
0
09 10 11
09 10 11
09 10 11
09 10 11
Canadian Personal and Commercial Banking
Wealth Management
U.S. Personal and Commercial Banking
Wholesale Banking

Canadian Personal and Commercial Banking

Canadian Personal and Commercial Banking comprises the Bank's personal and business banking businesses in Canada, TD Auto Finance in Canada, as well as the Bank's insurance operations. Under the TD Canada Trust brand, the retail operations provide a full range of financial products and services to approximately 12 million personal and small business customers.

$3,611
(millions of Canadian dollars)
NET INCOME


$4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
09
10
11

47%
(percent)
EFFICIENCY RATIO


60%
50
40
30
20
10
0
09
10
11

TABLE 16 **REVENUE**

(millions of Canadian dollars)	2011	2010	2009
Personal deposits	**$ 2,753**	$ 2,534	$ 2,508
Consumer lending	**2,449**	2,435	2,175
Business banking	**2,238**	2,028	1,912
Real estate secured lending	**1,966**	2,017	1,515
Insurance, net of claims	**1,259**	1,107	1,075
Other[1]	**145**	250	264
Total	**$ 10,810**	$ 10,371	$ 9,449

[1] Other revenue includes internal commissions on sales of mutual funds and other wealth management products, and other branch services. In 2011 an internal volume transfer occurred between business lines in which fees for foreign exchange and safety deposit box rentals were reclassified from Other to the various business lines.

BUSINESS HIGHLIGHTS

- **Posted record earnings of $3,611 million, up 17% from last year.**
- **Delivered 2% operating leverage and record annual efficiency of 46.7%.**
- **Strong loan volume, supported by stable credit quality.**
- **Ongoing investment in customer-facing areas with the objective of further improving customer service and convenience. Opened 170 new branches since 2006, including 24 new branches in 2011.**
- **Combined our existing auto lending business with our purchase of Chrysler Financial.**
- **Achieved external recognition as an industry leader in customer service excellence with distinctions that included the following:**
  - **Rated #1 for "Customer Service Excellence" among Canada's five major banks by Synovate, an independent market research firm for the seventh year in a row. The Synovate Best Banking Awards for 2011 were based on survey responses from 40,353 households for the year ended August 2011, regionally and demographically representative of the entire Canadian population. Known as the Customer Service Index, the survey has been in existence since 1987.**
  - **Ranked highest in customer satisfaction among the five major Canadian banks for the sixth consecutive year by J.D. Power and Associates. 2011 results represented responses from 12,740 Canadian retail banking customers, fielded in March and June 2011 by J.D. Power and Associates, a global marketing information services firm. TD Canada Trust set the highest benchmark scores across six major drivers of customer satisfaction: account activities, account information, product offerings, facility, fees, and problem resolution.**
- **TD Insurance gross originated insurance premiums grew 5%, and TD General Insurance retained the #1 direct writer position.**

CHALLENGES IN 2011

- **Continued low interest rate environment led to a decline in margins.**
- **Heightened competition from the major Canadian banks and other competitors in residential secured lending, credit cards, and term deposits.**
- **Consumer deleveraging in lines of credit.**

INDUSTRY PROFILE

The personal and business banking environment in Canada is very competitive among the major banks as well as some strong regional players. The intense competition makes it difficult to sustain market share gains and distinctive competitive advantage over the long term. The Canadian auto finance industry is also very competitive among the major banks and captive finance companies. Continued success depends upon outstanding customer service and convenience, disciplined risk management practices, and expense management. The Canadian property and casualty insurance industry features a relatively large number of participants each with limited market share. The life and health insurance industry in Canada and the reinsurance market internationally are more consolidated featuring a few large players.

OVERALL BUSINESS STRATEGY

The strategy for Canadian Personal and Commercial Banking is to:

- Integrate the elements of the comfortable customer experience into everything we do.
- Be recognized as an extraordinary place to work.
- Use our strengths to build out under-represented businesses.
- Simplify activities to be an efficient revenue growth engine.
- Invest in the future to deliver top tier earnings performance consistently.

TABLE 17 **CANADIAN PERSONAL AND COMMERCIAL BANKING**

(millions of Canadian dollars, except as noted)	**2011**	2010	2009
Net interest income	**$ 7,320**	$ 7,134	$ 6,348
Non-interest income	**3,490**	3,237	3,101
Total revenue	**10,810**	10,371	9,449
Provision for credit losses	**820**	1,046	1,155
Non-interest expenses	**5,052**	4,934	4,725
Net income – reported	**$ 3,611**	$ 3,095	$ 2,472
Selected volumes and ratios			
Return on invested capital	**39.0%**	33.4%	28.1%
Margin on average earning assets (including securitized assets)	**2.77**	2.92	2.90
Efficiency ratio	**46.7**	47.6	50.0
Number of Canadian retail branches	**1,150**	1,127	1,116
Average number of full-time equivalent staff	**34,560**	34,108	32,725

REVIEW OF FINANCIAL PERFORMANCE

Canadian Personal and Commercial Banking generated record net income for the year of $3,611 million, an increase of $516 million, or 17%, from last year. Return on invested capital for the year was 39.0%, compared with 33.4% last year.

Revenue for the year was $10,810 million, an increase of $439 million, or 4% (6% excluding segment transfers), compared with last year, mainly due to strong volume growth, as well as strong insurance revenue from solid premium growth and better claims experience. Margin on average earning assets decreased 15 bps to 2.77% compared with last year. The decline was attributable to the low rate environment, competitive pricing, and portfolio mix. Real estate secured lending, business loans, auto lending, personal and business deposits, as well as insurance posted strong volume growth. Real estate secured lending volume, including securitized assets, increased $14.8 billion, or 8%. Auto lending volume increased $2.2 billion, or 22% with the acquisition of Chrysler Financial contributing $0.4 billion. Business loans and acceptances volume increased $3.6 billion, or 11%. Personal deposit volume increased $4.6 billion, or 4%, while business deposit volume increased $6.2 billion, or 11%. Gross originated insurance premiums increased $166 million, or 5%.

PCL for the year was $820 million, a decrease of $226 million, or 22% (16% excluding segment transfers), compared with last year mainly due to improved credit portfolio performance and enhanced collection strategies. Personal banking PCL was $786 million, a decrease of $164 million ($111 million excluding segment transfers), or 17%, and business banking PCL was $34 million, a decrease of $63 million, or 65%. PCL as a percentage of credit volumes was 0.31%, a decline of 12 bps from last year. Net impaired loans were $596 million, an increase of $44 million, or 8%, compared with last year. Net impaired loans as a percentage of total loans were 0.22%, which was flat compared with October 31, 2010.

Non-interest expenses for the year were $5,052 million, an increase of $118 million, or 2% (3% excluding segment transfers), compared with last year primarily due to continued investment in the business.

The average FTE staffing levels increased by 452, or 1%. The efficiency ratio improved to a record 46.7%, compared with 47.6% last year.

KEY PRODUCT GROUPS

Personal Banking

- Personal Deposits – In 2011, the Bank continued to leverage its market share position to deliver solid volume growth. While competitive pressure for accounts has been increasing, the Bank maintained its leadership in market share and continued to grow net active accounts.
- Consumer Lending – Modest growth in personal lending and credit card balances as effective account management and account acquisition helped to offset slowing consumer demand.
- Real Estate Secured Lending – Consumer focus on managing debt loads contributed to strong but moderating growth in 2011. Despite the challenging environment, the Bank maintained its leadership position in market share.
- TD Auto Finance Canada – Continued growth primarily driven by strong auto sales.

Business Banking

- Commercial Banking – Continued investment in new branch locations, customer-facing resources, and sales tools resulted in strong volume growth and market share gains across all products, particularly deposits, which posted double digit growth. Credit losses were lower than the previous year as economic conditions stabilized.
- Small Business Banking – The customer base continued to grow during the year generating strong deposit volume growth. The business continued to invest in additional small business advisors in our retail branches, as well as in sales tools to better enable the retail sales force to serve customers.
- Merchant Services Banking – We offer point-of-sale solutions for debit and credit card transactions, supporting over 100,000 business locations across the country. Business volumes and revenue continued to increase in 2011 as a result of stronger spending, continued benefits from the acquisition of the MasterCard customer portfolio in 2010 from First Data, and the launch of a direct sales force for the businesses.

Insurance

- TD General Insurance – Strong unit growth in our affinity business and repricing of the direct business led to solid premium growth which along with better claims management drove significant earnings improvement, consolidating TD Insurance's position as the leader in the direct personal automobile and home insurance industry and affinity business in Canada.
- TD Life and Health – Solid premium growth from providing Life and Health solutions to over 3 million Canadians, and expense management, led to strong earnings growth. TD Insurance offers a full range of products to meet client needs including travel insurance, term life insurance, critical illness, and mortgage, credit card and loan insurance.

BUSINESS OUTLOOK AND FOCUS FOR 2012

Heading into 2012, Canadian Personal and Commercial Banking has good operating momentum – a leadership position in branch hours, leverage from ongoing and consistent investments in the sales force, growing market share in the business bank, and the contribution from the MBNA acquisition. However, the impact of lower margins and slower underlying personal banking growth will be key revenue growth challenges. We expect retail credit loss rates to remain relatively stable into 2012 and forecast commercial credit losses to increase to more normalized levels. While we will manage operating expenses tightly, we will continue to make appropriate investments in our business. Overall, we expect earnings growth to moderate.

Our key priorities for 2012 include:

- **Extend our leadership position in customer service and convenience.**
- **Create an integrated customer service experience across all channels.**
- **Mitigate impact from slower growth operating environment by improving efficiency through streamlining, and simplifying technology, processes and controls.**
- **Continue to grow under-represented businesses and identify new sources of revenue.**
- **Meet year one integration goals for the MBNA Canada acquisition.**

Wealth Management

Through our direct investing, advice-based, and asset management businesses, TD Wealth Management helps individual and institutional clients build, preserve, and transition wealth.

$189
(billions of Canadian dollars)
ASSETS UNDER MANAGEMENT[1]


$200
150
100
50
0
09
10
11

$241
(billions of Canadian dollars)
ASSETS UNDER ADMINISTRATION[2]


$250
200
150
100
50
0
09
10
11

$776
(millions of Canadian dollars)
NET INCOME


$800
600
400
200
0
09
10
11

TABLE 18 **REVENUE[3,4]**

(millions of Canadian dollars)	2011	2010	2009
Direct investing	**$ 893**	$ 778	$ 742
Advice-based	**1,056**	923	820
Asset management	**830**	756	643
Total Global Wealth	**$ 2,779**	$ 2,457	$ 2,205

[1] Assets under management: Assets owned by customers, managed by the Bank, where the Bank makes investment selections on behalf of the client (in accordance with an investment policy). In addition to the TD family of mutual funds, the Bank manages assets on behalf of individuals, pension funds, corporations, institutions, endowments and foundations.

[2] Assets under administration: Assets owned by customers where the Bank provides services of an administrative nature, such as the collection of investment income and the placing of trades on behalf of the clients (where the client has made their own investments selection).

[3] Excludes the Bank's investment in TD Ameritrade.

[4] Certain revenue lines are presented net of internal transfers.

BUSINESS HIGHLIGHTS

- **Wealth Management net income of $776 million was 21% above 2010, while Global Wealth, which excludes TD Ameritrade, was up 27%. The Bank's investment in TD Ameritrade contributed earnings of $207 million for the year, 7% higher than the previous year.**
- **Global Wealth had a record earnings year with net income of $569 million. Despite the challenging economic environment, all businesses experienced solid growth and delivered strong results.**
- **Global Wealth assets under administration of $241 billion as at October 31, 2011, increased by $16 billion, or 7%, compared with October 31, 2010. Assets under management of $189 billion as at October 31, 2011 increased by $6 billion, or 3%, compared with October 31, 2010 primarily driven by net new client assets.**
- **The Canadian direct investing business increased their number one market share position in Canada in both assets and trades. In the U.K., our direct investing operation maintained the number one market position, as ranked by trades per day.**
- **Our full-service and direct investing businesses ranked number 2 among Canadian banks in the J.D. Power and Associates customer satisfaction survey results for 2011.**
- **Our Advice businesses in Canada hit a milestone and exceeded $100 billion in AUA despite volatile markets, clients continued to choose to open new accounts with us increasing our asset growth.**
- **TD Mutual Funds launched Target Return funds in September 2011, a first for the Canadian mutual fund industry. These Funds take an outcome-based approach to investing by seeking to provide three key benefits: 1) Potential protection against inflation; 2) Opportunity for reduced volatility; and 3) Defined target return.**
- **TD Asset Management Inc. (TDAM), the manager of TD Mutual Funds, was recognized at the Canadian Lipper Fund Awards. TD Monthly Income Fund (Investor Series) was awarded for its excellent performance over the past 10 years, and the TD U.S. Mid-Cap Growth Fund (Investor Series) was awarded for both its five-year and 10-year performance.**
- **TDAM launched two institutional low volatility funds. These funds are differentiated in the marketplace as they seek to provide equity market returns with lower volatility.**

CHALLENGES IN 2011

- **Assets under administration and assets under management were negatively impacted in the second half of 2011 by weakening global economic growth, sovereign debt issues in Europe and U.S. debt ceiling negotiations.**
- **Low interest rates and economic uncertainty throughout the year challenged revenue growth.**

INDUSTRY PROFILE

TD Wealth Management operates in three geographic regions: Canada, the U.S., and Europe. In Canada, the industry is extremely competitive consisting of major banks, large insurance companies, and monoline wealth organizations. TD has a leading market share in direct investing and asset management, and a growing share of the advice-based businesses. Given the level of competition in Canada, success lies in our ability to differentiate our client experience in our direct investing business, and to provide investment solutions and advice to manage our advised clients' wealth accumulation, preservation and transition to meet their needs.

In the U.S., the wealth management industry is large but fragmented, consisting of banks, mutual fund companies, and discount brokers. In our Maine-to-Florida footprint, the Bank competes against national and regional banks, as well as brokerage companies.

In the U.K. and Europe, the industry is led by strong regional players with little pan-European presence or brand. TD competes by providing multi-currency and multi-exchange online direct investing services for retail investors, and custody and clearing services for corporate clients.

OVERALL BUSINESS STRATEGY

Global Direct Investing

- Build on leadership through best-in-class service and intuitive functionality.

North American Advice-based Business

- Provide comprehensive investment and wealth planning services to deliver on pre-retiree and retiree clients' needs in terms of the preservation and transition of wealth.
- Continue to deepen the business referral relationship with personal and commercial banking partners in Canada and the U.S.
- Focus on unique client segments by catering to their specific investment needs.

Asset Management

- Deepen channel penetration, broaden institutional relationships, and expand international equity capability.

TABLE 19	WEALTH MANAGEMENT		
(millions of Canadian dollars, except as noted)	**2011**	2010	2009
Global Wealth			
Net interest income	**$ 423**	$ 336	$ 270
Non-interest income	**2,356**	2,121	1,935
Total revenue	**2,779**	2,457	2,205
Non-interest expenses	**1,989**	1,813	1,701
Net Income			
Global Wealth	**569**	447	345
TD Ameritrade	**207**	194	252
Total Wealth Management	**$ 776**	$ 641	$ 597
Selected volumes and ratio – Global Wealth			
Assets under administration (billions of Canadian dollars)	**$ 241**	$ 225	$ 191
Assets under management (billions of Canadian dollars)	**189**	183	171
Return on invested capital (Total Wealth Management)	**18.4%**	14.5%	12.8%
Efficiency ratio	**71.6%**	73.8%	77.1%
Average number of full-time equivalent staff	**7,239**	7,043	6,864

REVIEW OF FINANCIAL PERFORMANCE

Wealth Management net income for the year was $776 million, an increase of $135 million, or 21%, compared with last year. Global Wealth net income, which excludes TD Ameritrade, was $569 million, an increase of $122 million or 27% driven by growth across all business lines. The Bank's reported investment in TD Ameritrade generated $207 million of net income, an increase of $13 million, or 7%, compared with last year. The increase was driven by higher operating earnings in TD Ameritrade, partially offset by a stronger Canadian dollar. For its fiscal year ended September 30, 2011, TD Ameritrade reported net income of US$638 million, an increase of US$46 million, or 8%, compared with last year. Wealth Management's return on invested capital was 18.4%, compared with 14.5% last year.

Revenue for the year was $2,779 million, an increase of $322 million, or 13%, compared with last year. Revenue in the asset management and advice-based businesses increased primarily due to growth in average client assets which drove stronger fee-based revenue. Direct investing revenue increased due to higher net interest income mainly from expansion in net interest margin, higher client deposits and margin loans, and increased transaction revenue from higher transaction volumes.

Non-interest expenses for the year were $1,989 million, an increase of $176 million, or 10%, compared with last year. The increase in expenses was mainly due to higher variable costs driven by increased revenue from higher asset values in the advice-based and asset management businesses, increased compensation costs associated with higher average FTE, higher infrastructure investment to support business growth, and non-recurring project costs.

The average FTE staffing levels for the year increased by 196, or 3%, compared with last year. The increase was due to both support staff for business and infrastructure growth, and in client-facing FTE staff. The efficiency ratio for the year improved to 71.6% compared to 73.8% in the prior year.

Assets under administration of $241 billion as at October 31, 2011 increased by $16 billion, or 7%, compared with October 31, 2010, primarily due to net new client assets. Assets under management of $189 billion as at October 31, 2011 increased by $6 billion, or 3% compared with October 31, 2010.

TD AMERITRADE HOLDING CORPORATION

As at October 31, 2011, the Bank's reported investment in TD Ameritrade was 44.96% (July 31, 2011 – 43.76%; October 31, 2010 – 45.93%) of the issued and outstanding shares of TD Ameritrade.

On August 6, 2010 and October 31, 2011, the Stockholders Agreement was amended in each case such that: (i) the Bank has until January 24, 2014 to reduce its ownership in TD Ameritrade to 45% if the Bank's ownership interest exceeds 45% as a result of authorized repurchases of common stock by TD Ameritrade; (ii) the Bank is required to commence reduction of its ownership in TD Ameritrade and continue its reduction as long as it can be executed at a price per share equal to or greater than the Bank's then-applicable average carrying value per share of TD Ameritrade; and (iii) in connection with stock repurchases by TD Ameritrade, the Bank's ownership interest in TD Ameritrade will not exceed 48%.

In accordance with the Bank's previously disclosed intention, the Bank sold 17.3 million shares of TD Ameritrade during the year and recognized a gain of $8.1 million on this sale.

The condensed financial statements of TD Ameritrade, based on its Consolidated Financial Statements filed with the SEC, are provided as follows:

TABLE 20	CONDENSED CONSOLIDATED BALANCE SHEET	
(millions of U.S. dollars)	As at Sept. 30	
	2011	2010
Assets		
Receivables from brokers, dealers, and clearing organizations	**$ 834**	$ 1,208
Receivables from clients, net of allowance for doubtful accounts	**8,059**	7,394
Other assets	**8,233**	6,125
Total assets	**$ 17,126**	$ 14,727
Liabilities		
Payable to brokers, dealers, and clearing organizations	**$ 1,710**	$ 1,934
Payable to clients	**8,979**	6,810
Other liabilities	**2,321**	2,211
Total liabilities	**13,010**	10,955
Stockholders' equity	**4,116**	3,772
Total liabilities and stockholders' equity	**$ 17,126**	$ 14,727

TABLE 21	CONDENSED CONSOLIDATED STATEMENTS OF INCOME	
(millions of U.S. dollars)	For the years ended	
	Sept. 30, 2011	Sept. 30, 2010
Revenues		
Net interest revenue	**$ 492**	$ 422
Fee-based and other revenue	**2,271**	2,139
Total revenues	**2,763**	2,561
Operating expenses		
Employee compensation and benefits	**675**	622
Other	**1,040**	974
Total operating expenses	**1,715**	1,596
Other expense	**31**	53
Pre-tax income	**1,017**	912
Provision for income taxes	**379**	320
Net income[1]	**$ 638**	$ 592
Earnings per share – basic	**$ 1.12**	$ 1.01
Earning per share – diluted	**$ 1.11**	$ 1.00

[1] The Bank's equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles.

KEY PRODUCT GROUPS

Global Direct Investing

- TD Waterhouse Direct Investing offers a comprehensive product and service offering to self-directed retail investors and to investment counsellors and corporate clients through its Institutional Services business. TD Waterhouse is the largest direct investing in Canada by assets under administration and trade volume. In the U.K. and Europe, TD Waterhouse International provides multi-currency and multi-exchange online direct investing services for retail investors, and custody and clearing services for corporate clients. This business has a leading market share, is ranked number one in trades per day in the U.K., and has presence in Ireland and other areas of Europe.

North American Advice-based Business

- Integrated and closely aligned to Canadian and U.S. Personal and Commercial Banking segments, TD's advice-based businesses, (TD Waterhouse Financial Planning, TD Waterhouse Private Investment Advice, and Private Client Group) represent a critical mass organization that meets the pre-retirement and retirement needs of clients. Each advice-based business is focused on a discrete segment and offers a specific value proposition which aligns with clients' asset levels and the complexity of their needs. Together they provide investment solutions and advice to manage clients' asset accumulation, and the preservation and transition of client wealth.

Asset Management

- TD Asset Management (TDAM) is a leading investment manager comprised of retail and institutional capabilities. In Canada, TD Mutual Funds provides one of the most broadly diversified ranges of mutual funds and professionally managed portfolios. TDAM's institutional investment business has a leading market share in Canada. Both units work in close partnership with wealth management businesses to align origination, manufacturing, wholesaling, and distribution.

BUSINESS OUTLOOK AND FOCUS FOR 2012

Market volatility and economic uncertainty experienced in the latter part of 2011 are expected to continue into early 2012 with no signs of stabilizing in the near term. The low interest rate environment is expected to prevail throughout 2012 sustaining the pressure on margins. Despite these external environmental challenges, our business fundamentals are strong and our prospects for growth remain positive as we move into fiscal 2012.

Our key priorities for 2012 are as follows:

- **Build on our leadership in the direct investing business by introducing new client solutions and improving service.**
- **Grow market share in our advice-based businesses via planning tools and client experience enhancements.**
- **Leverage our partnerships within the Bank.**
- **Focus on unique client segments to service their specific financial needs.**
- **Leverage our premier institutional asset management capabilities as we compete for new mandates.**
- **Enhance our technology and operations capabilities to drive further efficiencies across the wealth management platform and to provide best-in-class client service levels.**

U.S. Personal and Commercial Banking

Operating under the brand name, TD Bank, America's Most Convenient Bank, U.S. Personal and Commercial Banking offers a full range of banking services to more than 7 million customers including individuals, businesses, and governments.

$1,255
(millions of Canadian dollars)
NET INCOME


$1,500
$1,200
900
600
300
0
09
10
11

61%
(percent)
EFFICIENCY RATIO


80%
60
40
20
0
09
10
11

TABLE 22 **ASSETS**[1]

(millions of dollars)	Canadian dollars			U.S. dollars		
	2011	2010	2009	**2011**	2010	2009
Consumer loans	**$ 34,993**	$ 24,026	$ 20,371	**$ 35,109**	$ 23,550	$ 18,900
Business and government loans	**43,146**	41,545	36,108	**43,289**	40,722	33,500
Debt securities classified as loans[2]	**3,804**	5,054	7,900	**3,817**	4,954	7,302
Investment securities	**42,541**	36,590	27,998	**41,682**	35,866	25,879
Other assets	**3,467**	11,164	12,261	**3,478**	10,943	11,333
Total	**$ 127,951**	$ 118,379	$ 104,638	**$ 127,375**	$ 116,035	$ 96,914

[1] Excluding all goodwill and other intangibles.
[2] As a result of the 2009 Amendments to *CICA Handbook* Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans.

BUSINESS HIGHLIGHTS

- **Achieved US$1,275 million in reported earnings and US$1,345 million in adjusted earnings, an increase of 35% and 33% respectively, in a challenging operating environment.**
- **Record adjusted earnings.**
- **Gained profitable market share on both loans and deposits while maintaining strong credit quality.**
- **Grew loans organically by approximately US$6.8 billion, or 13%, and deposits by US$9.3 billion, or 13%, since last year (US$17.7 billion, or 30%, and US$25.9 billion, or 19%, including the South Financial and Chrysler Financial acquisitions, Government deposits and TD Ameritrade insured deposit accounts), during a significant economic downturn.**
- **Successfully integrated South Financial during 2011.**
- **Continued to lead in customer service and convenience with more store hours than competitors in our Maine-to-Florida footprint.**
- **Continued to invest in growing the franchise, adding 37 new stores in fiscal 2011.**
- **Asset quality has improved for the legacy portfolio, acquired credit-impaired loan portfolios continue to perform within expectations.**

CHALLENGES IN 2011

- **Regulatory and legislative changes have impacted the operating environment, TD Bank's product offering and economics.**
- **Low interest rate environment continues which has impacted deposit margins.**
- **Weak loan demand due to slow economic recovery and prolonged weakness in employment.**
- **Increased competition has led to pressure on margins.**

INDUSTRY PROFILE

The U.S. banking industry has experienced a significant amount of consolidation over the past few years. The personal and business banking environment in the U.S. is very competitive in all areas of the business. TD Bank is subject to vigorous competition from other banks and financial institutions, including savings banks, finance companies, credit unions, and other providers of financial services. The keys to profitability are attracting and retaining customer relationships over the long term by owning the convenience and service space within our operating footprint, effective risk management, rational product pricing, use of technology to deliver products and services for customers anytime and anywhere, optimizing fee-based businesses, and effective control of operating expenses.

OVERALL BUSINESS STRATEGY

The strategy for U.S. Personal and Commercial Banking is to:

- Continue to take share while controlling expenses.
- Evolve the business in response to regulatory changes – at appropriate pace and cost.
- Implement franchise optimization e.g., wallet share in retail and commercial; banking for TD Ameritrade customers; productivity improvements.
- Continue building large bank functionality and capability.
- Manage asset quality.
- Optimize balance sheet and capital structure and grow assets to deploy excess liquidity.
- Execute on the acquisitions and related integration and capture synergies.

TABLE 23 **U.S. PERSONAL AND COMMERCIAL BANKING**

(millions of dollars, except as noted)	Canadian dollars			U.S. dollars		
	2011	2010	2009	**2011**	2010	2009
Net interest income	**$ 4,286**	$ 3,579	$ 3,607	**$ 4,347**	$ 3,451	$ 3,093
Non-interest income	**1,402**	1,180	1,117	**1,425**	1,140	960
Total revenue	**5,688**	4,759	4,724	**5,772**	4,591	4,053
Provision for credit losses – loans	**513**	615	698	**520**	592	601
Provision for credit losses – debt securities classified as loans	**75**	31	250	**75**	29	209
Provision for credit losses – acquired credit-impaired loans[1]	**78**	–	–	**82**	–	–
Provision for credit losses – total	**666**	646	948	**677**	621	810
Non-interest expenses – reported	**3,446**	2,910	3,213	**3,495**	2,805	2,763
Non-interest expenses – adjusted	**3,333**	2,803	2,785	**3,379**	2,702	2,390
Net income – reported	**1,256**	973	633	**1,275**	941	541
Adjustments for items of note:[2]						
Integration and restructuring charges relating to U.S. Personal and Commercial Banking acquisitions	**69**	69	276	**70**	67	240
Net income – adjusted	**$ 1,325**	$ 1,042	$ 909	**$ 1,345**	$ 1,008	$ 781
Selected volumes and ratios						
Return on invested capital	**7.5%**	5.8%	4.5%	**7.5%**	5.8%	4.5%
Efficiency ratio – reported	**60.6%**	61.1%	68.0%	**60.6%**	61.1%	68.0%
Efficiency ratio – adjusted	**58.6%**	58.9%	59.0%	**58.6%**	58.9%	59.0%
Margin on average earning assets (TEB)[3]	**3.63%**	3.49%	3.52%	**3.63%**	3.49%	3.52%
Number of U.S. retail stores	**1,281**	1,269	1,028	**1,281**	1,269	1,028
Average number of full-time equivalent staff	**24,193**	19,952	19,594	**24,193**	19,952	19,594

[1] Includes all FDIC covered loans and other acquired credit-impaired loans.

[2] For explanations of items of note, see the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in this document.

[3] Average deposits and margin on average earning assets exclude the impact related to the TD Ameritrade insured deposit accounts (IDA). The IDA is described in Note 29 to the 2011 Consolidated Financial Statements.

REVIEW OF FINANCIAL PERFORMANCE

U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the year was $1,256 million, an increase of $283 million, or 29%, on a reported basis, and $1,325 million on an adjusted basis, an increase of $283 million, or 27%, compared with last year. In U.S. dollar terms, reported net income was $1,275 million, an increase of $334 million, or 35%, and net income on an adjusted basis was US$1,345 million, an increase of US$337 million, or 33%. The increase was primarily due to higher core fee-based revenue, increased loan and deposit volume, and lower PCL, partially offset by higher expenses and the impact of Regulation E on overdraft fees. Adjusted net income for the current and prior year excluded integration and restructuring charges relating to acquisitions. The return on invested capital was 7.5%, compared with 5.8% last year. On April 1, 2011, the Bank acquired 100% of the outstanding equity of Chrysler Financial for cash consideration of approximately $6.4 billion. As at April 1, 2011, the acquisition contributed $3.1 billion of net cash and cash equivalents, $7.3 billion of loans, $2.2 billion of other assets, and $6.5 billion of liabilities.

In U.S. dollar terms, revenue for the year was US$5,772 million, an increase of US$1,181 million, or 26%, compared with last year, driven by increased loan and deposit volume, higher fee-based revenue and the impact of acquisitions. The margin on average earning assets for the year increased by 14 bps to 3.63% compared with last year as higher margins on acquired portfolios were partially offset by the impact of a low rate environment.

Total PCL for the year was US$677 million, an increase of US$56 million, or 9%, compared with last year due primarily to the acquired loan portfolios. PCL for loans excluding acquired credit-impaired loans and debt securities classified as loans as a percentage of credit volume was 0.76%, a decrease of 32 bps, compared with last year. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, were US$1,144 million a decrease of US$47 million, or 4%, compared with last year due to lower levels of new formations and continued improvement in credit quality. Acquired credit-impaired loans totalled US$5.6 billion at October 31, 2011 versus US$6.9 billion at October 31, 2010 while net impaired debt securities classified as loans were US$1.4 billion versus US$1.0 billion at October 31, 2010. Reported non-interest expenses for the year were US$3,495 million, an increase of US$690 million, or 25%, compared with last year. On an adjusted basis, excluding the items of note for integration and restructuring charges, non-interest expenses were US$3,379 million, an increase of US$677 million, or 25%, due to acquisitions (the South Financial Group and Chrysler Financial), investments in new stores, investments in infrastructure, and economic and regulatory factors.

The average FTE staffing levels for the year increased by 4,241, or 21%, compared with last year due to new stores and acquisitions, partially offset by synergies and store consolidation. The reported efficiency ratio for the year improved to 60.6%, compared with 61.1% last year. The adjusted efficiency ratio for the year improved 30 bps compared with last year.

KEY PRODUCT GROUPS

Personal Banking

- Personal Deposits – Continued to build on our reputation as America's Most Convenient Bank by opening 37 new stores in fiscal 2011. Delivered strong year-over-year growth driven by maturing stores and a competitive product offering.
- Consumer Lending – Principal product offerings of home equity loans and lines of credit and auto loans offered through a network of auto dealers continued to grow organically. Loan loss rates have improved over the prior year and remain at the lower end of loss rates in the industry.
- Residential Real Estate Secured Lending – Grew profitable market share and franchise customers, with strong credit quality, during a tough economic environment. Loan volumes have increased by approximately US$4 billion over last year driven by higher originations. In-store originations are a key focus to leverage cross-sell opportunities.
- Small Business Banking and Merchant Services – The Small Business Banking group continues to be among the top ranked small business lenders in most of our markets. Merchant Services offers point-of-sale settlement solutions for debit and credit card transactions, supporting over 15,000 business locations in our footprint.

Commercial Banking

- Commercial Banking – While overall commercial loan demand remained tepid in the operating environment, loan volume grew by 10% organically, significantly outperforming peers. Loan losses have improved throughout the portfolio and our overall asset quality remains better than the industry.

BUSINESS OUTLOOK AND FOCUS FOR 2012

We will continue to build on our strength of industry-leading convenience banking, providing superior customer service, and efficient, local decision making. We expect to open in excess of 30 new stores in fiscal 2012. Adjusted for acquisitions, expense growth is expected to moderate and will be driven by investments in future growth including new stores and technology infrastructure. PCL is expected to continue to normalize in 2012. Revenue growth will be muted by the impact of prolonged low interest rates and the Durbin amendment. The Durbin amendment is expected to impact gross revenue by approximately US$50-60 million pre-tax per quarter. Regulatory and legislative actions will continue to impact the operating environment and economics of TD Bank which will result in an increased focus on evolving the product offering to TD Bank's customers while maintaining a strong market position. The goal of U.S. Personal and Commercial Banking is to achieve consistent earnings growth over the long-term. Our key priorities for 2012 are as follows:

- **Continue momentum in organic growth of core deposits and loans, while keeping strong credit quality.**
- **Continue to deliver convenient banking solutions and services that exceed customer expectations.**
- **Continue business expansion by opening new stores in larger markets such as New York, Florida, Boston and Washington DC.**
- **Manage controllable expenses closely given increased pressure on revenue.**
- **Create a universal financial services institution by broadening and deepening customer relationships through cross-selling initiatives.**

Wholesale Banking

Wholesale Banking serves a diverse base of corporate, government, and institutional clients in key global financial centers.

$2,502
(millions of Canadian dollars)
TOTAL REVENUE


$3,500
3,000
2,500
2,000
1,500
1,000
500
0
09
10
11

$813
(millions of Canadian dollars)
NET INCOME


$1,200
1,000
800
600
400
200
0
09
10
11

$35
(billions of Canadian dollars)
RISK-WEIGHTED ASSETS


$40
30
20
10
0
09
10
11

TABLE 24 **REVENUE**

(millions of Canadian dollars)	**2011**	2010	2009
Investment banking and capital markets	**$ 1,730**	$ 2,351	$ 3,154
Corporate banking	**453**	454	397
Equity investments	**319**	69	(330)
Total	**$ 2,502**	$ 2,874	$ 3,221

BUSINESS HIGHLIGHTS

- **Net income for the year was $813 million, a decrease of $53 million, or 6%, on a reported basis, and $174 million, or 18% on an adjusted basis, compared with last year.**
- **Return on invested capital of 24.4%, compared with 30.7% last year.**
- **Maintained top-three dealer status in Canada (for the nine-month period ended September 30, 2011):**
  - **#1 in M&A announced (on rolling 12 month basis)**
  - **#1 in equity block trading**
  - **#1 in equity underwriting (full credit to book runner)**
  - **#2 in fixed-income underwriting**
- **Enhanced investment banking capabilities and grew franchise fixed income, currency and commodities businesses despite challenging markets.**
- **Higher underwriting income due to strong performance on equity issues.**

CHALLENGES IN 2011

- **Low investor confidence due to concerns over sovereign debt levels and economic performance in the U.S. and Europe.**
- **Highly volatile trading environment with markets exhibiting little clear direction and sellers outnumbering buyers.**
- **Pressure on pricing from increased competition and a continued low interest environment.**

INDUSTRY PROFILE

The wholesale banking sector in Canada is a mature market with competition primarily coming from the Canadian banks, large global investment firms, and independent niche dealers. The trading environment was challenging in 2011. As key government issuers struggled with low growth and large debt and deficit burdens credit spreads increased which resulted in asset devaluation. Uncertainty over the resolution of these issues negatively affected investor confidence which further depressed market conditions. Most competitors have shifted their focus to client-driven trading revenue and fee income to reduce risk and preserve capital which has resulted in tighter margins. Industry volumes and returns decreased compared to 2009 and 2010 which benefited as markets rebounded from the crisis in 2008. In the short term, we expect continued uncertainty in the markets with the risk of ongoing lower levels of activity and further volatility in asset values. Looking longer term, wholesale banks that offer a wide range of products and services will be well positioned as investor confidence returns and markets improve.

OVERALL BUSINESS STRATEGY

Our goal is to build the franchise and enhance leadership positions while maintaining a prudent risk profile by providing superior wholesale banking products and services to high quality clients and counterparties in liquid and transparent financial markets.

- We focus on meeting client needs by providing superior execution of client-driven transactions.
- In Canada, the strategic objective is to strengthen our position as a top investment dealer.
- In the U.S., our objective is to extend the goals of the Canadian franchise and leverage the networks of our U.S. businesses. We will also continue to grow government fixed income and currency trading businesses.
- Globally, we seek to extend the goals of our North American franchise, including trading in liquid currencies, as well as underwriting, distributing, and trading high quality fixed income products of highly rated issuers.
- We support and enhance TD's brand with our high quality client base and by expanding the service offering to clients of our partners.

TABLE 25 **WHOLESALE BANKING**

(millions of Canadian dollars, except as noted)	**2011**	2010	2009
Net interest income (TEB)	**$ 1,603**	$ 1,815	$ 2,488
Non-interest income (loss)	**899**	1,059	733
Total revenue	**2,502**	2,874	3,221
Provision for credit losses	**22**	25	164
Non-interest expenses	**1,468**	1,395	1,417
Net income – reported	**813**	866	1,137
Adjustments for items of note:[1]			
Agreement with Canada Revenue Agency	**–**	121	–
Net income – adjusted	**$ 813**	$ 987	$ 1,137
Selected volumes and ratios			
Risk-weighted assets (billions of Canadian dollars)	**35**	32	34
Return on invested capital	**24.4%**	30.7%	30.0%
Efficiency ratio – reported	**58.7**	48.5	44.0
Average number of full-time equivalent staff	**3,517**	3,217	3,036

[1] For explanations of items of note, see the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Perform" section of this document.

REVIEW OF FINANCIAL PERFORMANCE

Wholesale Banking net income for the year was $813 million, a decrease of $53 million, or 6%, on a reported basis, and $174 million, or 18%, on an adjusted basis, compared with last year. Throughout the year, markets came under heavy pressure from the European and U.S. debt crises and negative growth outlooks around the world. The convergence of these issues and the uncertainty they caused, resulted in significantly lower client volumes particularly in fixed income trading in Europe and the U.S. These declines were partially offset by stronger equity underwriting fees and commissions, and increased security gains. The return on invested capital for the year remained strong at 24.4%, but down from 30.7% last year.

Wholesale Banking revenue is derived primarily from capital markets activity and corporate banking. Revenue for the year was $2,502 million, a decrease of $372 million, or 13%, compared with last year. Capital markets revenue decreased primarily due to lower revenue in fixed income and credit trading. Trading revenue moderated from the prior year's level as concerns emanating from the U.S. and European sovereign debt crisis caused volatility in credit spreads and declining asset values. Client volumes fell due to a lack of clear direction in markets, and this combined with increased competition led to tighter bid-offer spreads, and reduced trading opportunities. Corporate lending revenue also decreased from the prior year due to lower volumes and margins. Partially offsetting these decreases were security gains from the investment portfolio, improved equity underwriting and commission revenue due to higher origination activity as global equity markets remained strong.

PCL comprises specific provision for credit losses and accrual costs for credit protection. The change in market value of the credit protection, in excess of the accrual cost, is reported in the Corporate segment. PCL for the year was $22 million, a decrease of $3 million, or 12%, compared with last year. PCL in the current year primarily reflected the accrual cost of credit protection.

Non-interest expenses for the year were $1,468 million, an increase of $73 million, or 5%, compared with last year. The increase primarily relates to higher employee related costs in businesses that position us for future growth and additional investments in risk and control infrastructure. These increases were partially offset by lower variable compensation related to lower revenue.

KEY PRODUCT GROUPS

Investment Banking and Capital Markets

- Investment banking and capital markets revenue, which includes advisory, underwriting, trading, facilitation, and execution services, was $1,730 million, a decrease of $621 million, or 26%, compared with last year. The decrease was primarily due to economic uncertainty which drove lower fixed income and credit trading revenue and lower advisory revenue. In the prior year, favourable market conditions characterized by tightening credit spreads and elevated client activity resulted in strong, broad-based performance and allowed for the opportunistic exit of a number of transactions. Partially offsetting these decreases was higher equity underwriting and commission revenue.

Corporate Banking

- Corporate banking revenue which includes corporate lending, trade finance and cash management services was $453 million, a decrease of $1 million compared with last year.

Equity Investments

- The equity investment portfolio, which we are in the process of exiting consists of private equity investments only. Equity investments reported total gains of $319 million, compared with a gain of $69 million in the prior year.

BUSINESS OUTLOOK AND FOCUS FOR 2012

Overall, we expect the operating environment to remain challenging in 2012. Unresolved issues in the macroeconomic environment are expected to perpetuate the high volatility and low liquidity conditions that plagued 2011. This environment coupled with increased competition will yield lower volumes and fewer trading opportunities. However, when economic conditions stabilize, capital markets activity should improve with potential increases in debt and equity origination and M&A and advisory fees.

Our key priorities for 2012 are as follows:

- **Continue to build the franchise by broadening and deepening client relationships and investing in flow-based businesses including U.S rates and global currency trading businesses.**
- **Target business to achieve a normalized rate of return on equity of 15% to 20% while remaining within the risk appetite of the Bank.**
- **Maintain an effective risk management and controls culture while improving operational efficiency through disciplined expense management.**

BUSINESS SEGMENT ANALYSIS

Corporate

Corporate segment provides centralized advice and counsel to key businesses and comprises the impact of asset securitization programs, treasury management, general provisions for credit losses, tax items at an enterprise level, the elimination of taxable equivalent and other intercompany adjustments, and residual unallocated revenue and expenses.

TABLE **26** **CORPORATE**

(millions of Canadian dollars)	**2011**	2010	2009
Net loss – reported	**$ (567)**	$ (931)	$ (1,719)
Adjustments for items of note:[1]			
Amortization of intangibles[2]	**426**	467	492
Decrease (increase) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	**(134)**	(5)	450
Decrease (increase) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	**(13)**	4	126
Provision for (recovery of) income taxes due to changes in statutory income tax rates	**–**	(11)	–
Provision (release of) for insurance claims	**–**	(17)	–
General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking	**–**	(44)	178
Settlement of TD Banknorth shareholder litigation	**–**	–	39
FDIC special assessment charge	**–**	–	35
Integration charges relating to the Chrysler Financial acquisition	**14**	–	–
Total adjustments for items of note	**293**	394	1,320
Net loss – adjusted	**$ (274)**	$ (537)	$ (399)
Decomposition of items included in net loss – adjusted			
Net securitization	**$ (65)**	$ (22)	$ (10)
Net corporate expenses	**(434)**	(401)	(315)
Other	**225**	(114)	(74)
Net loss – adjusted	**$ (274)**	$ (537)	$ (399)

[1] For explanation of items of note, see the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

[2] Effective 2011, amortization of software is recorded in amortization of intangibles. For the purpose of the items of note only, software amortization is excluded from the amortization of intangibles.

The Corporate segment reported net loss for the year was $567 million, compared with a reported net loss of $931 million last year. The adjusted net loss for the year was $274 million, compared with an adjusted net loss of $537 million last year. The year-over-year change in the adjusted net loss was primarily attributable to segment transfers and higher earnings on unallocated capital. Segment transfers reduced the adjusted Corporate segment net loss by $144 million.

CORPORATE MANAGEMENT

The Corporate segment's mandate is to provide centralized advice and counsel to our key businesses and to those who serve our global customers directly. This includes support from a wide range of functional groups, as well as the design, development, and implementation of processes, systems, and technologies to ensure that the Bank's key businesses operate efficiently, reliably, and in compliance with all applicable regulatory requirements.

The corporate management function of the Bank comprises audit, legal, compliance, corporate and public affairs, government and regulatory affairs, economics, enterprise technology solutions, finance, treasury and balance sheet management, people strategies, marketing, office of the ombudsman, enterprise real estate management, risk management, global physical security, strategic sourcing, global strategy, enterprise project management, corporate environment initiatives, and corporate development.

The enterprise Direct Channels and Distribution Strategy group is part of Corporate Operations and is responsible for the online, phone, and ABM/ATM channels, delivering a best in class experience across TD's North American businesses. The vision of the group is to create an even more integrated, seamless, effortless, and legendary customer experience for TD Bank, TD Canada Trust, and TD Wealth Management.

Ensuring that the Bank stays abreast of emerging trends and developments is vital to maintaining stakeholder confidence in the Bank and to addressing the dynamic complexities and challenges from changing demands and expectations of our customers, shareholders and employees, governments, regulators, and the community at large.

SEGMENT TRANSFERS

Effective the first quarter of fiscal 2011, operating results and associated loans for the U.S. credit cards business were transferred from Canadian Personal and Commercial Banking to U.S. Personal and Commercial Banking for segment reporting purposes. In addition, the Bank implemented a change in its allocation methodologies whereby certain items previously reported in the Corporate segment are now being allocated to other segments. These changes have no net impact on the Bank's Consolidated Financial Statements. Prior period results were not reclassified. The following table summarizes the segment transfers for the year ended October 31, 2011.

TABLE 27 IMPACTS OF SEGMENT TRANSFERS

(millions of Canadian dollars)						**Oct. 31, 2011**
	Canadian Personal and Commercial Banking	**Wealth Management**	**U.S. Personal and Commercial Banking**	**Wholesale Banking**	**Corporate**	**Total**
Increase/(decrease) to revenue	**$ (227)**	**$ –**	**$ 149**	**$ (72)**	**$ 150**	**$ –**
Increase/(decrease) to expenses	**(36)**	**7**	**69**	**10**	**(50)**	**–**
Increase/(decrease) to PCL	**(53)**	**–**	**53**	**–**	**–**	**–**
Increase/(decrease) to net income	**(94)**	**(5)**	**14**	**(59)**	**144**	**–**

2010 FINANCIAL RESULTS OVERVIEW

Summary of 2010 Performance

TABLE 28 REVIEW OF 2009 FINANCIAL PERFORMANCE

(millions of Canadian dollars)						2010
	Canadian Personal and Commercial Banking	Wealth Management	U.S. Personal and Commercial Banking	Wholesale Banking	Corporate	Total
Net interest income	$ 7,134	$ 336	$ 3,579	$ 1,815	$ (1,321)	$ 11,543
Non-interest income	3,237	2,121	1,180	1,059	425	8,022
Total revenue	10,371	2,457	4,759	2,874	(896)	19,565
Provision for (reversal of) credit losses	1,046	–	646	25	(92)	1,625
Non-interest expenses	4,934	1,813	2,910	1,395	1,111	12,163
Income (loss) before provision for income taxes	4,391	644	1,203	1,454	(1,915)	5,777
Provision for (recovery of) income taxes	1,296	197	230	588	(1,049)	1,262
Non-controlling interests in subsidiaries, net of income taxes	–	–	–	–	106	106
Equity in net income of an associated company, net of income taxes	–	194	–	–	41	235
Net income (loss) – reported	3,095	641	973	866	(931)	4,644
Items of note, net of income taxes	–	–	69	121	394	584
Net income (loss) – adjusted	$ 3,095	$ 641	$ 1,042	$ 987	$ (537)	$ 5,228

NET INTEREST INCOME

Net interest income for the year was $11,543 million, an increase of $217 million, or 2%, compared with last year. The growth was driven primarily by the Canadian Personal and Commercial Banking and Wealth Management segments, partially offset by declines in the Wholesale Banking and U.S. Personal and Commercial Banking segments. Canadian Personal and Commercial Banking net interest income increased largely due to volume growth particularly in personal and business deposits and real estate secured lending. Wealth Management net interest income increased due to improved margins and volume. Wholesale Banking net interest income decreased primarily due to lower trading-related net interest income. U.S. Personal and Commercial Banking net interest income decreased due to the translation effect of a stronger Canadian dollar. In U.S. dollars, U.S. Personal and Commercial Banking net interest income increased by $358 million or 12%.

NON-INTEREST INCOME

Non-interest income for the year was $8,022 million, an increase of $1,488 million, or 23%, on a reported basis, and $8,020 million, an increase of $726 million, or 10%, on an adjusted basis, compared with last year. The increase in adjusted non-interest income was due to increases in all segments. Wholesale Banking non-interest income increased mainly due to significant security losses in the investment portfolio last year. Wealth Management non-interest income increased primarily due to higher average assets under management and higher average fees due to change in mix as a result of client preferences. Canadian Personal and Commercial Banking non-interest income increased due to strong volume growth in the fee-based businesses. U.S. Personal and Commercial Banking non-interest income increased due to higher fee-based revenue and the impact of recent acquisitions, partially offset by the translation effect of a stronger Canadian dollar.

NON-INTEREST EXPENSES

Reported non-interest expenses for the year were $12,163 million, compared with $12,211 million last year, a decrease of $48 million compared with last year. Adjusted non-interest expenses were $11,464 million, an increase of $448 million, or 4% compared with last year. The increase in adjusted non-interest expenses was due to increases in the Canadian Personal and Commercial Banking, Wealth Management, and U.S. Personal and Commercial Banking segments. Canadian Personal and Commercial Banking non-interest expenses increased largely due to higher employee compensation, project-related costs, non-credit losses, and the investment in new branches, partially offset by lower litigation costs and capital taxes. Wealth Management non-interest expenses increased due to higher variable compensation and trailer fees, the inclusion of U.K. acquisitions, and continued investment in growing the sales force in advice-based businesses. U.S. Personal and Commercial Banking non-interest expenses increased due to investments in new stores and infrastructure, partially offset by the translation effect of a stronger Canadian dollar.

INCOME TAX EXPENSE

Reported total income and other taxes increased by $1,050 million, or 96%, from 2009. Income tax expense, on a reported basis, was up $1,021 million, or 424%, from 2009. Other taxes were up $29 million, or 3%, from 2009. Adjusted total income and other taxes were up $493 million, or 28%, from 2009. Total income tax expense, on an adjusted basis, was up $464 million, or 50%, from 2009.

The Bank's effective income tax rate, on a reported basis, was 21.8% for 2010, compared with 7.6% in 2009. The year-over-year increase was mainly due to an increase in net income before taxes, a proportionate decrease in tax exempt income, a higher tax rate on international operations, and a $121 million charge related to an agreement with Canada Revenue Agency.

TD reports its investment in TD Ameritrade using the equity method of accounting. TD Ameritrade's tax expense of $132 million in the year, compared to $196 million in 2009, is not part of the Bank's tax rate reconciliation.

BALANCE SHEET

Factors Affecting Assets and Liabilities

Year-over-year comparison – October 31, 2010 vs. October 31, 2009

Total assets were $620 billion as at October 31, 2010, an increase of $62 billion, or 11%, compared with October 31, 2009. The increase reflected a $23 billion increase in securities, an $18 billion increase in securities purchased under reverse repurchase agreements, a $17 billion increase in loans (net of allowance for loan losses) and a $5 billion increase in other assets.

Securities increased by $23 billion largely due to growth in available-for-sale securities in U.S. Personal and Commercial Banking driven by the investment of TD Ameritrade deposits. The translation effect of the stronger Canadian dollar caused the value of securities in U.S. Personal and Commercial Banking to decrease by $4 billion.

Securities purchased under reverse repurchase agreements increased by $18 billion largely due to an increase in Wholesale Banking.

Loans (net of allowance for loan losses) increased $17 billion, or 7%, primarily driven by volume growth in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments. The increase in Canadian Personal and Commercial Banking loans was due to increases in consumer instalment and other personal loans, residential mortgages, and business and government loans. U.S. Personal and Commercial Banking loans increased primarily due to business and government loans and residential mortgages. The FDIC-assisted transactions and the acquisition of The South Financial Group, Inc. added $8 billion to total loans. The translation effect of the stronger Canadian dollar caused the value of loans (net of allowance for loan losses) in U.S. Personal and Commercial Banking to decrease by $4 billion.

Other assets increased by $5 billion primarily due to an increase in the market value of derivatives and other assets in Wholesale Banking.

Total liabilities were $577 billion as at October 31, 2010, an increase of $59 billion, or 11%, compared with October 31, 2009. The net increase was primarily due to a $39 billion increase in deposits and a $21 billion increase in other liabilities. The translation effect of the stronger Canadian dollar caused the value of liabilities in U.S. Personal and Commercial Banking to decrease by $11 billion.

Deposits increased $39 billion, or 10%, primarily due to a $26 billion increase in personal deposits, primarily driven by volume increases in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments, and $18 billion increase in business and government deposits, and higher TD Ameritrade insured deposit accounts, partially offset by a $12 billion decrease in trading deposits in the Wholesale Banking segment. The FDIC-assisted transactions and the acquisition of The South Financial Group added $11 billion to total deposits. The translation effect of the stronger Canadian dollar caused the value of the deposits in U.S. Personal and Commercial Banking to decrease by $9 billion.

Other liabilities increased $21 billion, or 18%, primarily due to a $15 billion increase in obligations related to securities sold short and under repurchase agreements and a $6 billion increase in the market value of derivatives, driven by Wholesale Banking.

Shareholders' equity increased by $4 billion primarily due to retained earnings growth and higher common share capital due to new share issuances.

2010 FINANCIAL RESULTS OVERVIEW

2010 Financial Performance by Business Line

Canadian Personal and Commercial Banking net income for the year was a record $3,095 million, an increase of $623 million, or 25%, from last year. Return on invested capital for the year was 33.4%, compared with 28.1% last year.

Revenue for the year was $10,371 million, an increase of $922 million, or 10%, compared with last year, mainly due to strong volume growth across most banking products. Margin on average earning assets increased 2 bps to 2.92% compared with last year, due to higher margins in real estate secured lending, partially offset by margin compression in deposits due to the prolonged low rate environment and lower mortgage breakage revenue. Volume growth was primarily in real estate secured lending, personal and business deposits and insurance. Real estate secured lending volume, including securitized assets, increased $19.8 billion, or 12%, while consumer loan volume increased $3.8 billion, or 13%. Business loans and acceptances volume increased $1.4 billion, or 5%. Personal deposit volume increased $5.4 billion, or 4%, while business deposit volume increased $6.6 billion, or 14%. Gross originated insurance premiums increased $313 million, or 11%.

PCL for the year was $1,046 million, a decrease of $109 million, or 9%, compared with last year. Personal banking PCL was $950 million, a decrease of $101 million, or 10%, and business banking PCL was $96 million, a decrease of $7 million, or 7%. PCL as a percentage of average assets was 0.4%, decreasing 10 bps from last year. Net impaired loans were $553 million, a decrease of $2 million, compared with last year. Net impaired loans in Commercial Banking were $62 million, a decrease of $51 million, or 45%, compared with last year, due to active file management. Net impaired loans as a percentage of total loans were 0.85%, compared with 0.93% as at October 31, 2009.

Non-interest expenses for the year were $4,934 million, an increase of $209 million, or 4%, compared with last year primarily due to higher employee compensation, project-related costs, non-credit losses, and the investment in new branches, partially offset by lower litigation costs and capital taxes.

The average FTE staffing levels increased by 1,383, or 4%, compared with last year. The efficiency ratio improved to 47.6%, compared with 50.0% last year.

Wealth Management net income for the year was $641million, an increase of $44 million, or 7%, compared with last year. Global Wealth net income, which excludes TD Ameritrade, was $447 million, an increase of $102 million, or 30%, mainly due to higher fee-based revenue from higher average client assets in the advice-based and asset management businesses, and higher net interest margin expansion due to effective treasury management strategies. The Bank's reported investment in TD Ameritrade generated $194 million of net income, a decrease of $58 million, or 23%, compared with last year. The decrease was driven by the translation effect of a stronger Canadian dollar and lower earnings in TD Ameritrade. For its fiscal year ended September 30, 2010, TD Ameritrade reported net income in Canadian dollars was $592 million, a decrease of $52 million, or 8%, compared with last year. Wealth Management's return on invested capital was 14.5%, compared with 12.8% last year.

Revenue for the year was $2,457 million, an increase of $252 million, or 11%, compared with last year. The increase was primarily due to higher average assets under management and higher average fees due to change in mix as a result of client preferences. Online brokerage revenue increased slightly due to higher net interest income partially offset by lower transaction revenue. Advice-based revenue increased primarily due to higher average client assets.

Non-interest expenses for the year were $1,813 million, an increase of $112 million, or 7%, compared with last year. The increase in expenses was mainly due to higher variable compensation associated with the increased fee-based revenue, increased trailer fees related to higher revenue from increased assets under management, the inclusion of U.K. acquisitions, higher volume-related expenses, and our continued investment in growing the sales force in advice-based businesses. These expenses were partially offset by reduced expenses in the U.S. wealth management businesses.

The average FTE staffing levels for the year increased by 179, or 3%, compared with last year. The increase was mainly due to the U.K. acquisitions, the addition of new client-facing advisors, support staff, and increased processing staff to support higher business volumes. The efficiency ratio for the year improved to 73.8% compared to 77.1% in the prior year.

Assets under administration of $225 billion as at October 31, 2010 increased by $34 billion, or 18%, compared with October 31, 2009, primarily due to net new client assets and market increases in the second half of the year. Assets under management of $183 billion as at October 31, 2010 increased by $12 billion compared with October 31, 2009.

U.S. Personal and Commercial Banking net income, in Canadian dollar terms for the year was $973 million, an increase of $340 million, or 54%, on a reported basis, and $1,042 million, an increase of $133 million, or 15%, on an adjusted basis, compared with last year. While reported and adjusted net income increased compared with last year, the strengthening of the Canadian dollar against the U.S. dollar decreased the reported and adjusted net income for the year by $120 million and $129 million, respectively. In U.S. dollar terms, reported net income was $941 million, an increase of $400 million, or 74%. On an adjusted basis, net income was US$1,008 million, an increase of US$227 million, or 29%. The increase in adjusted net income was due to higher fee-based revenue, increased loan and deposit volume, and lower PCL on debt securities, partially offset by the impact of Regulation E on overdraft revenue and higher expenses. Adjusted net income for the current and prior year excluded integration and restructuring charges relating to acquisitions. The return on invested capital was 5.8%, compared with 4.5% in 2009. On April 16, 2010, the Bank acquired certain assets and assumed liabilities of three Florida banks in FDIC-assisted transactions. On September 30th, the Bank closed on the acquisition of South Financial. As at October 31, 2010, South Financial had total assets of US$9.7 billion and total deposits of US$8.6 billion.

In U.S. dollar terms, revenue for the year was US$4,591 million, an increase of US$538 million, or 13%, compared with last year, driven by higher fee-based revenue, increased loan and deposit volume, and the impact of acquisitions. Higher fees due to the Commerce integration were partially offset by reductions later in the year due to Regulation E. The margin on average earning assets for the year decreased by 3 bps to 3.49% compared with last year due to the low rate environment.

Total PCL for the year was US$621 million, a decrease of US$189 million, or 23%, compared with last year. PCL for loans was US$592 million which was essentially flat compared with last year, as higher charge-offs were offset by reduced reserve requirements. PCL for loans as a percentage of credit volume was 1.06%, a decrease of 11 bps compared to last year. Net impaired loans includes assets originated by U.S. Personal and Commercial Banking, as well as assets acquired under an FDIC loss sharing agreement ("covered assets") that substantially reduce the risk of credit losses to the Bank. Net impaired loans, excluding debt securities classified as loans that are impaired and covered assets, were US$1,097 million, an increase of US$284 million, or 35%, compared to October 31, 2009. The increase was largely due to new formations resulting from weakness in the commercial real estate market in the U.S. Net impaired loans, excluding debt securities classified as loans and covered assets, as a percentage of total loans, were 1.7%, compared with 1.5% as at October 31, 2009. Net impaired debt securities classified as loans were US$1,009 million at October 31, 2010. Covered impaired loans were US$32 million at October 31, 2010.

Reported non-interest expenses for the year were US$2,805 million, an increase of US$42 million, or 2%, compared with last year. On an adjusted basis, excluding the items of note for integration and restructuring charges, non-interest expenses were US$2,702 million, an increase of US$312 million, or 13%, due to investments in new stores, investments in infrastructure, and economic and regulatory factors.

The average FTE staffing levels for the year increased by 358, or 2%, compared with last year due to new stores and acquisitions, partially offset by synergies and store consolidation. The reported efficiency ratio for the year improved to 61.1%, compared with 68.0% last year. The adjusted efficiency ratio for the year improved 10 bps to 58.9% compared to last year.

Wholesale Banking net income for the year was $866 million, a decrease of $271 million, or 24%, on a reported basis, and $987 million, a decrease of $150 million, or 13%, on an adjusted basis, compared with last year. Net income was impacted by a less favourable market environment. Markets normalized and concerns emanating from the European sovereign debt crisis resulted in lower client volumes, tighter bid-offer spreads, and reduced trading opportunities. The return on invested capital for the year was 30.7%, compared with 30.0% last year. This improvement was driven by lower capital stemming from reduced credit exposures, and decreased market risk as a result of lower VaR.

Wholesale Banking revenue was derived primarily from capital markets and corporate lending activities. Revenue for the year was $2,874 million, a decrease of $347 million, or 11%, compared with record revenue last year. Capital markets revenue declined primarily due to lower revenue in fixed income and currency trading, as well as the recovery from the cancellation of a loan commitment in the prior year. Trading revenue moderated from the prior year's record level as weakening market conditions and increased competition resulted in lower client volumes, and tighter bid-offer spreads. Exceptionally strong results were achieved in the prior year as the dramatic recovery in global financial markets was characterized by narrower credit spreads, improved asset values, market liquidity and an enhanced competitive position which resulted in strong broad-based performance with particularly strong results in fixed income, currency and credit trading. Advisory revenue increased this year from improved market share, while underwriting revenue decreased primarily due to lower equity issuance levels as compared to the prior year. Corporate lending revenue increased due to higher fees and improved margins as the portfolio re-priced. Progress in exiting the investment portfolio resulted in some gains in the current year as compared to significant losses last year.

PCL comprises specific provision for credit losses and accrual costs for credit protection. The change in market value of the credit protection, in excess of the accrual cost, is reported in the Corporate segment. PCL for the year was $25 million, a decrease of $139 million, or 85%, compared with last year. The decrease was due to the low level of new formations during the year, as well as recoveries in the corporate lending portfolio. The accrual cost of credit protection was $33 million, a decrease of $8 million, or 20%, compared with last year.

Non-interest expenses for the year were $1,395 million, a decrease of $22 million, or 2%, compared with last year. The decrease relates to lower variable compensation related to lower revenue, partially offset by ongoing investments in risk and control infrastructure.

Corporate segment reported net loss for the year was $931 million, compared with a reported net loss of $1,719 million last year. The adjusted net loss for the year was $537 million, compared with an adjusted net loss of $399 million last year. The year-over-year change in the adjusted net loss was primarily attributable to an increase in net corporate expenses, higher net securitization losses, and the impact of favourable tax-related and other items in the prior year, partially offset by lower losses associated with hedging and treasury activities.

GROUP FINANCIAL CONDITION

Balance Sheet Review

AT A GLANCE OVERVIEW

- **Total assets were $686 billion as at October 31, 2011, an increase of $67 billion, or 11%, compared with October 31, 2010.**

TABLE 29 **SELECTED CONSOLIDATED BALANCE SHEET ITEMS**

(millions of Canadian dollars)	2011	2010
Securities	**$ 192,538**	$ 171,612
Securities purchased under reverse repurchase agreements	**53,599**	50,658
Loans (net of allowance for loan losses)	**303,495**	269,853
Deposits	**481,114**	429,971

FACTORS AFFECTING ASSETS AND LIABILITIES

Total assets were $686 billion as at October 31, 2011, an increase of $67 billion, or 11%, compared with October 31, 2010. The net increase was primarily due to a $21 billion increase in securities, a $34 billion increase in loans (net of allowance for loan losses) and a $7 billion increase in other assets. The value of total assets in U.S. Personal and Commercial Banking decreased by $5 billion due to the translation effect of a stronger Canadian dollar.

Securities increased by $21 billion largely due to an increase in available-for-sale securities primarily in U.S. Personal and Commercial Banking and trading securities in Wholesale Banking. The value of securities in U.S. Personal and Commercial Banking decreased by $2 billion due to the translation effect of a stronger Canadian dollar.

Loans (net of allowance for loan losses) increased $34 billion primarily driven by volume growth in Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking. The increase in Canadian Personal and Commercial Banking loans was largely due to increases in residential mortgages and business and government loans. U.S. Personal and Commercial Banking loans increased primarily due to personal and consumer instalment loans, residential mortgages and business and government loans. The Chrysler Financial acquisition added $8 billion to total loans. The value of loans (net of allowance for loan losses) in U.S. Personal and Commercial Banking decreased by $2 billion due to the translation effect of a stronger Canadian dollar.

Other assets increased by $7 billion primarily due to an increase in the market value of derivatives in Wholesale Banking.

Total liabilities were $640 billion as at October 31, 2011, an increase of $62 billion, or 11%, compared with October 31, 2010. The net increase was primarily due to a $51 billion increase in deposits and a $13 billion increase in other liabilities. The value of total liabilities in U.S. Personal and Commercial Banking decreased by $5 billion due to the translation effect of a stronger Canadian dollar.

Deposits increased $51 billion primarily due to an increase in business and government deposits in Canadian Personal and Commercial Banking and Wholesale Banking and an increase in personal deposits in U.S. Personal and Commercial Banking due to higher TD Ameritrade insured deposit account balances. The value of deposits in U.S. Personal and Commercial Banking decreased by $4 billion due to the translation effect of a stronger Canadian dollar.

Other liabilities increased $13 billion primarily due to an increase in derivative liabilities in Wholesale Banking.

Shareholders' equity was $47 billion as at October 31, 2011, an increase of $5 billion, or 11% from October 31, 2010. The net increase was comprised primarily of a $3 billion increase in retained earnings and a $2 billion increase in common share capital, reflecting new common share issuance in connection with the MBNA Canada acquisition, the dividend re-investment plan and the exercise of stock options.

U.S. GAAP

See the Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles contained in the Bank's annual report on Form 40-F for fiscal 2011 filed with the SEC and available on the Bank's website at http://www.td.com/investor/index.jsp and at the SEC's website (http://www.sec.gov).

Total assets under U.S. GAAP were $641 billion as at October 31, 2011, $45 billion lower than under Canadian GAAP. The difference was primarily due to the netting of derivative balances which is permitted under U.S. GAAP where there is a legal right to offset. Under Canadian GAAP the netting of derivative balances is only permitted where there is a legal right to offset and there is an intention to settle the contracts simultaneously. Other differences include accounting for non-cash collateral which requires certain non-cash collateral received in securities lending transactions to be recognized as an asset, and a corresponding liability recorded for the obligation to return the collateral. Under Canadian GAAP, non-cash collateral received as part of a security lending transaction is not recognized in the Consolidated Balance Sheet. Total liabilities under U.S. GAAP were $594 billion as at October 31, 2011, $44 billion lower than under Canadian GAAP. The difference was due primarily to the netting of derivative balances under U.S. GAAP as described above and accounting for non-cash collateral received in securities lending transactions also as described above.

Credit Portfolio Quality

AT A GLANCE OVERVIEW

- **Loans and acceptances portfolio net of allowance for credit losses was $311 billion, an increase of $34 billion from the prior year.**
- **Impaired loans net of specific allowance were $1,767 million, an increase of $51 million.**
- **Provision for credit losses was $1,465 million, compared with $1,625 million in the prior year.**
- **Total allowance for credit losses increased by $9 million to $2,596 million in 2011.**

LOAN PORTFOLIO

Overall in 2011, the Bank's credit quality remained stable despite uncertain economic conditions, due to established business and risk management strategies and a continuing low interest rate environment. During 2011, the loans and acceptances portfolio continued to be diversified between personal and business and government. The Bank increased its credit portfolio by $34 billion, or 12%, from the prior year, largely due to volume growth in the Canadian and U.S. Personal and Commercial Banking segments and the U.S. acquisitions.

The majority of the credit risk exposure is related to the loan and acceptances portfolio. However, the Bank also engaged in activities that have off-balance sheet credit risk. These include credit instruments and derivative financial instruments, as explained in Note 31 to the Consolidated Financial Statements.

CONCENTRATION OF CREDIT RISK

During 2011, the Bank increased its credit portfolio by $34 billion, or 12%, from the prior year, largely due to volume growth in the Canadian and U.S. Personal and Commercial Banking segments and the U.S. acquisitions.

The Bank's loan portfolio continued to be dominated by the Canadian and U.S. residential and personal portfolios which are comprised of credit card, consumer instalment and other personal, representing 65% of net loans including acceptances, compared with 64% in 2010 and 63% in 2009. During the year, these portfolios increased by $25 billion, or 14%, and totalled $204 billion at year end. Residential mortgages represented 28% of the portfolio in 2011, 25% in 2010, and 25% in 2009. Credit card, consumer instalment and other personal loans were 38% of total loans net of specific allowance in 2011, compared with 39% in 2010 and 39% in 2009.

The Bank's business and government credit exposure was 31% of total loans net of specific allowance, in line with 31% in 2010. The largest business and government sector concentrations in Canada were the real estate and financial sectors, which comprised 5% and 3% of total loans and acceptances net of specific allowance, respectively. Real estate was the leading U.S. sector of concentration and represented 4% of net loans, compared with 5% in 2010.

Geographically, the credit portfolio remained concentrated in Canada. In 2011, the percentage of loans held in Canada was 71%, compared with 72% in 2010. The largest Canadian exposure was in Ontario, which represented 56% of total loans net of specific allowance for 2011, up from 55% in 2010.

The balance of the credit portfolio was predominantly in the U.S., which represented 24% of the portfolio, up from 22% in 2010 primarily due to the U.S. acquisitions. Exposure to other geographic regions was limited. The largest U.S. exposures by state were in New Jersey and New York, each of which represented 4% of total loans net of specific allowance, in line with 2010.

TABLE 30	LOANS AND ACCEPTANCES, NET OF ALLOWANCE BY INDUSTRY SECTOR

(millions of Canadian dollars, except as noted)						Percentage of total		
			2011	2010	2009[2]	**2011**	2010	2009[2]
	Gross loans	**Specific allowance**	**Net loans**	Net loans	Net loans			
Canada								
Residential mortgages[1,2]	**$ 73,601**	**$ 15**	**$ 73,586**	$ 61,505	$ 58,239	**23.5%**	22.0%	22.0%
Credit card, consumer instalment and other personal	**97,512**	**137**	**97,375**	94,656	88,478	**31.1**	33.9	33.4
Total personal	**171,113**	**152**	**170,961**	156,161	146,717	**54.6**	55.9	55.4
Real estate								
Residential	**10,738**	**8**	**10,730**	9,531	9,069	**3.4**	3.4	3.4
Non-residential	**5,899**	**1**	**5,898**	4,465	3,788	**1.9**	1.6	1.4
Total real estate	**16,637**	**9**	**16,628**	13,996	12,857	**5.3**	5.0	4.8
Agriculture	**2,751**	**2**	**2,749**	2,598	2,383	**0.9**	0.9	0.9
Automotive	**1,249**	**–**	**1,249**	1,105	992	**0.4**	0.4	0.4
Financial	**8,235**	**3**	**8,232**	5,249	6,206	**2.6**	1.9	2.3
Food, beverage, and tobacco	**1,043**	**–**	**1,043**	1,045	1,230	**0.3**	0.4	0.5
Forestry	**388**	**–**	**388**	376	445	**0.1**	0.1	0.2
Government, public sector entities and education	**4,143**	**2**	**4,141**	3,595	2,068	**1.3**	1.3	0.8
Health and social services	**2,962**	**2**	**2,960**	2,696	2,173	**1.0**	1.0	0.8
Industrial construction and trade contractors	**1,341**	**9**	**1,332**	1,155	1,019	**0.4**	0.4	0.4
Metals and mining	**634**	**–**	**634**	563	788	**0.2**	0.2	0.3
Pipelines, oil, and gas	**1,850**	**1**	**1,849**	1,888	2,465	**0.6**	0.7	0.9
Power and utilities	**1,082**	**–**	**1,082**	951	960	**0.3**	0.3	0.4
Professional and other services	**1,830**	**6**	**1,824**	1,685	1,551	**0.6**	0.6	0.6
Retail sector	**2,035**	**11**	**2,024**	2,028	1,996	**0.7**	0.7	0.8
Sundry manufacturing and wholesale	**1,505**	**6**	**1,499**	1,442	1,166	**0.5**	0.5	0.4
Telecommunications, cable, and media	**909**	**1**	**908**	1,018	1,201	**0.3**	0.4	0.5
Transportation	**541**	**4**	**537**	487	516	**0.2**	0.2	0.2
Other	**2,524**	**13**	**2,511**	2,024	1,998	**0.8**	0.7	0.7
Total business and government[2]	**51,659**	**69**	**51,590**	43,901	42,014	**16.5**	15.7	15.9
Total Canada	**222,772**	**221**	**222,551**	200,062	188,731	**71.1**	71.6	71.3
United States								
Residential mortgages	**12,489**	**17**	**12,472**	9,131	7,390	**4.0**	3.3	2.8
Credit card, consumer instalment and other personal	**20,744**	**40**	**20,704**	14,068	13,796	**6.6**	5.0	5.2
Total personal	**33,233**	**57**	**33,176**	23,199	21,186	**10.6**	8.3	8.0
Real estate								
Residential	**3,101**	**37**	**3,064**	3,582	4,253	**1.0**	1.3	1.6
Non-residential	**9,443**	**39**	**9,404**	9,397	9,359	**3.0**	3.4	3.5
Total real estate	**12,544**	**76**	**12,468**	12,979	13,612	**4.0**	4.7	5.1
Agriculture	**229**	**–**	**229**	211	391	**0.1**	0.1	0.1
Automotive	**1,276**	**3**	**1,273**	1,196	1,178	**0.4**	0.4	0.4
Financial	**2,729**	**4**	**2,725**	1,657	2,522	**0.9**	0.6	1.0
Food, beverage, and tobacco	**1,228**	**1**	**1,227**	1,167	1,211	**0.4**	0.4	0.5
Forestry	**317**	**1**	**316**	366	453	**0.1**	0.1	0.2
Government, public sector entities and education	**2,390**	**1**	**2,389**	1,951	1,855	**0.8**	0.7	0.7
Health and social services	**4,280**	**2**	**4,278**	3,810	3,474	**1.4**	1.4	1.3
Industrial construction and trade contractors	**1,105**	**8**	**1,097**	1,090	1,178	**0.4**	0.4	0.4
Metals and mining	**903**	**10**	**893**	694	648	**0.3**	0.2	0.2
Pipelines, oil, and gas	**801**	**–**	**801**	677	775	**0.3**	0.2	0.3
Power and utilities	**969**	**1**	**968**	894	774	**0.3**	0.3	0.3
Professional and other services	**2,875**	**7**	**2,868**	2,801	2,800	**0.9**	1.0	1.1
Retail sector	**2,327**	**16**	**2,311**	2,435	2,631	**0.7**	0.9	1.0
Sundry manufacturing and wholesale	**2,641**	**10**	**2,631**	2,110	2,110	**0.8**	0.8	0.8
Telecommunications, cable and media	**1,095**	**1**	**1,094**	1,151	1,364	**0.3**	0.4	0.5
Transportation	**2,845**	**7**	**2,838**	1,964	1,261	**0.9**	0.7	0.5
Other	**1,461**	**3**	**1,458**	1,064	952	**0.4**	0.4	0.3
Total business and government[2]	**42,015**	**151**	**41,864**	38,217	39,189	**13.4**	13.7	14.7
Total United States	**75,248**	**208**	**75,040**	61,416	60,375	**24.0**	22.0	22.7
International								
Personal	**12**	**–**	**12**	11	8	**–**	–	–
Business and government	**3,520**	**–**	**3,520**	3,262	4,669	**1.1**	1.2	1.8
Total international	**3,532**	**–**	**3,532**	3,273	4,677	**1.1**	1.2	1.8
Total excluding other loans	**301,552**	**429**	**301,123**	264,751	253,783	**96.2**	94.8	95.8
Other loans								
Debt securities classified as loans[3]	**6,511**	**179**	**6,332**	7,451	11,101	**2.0**	2.7	4.2
Acquired credit-impaired loans[4]	**5,560**	**60**	**5,500**	7,040	–	**1.8**	2.5	–
Total other loans	**12,071**	**239**	**11,832**	14,491	11,101	**3.8**	5.2	4.2
Total	**$ 313,623**	**$ 668**	**$ 312,955**	$ 279,242	$ 264,884	**100.0%**	100.0%	100.0%
General allowance								
Personal, business and government			**1,496**	1,469	1,533			
Debt securities classified as loans[3]			**149**	163	277			
Total general allowance			**1,645**	1,632	1,810			
Total net of allowance			**$ 311,310**	$ 277,610	$ 263,074			
Percentage change over previous year – loans and acceptances, net of specific allowance			**12.07%**	5.42%	14.25%			
Percentage change over previous year – loans and acceptances, net of allowance			**12.14%**	5.53%	14.05%			

[1] Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $253 million (2010 – $188 million) and amortized cost of $253 million (2010 – $188 million), and loans designated as trading under the fair value option of $14 million (2010 – $85 million) and amortized cost of $5 million (2010 – $86 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

[2] Effective 2009, multiple-unit residential (MUR) mortgages, and any related credit losses, have been reclassified from personal – residential mortgages to business and government. In addition, certain automotive and industrial construction and trade contractor loans were reclassified to the financial sector.

[3] As a result of the 2009 Amendments to *CICA Handbook* Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans.

[4] Includes all FDIC covered loans and other acquired credit-impaired loans.

TABLE 31	LOANS AND ACCEPTANCES, NET OF SPECIFIC ALLOWANCE BY GEOGRAPHY[1]						
(millions of Canadian dollars, except as noted)						Percentage of total	
			2011	2010	2009	2011	2010	2009

(millions of Canadian dollars, except as noted)	Gross loans	Specific allowance	2011 Net loans	2010 Net loans	2009 Net loans	2011 % of total	2010 % of total	2009 % of total
Canada								
Atlantic provinces	**$ 3,031**	**$ 5**	**$ 3,026**	$ 2,820	$ 2,719	**1.0%**	1.0%	1.0%
British Columbia and territories[2]	**16,343**	**17**	**16,326**	16,290	15,973	**5.2**	5.8	6.0
Ontario[2]	**174,359**	**165**	**174,194**	152,849	142,521	**55.6**	54.7	53.8
Prairies[2]	**21,187**	**19**	**21,168**	20,973	20,729	**6.8**	7.5	7.9
Québec	**7,852**	**15**	**7,837**	7,130	6,789	**2.5**	2.6	2.6
Total Canada	**222,772**	**221**	**222,551**	200,062	188,731	**71.1**	71.6	71.3
United States								
Carolinas (North and South)	**1,692**	**6**	**1,686**	664	–	**0.5**	0.2	–
Florida	**2,642**	**7**	**2,635**	1,585	1,315	**0.8**	0.6	0.5
New England[3]	**23,272**	**71**	**23,201**	24,328	23,115	**7.4**	8.7	8.7
New Jersey	**12,081**	**47**	**12,034**	12,387	13,104	**3.9**	4.4	4.9
New York	**12,205**	**19**	**12,186**	11,155	13,140	**3.9**	4.0	5.0
Pennsylvania	**5,801**	**25**	**5,776**	5,580	5,350	**1.9**	2.0	2.0
Other	**17,555**	**33**	**17,522**	5,717	4,351	**5.6**	2.1	1.6
Total United States[4]	**75,248**	**208**	**75,040**	61,416	60,375	**24.0**	22.0	22.7
International								
Europe	**1,582**	**–**	**1,582**	2,382	1,598	**0.5**	0.9	0.6
Other	**1,950**	**–**	**1,950**	891	3,079	**0.6**	0.3	1.2
Total international	**3,532**	**–**	**3,532**	3,273	4,677	**1.1**	1.2	1.8
Total excluding other loans	**301,552**	**429**	**301,123**	264,751	253,783	**96.2**	94.8	95.8
Other loans	**12,071**	**239**	**11,832**	14,491	11,101	**3.8**	5.2	4.2
Total	**$ 313,623**	**$ 668**	**$ 312,955**	$ 279,242	$ 264,884	**100.0%**	100.0%	100.0%
General allowance			**1,645**	1,632	1,810			
Total, net of allowance			**$ 311,310**	$ 277,610	$ 263,074			

Percentage change over previous year – loans and acceptances, net of specific allowance	2011	2010
Canada	**11.2%**	6.0%
United States	**22.2**	1.7
International	**7.9**	(30.0)
Other loans	**(18.3)**	30.5

[1] Based on geographic location of unit responsible for recording revenue.
[2] The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
[3] The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
[4] Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $253 million (2010 – $188 million) and amortized cost of $253 million (2010 – $188 million), and loans designated as trading under the fair value option of $14 million (2010 – $85 million) and amortized cost of $5 million (2010 – $86 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

Loans authorized and amounts outstanding to Canadian and U.S. small and mid-sized business customers are provided below.

TABLE 32 — LOANS TO SMALL AND MID-SIZED BUSINESS CUSTOMERS

(millions of Canadian dollars)	Loans authorized			Amount outstanding		
Loan amount	**2011**	2010	2009	**2011**	2010	2009
$0 – $24,999	**$ 7,084**	$ 3,456	$ 1,246	**$ 475**	$ 516	$ 568
$25,000 – $49,999	**1,292**	1,264	1,239	**712**	723	734
$50,000 – $99,999	**1,791**	2,260	2,072	**1,333**	1,382	1,170
$100,000 – $249,999	**4,323**	5,776	4,493	**3,929**	4,090	2,737
$250,000 – $499,999	**7,377**	6,698	4,672	**5,122**	5,042	2,853
$500,000 – $999,999	**8,898**	7,848	5,161	**5,892**	5,785	2,757
$1,000,000 – $4,999,999	**26,248**	20,557	15,309	**16,058**	14,404	7,306
Total[1]	**$ 57,013**	$ 47,859	$ 34,192	**$ 33,521**	$ 31,942	$ 18,125

[1] Personal loans used for business purposes are not included in these totals.

IMPAIRED LOANS

An impaired loan is any loan when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. Acquired credit-impaired loans are not reported as impaired loans as long as expected cash flows continue to equal or exceed the amounts expected at acquisition. Excluding debt securities classified as loans, FDIC covered loans and other acquired credit-impaired loans, gross impaired loans decreased $57 million, or 3% over 2010. Gross impaired loan formations decreased year-over-year by $555 million, primarily driven by a reduction in the U.S. Personal and Commercial Banking segment due to continued improvement in credit quality.

In Canada, residential and personal loans which include credit card, consumer instalment and other personal, generated impaired loans net of specific allowance of $540 million, an increase of $75 million, or 16%, over 2010. Personal loans represented the most significant portion of this increase. Business and government loans generated $88 million in net impaired loans, a decrease of $27 million, or 23%, over 2010. Business and government impaired loans were distributed across industry sectors. Net impaired loan increases in 2011 were due to higher residential and personal loan volumes, partially offset by continued improvement in the business and government portfolio credit quality.

In the U.S., residential and personal loans generated net impaired loans of $243 million, an increase of $51 million, or 27%, over 2010 and evenly distributed across these two segments. Business and government loans generated $896 million in net impaired loans, a decrease of $47 million, or 5%, over 2010. Business and government impaired loans were highly concentrated in the real estate sector. Net impaired loan decreases across industry sectors in 2011 were due to improved credit quality. Net impaired loans increased $4 million in 2011 driven by growth in residential and personal loans volumes offset by continued improvement in the loans and government portfolio credit quality.

Geographically, 36% of total impaired loans net of specific allowance were generated in Canada and 64% in the U.S. Net impaired loans in Canada were concentrated in Ontario, which represented 17% of total net impaired loans, down from 20% in 2010. U.S. net impaired loans were concentrated in New Jersey and New York, representing 14% and 8% of net impaired loans, compared with 13% and 9% respectively, in 2010.

TABLE 33 **CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES[1,2]**

(millions of Canadian dollars)	2011	2010
Personal, business and government loans		
Balance at beginning of period	**$ 2,253**	$ 2,070
Additions	**3,112**	3,667
Return to performing status, repaid or sold	**(1,532)**	(1,635)
Write-offs	**(1,629)**	(1,766)
Foreign exchange and other adjustments	**(8)**	(83)
Balance at end of period[1,2]	**$ 2,196**	$ 2,253

[1] Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the "Exposure to Acquired Credit-Impaired Loans" discussion and table in this section of the document and Note 4 to the 2011 Consolidated Financial Statements.

[2] Excludes debt securities classified as loans. For additional information refer to the "Exposure to Non-agency Collaterized Mortgage Obligations" section of this document and Note 4 to the 2011 Consolidated Financial Statements.

TABLE 34 IMPAIRED LOANS NET OF SPECIFIC ALLOWANCE BY INDUSTRY SECTOR[1,2]

(millions of Canadian dollars, except as noted)

	2011			2010	2009	Percentage of total		
	Gross impaired loans	**Specific allowance**	**Net impaired loans**	Net impaired loans	Net impaired loans	**2011**	2010	2009
Canada								
Residential mortgages[3,4]	**$ 331**	**$ 15**	**$ 316**	$ 290	$ 239	**17.8%**	16.9%	15.3%
Credit card, consumer instalment and other personal	**361**	**137**	**224**	175	143	**12.7**	10.2	9.2
Total personal	**692**	**152**	**540**	465	382	**30.5**	27.1	24.5
Real estate								
Residential	**21**	**8**	**13**	21	31	**0.7**	1.2	2.0
Non-residential	**7**	**1**	**6**	1	2	**0.3**	0.1	0.1
Total real estate	**28**	**9**	**19**	22	33	**1.0**	1.3	2.1
Agriculture	**7**	**2**	**5**	4	7	**0.3**	0.2	0.4
Automotive	**1**	**–**	**1**	4	9	**0.1**	0.2	0.6
Financial	**4**	**3**	**1**	2	3	**0.1**	0.1	0.2
Food, beverage, and tobacco	**1**	**–**	**1**	2	1	**0.1**	0.1	0.1
Forestry	**–**	**–**	**–**	–	18	**–**	–	1.2
Government, public sector entities and education[5]	**5**	**2**	**3**	–	4	**0.1**	–	0.3
Health and social services[5]	**3**	**2**	**1**	3	3	**0.1**	0.2	0.2
Industrial construction and trade contractors	**16**	**9**	**7**	6	8	**0.4**	0.3	0.5
Metals and mining	**3**	**–**	**3**	10	18	**0.1**	0.6	1.2
Pipelines, oil, and gas	**3**	**1**	**2**	11	24	**0.1**	0.7	1.5
Professional and other services[5]	**9**	**6**	**3**	6	27	**0.1**	0.3	1.7
Retail sector	**32**	**11**	**21**	13	20	**1.2**	0.9	1.3
Sundry manufacturing and wholesale	**20**	**6**	**14**	17	36	**0.8**	1.0	2.3
Telecommunications, cable and media[5]	**2**	**1**	**1**	9	33	**0.1**	0.5	2.1
Transportation	**5**	**4**	**1**	2	1	**0.1**	0.1	0.1
Other[5]	**18**	**13**	**5**	4	8	**0.3**	0.2	0.5
Total business and government[4]	**157**	**69**	**88**	115	253	**5.0**	6.7	16.3
Total Canada	**849**	**221**	**628**	580	635	**35.5**	33.8	40.8
United States								
Residential mortgages	**178**	**17**	**161**	138	121	**9.1**	8.0	7.8
Credit card, consumer instalment and other personal	**122**	**40**	**82**	54	50	**4.7**	3.2	3.2
Total personal	**300**	**57**	**243**	192	171	**13.8**	11.2	11.0
Real estate								
Residential	**287**	**37**	**250**	297	312	**14.1**	17.3	20.0
Non-residential	**321**	**39**	**282**	237	98	**16.0**	13.8	6.3
Total real estate	**608**	**76**	**532**	534	410	**30.1**	31.1	26.3
Agriculture	**4**	**–**	**4**	3	2	**0.2**	0.2	0.1
Automotive	**23**	**3**	**20**	32	33	**1.1**	1.9	2.1
Financial	**20**	**4**	**16**	29	18	**0.9**	1.7	1.2
Food, beverage, and tobacco	**7**	**1**	**6**	6	2	**0.3**	0.3	0.1
Forestry	**2**	**1**	**1**	2	21	**0.1**	0.1	1.4
Government, public sector entities and education[5]	**8**	**1**	**7**	6	9	**0.4**	0.3	0.6
Health and social services[5]	**52**	**2**	**50**	26	11	**2.9**	1.5	0.7
Industrial construction and trade contractors	**42**	**8**	**34**	37	21	**1.9**	2.2	1.4
Metals and mining	**20**	**10**	**10**	19	20	**0.6**	1.1	1.3
Pipelines, oil, and gas	**–**	**–**	**–**	2	35	**–**	0.1	2.2
Power and utilities	**7**	**1**	**6**	6	7	**0.3**	0.3	0.4
Professional and other services[5]	**46**	**7**	**39**	35	43	**2.2**	2.1	2.8
Retail sector	**106**	**16**	**90**	100	66	**5.1**	5.8	4.2
Sundry manufacturing and wholesale[5]	**32**	**10**	**22**	38	9	**1.3**	2.2	0.6
Telecommunications, cable and media[5]	**7**	**1**	**6**	24	15	**0.3**	1.4	1.0
Transportation	**53**	**7**	**46**	35	16	**2.6**	2.1	1.0
Other[5]	**10**	**3**	**7**	9	13	**0.4**	0.5	0.8
Total business and government[4]	**1,047**	**151**	**896**	943	751	**50.7**	54.9	48.2
Total United States	**1,347**	**208**	**1,139**	1,135	922	**64.5**	66.1	59.2
International								
Business and government	**–**	**–**	**–**	1	–	**–**	0.1	–
Total international	**–**	**–**	**–**	1	–	**–**	0.1	–
Total[1,2]	**$ 2,196**	**$ 429**	**$ 1,767**	$ 1,716	$ 1,557	**100.0%**	100.0%	100.0%
Net impaired loans as a % of common equity			**4.07%**	4.41%	4.41%			

[1] Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the "Exposure to Acquired Credit-Impaired Loans" discussion and table in this section of the document and Note 4 to the 2011 Consolidated Financial Statements.

[2] Excludes debt securities classified as loans. For additional information refer to the "Exposure to Non-agency Collaterized Mortgage Obligations" section of this document and Note 4 to the 2011 Consolidated Financial Statements.

[3] Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $253 million (2010 – $188 million) and amortized cost of $253 million (2010 – $188 million), and loans designated as trading under the fair value option of $14 million (2010 - $85 million) and amortized cost of $5 million (2010 – $86 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

[4] Effective 2009, MUR mortgages, and any related credit losses, have been reclassified from personal – residential mortgages to business & government retroactively to 2008. This is to achieve consistent reporting across all operating business segments.

[5] Certain industry categories have been consolidated and certain amounts have been reclassified in line with accepted norms and thresholds for industry disclosure.

TABLE 35	IMPAIRED LOANS NET OF SPECIFIC ALLOWANCE FOR LOAN LOSSES BY GEOGRAPHY[1,2]							
(millions of Canadian dollars, except as noted)							Percentage of total	
			2011	2010	2009	**2011**	2010	2009
	Gross impaired loans	**Specific allowance**	**Net impaired loans**	Net impaired loans	Net impaired loans			
Canada								
Atlantic provinces	**$ 21**	**$ 5**	**$ 16**	$ 15	$ 11	**0.9%**	0.9%	0.7%
British Columbia[3]	**122**	**17**	**105**	74	50	**5.9**	4.3	3.2
Ontario[3]	**472**	**165**	**307**	340	429	**17.4**	19.8	27.5
Prairies[3]	**148**	**19**	**129**	100	98	**7.3**	5.8	6.3
Québec	**86**	**15**	**71**	51	47	**4.0**	3.0	3.0
Total Canada[4]	**849**	**221**	**628**	580	635	**35.5**	33.8	40.7
United States								
Carolinas (North and South)	**14**	**6**	**8**	–	–	**0.5**	–	–
Florida	**52**	**7**	**45**	47	78	**2.5**	2.7	5.0
New England[5]	**457**	**71**	**386**	457	255	**21.9**	26.7	16.5
New Jersey	**297**	**47**	**250**	215	192	**14.1**	12.5	12.3
New York	**153**	**19**	**134**	161	240	**7.6**	9.4	15.4
Pennsylvania	**192**	**25**	**167**	114	84	**9.5**	6.6	5.4
Other	**182**	**33**	**149**	141	73	**8.4**	8.2	4.7
Total United States[4]	**1,347**	**208**	**1,139**	1,135	922	**64.5**	66.1	59.3
International								
Other	**–**	**–**	**–**	1	–	**–**	0.1	–
Total international	**–**	**–**	**–**	1	–	**–**	0.1	–
Total[1,2]	**$ 2,196**	**$ 429**	**$ 1,767**	$ 1,716	$ 1,557	**100.0%**	100.0%	100.0%
Net impaired loans as a % of net loans[6]			**0.59%**	0.65%	0.62%			

[1] Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the "Exposure to Acquired Credit-Impaired Loans" discussion and table in this section of the document and Note 4 to the 2011 Consolidated Financial Statements.

[2] Excludes debt securities classified as loans. For additional information refer to the "Exposure to Non-agency Collaterized Mortgage Obligations" section of this document and Note 4 to the 2011 Consolidated Financial Statements.

[3] The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.

[4] Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $253 million (2010 – $188 million) and amortized cost of $253 million (2010 – $188 million), and loans designated as trading under the fair value option of $14 million (2010 – $85 million) and amortized cost of $5 million (2010 – $86 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

[5] The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.

[6] Includes customers' liability under acceptances.

ALLOWANCE FOR CREDIT LOSSES

Total allowance for credit losses consists of specific and general allowances carried on the Consolidated Balance Sheet. The allowance is increased by the provision for credit losses, and decreased by write-offs net of recoveries. The Bank maintains the allowance at levels that management believes is adequate to absorb all credit-related losses in the lending portfolio. Individual problem accounts, general economic conditions, loss experience, as well as the sector and geographic mix of the lending portfolio are all considered by management in assessing the appropriate allowance levels.

Specific Allowance

The Bank establishes specific allowances for impaired loans when the estimated realizable value of the loan is less than its recorded value, based on discounting expected future cash flows. Specific allowances for loan losses are established to reduce the book value of loans to their estimated realizable amounts.

During 2011, specific allowances decreased by $7 million, or 1%, resulting in a total specific allowance of $670 million. Excluding debt securities classified as loans, FDIC covered loans and other acquired credit-impaired loans, specific allowance decreased by $108 million, or 20% from the prior year. Allowances for credit losses are more fully described in Note 4 to the Consolidated Financial Statements.

General Allowance

A general allowance is established to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans not yet specifically identified as impaired. The level of general allowance reflects exposures across all portfolios and categories. The general allowance is reviewed on a quarterly basis using credit risk models and management's judgment. The allowance level is calculated using the probability of default (PD), the loss given default (LGD) and the exposure at default (EAD). The PD is the likelihood that a borrower will not be able to meet its scheduled repayments. The LGD is the amount of the loss the Bank would likely incur when a borrower defaults on a loan, which is expressed as a percentage of exposure at default. EAD is the total amount the Bank expects to be exposed to at the time of default.

For the non-retail portfolio, allowances are estimated using borrower specific information at the borrower level. The LGD is based on the security of the facility; EAD is a function of the current usage, the borrower's risk rating, and the committed amount of the facility. For the retail portfolio, the general allowance is calculated on a portfolio level and is based on statistical estimates of loss using historical loss and recovery data models and forecast balances. Models are validated against historical experience and are updated at least annually. The general allowance methodology is approved annually by the Risk Committee of the Board of Directors.

At October 31, 2011 the general allowance for loan losses was $1,926 million, up from $1,910 million at October 31, 2010. Excluding debt securities classified as loans general allowance increased by $30 million, or 2% from the prior year.

PROVISION FOR CREDIT LOSSES

The provision for credit losses is the amount charged to income to bring the total allowance for credit losses, including both specific and general allowances, to a level that management considers adequate to absorb all credit-related losses in the Bank's loan portfolio. Provisions in the year are reduced by any recoveries.

The Bank recorded total provision for credit losses of $1,465 million in 2011, compared with a total provision of $1,625 million in 2010. This amount comprised $1,430 million of specific provisions and $35 million in general provisions. Total provision for credit losses as a percentage of net average loans and acceptances decreased to 0.51% from 0.62% in 2010. In Canada, residential and personal loans required specific provisions of $765 million, a decrease of $96 million, or 11%, over 2010. Business and government loans required specific provisions of $53 million, a decrease of $64 million, or 55%, over 2010. Business and government specific provisions were distributed across all industry sectors. In the U.S., residential and personal loans required specific provisions of $214 million, a decrease of $29 million, or 12%, over 2010. Other personal loans represented the most significant portion of this decrease. Business and government loans required specific provisions of $232 million, a decrease of $147 million, or 39%, over 2010. Similar to impaired loans, business and government specific provisions were highly concentrated in the real estate sector. Decreased provisions for credit losses in 2011 were due to continued improvement in portfolio credit quality. Geographically, 57% of specific provisions were attributed to Canada and 31% to the U.S. The balance resulted from 6% of debt securities classified as loans and 6% of acquired credit-impaired loans. Canadian specific provisions were concentrated in Ontario, which represented 44% of total specific provisions, increased from 41% in 2010. U.S. specific provisions were concentrated in New Jersey and New York, representing 7% and 4% of total specific provisions, compared to 8% and 4% respectively in 2010.

Table 36 provides a summary of provisions charged to the Consolidated Statement of Income.

TABLE 36 **PROVISION FOR CREDIT LOSSES**

(millions of Canadian dollars)	**2011**	2010	2009
Net new specifics (net of reversals)	**$ 1,597**	$ 1,866	$ 1,723
Recoveries	**(167)**	(140)	(109)
Total specific provision	**1,430**	1,726	1,614
Change in general allowance			
TD Financing Services Inc.[1]	**–**	–	90
U.S. Personal and Commercial Banking	**32**	(48)	521
Canadian Personal and Commercial Banking and Wholesale Banking	**–**	(60)	255
Other	**3**	7	–
Total general provision	**35**	(101)	866
Total provision for credit losses	**$ 1,465**	$ 1,625	$ 2,480

[1] Effective November 1, 2009, TD Financing Services aligned their loan loss methodology with that used for all other Canadian Personal and Commercial Banking retail loans; any general provisions resulting from the revised methodology are included in Canadian Personal and Commercial Banking and Wholesale Banking. General provisions recorded prior to January 31, 2010 are specific to the legal entity formerly known as VFC Inc.

TABLE 37	PROVISION FOR CREDIT LOSSES BY INDUSTRY SECTOR					
(millions of Canadian dollars, except as noted)				Percentage of total		
	2011	2010	2009	**2011**	2010	2009
Canada						
Residential mortgages[1,2]	**$ 11**	$ 5	$ 5	**0.8%**	0.3%	0.3%
Credit card, consumer instalment and other personal	**754**	856	882	**52.7**	49.6	54.7
Total personal	**765**	861	887	**53.5**	49.9	55.0
Real estate						
Residential	**(6)**	5	11	**(0.4)**	0.3	0.7
Non-residential	**2**	2	1	**0.1**	0.1	0.1
Total real estate	**(4)**	7	12	**(0.3)**	0.4	0.8
Agriculture	**–**	2	(1)	**–**	0.1	(0.1)
Automotive	**2**	5	10	**0.1**	0.3	0.6
Financial	**1**	2	16	**0.1**	0.1	0.9
Food, beverage, and tobacco	**5**	7	5	**0.4**	0.4	0.3
Forestry	**–**	(12)	18	**–**	(0.7)	1.1
Government, public sector entities and education[3]	**2**	2	–	**0.1**	0.1	–
Health and social services[3]	**–**	8	1	**–**	0.5	0.1
Industrial construction and trade contractors	**13**	12	9	**0.9**	0.7	0.6
Metals and mining	**(1)**	2	4	**(0.1)**	0.1	0.2
Pipelines, oil and gas	**(8)**	2	8	**(0.6)**	0.1	0.5
Power and utilities[3]	**–**	–	–	**–**	–	–
Professional and other services[3]	**11**	8	12	**0.8**	0.5	0.7
Retail sector	**24**	43	31	**1.7**	2.6	1.9
Sundry manufacturing and wholesale	**–**	24	13	**–**	1.4	0.8
Telecommunications, cable and media[3]	**(2)**	(5)	19	**(0.1)**	(0.3)	1.2
Transportation	**7**	4	9	**0.5**	0.2	0.6
Other[3]	**3**	6	11	**0.2**	0.3	0.7
Total business and government	**53**	117	177	**3.7**	6.8	10.9
Total Canada	**818**	978	1,064	**57.2**	56.7	65.9
United States						
Residential mortgages	**17**	20	17	**1.2**	1.2	1.1
Credit card, consumer instalment and other personal	**197**	223	198	**13.8**	12.9	12.3
Total personal	**214**	243	215	**15.0**	14.1	13.4
Real estate						
Residential	**70**	103	73	**4.9**	6.0	4.5
Non-residential	**60**	57	51	**4.2**	3.3	3.1
Total real estate	**130**	160	124	**9.1**	9.3	7.6
Agriculture	**–**	3	1	**–**	0.2	0.1
Automotive	**1**	6	6	**0.1**	0.3	0.4
Financial	**8**	16	28	**0.6**	0.9	1.7
Food, beverage, and tobacco	**1**	6	–	**0.1**	0.3	–
Forestry	**–**	(16)	19	**–**	(0.9)	1.2
Government, public sector entities and education[3]	**1**	–	–	**0.1**	–	–
Health and social services	**4**	13	8	**0.3**	0.8	0.5
Industrial construction and trade contractors	**22**	17	12	**1.5**	1.0	0.7
Metals and mining	**9**	2	5	**0.6**	0.1	0.3
Pipelines, oil and gas	**(18)**	2	5	**(1.3)**	0.1	0.3
Power and utilities	**3**	(1)	(2)	**0.2**	(0.1)	(0.1)
Professional and other services[3]	**25**	34	19	**1.7**	2.0	1.2
Retail sector	**20**	50	20	**1.4**	2.9	1.2
Sundry manufacturing and wholesale	**7**	48	26	**0.5**	2.8	1.6
Telecommunications, cable and media	**4**	28	9	**0.3**	1.6	0.6
Transportation	**9**	7	–	**0.6**	0.4	–
Other[3]	**6**	4	8	**0.4**	0.2	0.5
Total business and government[1]	**232**	379	288	**16.2**	21.9	17.8
Total United States	**446**	622	503	**31.2**	36.0	31.2
International						
Business and government	**–**	(2)	3	**–**	(0.1)	0.2
Total international	**–**	(2)	3	**–**	(0.1)	0.2
Total excluding other loans	**1,264**	1,598	1,570	**88.4**	92.6	97.3
Other loans						
Debt securities classified as loans[4]	**85**	128	44	**5.9**	7.4	2.7
Acquired credit-impaired loans[5]	**81**	–	–	**5.7**	–	–
Total other loans	**166**	128	44	**11.6**	7.4	2.7
Total specific provision	**$ 1,430**	$ 1,726	$ 1,614	**100.0%**	100.0%	100.0%
General provision						
Personal, business and government	**45**	(4)	660			
Debt securities classified as loans[4]	**(10)**	(97)	206			
Total general provision	**35**	(101)	866			
Total provision for credit losses	**$ 1,465**	$ 1,625	$ 2,480			

[1] Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $253 million (2010 – $188 million) and amortized cost of $253 million (2010 – $188 million), and loans designated as trading under the fair value option of $14 million (2010 – $85 million) and amortized cost of $5 million (2010 – $86 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

[2] Effective 2009, MUR mortgages, and any related credit losses, have been reclassified from personal – residential mortgages to business & government retroactively to 2008. This is to achieve consistent reporting across all operating business segments.

[3] Certain industry categories have been consolidated and certain amounts have been reclassified in line with accepted norms and thresholds for industry disclosure.

[4] As a result of the 2009 Amendments to *CICA Handbook* Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans.

[5] Includes all FDIC covered loans and other acquired credit-impaired loans.

TABLE 38 PROVISION FOR CREDIT LOSSES BY GEOGRAPHY

(millions of Canadian dollars, except as noted)				Percentage of total		
	2011	2010	2009	**2011**	2010	2009
Canada						
Atlantic provinces	**$ 23**	$ 29	$ 25	**1.6%**	1.8%	1.0%
British Columbia[1]	**53**	71	68	**3.6**	4.4	2.7
Ontario[1]	**626**	716	824	**42.7**	44.0	33.2
Prairies[1]	**66**	81	78	**4.5**	5.0	3.2
Québec	**50**	81	69	**3.4**	5.0	2.8
Total Canada[2]	**818**	978	1,064	**55.8**	60.2	42.9
United States						
Carolinas (North and South)	**10**	–	–	**0.7**	–	–
Florida	**30**	13	41	**2.1**	0.8	1.7
New England[3]	**141**	251	141	**9.6**	15.4	5.7
New Jersey	**106**	124	110	**7.2**	7.6	4.4
New York	**62**	76	142	**4.2**	4.7	5.7
Pennsylvania	**50**	65	44	**3.4**	4.0	1.8
Others	**47**	93	25	**3.2**	5.7	1.0
Total United States[2]	**446**	622	503	**30.4**	38.2	20.3
International						
Other	**–**	(2)	3	**–**	(0.1)	0.1
Total international	**–**	(2)	3	**–**	(0.1)	0.1
Total excluding other loans	**1,264**	1,598	1,570	**86.2**	98.3	63.3
Other loans	**166**	128	44	**11.4**	7.9	1.8
Total specific provision	**1,430**	1,726	1,614	**97.6**	106.2	65.1
General provision	**35**	(101)	866	**2.4**	(6.2)	34.9
Total provision for credit losses	**$ 1,465**	$ 1,625	$ 2,480	**100.0%**	100.0%	100.0%

Provision for credit losses as a % of average net loans and acceptances[4]			
Canada			
Residential mortgages	**0.02%**	0.01%	0.01%
Credit card, consumer instalment and other personal	**0.79**	0.94	1.11
Business and government	**0.12**	0.28	0.40
Total Canada	**0.40**	0.51	0.61
United States			
Residential mortgages	**0.16**	0.24	0.27
Credit card, consumer instalment and other personal	**1.16**	1.67	1.37
Business and government	**0.60**	1.04	0.68
Total United States	**0.67**	1.07	0.79
International	**–**	(0.05)	0.05
Total excluding other loans	**0.46**	0.64	0.65
Other loans	**1.33**	1.15	0.35
Total specific provision	**0.50**	0.66	0.63
General provision	**0.01**	(0.04)	0.27
Total provision for credit losses as a % of average net loans and acceptances	**0.51%**	0.62%	0.97%

[1] The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.

[2] Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $253 million (2010 – $188 million) and amortized cost of $253 million (2010 – $188 million), and loans designated as trading under the fair value option of $14 million (2010 – $85 million) and amortized cost of $5 million (2010 – $86 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

[3] The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.

[4] Includes customers' liability under acceptances.

NON-PRIME LOANS

As at October 31, 2011, the Bank had approximately $2.2 billion (2010 – $1.8 billion) gross exposure to non-prime loans, which primarily consists of automotive loans originated in Canada. The credit loss rate, which is an indicator of credit quality and is defined as the average PCL divided by the average month-end loan balance, was approximately 3.61% (2010 – approximately 5.0%) on an annual basis. The portfolio continues to perform as expected. These loans are recorded at amortized cost. See Note 4 to the Consolidated Financial Statements for further information regarding the accounting for loans and related credit losses.

SOVEREIGN RISK

The following table provides a summary of the Bank's credit exposure to certain European countries, including Spain, Italy, Ireland, Portugal and Greece. Exposure to Spain and Italy is to the sovereigns themselves and the largest financial institutions in those countries. All of these exposures are considered manageable.

TABLE 39 DIRECT CREDIT EXPOSURE TO EUROPE

(millions of Canadian dollars) — As at

	Loans and Commitments[1]				Derivatives, Repos and Securities Lending[2]				Trading and Investment Portfolio[3]				Total
Country	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure[4]
Oct. 31, 2011													
GIIPS													
Greece	$ –	$ –	$ –	$ –	$ –	$ –	$ 3	$ 3	$ –	$ –	$ 1	$ 1	$ 4
Italy	–	–	–	–	–	–	14	14	6	217	1	224	238
Ireland	–	–	–	–	9	–	64	73	10	17	4	31	104
Portugal	–	–	–	–	–	–	3	3	3	–	–	3	6
Spain	69	–	84	153	12	–	44	56	18	188	273	479	688
Total GIIPS	$ 69	$ –	$ 84	$ 153	$ 21	$ –	$ 128	$ 149	$ 37	$ 422	$ 279	$ 738	$ 1,040
Rest of Europe													
Belgium	$ 166	$ –	$ –	$ 166	$ 12	$ –	$ 19	$ 31	$ 5	$ 525	$ –	$ 530	$ 727
France	375	–	8	383	96	148	635	879	60	1,964	394	2,418	3,680
Germany	451	–	95	546	206	1,192	650	2,048	140	3,060	84	3,284	5,878
Netherlands	414	–	257	671	181	–	430	611	27	5,128	1,386	6,541	7,823
Sweden	35	–	10	45	–	–	54	54	2	1,039	813	1,854	1,953
Switzerland	400	–	24	424	–	–	765	765	5	381	245	631	1,820
United Kingdom	1,486	243	141	1,870	589	15	1,904	2,508	68	3,543	2,170	5,781	10,159
Other[5]	14	–	24	38	65	74	388	527	19	1,246	493	1,758	2,323
Rest of Europe	$ 3,341	$ 243	$ 559	$ 4,143	$ 1,149	$ 1,429	$ 4,845	$ 7,423	$ 326	$ 16,886	$ 5,585	$ 22,797	$ 34,363
Total Europe	$ 3,410	$ 243	$ 643	$ 4,296	$ 1,170	$ 1,429	$ 4,973	$ 7,572	$ 363	$ 17,308	$ 5,864	$ 23,535	$ 35,403
Oct. 31, 2010													
GIIPS													
Greece	$ –	$ –	$ –	$ –	$ –	$ –	$ 4	$ 4	$ –	$ –	$ 7	$ 7	$ 11
Italy	–	–	3	3	–	–	15	15	6	283	68	357	375
Ireland	–	–	3	3	10	–	196	206	3	40	85	128	337
Portugal	–	–	8	8	–	–	9	9	–	–	–	–	17
Spain	36	–	86	122	–	–	55	55	13	484	413	910	1,087
Total GIIPS	$ 36	$ –	$ 100	$ 136	$ 10	$ –	$ 279	$ 289	$ 22	$ 807	$ 573	$ 1,402	$ 1,827
Rest of Europe													
Belgium	$ 247	$ –	$ –	$ 247	$ 32	$ –	$ 88	$ 120	$ –	$ 594	$ 254	$ 848	$ 1,215
France	397	–	31	428	105	117	601	823	210	2,044	370	2,624	3,875
Germany	355	–	60	415	193	1,068	643	1,904	32	2,810	3	2,845	5,164
Netherlands	512	–	180	692	133	–	436	569	62	4,995	1,245	6,302	7,563
Sweden	36	–	10	46	–	–	98	98	–	972	605	1,577	1,721
Switzerland	278	–	31	309	–	–	699	699	74	–	211	285	1,293
United Kingdom	1,473	165	161	1,799	664	–	1,732	2,396	110	2,850	3,362	6,322	10,517
Other[5]	25	14	34	73	114	67	457	638	6	1,294	334	1,634	2,345
Rest of Europe	$ 3,323	$ 179	$ 507	$ 4,009	$ 1,241	$ 1,252	$ 4,754	$ 7,247	$ 494	$ 15,559	$ 6,384	$ 22,437	$ 33,693
Total Europe	$ 3,359	$ 179	$ 607	$ 4,145	$ 1,251	$ 1,252	$ 5,033	$ 7,536	$ 516	$ 16,366	$ 6,957	$ 23,839	$ 35,520

[1] Includes letters of credit, bankers' acceptances, funded loans and undrawn commitments.

[2] Exposures are calculated on a fair value basis and are net of collateral. Derivatives are presented as net exposures where there is an ISDA master netting agreement.

[3] Trading portfolio exposures are net of eligible short positions. Deposits of $2.5 billion are included in the Trading and Investment Portfolio.

[4] The reported exposures do not include protection the Bank purchased via credit default swaps.

[5] Remaining European exposure is distributed across 12 countries, each of which has a net exposure below $1 billion as at October 31, 2011 and October 31, 2010.

The majority of the balance of the Bank's European exposure is to counterparties in AAA rated countries, with the majority of this exposure to the sovereigns themselves and to well rated, systemically important banks in these countries. Derivatives and securities repurchase transactions with these banks are completed on a collateralized basis backed by high quality government securities. The Bank also takes a limited amount of exposure to well rated corporate issuers in Europe where TD also does business with their related entities in North America.

EXPOSURE TO ACQUIRED CREDIT-IMPAIRED LOANS (ACI)

ACI loans are loans with evidence of credit quality deterioration since origination for which it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments. Evidence of credit quality deterioration as of the acquisition date may include statistics such as past due status and credit scores. ACI loans are recorded at fair value upon acquisition and the applicable accounting guidance prohibits carrying over or recording allowance for loan losses in the initial accounting.

ACI loans were acquired through the South Financial and FDIC-assisted acquisitions, the Chrysler Financial acquisition, and include FDIC covered loans subject to loss sharing agreements with the FDIC. The following table presents the unpaid principal balance, carrying value, specific allowance, and the net carrying value as a percentage of the unpaid principal balance for ACI loans as at October 31, 2011.

TABLE 40 **ACQUIRED CREDIT-IMPAIRED LOAN PORTFOLIO**

(millions of Canadian dollars)					As at
					Oct. 31, 2011
	Unpaid principal balance[1]	**Carrying value**	**Specific allowance**	**Carrying value net of allowance**	**Percentage of unpaid principal balance**
FDIC-assisted acquisitions	**$ 1,452**	**$ 1,347**	**$ 30**	**$ 1,317**	**90.7%**
South Financial	**4,117**	**3,695**	**27**	**3,668**	**89.1**
Chrysler Financial	**540**	**518**	**3**	**515**	**95.4**
Total acquired credit-impaired loan portfolio	**$ 6,109**	**$ 5,560**	**$ 60**	**$ 5,500**	**90.0%**
					Oct. 31, 2010
FDIC-assisted acquisitions	$ 1,835	$ 1,590	$ –	$ 1,590	86.7%
South Financial	6,205	5,450	–	5,450	87.8
Chrysler Financial	–	–	–	–	–
Total acquired credit-impaired loan portfolio	$ 8,040	$ 7,040	$ –	$ 7,040	87.6%

[1] Represents the contractual amount of principal owed.

During the year ended October 31, 2011, the Bank recorded $81 million of provision for credit losses on ACI loans. The ACI loans net of allowance were $5.5 billion as at October 31, 2011 and comprised 1.8% of the total loan portfolio. The following table provides key credit statistics by past due contractual status and geographic concentrations based on ACI loans unpaid principal balance.

TABLE 41 **ACQUIRED CREDIT-IMPAIRED LOANS – KEY CREDIT STATISTICS**

(millions of Canadian dollars)				For the years ended
	Oct. 31, 2011		Oct. 31, 2010	
	Unpaid principal balance[1]		Unpaid principal balance[1]	
Past due contractual status				
Current and less than 30 days past due	**$ 5,061**	**82.8%**	$ 6,916	86.0%
30–89 days past due	**237**	**3.9**	345	4.3
90 or more days past due	**811**	**13.3**	779	9.7
Total ACI loans	**$ 6,109**	**100.0%**	$ 8,040	100.0%
Geographic region				
Florida	**$ 2,834**	**46.4%**	$ 3,895	48.5%
South Carolina	**1,993**	**32.6**	2,977	37.0
North Carolina	**729**	**11.9**	1,077	13.4
Other U.S./Canada	**553**	**9.1**	91	1.1
Total ACI loans	**$ 6,109**	**100.0%**	$ 8,040	100.0%

[1] Represents the contractual amount of principal owed.

EXPOSURE TO NON-AGENCY COLLATERALIZED MORTGAGE OBLIGATIONS (CMO)

Due to the acquisition of Commerce, the Bank has exposure to non-agency CMOs collateralized primarily by Alt-A and Prime Jumbo mortgages, most of which are pre-payable fixed-rate mortgages without rate reset features. At the time of acquisition, the portfolio was recorded at fair value, which became the new cost basis for this portfolio.

These securities are classified as loans and carried at amortized cost using the effective interest rate method, and are evaluated for loan losses on a quarterly basis using the incurred credit loss model. The impairment assessment follows the loan loss accounting model, where there are two types of allowances against credit losses – specific and general. Specific allowances provide against losses that are identifiable at the individual debt security level for which there is objective evidence that there has been a deterioration of credit quality, at which point the book value of the loan is reduced to its estimated realizable amount. A general allowance is established to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans not yet specifically identified as impaired. The general allowance as at October 31, 2011 was US$150 million. The total provision for credit losses recognized in 2011 was US$51 million compared to US$18 million in 2010.

The following table presents the unpaid principal balance, carrying value, allowance for credit losses (both general and specific), and the net carrying value as a percentage of the par value for the non-agency CMO portfolio at October 31, 2011. As of October 31, 2011 the balance of the remaining acquisition related incurred loss was US$420 million (2010 – US$485 million); this amount is reflected below as a component of the discount from par to carrying value.

TABLE 42 NON-AGENCY CMO LOANS PORTFOLIO

(millions of U.S. dollars)					As at
					Oct. 31, 2011
	Par value	**Carrying value**	**Allowance for loan losses**	**Carrying value net of allowance**	**Percentage of par value**
Non-Agency CMOs	**$ 4,268**	**$ 3,568**	**$ 327**	**$ 3,241**	**76.0%**
					Oct. 31, 2010
Non-Agency CMOs	$ 5,525	$ 4,573	$ 270	$ 4,303	77.9%

During the second quarter of 2009, the Bank re-securitized a portion of the non-agency CMO portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflect the discount on acquisition and the Bank's risk inherent on the entire portfolio. As a result, 54% of the non-agency CMO portfolio is now rated AAA for regulatory capital reporting. The net capital benefit of the re-securitization transaction is reflected in the changes in RWA and in the securitization deductions from Tier 1 and Tier 2 capital. For accounting purposes, the Bank retained a majority of the beneficial interests in the re-securitized securities resulting in no financial statement impact. The Bank's assessment of impairment for these reclassified securities is not impacted by a change in the credit ratings.

TABLE 43 NON-AGENCY ALT-A AND PRIME JUMBO CMO PORTFOLIO BY VINTAGE YEAR

(millions of U.S. dollars)						As at Oct. 31
		Alt-A		**Prime Jumbo**		**Total**
	Amortized cost	**Fair value**	**Amortized cost**	**Fair value**	**Amortized cost**	**Fair value**
2011						
2003	**$ 204**	**$ 215**	**$ 217**	**$ 222**	**$ 421**	**$ 437**
2004	**374**	**393**	**182**	**189**	**556**	**582**
2005	**621**	**648**	**309**	**311**	**930**	**959**
2006	**358**	**320**	**286**	**275**	**644**	**595**
2007	**548**	**501**	**292**	**299**	**840**	**800**
Total portfolio net of specific allowance	**$ 2,105**	**$ 2,077**	**$ 1,286**	**$ 1,296**	**$ 3,391**	**$ 3,373**
Less: general allowance					**150**	
Total					**$ 3,241**	
2010						
2003	$ 275	$ 309	$ 393	$ 424	$ 668	$ 733
2004	454	502	383	415	837	917
2005	697	769	484	509	1,181	1,278
2006	406	394	380	391	786	785
2007	616	635	375	398	991	1,033
Total portfolio net of specific allowance	$ 2,448	$ 2,609	$ 2,015	$ 2,137	$ 4,463	$ 4,746
Less: general allowance					160	
Total					$ 4,303	

Capital Position

TABLE 44 **CAPITAL STRUCTURE AND RATIOS**[1]

(millions of Canadian dollars, except as noted)	**2011 Basel II**	2010 Basel II	2009 Basel II
Tier 1 capital			
Common shares	**$ 18,301**	$ 16,639	$ 15,342
Contributed surplus	**281**	305	336
Retained earnings	**24,339**	20,959	18,632
Net unrealized foreign currency translation gains (losses) on investment in subsidiaries, net of hedging activities	**(3,199)**	(2,901)	(1,539)
Preferred shares[2]	**3,395**	3,944	3,945
Innovative instruments[2,3]	**3,705**	3,844	4,588
Innovative instruments (ineligible for Tier 1 capital)	**–**	–	(743)
Qualifying non-controlling interests in subsidiaries	**–**	–	31
Net impact of eliminating one month lag of U.S. entities[4]	**(266)**	(47)	57
Gross Tier 1 capital	**46,556**	42,743	40,649
Goodwill and intangibles in excess of 5% limit	**(14,376)**	(14,460)	(15,015)
Net Tier 1 capital	**32,180**	28,283	25,634
Securitization – gain on sales of mortgages	**(86)**	(84)	(84)
– other	**(735)**	(772)	(1,128)
50% shortfall in allowance[5]	**(180)**	(205)	(110)
50% substantial investments[6]	**(2,805)**	(2,855)	(2,872)
Other deductions	**(4)**	(4)	(4)
Net impact of eliminating one month lag of U.S. entities[4]	**133**	23	(29)
Adjusted net Tier 1 capital	**28,503**	24,386	21,407
Tier 2 capital			
Innovative instruments in excess of Tier 1 limit	**–**	–	743
Innovative instruments	**26**	27	–
Subordinated notes and debentures (net of amortization and ineligible)	**11,253**	11,812	11,948
General allowance – standardized portfolios	**940**	915	877
Accumulated net after-tax unrealized gain on AFS equity securities in OCI	**35**	66	42
Securitization – other	**(1,484)**	(1,762)	(2,421)
50% shortfall in allowance[5]	**(180)**	(205)	(110)
50% substantial investments	**(2,805)**	(2,855)	(2,872)
Investment in insurance subsidiaries	**(1,439)**	(1,333)	(1,243)
Other deductions	**(4)**	(4)	(4)
Net impact of eliminating one month lag of U.S. entities[4]	**133**	23	(29)
Tier 2 capital	**6,475**	6,684	6,931
Total regulatory capital	**$ 34,978**	$ 31,070	$ 28,338
Regulatory capital ratios			
Tier 1 capital ratio	**13.0%**	12.2%	11.3%
Total capital ratio	**16.0**	15.5	14.9
Assets-to-capital multiple	**17.2**	17.5	17.1

[1] Numbers are in accordance with guidelines of the Office of the Superintendent of Financial Institutions Canada (OSFI) based on Basel II.

[2] In accordance with CICA Handbook Section 3863, *Financial Instruments – Presentation*, the Bank is required to classify certain classes of preferred shares and innovative Tier 1 capital investments as liabilities on the balance sheet. For regulatory capital purposes, these capital instruments continue to qualify for inclusion in Tier 1 capital.

[3] As the Bank is not the primary beneficiary of TD Capital Trust II and TD Capital Trust IV, these are not consolidated by the Bank. However, they do qualify as Tier 1 regulatory capital.

[4] Effective April 30, 2009, for accounting purposes, and effective October 31, 2008 for regulatory reporting purposes, the one month lag in reporting of TD Bank, N.A., which includes TD Banknorth and Commerce financial position and results is eliminated as the reporting period of TD Bank, N.A. was aligned with the rest of the Bank. Prior to October 31, 2008, regulatory capital was calculated incorporating TD Bank, N.A. assets on a one month lag. Further, effective October 31, 2008, for regulatory purposes only, the Bank's investment in TD Ameritrade is translated using the period end foreign exchange rate of the Bank. Accordingly, with the alignment of the reporting periods of TD Bank N.A., effective April 30, 2009, the net impact relates to TD Ameritrade only.

[5] When expected loss as calculated within the IRB approach exceeds total provisions, the difference is deducted 50% from Tier 1 capital and 50% from Tier 2 capital. When expected loss as calculated within the IRB approach is less than the total provisions, the difference is added to Tier 2 capital.

[6] Effective November 1, 2008, substantial investments held before January 1, 2007, which were previously deducted from Tier 2 capital, are deducted 50% from Tier 1 capital and 50% from Tier 2 capital. Insurance subsidiaries continue to be deconsolidated and reported as a deduction from Tier 2 capital. Increases in the investment value of insurance subsidiaries and/or substantial investments on or after January 1, 2007 are subject to the 50% from Tier 1 capital and 50% from Tier 2 capital deduction.

THE BANK'S OBJECTIVES:

- To be an appropriately capitalized financial institution as determined by:
  - The Bank's Risk Appetite Statement;
  - Capital requirements defined by relevant regulatory authorities; and,
  - The Bank's internal assessment of capital requirements consistent with the Bank's risk tolerance levels.
- To have the most economically achievable weighted average cost of capital (after tax), consistent with preserving the appropriate mix of capital elements to meet targeted capitalization levels.
- To ensure ready access to sources of appropriate capital, at reasonable cost, in order to:
  - Insulate the Bank from unexpected events;
  - Facilitate acquisitions; or,
  - Support business expansion.
- To support strong external debt ratings, in order to manage the Bank's overall cost of funds and to maintain accessibility to required funding.

CAPITAL SOURCES

The Bank's capital is primarily derived from common shareholders and retained earnings. Other sources of capital include the Bank's preferred shareholders, holders of innovative capital instruments, and holders of the Bank's subordinated debt.

CAPITAL MANAGEMENT

The Treasury and Balance Sheet Management group manages capital for the Bank and is responsible for acquiring, maintaining, and retiring capital. The Board of Directors oversees capital policy and management.

The Bank continues to hold sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank's internal capital generation, management of the balance sheet, and periodic issuance of capital securities.

ECONOMIC CAPITAL

The Bank's internal measure of required capital is called economic capital or invested capital. Economic capital is comprised of both risk-based capital required to fund losses that could occur under extremely adverse economic or operational conditions and investment capital that has been used to fund acquisitions or investments in fixed assets to support future earnings growth.

The Bank uses internal models to determine how much risk-based capital is required to support the enterprise's risk and business exposures. Characteristics of these models are described in the 'Managing Risk' section. Within the Bank's measurement framework, our objective is to hold risk-based capital to cover unexpected losses to a high level of confidence and ratings standards. The Bank's chosen internal capital targets are well founded and consistent with our overall risk profile and current operating environment.

Since November 1, 2007, the Bank has been operating its capital regime under the Basel II Capital Framework. Consequently, in addition to addressing Pillar I risks covering credit risk, market risk and operational risk, the Bank's economic capital framework captures other material Pillar II risks including business risk, interest rate risk in the banking book and concentration risk.

The Bank makes business decisions based on the return on risk based capital and economic profit, while also ensuring that, in aggregate, regulatory and rating agency requirements and capital available are kept in balance.

REGULATORY CAPITAL

Basel II Capital Framework

The Bank complies with the OSFI guideline for calculating RWA and regulatory capital. This guideline is based on the International Convergence of Capital Measurement and Capital Standard – A Revised Framework (Basel II) issued by the Basel Committee on Banking Supervision. This framework replaced the Basel I Capital Accord (Basel I) originally introduced in 1988 and supplemented in 1996. The framework allows qualifying banks to determine capital levels consistent with the way they measure, manage and mitigate risks. It provides a spectrum of methodologies, from simple to advanced, for the measurement of credit, market, and operational risks. The Bank uses the advanced approaches for the majority of its portfolios which results in regulatory and economic capital being more closely aligned than was the case under Basel I. Since the U.S. banking subsidiaries (TD Bank N.A. including South Financial and Chrysler Financial) were not originally required by their main regulators to convert to Basel II prior to being acquired by the Bank, the advanced approaches are not yet being utilized for the majority of assets in TD Bank, N.A.

For accounting purposes, GAAP is followed for consolidation of subsidiaries and joint ventures. For regulatory capital purposes, insurance subsidiaries are deconsolidated and reported as a deduction from capital. Insurance subsidiaries are subject to their own capital adequacy reporting such as OSFI's Minimum Continuing Capital Surplus Requirements and Minimum Capital Test. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized.

Some of the Bank's subsidiaries are individually regulated by either OSFI or other regulators. Many of these entities have minimum capital requirements which they must maintain and which may limit the Bank's ability to extract capital or funds for other uses.

Tier 1 Capital

Tier 1 capital was $28.5 billion at October 31, 2011, up from $24.4 billion last year. The increase to Tier 1 capital was largely due to strong earnings, and a common share issuance. Capital management funding activities during the year consisted of the following: the Bank issued $1.7 billion of common shares during the year, consisting of a public issue of $0.7 billion and $1.0 billion due to issuance under the dividend reinvestment plan and stock option exercises. Capital redemption activities during the year included the following: USD$ 122 million US Trust Preferred Securities; $350 million of Class A First Preferred Shares, Series M and $200 million of Class A First Preferred Shares, Series N.

Issue of Common Shares

On September 16, 2011, the Bank issued 9.2 million common shares in Canada at a price of $76.50 per common share for gross cash consideration of $704 million.

Tier 2 Capital

During the year the Bank issued $1 billion of subordinated debentures; and redeemed two issues of subordinated debentures for a total of $1.5 billion.

INTERNAL CAPITAL ADEQUACY ASSESSMENT PROCESS

The Bank's Internal Capital Adequacy Assessment Process (ICAAP) is an integrated enterprise wide process that encompasses the governance, management, and control of risk and capital functions within the Bank. It provides a framework for relating risks to capital requirements through the Bank's economic capital modeling and stress testing practices and helps determine the Bank's capital adequacy requirements.

The ICAAP is facilitated by Risk Management and is supported by numerous functional areas which together help determine the Bank's internal capital adequacy assessment which ultimately represents the capacity to bear risk in congruence with the risk profile and stated risk appetite of the Bank. Risk Management leads the ICAAP and assesses whether the Bank's internal view of required capital is appropriate for the Bank's risks. Treasury and Balance Sheet Management determines the adequacy of the Bank's available capital in relation to required capital.

DIVIDENDS

The Bank's dividend policy is approved by the Board of Directors. At October 31, 2011, the quarterly dividend was $0.68 per share, consistent with the Bank's current target payout range of 35 – 45% of adjusted earnings. Cash dividends declared and paid during 2011 totalled $2.61 per share (2010 – $2.44; 2009 – $2.44). For cash dividends payable on the Bank's preferred shares, see Notes 15 and 18 to the Consolidated Financial Statements. As at October 31, 2011, 901.0 million common shares were outstanding (2010 – 878.5 million; 2009 – 858.8 million). The Bank's ability to pay dividends is subject to the Bank Act and the requirements of OSFI. See Note 18 to the Consolidated Financial Statements for further details.

CAPITAL RATIOS

Capital ratios are measures of financial strength and flexibility. The Bank's capital ratios are calculated using OSFI's guidelines which are based on the capital adequacy rules included in Basel II. At the consolidated level, the top corporate entity to which Basel II applies is The Toronto-Dominion Bank.

OSFI measures the capital adequacy of Canadian banks according to its instructions for determining risk-adjusted capital, RWA and off-balance sheet exposures. OSFI defines two primary ratios to measure capital adequacy, the Tier 1 capital ratio and the Total capital ratio. OSFI sets target levels for Canadian banks as follows:

- The Tier 1 capital ratio is defined as Tier 1 regulatory capital divided by RWA. OSFI has established a target Tier 1 capital ratio of 7%.
- The Total capital ratio is defined as total regulatory capital divided by RWA. OSFI has established a target Total capital ratio of 10%.

The Bank's Tier 1 and Total capital ratios were 13.0% and16.0%, respectively, on October 31, 2011, compared with 12.2% and 15.5%, respectively, on October 31, 2010. The year-over-year changes were influenced by several factors, including the increase in capital described above in Tier 1 capital partially offset by an increase in RWA. As at October 31, 2011, the Bank exceeded its internal medium-term target for Tier 1 capital.

RISK-WEIGHTED ASSETS

Based on Basel II, RWA are calculated for each of credit risk, market risk, and operational risk. Operational risk represents the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Bank's RWA were as follows:

TABLE 45 **RISK-WEIGHTED ASSETS – BASEL II**

(millions of Canadian dollars)	2011	2010
Credit risk		
Retail		
Residential secured	**$ 19,119**	$ 16,141
Qualifying revolving retail	**13,436**	14,852
Other retail	**35,143**	28,291
Non-retail		
Corporate	**78,649**	73,996
Sovereign	**1,340**	909
Bank	**10,671**	9,426
Securitization exposures	**6,399**	5,205
Equity exposures[1]		
Other	**1,081**	1,162
Exposures subject to standardized or IRB approaches	**165,838**	149,982
Adjustment to IRB RWA for scaling factor	**4,950**	4,559
Other assets not included in standardized or IRB approaches	**12,617**	12,756
Total credit risk	**183,405**	167,297
Market risk		
Internal models approach – trading book	**5,083**	4,474
Operational risk		
Basic indicator approach	**–**	8,799
Standardized approach	**30,291**	19,340
Total	**$ 218,779**	$ 199,910

[1] Effective April 30, 2009, the Bank's equity portfolio qualified for the Basel II Framework's equity materiality exemption.

During the year, RWA increased $18.9 billion, primarily due to the organic growth in the retail and commercial businesses in both Canada and the U.S., the acquisition of Chrysler Financial and higher operational risk capital, partially offset by the impact of a stronger Canadian dollar against the U.S. dollar.

TABLE 46	OUTSTANDING EQUITY AND SECURITIES EXCHANGEABLE/CONVERTIBLE INTO EQUITY[1]	
(millions of shares/units, except as noted)	**Oct. 31, 2011**	Oct. 31, 2010
	Number of shares/units	Number of shares/units
Common shares outstanding[2]	**901.0**	878.5
Stock options		
Vested	**10.3**	13.4
Non-vested	**5.6**	5.8
Preferred shares – Class A:		
Series M	**–**	14.0
Series N	**–**	8.0
Total preferred shares – liabilities	**–**	22.0
Series O	**17.0**	17.0
Series P	**10.0**	10.0
Series Q	**8.0**	8.0
Series R	**10.0**	10.0
Series S	**10.0**	10.0
Series Y	**10.0**	10.0
Series AA	**10.0**	10.0
Series AC	**8.8**	8.8
Series AE	**12.0**	12.0
Series AG	**15.0**	15.0
Series AI	**11.0**	11.0
Series AK	**14.0**	14.0
Total preferred shares – equity	**135.8**	135.8
Total preferred shares	**135.8**	157.8
Capital Trust Securities (thousands of shares)		
Trust units issued by TD Capital Trust II:		
TD Capital Trust II Securities – Series 2012-1	**350.0**	350.0
Trust units issued by TD Capital Trust III:		
TD Capital Trust III Securities – Series 2008	**1,000.0**	1,000.0
Debt issued by TD Capital Trust IV:		
TD Capital Trust IV Notes – Series 1	**550.0**	550.0
TD Capital Trust IV Notes – Series 2	**450.0**	450.0
TD Capital Trust IV Notes – Series 3	**750.0**	750.0

[1] For further details, including the principal amount, conversion and exchange features, and distributions, see Notes 15, 16, and 18 to the Bank's Consolidated Financial Statements.

[2] Common shares outstanding are presented net of common treasury shares.

FUTURE CHANGES IN BASEL AND IFRS TRANSITION

In Q1 2012, the Bank will transition to IFRS. Regulatory capital will be reported under IFRS; based on OSFI's guideline on capital treatment. Insurance subsidiaries will be deducted 50% from Tier 1 capital and 50% from Tier 2 capital starting fiscal 2012. The Basel 2.5 changes relating to the Market Risk Amendment, which take effect in Q1 2012, will require banks to include Stressed VaR and an Incremental Risk Charge in market risk capital. If approved by OSFI, implementation of these additional requirements is expected to increase market risk RWA by approximately 2 to 3 times.

Basel III

In December 2010, the Basel Committee on Banking Supervision (BCBS) published the final rules text on new international bank capital adequacy and liquidity requirements. Commonly referred to as "Basel III," the capital proposals aim to increase the quality, quantity, transparency, and consistency of bank capital, discourage excess leverage and risk taking, and reduce procyclicality. Together with the new internationally harmonized global liquidity standards, Basel III aims to provide a regulatory framework to strengthen the resiliency of the banking sector and financial system.

In January 2011, the final rules text was supplemented by additional guidance from the BCBS regarding Non-Viability Contingent Capital (NVCC). The NVCC rules require that all capital instruments include loss absorption features. These features may require, based on the regulator's assessment of viability, a principal write-down or conversion to equity. The Basel III rules provide for a transition and phase-out for capital instruments that do not meet the Basel III requirements, including the NVCC features. Subsequently, OSFI issued an advisory in August 2011 regarding Canadian implementation guidance.

In February 2011, OSFI issued its action plan for implementation of Basel III. All banks will be required to implement the Basel III capital rules commencing in the first fiscal quarter of 2013. OSFI's minimum requirements are expected to follow the Basel III transition plan outlined by the BCBS. Under the transition plan, changes in capital treatment for certain items as well as minimum capital ratio requirements will be phased in over the period from 2013 to 2019. The Basel III minimum capital requirements include a 4.5% common equity ratio, a 6.0% Tier 1 capital ratio, and an 8.0% Total capital ratio. In addition, a capital conservation buffer of 2.5% will be required. While a bank can draw down on the 2.5% capital conservation buffer to absorb losses during periods of financial or economic stress, restrictions on earnings distributions (e.g., dividends, share buybacks, discretionary payments on other Tier 1 capital instruments and discretionary bonus payments) would be required. The amount of such restrictions is linked to the extent to which the buffer is utilized.

In November 2011, the BCBS published the final rules text on global systemically important banks (G-SIBs). Banks designated as G-SIBs will be required to hold 1% – 2.5% of additional capital buffers above the Basel III Common Equity Tier 1 (CET1) requirement, phasing-in over 4 years beginning January 1, 2016. The methodology for the identification of G-SIBs uses an indicator-based approach consisting of 5 broad categories: size, interconnectedness, lack of substitutability, global (cross-jurisdictional) activity and complexity. G-SIBs will be required to meet additional buffers exclusively through common equity. The Financial Stability Board (FSB) announced 29 G-SIBs in its initial assessment, no Canadian banks were designated as a G-SIB. This list will be reassessed by the FSB annually.

For TD, the new Basel III capital rules will result in higher RWA and an increase in deductions from regulatory common equity. We continue to believe that with our strong capital position today and our ability to generate capital from our operating businesses in the coming quarters, we are well positioned to fully meet the Basel III capital adequacy requirements. Based on our current understanding and assumptions, we estimated the Bank's pro forma CET1 ratio to be approximately 7.1% as at October 31, 2011, if the full Basel III rules applicable in 2019 (i.e. without transition arrangements) were applied. Based on current forecasts, we expect to be comfortably above the 7% CET1 ratio threshold by the second quarter of fiscal year 2012 and expect to be above 7.5% by the first quarter of fiscal year 2013 (i.e. without transition arrangements). If we apply the Basel III rules text without transition treatment to goodwill and intangibles, we expect our CET1 ratio to be at the higher end of the 9% – 10% range by the first quarter of fiscal year 2013. As such, we do not anticipate a need to make significant changes to our business operations or raise additional common equity to meet the Basel III requirements.

We believe that under Basel III all of TD's outstanding non-common Tier 1 and Tier 2 capital instruments, except certain instruments issued by TD's U.S. subsidiaries, will be disqualified as regulatory capital, subject to a 10 year phase-out transition period beginning in January 2013. TD announced on February 7, 2011 that, based on OSFI's February 4, 2011 advisory which outlined OSFI's expectations regarding the use of redemption rights triggered by regulatory event clauses in non-qualifying capital instruments, it expects to exercise a regulatory event redemption right only in 2022 in respect of the TD Capital Trust IV Notes – Series 2 outstanding at that time. As of July 31, 2011, there was $450 million in principal amount of TD Capital Trust IV Notes – Series 2 issued and outstanding. TD's expectation is subject to a number of risk factors and assumptions outlined in the Bank's February 7th press release, which is available on the Bank's website at www.td.com.

GROUP FINANCIAL CONDITION

Off-Balance Sheet Arrangements

In the normal course of operations, the Bank engages in a variety of financial transactions that, under GAAP, are either not recorded on the Consolidated Balance Sheet or are recorded in amounts that differ from the full contract or notional amounts. These off-balance sheet arrangements involve, among other risks, varying elements of market, credit, and liquidity risk which are discussed in the "Managing Risk" section of this MD&A. Off-balance sheet arrangements are generally undertaken for risk management, capital management, and funding management purposes and include securitizations, contractual obligations, and certain commitments and guarantees.

SPECIAL PURPOSE ENTITIES

The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). We use SPEs to obtain sources of liquidity by securitizing certain of the Bank's financial assets, to assist our clients in securitizing their financial assets, and to create investment products for our clients. SPEs may be organized as trusts, partnerships or corporations and they may be formed as qualifying special purpose entities (QSPEs) or variable interest entities (VIEs). When an entity is deemed a VIE, the entity must be consolidated by the primary beneficiary. See Note 6 to the Consolidated Financial Statements for further information regarding the accounting for VIEs.

Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks. In a typical securitization structure, the Bank sells assets to an SPE and the SPE funds the purchase of those assets by issuing securities to investors. SPEs are typically set up for a single, discrete purpose, are not operating entities and usually have no employees. The legal documents that govern the transaction describe how the cash earned on the assets held in the SPE must be allocated to the investors and other parties that have rights to these cash flows. The Bank is involved in SPEs through the securitization of Bank-originated assets, securitization of third party-originated assets, and other investment and financing products.

Certain of the Bank's securitizations of Bank-originated assets and of third party-originated assets are structured through QSPEs. QSPEs are trusts or other legal vehicles that are demonstrably distinct from the Bank, have specified permitted activities, defined asset holdings and may only sell or dispose of selected assets in automatic response to limited conditions. QSPEs are not consolidated by any party including the Bank.

The Reputational Risk Committee of the Bank is responsible for the review of structured transactions and complex credit arrangements with potentially significant reputational, legal, regulatory, accounting or tax risks, including transactions involving SPEs. The Bank monitors its involvement with SPEs on an ongoing basis.

Securitization of Bank-Originated Assets

The Bank securitizes residential mortgages, personal loans, and commercial mortgages to enhance its liquidity position, to diversify sources of funding and to optimize the management of the balance sheet. All products securitized by the Bank were originated in Canada and sold to Canadian securitization structures or Canadian non-SPE third parties. Details of securitization exposures through significant unconsolidated SPEs, significant unconsolidated QSPEs, and Canadian non-SPE third parties are as follows:

TABLE 47 **EXPOSURES SECURITIZED BY THE BANK AS AN ORIGINATOR**[1]

(millions of Canadian dollars) As at

	Oct. 31 2011						Oct. 31 2010					
	Significant unconsolidated QSPEs		Significant unconsolidated SPEs		Canadian non-SPE third-parties		Significant unconsolidated QSPEs		Significant unconsolidated SPEs		Canadian non-SPE third-parties	
	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests
Residential mortgage loans	$ –	$ –	$ 21,570	$ 573	$ 22,869	$ 587	$ –	$ –	$ 21,721	$ 602	$ 21,722	$ 711
Personal loans	5,100	120	–	–	–	–	6,555	121	–	–	–	–
Commercial mortgage loans	–	–	99	–	684	9	–	–	49	–	564	3
Total	$ 5,100	$ 120	$ 21,669	$ 573	$ 23,553	$ 596	$ 6,555	$ 121	$ 21,770	$ 602	$ 22,286	$ 714

[1] In all the securitization transactions that the Bank has undertaken for its own assets, it has acted as an originating bank and retained securitization exposure.

Residential Mortgage Loans

The Bank may be exposed to the risks of transferred loans to the securitization vehicles through retained interests. There are no expected credit losses on the retained interests of the securitized residential mortgages as the mortgages are all government guaranteed.

Personal Loans

The Bank securitizes personal loans through QSPEs, as well as through single-seller conduits via QSPEs. As at October 31, 2011, the single-seller conduits had $5.1 billion (2010 – $5.1 billion) of commercial paper outstanding while another Bank-sponsored QSPE had $nil (2010 – $1.5 billion) of term notes outstanding, as the QSPE matured during the year. While the probability of loss is negligible as at October 31, 2011, the Bank's maximum potential exposure to loss for these conduits through the sole provision of liquidity facilities was $5.1 billion (2010 – $5.1 billion) of which $1.1 billion (2010 – $1.1 billion) of underlying personal loans was government insured. Additionally, the Bank had retained interests of $120 million (2010 – $121 million) relating to excess spread.

Commercial Mortgage Loans

The Bank may be exposed to the risks of transferred loans to the securitization vehicles through retained interests. There are no expected credit losses on the retained interests of the securitized commercial mortgages as the mortgages are all government guaranteed.

Securitization of Third Party-originated Assets

The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank's maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $5.5 billion as at October 31, 2011 (October 31, 2010 – $5.3 billion). Further, as at October 31, 2011, the Bank has committed to provide an additional $2.1 billion (October 31, 2010 – $1.8 billion) in liquidity facilities that can be used to support future ABCP in the purchase of deal-specific assets. As at October 31, 2011, the Bank also provided deal-specific credit enhancement in the amount of $17 million (October 31, 2010 – $73 million).

All third-party assets securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller, ABCP conduits are as follows:

TABLE 48 **EXPOSURE TO THIRD PARTY-ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED CONDUITS**

(millions of Canadian dollars, except as noted)				As at
		Oct. 31 2011		Oct. 31 2010
	Exposure and Ratings profile of unconsolidated SPEs AAA[1]	**Expected weighted average life (years)**[2]	Exposure and Ratings profile of unconsolidated SPEs AAA[1]	Expected weighted average life (years)[2]
Residential mortgage loans	**$ 2,215**	**2.9**	$ 1,637	3.0
Credit card loans	**150**	**2.1**	500	1.7
Automobile loans and leases	**1,789**	**1.6**	1,561	1.7
Equipment loans and leases	**92**	**0.7**	306	1.1
Trade receivables	**1,223**	**2.7**	1,287	2.2
Total	**$ 5,469**	**2.4**	$ 5,291	2.2

[1] The Bank's total liquidity facility exposure only relates to 'AAA' rated assets.
[2] Expected weighted-average life for each asset type is based upon each of the conduit's remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at October 31, 2011, TD held $1,083 million (October 31, 2010 – $354 million) of ABCP issued by Bank-sponsored multi-seller and single-seller conduits within the trading securities category on its Consolidated Balance Sheet.

EXPOSURE TO THIRD PARTY SPONSORED CONDUITS

The Bank has exposure to U.S. third party-sponsored conduits arising from providing liquidity facilities of $349 million as at October 31, 2011 (October 31, 2010 – nil) of which nil (October 31, 2010 – nil) has been drawn. The assets within these conduits comprise of individual notes backed by automotive loan receivables. As at the three months ended October 31, 2011 and subsequently, these assets have maintained ratings from various credit rating agencies, ranging from AAA to AA.

The Bank's exposure to Canadian third party-sponsored conduits in the form of margin funding facilities as at October 31, 2011 and October 31, 2010 was not significant.

Exposure to Collateralized Debt Obligations

Since the decision was made in 2005 to exit the structured products business, the Bank no longer originates Collateralized Debt Obligation vehicles (CDOs). The total net fair value of unfunded protection related to CDOs is ($4) million as of October 31, 2011 (October 31, 2010 - ($3) million), and represents the residual exposures before hedging. These CDOs are referenced to corporate debt securities and contain no exposure to U.S. subprime mortgages. All exposures are managed within risk limits that have been approved by the Bank's risk management group and are hedged with various financial instruments, including credit derivatives and bonds within the trading portfolio. The Bank's CDO positions are fair valued using valuation techniques with significant non-observable market inputs and included in Level 3 of the fair value hierarchy as described in Note 2 to the Consolidated Financial Statements.

COMMITMENTS

The Bank enters into various commitments to meet the financing needs of the Bank's clients and to earn fee income. Significant commitments of the Bank include financial and performance standby letters of credit, documentary and commercial letters of credit and commitments to extend credit. These products may expose the Bank to liquidity, credit and reputational risks. There are adequate risk management and control processes in place to mitigate these risks. Certain commitments still remain off-balance sheet. Note 29 to the Consolidated Financial Statements provides detailed information about the maximum amount of additional credit the Bank could be obligated to extend.

Leveraged Finance Credit Commitments

Also included in 'Commitments to extend credit' in Note 29 to the Consolidated Financial Statements are leveraged finance commitments. Leveraged finance commitments are agreements that provide funding to a wholesale borrower with higher levels of debt, measured by the ratio of debt capital to equity capital of the borrower, relative to the industry in which it operates. The Bank's exposure to leveraged finance commitments as at October 31, 2011 was not significant (October 31, 2010 – not significant).

CAPITAL TRUSTS

The Bank sponsors SPEs to raise capital which are considered VIEs. As the Bank is not the primary beneficiary of these SPE's, the Bank does not consolidate them for accounting purposes. For further details on capital trust activity and the terms of the SPE's instruments issued and outstanding, see Note 16 to the Consolidated Financial Statements.

GUARANTEES

In the normal course of business, the Bank enters into various guarantee contracts to support its clients. The Bank's significant types of guarantee products are financial and performance standby letters of credit, assets sold with recourse, credit enhancements, and indemnification agreements. Certain guarantees remain off-balance sheet. See Note 29 to the Consolidated Financial Statements for further information regarding the accounting for guarantees.

GROUP FINANCIAL CONDITION

Related-party Transactions

TRANSACTIONS WITH OFFICERS AND DIRECTORS AND THEIR AFFILIATES

The Bank makes loans to its officers and directors and their affiliates. Loans to directors and officers are on market terms and conditions unless, in the case of banking products and services for officers, otherwise stipulated under approved policy guidelines that govern all employees. The amounts outstanding are as follows:

TABLE 49 **LOANS TO OFFICERS AND DIRECTORS**

(millions of Canadian dollars)	**2011**	2010
Personal loans, including mortgages	**$ 18**	$ 11
Business loans	**195**	182
Total	**$ 213**	$ 193

In addition, the Bank offers deferred share and other plans to non-employee directors, executives, and certain other key employees. See Note 23 and Note 28 to the 2011 Consolidated Financial Statements for more details.

In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH EQUITY-ACCOUNTED INVESTEES

TD AMERITRADE

Pursuant to a Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank designated five of twelve members of TD Ameritrade's Board of Directors, including our CEO and two independent directors of TD.

Insured Deposit Account (formerly known as Money Market Deposit Account) Agreement

The Bank is party to an insured deposit account (IDA) agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade IDAs as designated sweep vehicles. TD Ameritrade provides marketing and support services with respect to the IDA. The Bank paid fees of $762 million in 2011 (2010 – $714 million; 2009 – $654 million) to TD Ameritrade for the deposit accounts. The fee paid by the Bank is based on the average insured deposit balance of $48.4 billion in 2011 (2010 – $39.2 billion) with a portion of the fee tied to the actual yield earned by the Bank on the investments, less the actual interest paid to clients of TD Ameritrade, with the balance based on an agreed rate of return. The Bank earns a flat fee of 25 basis points and is reimbursed for the cost of FDIC insurance premiums.

As at October 31, 2011, amounts receivable from TD Ameritrade were $97 million (2010 – $53 million). As at October 31, 2011, amounts payable to TD Ameritrade were $84 million (2010 – $82 million).

TRANSACTIONS WITH SYMCOR

The Bank has a one-third ownership in Symcor Inc. (Symcor), a Canadian provider of business process outsourcing services offering a diverse portfolio of integrated solutions in item processing, statement processing and production, and cash management services. The Bank accounts for Symcor's results using the equity method of accounting. During the year, the Bank paid $139 million (2010 – $135 million; 2009 – $164 million) for these services. As at October 31, 2011, the amount payable to Symcor was $12 million (2010 – $12 million).

GROUP FINANCIAL CONDITION

Financial Instruments

As a financial institution, the Bank's assets and liabilities are substantially composed of financial instruments. Financial assets of the Bank include, but are not limited to, cash, interest-bearing deposits, securities, loans and derivative instruments, while financial liabilities include, but are not limited to, deposits, obligations related to securities sold short, obligations related to securities sold under repurchase agreements, derivative instruments and subordinated debt.

The Bank uses financial instruments for both trading and non-trading activities. The Bank typically engages in trading activities by the purchase and sale of securities to provide liquidity and meet the needs of clients and, less frequently, by taking proprietary trading positions with the objective of earning a profit. Trading financial instruments include, but are not limited to, trading securities, trading deposits, and trading derivatives. Non-trading financial instruments include the majority of the Bank's lending portfolio, non-trading securities, hedging derivatives and financial liabilities. In accordance with accounting standards related to financial instruments, financial assets or liabilities classified as trading, loans and securities designated as trading under the fair value option, securities classified as available-for-sale and all derivatives are measured at fair value in the Bank's Consolidated Financial Statements, with the exception of those available-for-sale securities recorded at cost. Financial instruments classified as held-to-maturity, loans and receivables, and other liabilities are carried at amortized cost using the effective interest rate method. For details on how fair values of financial instruments are determined, refer to the "Critical Accounting Estimates" – Fair Value of Financial Instruments section of this MD&A. The use of financial instruments allows the Bank to earn profits in trading, interest and fee income. Financial instruments also create a variety of risks which the Bank manages with its extensive risk management policies and procedures. The key risks include interest rate, credit, liquidity, market, and foreign exchange risks. For a more detailed description on how the Bank manages its risk, refer to the "Managing Risk" section of this MD&A.

RISK FACTORS AND MANAGEMENT

Risk Factors That May Affect Future Results

In addition to the risks described in the Managing Risk section, there are numerous other risk factors, many of which are beyond the Bank's control and the effects of which can be difficult to predict, that could cause our results to differ significantly from our plans, objectives and estimates. All forward-looking statements, including those in this MD&A, are, by their very nature, subject to inherent risks and uncertainties, general and specific, which may cause the Bank's actual results to differ materially from the expectations expressed in the forward-looking statements. Some of these factors are discussed below and others are noted in the "Caution Regarding Forward-Looking Statements" section of this MD&A.

INDUSTRY FACTORS

General Business and Economic Conditions in the Regions in Which We Conduct Business

The Bank operates in Canada, the U.S., and other countries. As a result, the Bank's earnings are significantly affected by the general business and economic conditions in these regions. These conditions include short-term and long-term interest rates, inflation, fluctuations in the debt and capital markets, consumer, debt levels, government spending, exchange rates, the strength of the economy, threats of terrorism, civil unrest, the effects of public health emergencies, the effects of disruptions to public infrastructure and the level of business conducted in a specific region. For example, in an economic downturn characterized by higher unemployment and lower family income, corporate earnings, business investment and consumer spending, the demand for the Bank's loan and other products would be adversely affected and the provision for credit losses would likely increase, resulting in lower earnings. Similarly, a natural disaster could cause business disruptions and/or result in a potential increase in insurance and liability claims, all of which could adversely affect the Bank's results. Also, the financial markets are generally characterized by extensive interconnections among financial institutions. As such, defaults by other financial institutions in Canada, the U.S. or other countries could adversely affect the Bank.

Currency Rates

Currency rate movements in Canada, the U.S., and other jurisdictions in which the Bank does business impact the Bank's financial position (as a result of foreign currency translation adjustments) and its future earnings. For example, if the value of the Canadian dollar rises against the U.S. dollar, the Bank's investments and earnings in the U.S., may be negatively affected, and vice versa. Changes in the value of the Canadian dollar relative to the U.S. dollar may also affect the earnings of the Bank's small business, commercial, and corporate clients in Canada.

Fiscal, Monetary and Economic Policies

The Bank's earnings are affected by the fiscal, economic and monetary policies of the Bank of Canada, the Federal Reserve System in the U.S., the U.S. Treasury, the U.S. Federal Deposit Insurance Corporation, and various other regulatory agencies internationally. The adoption of new fiscal, economic or monetary policies by such agencies, changes to existing policies or changes in the supply of money and the general level of interest rates can impact the Bank's profitability. Unintended consequences of new policies or changes to existing ones can also include the reduction of competition, increased uncertainty in markets and, in jurisdictions outside Canada, the favouring of certain domestic institutions. A change in the level of interest rates, or a prolonged low interest rate environment, affects the interest spread between the Bank's deposits and loans and as a result impacts the Bank's net interest income. Changes in fiscal, economic or monetary policies and in the financial markets, and their impact on the Bank, are beyond the Bank's control and can be difficult to predict or anticipate.

Level of Competition

The Bank currently operates in a highly competitive industry and its performance is impacted by the level of competition. Customer retention and attraction of new customers can be influenced by many factors, such as the quality and pricing of products or services. Deterioration in these factors or a loss of market share could adversely affect the Bank's earnings. The Bank operates in a global environment and laws and regulations that apply to it may not universally apply to competitors in various jurisdictions creating an uneven playing field that may favour certain domestic institutions. In addition, other types of financial institutions, such as insurance companies, as well as non-financial institutions are increasingly offering products and services traditionally offered by banks. This type of competition could adversely impact the Bank's earnings by reducing fee revenue and net interest income.

Changes in Laws and Regulations, and Legal Proceedings

Changes to current laws and regulations, including changes in their interpretation or implementation, and the introduction of new laws and regulations, could adversely affect the Bank, such as by limiting the products or services it can provide and increasing the ability of competitors to compete with its products and services. In particular, the most recent financial crisis resulted in, and could further result in, unprecedented and considerable change to laws and regulations applicable to financial institutions and the financial industry. The Bank's failure to comply with applicable laws and regulations could result in sanctions and financial penalties that could adversely impact its earnings and damage its reputation.

Accuracy and Completeness of Information on Customers and Counterparties

In deciding whether to extend credit or enter into other transactions with customers and counterparties, the Bank may rely on information furnished by or on behalf of such other parties, including financial statements and other financial information. The Bank may also rely on the representations of customers and counterparties as to the accuracy and completeness of such information. The Bank's financial condition and earnings could be negatively impacted to the extent it relies on financial statements or information that do not comply with recognized accounting standards such as IFRS or GAAP, that are materially misleading, or that do not fairly present, in all material respects, the financial condition and results of operations of the customers and counterparties.

Accounting Policies and Methods Used by the Bank

The accounting policies and methods the Bank utilizes determine how the Bank reports its financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. Such estimates and assumptions may require revisions, and these changes may materially adversely affect the Bank's results of operations and financial condition. Significant Accounting Policies are described in Note 1 to our Consolidated Financial Statements. The Bank will transition from Canadian GAAP to IFRS, effective for interim and annual periods beginning in the first quarter of fiscal 2012. The transition to IFRS is described in Note 34 to the Bank's Consolidated Financial Statements.

BANK SPECIFIC FACTORS

Adequacy of the Bank's Risk Management Framework

The Bank's risk management framework is made up of various processes and strategies for managing risk exposure and includes an Enterprise Risk Appetite Framework. Types of risk to which the Bank is subject include credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational, reputational, insurance, strategic, regulatory, legal, environmental, and other risks. There can be no assurance that the Bank's framework to manage risk, including such framework's underlying assumptions and models, will be effective under all conditions and circumstances. If the Bank's risk management framework proves ineffective, whether because it does not keep pace with changing Bank or market circumstances or otherwise, the Bank could suffer unexpected losses and could be materially adversely affected.

New Products and Services to Maintain or Increase Market Share

The Bank's ability to maintain or increase its market share depends, in part, on its ability to innovate and adapt products and services to evolving industry standards and develop and/or expand its distribution networks. There is increasing pressure on financial services companies to provide products and services at lower prices as well as to increase the convenience features, such as longer branch hours. This can reduce the Bank's net interest income and revenues from fee-based products and services, increase the Bank's expenses and, in turn, negatively impact net income. In addition, the widespread adoption of new technologies by the Bank could require the Bank to make substantial expenditures to modify or adapt existing products and services without any guarantee that such technologies could be deployed successfully. These new technologies could be used in unprecedented ways by the increasingly sophisticated parties who direct their attempts to defraud the Bank or its customers through many channels. The Bank might not be successful in introducing new products and services, achieving market acceptance of its products and services, developing and expanding distribution channels, and/or developing and maintaining loyal customers.

Acquisitions and Strategic Plans

The Bank regularly explores opportunities to acquire other companies, including financial services companies, or parts of their businesses directly or indirectly through the acquisition strategies of its subsidiaries. The Bank undertakes thorough due diligence before completing an acquisition, but it is possible that unanticipated factors could arise and there is no assurance that the Bank will achieve its financial or strategic objectives, including anticipated cost savings, or revenue synergies following acquisitions and integration efforts. The Bank's, or a subsidiary's, ability to successfully complete an acquisition is often subject to regulatory and shareholder approvals, and the Bank cannot be certain when or if, or on what terms and conditions, any required approvals will be granted. The Bank's financial performance is also influenced by its ability to execute strategic plans developed by management. If these strategic plans do not meet with success or there is a change in strategic plans, it would impact the Bank's financial performance and the Bank's earnings could grow more slowly or decline.

Ability to Attract, Develop and Retain Key Executives

The Bank's future performance depends to a large extent on the availability of qualified people and the Bank's ability to attract, develop and retain key executives. There is intense competition for the best people in the financial services sector. Although it is the goal of the Bank's management resource policies and practices to attract, develop, and retain key executives employed by the Bank or an entity acquired by the Bank, there is no assurance that the Bank will be able to do so.

Business Infrastructure

Third parties provide key components of the Bank's business infrastructure such as voice and data communications and network access. Given the high volume of transactions we process on a daily basis, the Bank is reliant on such third party provided services as well as its own information technology systems to successfully deliver its products and services.

Despite the Bank's technology risk management program, contingency and resiliency plans and those of its third party service providers, disruptions in the Bank's information technology, internet, network access or other voice or data communication systems and services could be subject to failures or disruptions as a result of natural disasters, power or telecommunications disruptions, acts of terrorism or war, physical or electronic break-ins, or similar events or disruptions. Such failures, disruptions or breaches could adversely affect the Bank's ability to deliver products and services to customers, damage the Bank's reputation, and to otherwise adversely affect the Bank's ability to conduct business.

Changes to Our Credit Ratings

There can be no assurance that the Bank's credit ratings and rating outlooks from rating agencies such as Moody's Investors Service, Standard & Poor's, Fitch Ratings, or DBRS will not be lowered or that these ratings agencies will not issue adverse commentaries about the Bank. Such changes could potentially result in higher financing costs and reduce access to capital markets. A lowering of credit ratings may also affect the Bank's ability to enter into normal course derivative or hedging transactions and impact the costs associated with such transactions.

RISK FACTORS AND MANAGEMENT

Managing Risk

EXECUTIVE SUMMARY

Growing profitably in financial services involves selectively taking and managing risks within TD's risk appetite. We take risks required to build TD's business, but only if these risks: 1) fit TD's business strategy and can be understood and managed; 2) do not expose TD to any significant single loss events; and 3) do not risk harming the TD brand. TD has an Enterprise Risk Framework and a risk governance structure to support effective risk management and adherence to the TD risk appetite. TD's risk management resources and processes are designed to enable all our businesses to understand the risks they are exposed to, and develop the governance, control, and risk management framework they need to manage them appropriately. These resources and processes are strengthened by our risk culture which emphasizes transparency and accountability.

RISKS INVOLVED IN OUR BUSINESSES

We have created an Enterprise Risk Framework that sets out the major risk categories, and identifies and defines a broad number of risks to which our businesses and operations could be exposed. These risk categories are Strategic Risk, Credit Risk, Market Risk, Liquidity Risk, Operational Risk, Insurance Risk, Regulatory and Legal Risk, and Reputational Risk. This Framework gives us an overall view of all potential risks TD and its individual businesses face and allows us to develop appropriate management strategies.



Enterprise Risk Framework
Strategic Risk
Credit Risk
Market Risk
Liquidity Risk
Operational Risk
Insurance Risk
Regulatory & Legal Risk
Reputational Risk

WHO MANAGES RISK

Our risk governance structure emphasizes and balances strong central oversight and control of risk with clear accountability for, and ownership of, risk within each business unit. This structure supports the flow of information between the business units, the members of the Senior Executive Team (SET), who represent each significant business segment and corporate oversight function (including Risk Management, Internal Audit and Compliance), the President and Chief Executive Officer (CEO), and the Board of Directors (Board).



Board of Directors
Risk Committee
Audit Committee
Chief Executive Officer
Senior Executive Team
Executive Committees
Enterprise Risk Management Committee
Asset/Liability & Capital Committee
Operational Risk Oversight Committee
Disclosure Committee
Reputational Risk Committee
Internal Audit
Risk Management
Compliance
Business Units

RISK GOVERNANCE STRUCTURE

The key elements of our risk governance structure are:

The Board

The Board oversees TD's strategic direction and the implementation of an effective risk culture across the enterprise. It accomplishes its risk management mandate both directly and through its committees, including the Risk Committee of the Board (Risk Committee) and the Audit Committee.

The Risk Committee

The Risk Committee is responsible for overseeing risk management across TD. On an annual basis, the Risk Committee reviews and approves TD's risk appetite statement and related metrics to ensure ongoing relevance and alignment with TD's strategy. The Risk Committee approves enterprise risk management policies, and reviews actual risk profile against TD's risk appetite.

Audit Committee

The Audit Committee, in addition to overseeing financial reporting, assesses the adequacy and effectiveness of internal controls, including controls over relevant risk management processes.

CEO and SET

The CEO, the Group Head and Chief Risk Officer (CRO), and other members of the SET develop TD's long-term strategic direction and define TD's risk appetite and apply it to the businesses. They manage risk in accordance with TD's risk appetite and consider the impact of emerging risks on TD's strategy and risk profile. This accountability includes identifying and reporting significant risks to the Risk Committee.

Executive Committees

The CEO in consultation with the CRO designates TD's Executive Committees, which support the CEO in the overall management of risk. These Committees are chaired by members of the SET and meet regularly to provide oversight on governance, risk, and control at the most senior level, and review and endorse risk management policies, strategies, and controls.

The Enterprise Risk Management Committee (ERMC), chaired by the CEO, provides executive oversight over all risk categories identified in the Risk Framework. Additional Executive Committees have been established for certain areas based on the nature of the risk and related business activity:

- Asset / Liability and Capital Committee – chaired by the Group Head, Corporate Development, Enterprise Strategy, and Treasury, oversees the management of TD's non-trading market risk and each of its consolidated liquidity, funding, investments, and capital positions.
- Operational Risk Oversight Committee – chaired by the CRO, oversees the strategic assessment of TD's governance, control and operational risk structure.
- Disclosure Committee – chaired by the Group Head, Finance and Chief Financial Officer, ensures that appropriate controls and procedures are in place and operating to permit timely, accurate, balanced and compliant disclosure to regulators, shareholders and the market.
- Reputational Risk Committee – chaired by the CRO, oversees that corporate or business initiatives with significant reputational risk profiles have received adequate review for reputational risk implications prior to implementation.

Risk Management

The Risk Management function is headed by the CRO and provides independent oversight and governance with respect to risk identification, measurement, control, and monitoring and reporting. Risk Management's primary objective is to support a comprehensive and proactive risk management approach that promotes a strong risk management culture. Risk Management works with the business segments and other corporate oversight groups to establish policies, standards, and limits that align with TD's risk appetite, and monitors and reports on existing and emerging risks and compliance with TD's risk appetite. There is an established framework in place for the identification and assessment of emerging risks and there are clear procedures for when and how risk events and issues are brought to the attention of senior management and the Risk Committee.

Business Segments

Each business segment within TD has its own risk management function that reports directly to Risk Management and indirectly to senior business management. This structure supports an appropriate level of central oversight while emphasizing ownership and accountability for risk within the business segment. Business management is responsible for setting the business-level risk appetite and metrics, which are reviewed by Risk Management and endorsed by the ERMC and approved by the CEO, to align with TD's risk appetite and manage risk within approved risk limits as set out in TD policies.

Internal Audit

TD's audit function provides independent assurance to the Board of the effectiveness of risk management, control and governance processes employed to ensure compliance with TD's risk appetite. Internal Audit reports on its evaluation to management and the Board.

Compliance

The Compliance group establishes risk-based programs and standards to proactively manage known and emerging compliance risk across TD by providing independent oversight and delivering operational control processes to comply with the applicable legislation and regulatory requirements.

HOW WE MANAGE RISK

TD's risk management approach is comprehensive and proactive. It combines the experience and specialized knowledge of individual business segments, risk professionals, and the corporate oversight functions. TD's risk appetite statement is the primary means used to communicate how TD views risk and its risk tolerances across all levels of the organization and for all major risk categories. TD's risk appetite takes into account our mission, vision, guiding principles, strategy, as well as TD's risk philosophy and capacity to bear risk. Current operating conditions and the impact of emerging risks on TD's strategy and risk profile also inform how we apply TD's risk appetite. TD's Risk Appetite Statement is summarized as follows:

We take risks required to build our business, but only if those risks:

1. Fit our business strategy, and can be understood and managed
2. Do not expose the enterprise to any significant single loss events; we don't 'bet the bank' on any single acquisition, business, or product
3. Do not risk harming the TD brand

Risk Management is responsible for establishing practices and processes to formulate, report, monitor, and review the application of TD's risk appetite and related metrics. Risk Management also monitors and evaluates the effectiveness of these practices and metrics. The following principles govern Risk Management in carrying out its mandate:

- **Enterprise-wide in Scope** – Risk Management will span all areas of TD, including third-party alliances and joint venture undertakings, and all boundaries, both geographic and regulatory.
- **Transparent and Effective Communication** – Matters relating to risk will be communicated and escalated in a timely, accurate, and forthright manner.
- **Enhanced Accountability** – Risks will be explicitly owned, understood, and actively managed by the business and all employees.
- **Independent Oversight** – Risk policies, procedures, and reporting will be established independently and objectively.
- **Integrated Risk and Control Culture** – Risk management disciplines will be integrated into TD's daily routines, decision-making, and strategy.
- **Strategic Balance** – Risk will be managed to an acceptable level of exposure, recognizing the need to protect shareholder value.

Adherence to the TD's risk appetite is managed and monitored enterprise-wide by Risk Management, supported by management oversight committees. Key policies and metrics have been implemented to safeguard against major risks. These key metrics are reported to senior management and the Board and Risk Committee regularly. Other metrics are tracked on an ongoing basis by management, and escalated to senior management and the Board, or a committee of the Board, as required.

In assessing compliance with TD's risk appetite and quantifying risk, TD uses various risk measurement methodologies, including Value-at-Risk (VaR) analysis, scenario analysis, and stress testing. We also require significant business units and corporate oversight functions to assess their own key risks and internal controls annually through a structured risk and control self-assessment program. Internal and external risk events are also actively monitored to assess whether our internal controls are effective. This allows us to identify, escalate, and monitor significant risk issues as needed.

Our approach to managing risk also requires us to define the interaction between risk and capital assessment so that relevant risks can be appropriately captured in TD's measurement and management of capital adequacy. This involves the review, challenge, and endorsement by senior management committees of the Internal Capital Adequacy Assessment Process (ICAAP) and related economic capital practices. Our performance is measured based on the allocation of risk-based capital to businesses and the cost charged against that capital. Lastly, we review and assess annually TD management's performance against TD's risk appetite as an input into compensation decisions.

Enterprise Stress Testing

Enterprise-wide stress testing at TD is part of the long-term strategic, financial, and capital planning exercise that helps define and understand risk tolerance. TD's Enterprise-wide stress testing program involves the development, application, and assessment of severe but plausible stress scenarios on earnings and capital. It enables management to identify and articulate enterprise-wide risks and understand potential vulnerabilities that are relevant to TD's risk profile. Stress testing engages senior management in each business segment, Finance, Treasury and Balance Sheet Management, Economics, and Risk Management. The results are reviewed by senior executives, incorporated in TD's planning process and presented to the Risk Committee and the Board.

The following pages describe the key risks we face and how they are managed.

Strategic Risk

Strategic risk is the potential for financial loss or reputational damage arising from ineffective business strategies, improper implementation of business strategies, or a lack of responsiveness to changes in the business environment.

WHO MANAGES STRATEGIC RISK

The CEO manages strategic risk supported by the members of the SET and the ERMC. The CEO, together with the SET, defines the overall strategy, in consultation with and subject to approval by the Board. The Enterprise Strategy group, under the leadership of the Group Head, Corporate Development, Enterprise Strategy, and Treasury is charged with developing TD's overall longer-term strategy with input and support from senior executives across TD. In addition, each member of the SET is responsible for establishing and managing strategies for their business areas (organic and via acquisitions) and for ensuring such strategies are aligned with the overall enterprise strategy and risk appetite. Each SET member is also accountable to the CEO for monitoring, assessing, managing, and reporting on the effectiveness and risks of their business strategies. The ERMC oversees the identification and monitoring of significant and emerging risks related to TD's strategies and ensures that mitigating actions are taken where appropriate.

The CEO reports to the Board on the implementation of TD's strategies, identifying the risks within those strategies and explaining how they are managed.

HOW WE MANAGE STRATEGIC RISK

The strategies and operating performance of significant business units and corporate functions are assessed regularly by the CEO and the relevant members of the SET through an integrated financial and strategic planning process, management meetings, operating/financial reviews, and strategic business reviews. Our annual planning process considers individual segment strategies and key initiatives and ensures alignment between business-level and enterprise-level strategies. Once the strategy is set, regular strategic business reviews conducted throughout the year ensure that alignment is maintained in its implementation. The reviews include an evaluation of the strategy of each business, the overall operating environment including competitive position, financial performance, initiatives for strategy execution, and key business risks. The frequency of strategic business reviews depends on the risk profile and size of the business or function. The overall state of Strategic Risk and adherence to TD's risk appetite is reviewed by the ERMC in the normal course.

The shaded areas of this MD&A represent a discussion on risk management policies and procedures relating to credit, market, and liquidity risks as required under the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3862, Financial Instruments – Disclosures, *which permits these specific disclosures to be included in the MD&A. Therefore, the shaded areas which include Credit Risk, Market Risk, and Liquidity Risk, form an integral part of the audited Consolidated Financial Statements for the years ended October 31, 2010 and 2011.*

Credit Risk

Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations.

Credit risk is one of the most significant and pervasive risks in banking. Every loan, extension of credit or transaction that involves the transfer of payments between TD and other parties or financial institutions exposes TD to some degree of credit risk.

Our primary objective is to be methodical in our credit risk assessment so that we can better understand, select, and manage our exposures to reduce significant fluctuations in earnings.

Our strategy is to ensure central oversight of credit risk in each business, reinforcing a culture of transparency, accountability, independence, and balance.

WHO MANAGES CREDIT RISK

The responsibility for credit risk management is enterprise-wide. To reinforce ownership of credit risk, credit risk control functions are integrated into each business but report to Risk Management to ensure objectivity and accountability.

Each business segment's credit risk control unit is primarily responsible for credit decisions and must comply with established policies, exposure guidelines and credit approval limits, and policy/limit exception procedures. It must also adhere to established standards of credit assessment and obtain Risk Management's approval for material credit decisions.

Risk Management provides independent oversight of credit risk by developing centralized policies that govern and control portfolio risks and product-specific policies as required.

The Risk Committee ultimately oversees the management of credit risk and annually approves all major credit risk policies.

HOW WE MANAGE CREDIT RISK

Credit Risk is managed through a centralized infrastructure:
Risk Management centrally approves all credit risk policies, including exception management guidelines, as well as the discretionary limits of officers throughout TD for extending lines of credit.

Guidelines are established to monitor and limit country risk, industry risk, and group exposure in the portfolios in accordance with enterprise-wide policies approved by the Risk Committee.

Our Commercial Banking and Wholesale Banking businesses use credit risk models and policies to establish borrower and facility risk ratings, quantify and monitor the level of risk, and facilitate its management. The businesses also use risk ratings to determine the amount of credit exposure we are willing to extend to a particular borrower.

Our retail businesses use approved scoring techniques and standards in extending, monitoring, and reporting personal credit in our retail businesses. Management processes are used to monitor country, industry, and counterparty risk ratings, which include daily, monthly, quarterly and annual review requirements for credit exposures.

The key parameters used in our credit risk models are monitored on an ongoing basis.

Unanticipated economic or political changes in a foreign country could affect cross-border payments for goods and services, loans, dividends, trade-related finance, as well as repatriation of TD's capital in that country. TD currently has credit exposure in a number of countries, with the majority of the exposure in North America. We measure country risk using approved risk rating models and qualitative factors that are also used to establish country exposure guidelines covering all aspects of credit exposure across all businesses. Country risk ratings are managed on an ongoing basis and are subject to a detailed review at least annually.

As part of our credit risk strategy, we set limits on the amount of credit we are prepared to extend to specific industry sectors. We monitor our concentration to any given industry to ensure that our loan portfolio is diversified. We limit our risk using guidelines based on an internal risk rating score that combines our industry risk rating model and detailed industry analysis.

If several industry segments are affected by common risk factors, we assign a single exposure guideline to those segments. In addition, for each material industry, Risk Management assigns a maximum exposure limit or a concentration limit which is a percentage of our total wholesale and commercial exposure. We regularly review industry risk ratings to ensure that those ratings properly reflect the risk of the industry.

We also set limits on the amount of credit we are prepared to extend to a particular entity or group of entities (also referred to as "entity risk"). All entity risk is approved by the appropriate decision-making authority using guidelines based on the entity's borrower risk rating, the facility risk rating(s) and the risk rating of the industry in which the entity operates. This exposure is monitored on a regular basis. As at October 31, 2011, entity exposures are in compliance with approved policies and TD does not have material entity exposure to any entity considered higher risk as defined by our credit policies and management's internal monitoring process.

From time-to-time, we may use credit derivatives to mitigate industry concentration and borrower-specific exposure as part of our portfolio risk management techniques.

Exceptions to policy/limit guidelines are permitted subject to approval via established procedures.

The Basel II Framework

The objective of the Basel II Framework is to improve the consistency of capital requirements internationally and make required regulatory capital more risk-sensitive. Basel II sets out several options which represent increasingly more risk-sensitive approaches to calculating credit, market and operational risk and risk-weighted assets (RWA). RWA are a key determinant of our regulatory capital requirements.

Credit Risk and the Basel II Framework

We received approval from OSFI to use the Basel II Advanced Internal Ratings Based (AIRB) Approach for credit risk, effective November 1, 2007. We use the AIRB Approach for all material portfolios, except in the following areas:

- We have approved exemptions to use the Standardized Approach for some small credit exposures in North America. Risk Management reconfirms annually that this approach remains appropriate.
- We have received temporary waivers to use the Standardized Approach for our margin trading book, some small credit portfolios and the majority of our U.S. credit portfolios. Plans are in place to transition these portfolios to the AIRB Approach.

To continue to qualify to use the AIRB Approach for credit risk, TD must meet the ongoing conditions and requirements established by OSFI and the Basel II Framework. We regularly assess our compliance with the Basel II requirements and we have sufficient resources to implement the remaining Basel II work.

Credit Risk Exposures subject to the Standardized Approach

The Standardized Approach to credit risk is used primarily for assets in the U.S. Personal and Commercial Banking portfolio and plans are in place to transition to the AIRB Approach. Under the Standardized Approach, the assets are multiplied by risk-weights prescribed by OSFI to determine RWA. These risk-weights are assigned according to certain factors including counterparty type, product type, and the nature/extent of credit risk mitigation. We use external credit ratings assigned by one or more of Moody's Investors Service, Standard & Poor's, and Fitch to determine the appropriate risk weight for our exposures to Sovereigns (governments, central banks and certain public sector entities) and Banks (regulated deposit-taking institutions, securities firms and certain public sector entities).

We apply the following risk weights to on-balance sheet exposures under the Standardized Approach:

Sovereign	0%[1]
Bank	20%[1]
Residential secured	35% or 75%[2]
Other retail (including small business entities)	75%
Corporate	100%

[1] The risk weight may vary according to the external risk rating.
[2] 35% applied when loan to value <=80%, 75% when loan to value >80%.

Lower risk-weights apply where approved credit risk mitigants exist. Loans that are more than 90 days past due receive a risk-weight of either 100% (residential secured) or 150% (all other).

For off-balance sheet exposures, specified credit conversion factors are used to convert the notional amount of the exposure into a credit equivalent amount.

Credit Risk Exposures subject to the AIRB Approach

The AIRB Approach to credit risk is used for all material portfolios except in the areas noted in the "Credit Risk and the Basel II Framework" section. Banks that adopt the AIRB Approach to credit risk must report credit risk exposures by counterparty type, each having different underlying risk characteristics. These counterparty types may differ from the presentation in our financial statements.

TD's credit risk exposures are divided into two main portfolios, non-retail and retail. In the non-retail portfolio, we manage exposures on an individual borrower basis, using industry and sector-specific credit risk models, and expert judgment. We have categorized non-retail credit risk exposures according to the following Basel II counterparty types: corporate (wholesale and commercial customers), sovereign and bank.

In the retail portfolio (individuals and small businesses), we manage exposures on a pooled basis, using predictive credit scoring techniques. We have three sub-types of retail exposures: residential secured (e.g., individual mortgages, home equity lines of credit), qualifying revolving retail (e.g., individual credit cards, unsecured lines of credit and overdraft protection products), and other retail (e.g., personal loans, student lines of credit, and small business banking credit products).

Risk Parameters

Under the AIRB Approach, credit risk is measured using the following risk parameters: probability of default (PD) – the likelihood that the borrower will not be able to meet its scheduled repayments within a one year time horizon; loss given default (LGD) – the amount of the loss TD would likely incur when a borrower defaults on a loan, which is expressed as a percentage of exposure at default (EAD) – the total amount we are exposed to at the time of default. By applying these risk parameters, we can measure and monitor our credit risk to ensure it remains within pre-determined thresholds.

Non-retail Exposures

We evaluate credit risk for non-retail exposures by rating for both the borrower risk and the facility risk. We use this system for all corporate, sovereign and bank exposures. We determine the risk ratings using industry and sector-specific credit risk models that quantify and monitor the level of risk and facilitate its management. All borrowers and facilities are assigned an internal risk rating that must be reviewed at least once each year.

Each borrower is assigned a borrower risk rating that reflects the PD of the borrower using proprietary models and expert judgment. In assessing borrower risk, we review the borrower's competitive position, industry, financial performance, economic trends, management and access to funds. TD's 21-point borrower risk rating scale broadly aligns to external ratings as follows:

Description	Rating Category	Standard & Poor's	Moody's Investor Services
Investment grade	0 to 1C	AAA to AA-	Aaa to Aa3
	2A to 2C	A+ to A-	A1 to A3
	3A to 3C	BBB+ to BBB-	Baa1 to Baa3
Non-investment grade	4A to 4C	BB+ to BB-	Ba1 to Ba3
	5A to 5C	B+ to B-	B1 to B3
Watch and classified	6 to 8	CCC+ to CC and below	Caa1 to Ca and below
Impaired/default	9A to 9B	Default	Default

The facility risk rating maps to LGD and takes into account facility-specific characteristics such as collateral, seniority ranking of debt, and loan structure. Internal risk ratings are key to portfolio monitoring and management and are used to set exposure limits and loan pricing. Internal risk ratings are also used in the calculation of regulatory capital, economic capital, and general allowance for credit losses.

Derivative Exposures

Credit risk on derivative financial instruments, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to TD. We use the Current Exposure Method to determine regulatory capital requirements for derivative exposures. The Treasury Credit group within Wholesale Banking is responsible for implementing and ensuring compliance with credit policies established by TD for the management of derivative credit exposures.

We use a range of qualitative and quantitative methods to measure and manage counterparty credit risk. These include statistical methods to measure and limit future potential exposure and stress tests to identify and quantify exposure to extreme events. We set gross notional limits to manage business volumes and concentrations and we regularly assess market conditions and the pricing quality of underlying financial instruments. Counterparty credit risk may increase during periods of receding market liquidity for certain instruments. Treasury Credit Management meets regularly with Trading and Credit Risk Management and front office Trading to discuss how evolving market conditions may impact on our assessment of market risk and counterparty credit risk.

TD actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral and other credit risk mitigation techniques. Derivative-related credit risks are subject to the same credit approval, limit, monitoring, and exposure guideline standards that we use for managing other transactions that create credit risk exposure. These standards include evaluating the creditworthiness of counterparties, measuring and monitoring exposures, including wrong-way risk exposures, and managing the size, diversification, and maturity structure of the portfolios.

There are two types of wrong-way risk exposures: general and specific. General wrong-way risk arises when the probability of default of the counterparties moves in the same direction as a given market risk factor. Specific wrong-way risk arises when the exposure to a particular counterparty moves in the same direction as the probability of default of the counterparty due to the nature of the transactions entered into with that counterparty. These exposures require specific approval by the appropriate level within the credit approval process. We record specific wrong-way risk exposures in the same manner as direct loan obligations and control them by way of approved facility limits.

As part of the credit risk monitoring process, management meets on a periodic basis to review all exposures, including exposures resulting from derivative financial instruments to higher risk counterparties. As at October 31, 2011, after taking into account risk mitigation strategies, TD does not have a material derivative exposure to any counterparty considered higher risk as defined by management's internal monitoring process. In addition, TD does not have a material credit risk valuation adjustment to any specific counterparty.

Retail Exposures

We have a large number of individual and small business customers in our retail credit segment. We use automated credit and behavioural scoring systems to process requests for retail credit. For larger and more complex transactions, we direct the requests to underwriters in regional credit centres who work within clear approval limits. Once retail credits are funded, we monitor current internal and external risk indicators on a regular basis to identify changes in risk.

We assess retail exposures on a pooled basis, with each pool consisting of exposures with similar characteristics. Pools are segmented by product type and by the PD estimate. We have developed proprietary statistical models and decision strategies for each retail product portfolio. Our models are based on ten or more years of internal historical data. Credit risk parameters (PD, EAD and LGD) for each individual facility are updated quarterly using the most recent borrower credit bureau and product-related information. We adjust the calculation of LGD to reflect the potential of increased loss during an economic downturn.

The following table maps PD ranges to risk levels:

Description	One-year PD range > – <=
Low risk	0.00% – 0.15%
Normal risk	0.15% – 1.10%
Medium risk	1.10% – 4.74%
High risk	4.74% – ≤ 100%
Default	100.0%

Validation of the Credit Risk Rating System

Credit risk rating systems and methodologies are independently validated to verify that they remain accurate predictors of risk. The validation process includes the following considerations:

- Risk parameter estimates – PDs, EADs, and LGDs are reviewed and updated against actual loss experience to ensure estimates continue to be reasonable predictors of potential loss.
- Model performance – Estimates continue to be discriminatory, stable, and predictive.
- Data quality – Data used in the risk rating system is accurate, appropriate, and sufficient.
- Assumptions – Key assumptions underlying the development of the model remain valid for the current portfolio and environment.

Risk Management ensures that the credit risk rating system complies with TD's model risk rating policy. At least annually, the Risk Committee is informed of the performance of the credit risk rating system. The Risk Committee must approve any material changes to TD's credit risk rating system.

Stress Testing

To determine the potential loss that could be incurred under a range of adverse scenarios, we subject our credit portfolios to stress tests. Stress tests assess vulnerability of the portfolios to the effects of severe but plausible situations, such as an economic downturn or a material market disruption.

Credit Risk Mitigation

The techniques we use to reduce or mitigate credit risk include written policies and procedures to value and manage financial and non-financial security (collateral) and to review and negotiate netting agreements. The amount and type of collateral and other credit risk mitigation techniques required are based on TD's own assessment of the counterparty's credit quality and capacity to pay.

In the Retail and Commercial Banking businesses, security for loans is primarily non-financial and includes residential real estate, real estate under development, commercial real estate and business assets, such as accounts receivable, inventory and fixed assets. In the Wholesale Banking business, a large portion of loans is to investment grade borrowers where no security is pledged. Non-investment grade borrowers typically pledge business assets in the same manner as commercial borrowers. Common standards across TD are used to value collateral, determine recalculation schedules and to document, register, perfect and monitor collateral.

Security for derivative exposures is primarily financial and includes cash and negotiable securities issued by highly rated governments and investment grade issuers. The Treasury Credit group within Wholesale Banking is the central source of financial collateral processes. These processes include pre-defined discounts and procedures for the receipt, safekeeping, and release of pledged securities.

In all but exceptional situations, we secure collateral by taking possession and controlling it in a jurisdiction where we can legally enforce our collateral rights. Exceptionally, and when demanded by our counterparty, we hold or pledge collateral with a third-party custodian. We document third-party arrangements with a Custody and Control Agreement.

We may take guarantees to reduce the risk in credit exposures. We only recognize irrevocable guarantees that are provided by entities with a better risk rating than that of the borrower or counterparty to the transaction.

TD makes use of credit derivatives to mitigate credit risk. The credit, legal, and other risks associated with these transactions are controlled through well-established procedures. Our policy is to enter into these transactions with investment grade financial institutions. Credit risk to these counterparties is managed through the same approval, limit and monitoring processes we use for all counterparties for which we have credit exposure. We also use collateral and master netting agreements to mitigate derivative counterparty exposure.

Gross Credit Risk Exposure

Gross credit risk exposure, also referred to as exposure at default (EAD), is the total amount we are exposed to at the time of default of a loan and is measured before specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on- and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and certain other repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style transactions.

Gross credit risk exposure for the two approaches we use to measure credit risk is given in the following table:

TABLE 50 GROSS CREDIT RISK EXPOSURE – BASEL II: STANDARDIZED AND AIRB APPROACHES[1]

(millions of Canadian dollars)	As at Oct. 31, 2011			As at Oct. 31, 2010		
	Standardized	**AIRB**	**Total**	Standardized	AIRB	Total
Retail						
Residential secured	**$ 17,242**	**$ 161,116**	**$ 178,358**	$ 13,486	$ 146,777	$ 160,263
Qualifying revolving retail	**–**	**42,736**	**42,736**	–	40,940	40,940
Other retail	**25,139**	**30,520**	**55,659**	17,943	28,205	46,148
	42,381	**234,372**	**276,753**	31,429	215,922	247,351
Non-retail						
Corporate	**53,165**	**123,292**	**176,457**	50,436	114,603	165,039
Sovereign	**23,559**	**64,432**	**87,991**	8,872	63,633	72,505
Bank	**20,363**	**119,683**	**140,046**	20,916	112,003	132,919
	97,087	**307,407**	**404,494**	80,224	290,239	370,463
Gross credit risk exposures	**$ 139,468**	**$ 541,779**	**$ 681,247**	$ 111,653	$ 506,161	$ 617,814

[1] Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization and equity exposures.

Other Credit Risk Exposures

Non-trading Equity Exposures

Our non-trading equity exposures are at a level that represents less than 5% of our combined Tier 1 and Tier 2 capital. As a result, we use OSFI-prescribed risk weights to calculate our RWA on non-trading equity exposures.

Securitization Exposures

For externally rated securitization exposures, we use both the Standardized Approach and the Ratings Based Approach (RBA). Both approaches assign risk weights to exposures using external ratings. We use ratings assigned by one or more of Moody's Investors Service, Standard & Poor's, Fitch and DBRS. The RBA also takes into account additional factors including the time horizon of the rating (long-term or short-term), the amount of detail available on the underlying asset pool and the seniority of the position.

We use the Internal Assessment Approach (IAA) to calculate RWA for our exposures relating to asset-backed commercial paper (ABCP) securitizations that are not externally rated. Under the IAA, exposures are multiplied by OSFI-prescribed risk weights to calculate RWA.

Market Risk

Market risk is the risk of loss in financial instruments or the balance sheet due to adverse movements in market factors such as interest and exchange rates, prices, credit spreads, volatilities, and correlations.

We are exposed to market risk in our trading and investment portfolios, as well as through our non-trading activities. In our trading and investment portfolios, we are active participants in the market, seeking to realize returns for TD through careful management of our positions and inventories. In our non-trading activities, we are exposed to market risk through the transactions that our customers execute with us.

We comply with the Basel II market risk requirements as at October 31, 2011 using the Internal Model Method.

MARKET RISK IN TRADING ACTIVITIES

The four main trading activities that expose us to market risk are:

- Market making – We provide markets for a large number of securities and other traded products. We keep an inventory of these securities to buy from and sell to investors, profiting from the spread between bid and ask prices.
- Sales – We provide a wide variety of financial products to meet the needs of our clients, earning money on these products from mark-ups and commissions.
- Arbitrage – We take positions in certain markets or products and offset the risk in other markets or products. Our knowledge of various markets and products and how they relate to one another allows us to identify and benefit from pricing anomalies.
- Positioning – We aim to make profits by taking positions in certain financial markets in anticipation of changes in those markets.

WHO MANAGES MARKET RISK IN TRADING ACTIVITIES

Primary responsibility for managing market risk in trading activities lies with Wholesale Banking with oversight from Trading Risk within Risk Management. There is a Market Risk and Capital Committee chaired by the Senior Vice President, Trading Risk, and including Wholesale Banking senior management which meets regularly to conduct a review of the market risk profile and trading results of our trading businesses, recommend changes to risk policies, review underwriting inventories, and review the usage of capital and assets in Wholesale Banking.

HOW WE MANAGE MARKET RISK IN TRADING ACTIVITIES

Market risk plays a key part in the assessment of any trading business strategy. We launch new trading initiatives or expand existing ones only if the risk has been thoroughly assessed and is judged to be within our risk appetite and business expertise, and if the appropriate infrastructure is in place to monitor, control, and manage the risk.

Trading Limits

We set trading limits that are consistent with the approved business strategy for each business and our tolerance for the associated market risk, aligned to TD's market risk appetite. In setting limits, we take into account market volatility, market liquidity, organizational experience and business strategy. Limits are prescribed at the portfolio level, business line level, and in Wholesale Banking in aggregate.

The core market risk limits are based on the key risk drivers in the business and include notional limits, credit spread limits, yield curve shift limits, price, and volatility shift limits.

Another primary measure of trading limits is Value-at-Risk (VaR), which we use to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.

At the end of each day, risk positions are compared with risk limits, and any excesses are reported in accordance with established market risk policies and procedures.

Calculating VaR

TD estimates total VaR on a daily basis by combining the General Market Risk (GMR) and Debt Specific Risk (DSR) exposure associated with TD's trading positions. GMR is determined by creating a distribution of potential changes in the market value of the current portfolio. We value the current portfolio using the market price and rate changes (for equity, interest rate, foreign exchange, credit, and commodity products) of the most recent 259 trading days. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days.

DSR measures migration and default risk as well as idiosyncratic credit spread risk for credit products in the trading portfolio. Monte Carlo Simulation is used to capture potential changes in value due to migrations, defaults and idiosyncratic spread movements. Similar to GMR, DSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. Trading-related revenue is the total of trading income reported in other income and the net interest income from trading positions reported in net interest income. Trading related revenue in the graph below excludes revenue related to changes in the fair value of loan commitments. The commitments are not included in the Value at Risk measure as they are not managed as trading positions. In 2011, there were 63 days of trading losses, with 1 breach of VaR primarily caused by market events around the U.S. Government debt rating downgrade.

The graph below discloses daily VaR usage and trading-related revenue within Wholesale Banking.

TOTAL VALUE-AT-RISK AND TRADING-RELATED INCOME
(millions of Canadian dollars)



Trading-related Income
Total Value-at-Risk
$30
20
10
0
(10)
(20)
(30)
(40)
Nov 1/10
Nov 8/10
Nov 15/10
Nov 22/10
Nov 29/10
Dec 6/10
Dec 13/10
Dec 20/10
Dec 27/10
Jan 3/11
Jan 10/11
Jan 17/11
Jan 24/11
Jan 31/11
Feb 7/11
Feb 14/11
Feb 21/11
Feb 28/11
Mar 7/11
Mar 14/11
Mar 21/11
Mar 28/11
Apr 4/11
Apr 11/11
Apr 18/11
Apr 25/11
May 2/11
May 9/11
May 16/11
May 23/11
May 30/11
Jun 6/11
Jun 13/11
Jun 20/11
Jun 27/11
Jul 4/11
Jul 11/11
Jul 18/11
Jul 25/11
Aug 1/11
Aug 8/11
Aug 15/11
Aug 22/11
Aug 29/11
Sep 5/11
Sep 12/11
Sep 19/11
Sep 26/11
Oct 3/11
Oct 10/11
Oct 17/11
Oct 24/11
Oct 31/11

TABLE 51 VALUE-AT-RISK USAGE[1]

(millions of Canadian dollars)	2011				2010			
	As at	**Average**	**High**	**Low**	As at	Average	High	Low
Interest rate[2]	**$ 7.5**	**$ 6.5**	**$ 10.3**	**$ 4.0**	$ 14.4	$ 12.6	$ 20.0	$ 8.1
Credit spread risk[2]	**9.0**	**8.8**	**12.2**	**4.7**				
Equity risk	**4.1**	**5.3**	**9.4**	**3.8**	6.4	7.8	11.3	6.1
Foreign exchange risk	**1.3**	**3.0**	**5.4**	**1.3**	1.5	2.5	6.1	0.7
Commodity risk	**0.8**	**0.7**	**1.0**	**0.4**	0.8	1.1	3.4	0.4
Debt specific risk	**21.3**	**20.3**	**26.1**	**13.4**	22.9	17.2	26.5	10.2
Diversification effect[3]	**(19.4)**	**(20.5)**	**N/A**	**N/A**	(18.0)	(18.9)	n/m[4]	n/m[4]
Total Value-at-Risk	**$ 24.6**	**$ 24.1**	**$ 29.0**	**$ 17.1**	$ 28.0	$ 22.3	$ 32.0	$ 14.5

[1] On July 22, 2011, the VaR calculation was updated to include additional risk factors. Upon implementation, inclusion of these additional risk factors increased VaR by approximately $2 million.

[2] Interest rate risk includes credit spread risk results until July 21, 2011. Credit spread risk is measured separately from interest rate risk as of July 22, 2011. Prior period comparatives have not been re-classified due to this change.

[3] The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.

[4] Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Validation of VaR Model

For each of our trading portfolios, and for the portfolio as a whole, we use a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical assumptions of the VaR model. The theoretical change in profit and loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio.

Stress Testing

Our trading business is subject to an overall global stress test limit. In addition, global businesses have stress test limits, and each broad risk class has an overall stress test limit. Stress scenarios are designed to model extreme economic events, replicate worst-case historical experiences, or introduce severe but plausible changes in key market risk factors. The stress testing program includes scenarios developed using actual historical market data during periods of market disruption. The events we have modeled include the 1987 equity market crash, the 1998 Russian debt default crisis, the aftermath of September 11, 2001, the 2007 Canadian ABCP crisis, and the collapse of Lehman Brothers along with the ensuing credit crisis of fall 2008.

Stress tests are produced and reviewed regularly with the Market Risk and Capital Committee.

MARKET RISK IN OTHER WHOLESALE BANKING ACTIVITIES

We are also exposed to market risk arising from a legacy portfolio of bonds and preferred shares held in TD Securities and in our remaining merchant banking investments. Risk management reviews and approves policies and procedures, which are established to monitor, measure, and mitigate these risks.

We are exposed to market risk when we enter into non-trading banking transactions with our customers. These transactions primarily include deposit taking and lending, which are also referred to as "asset and liability" positions.

Asset/Liability Management

Asset/liability management deals with managing the market risks of our traditional banking activities. Such market risks primarily include interest rate risk and foreign exchange risk.

WHO IS RESPONSIBLE FOR ASSET/LIABILITY MANAGEMENT

The Treasury and Balance Sheet Management Department (TBSM) measures and manages the market risks of our non-trading banking activities, with oversight from the Asset/Liability and Capital Committee, which is chaired by the Group Head Corporate Development, Strategy and Treasury, and includes other senior executives. The Risk Committee of the Board periodically reviews and approves all asset/liability management market risk policies and receives reports on compliance with approved risk limits.

HOW WE MANAGE OUR ASSET AND LIABILITY POSITIONS

When TD products are issued, risks are measured using a fully hedged option-adjusted transfer-pricing framework that allows us to measure and manage product risk within a target risk profile. The framework also ensures that business units engage in risk-taking activities only if they are productive.

Managing Interest Rate Risk

Interest rate risk is the impact that changes in interest rates could have on our margins, earnings and economic value. The objective of interest rate risk management is to ensure that earnings are stable and predictable over time. To this end, we have adopted a disciplined hedging approach to managing the net income contribution from our asset and liability positions, including a modeled maturity profile for non-rate sensitive assets, liabilities and equity. Key aspects of this approach are:

- Evaluating and managing the impact of rising or falling interest rates on net interest income and economic value.
- Measuring the contribution of each TD product on a risk-adjusted, fully-hedged basis, including the impact of financial options, such as mortgage commitments, that are granted to customers.
- Developing and implementing strategies to stabilize net income from all personal and commercial banking products.

We are exposed to interest rate risk when asset and liability principal and interest cash flows have different payment or maturity dates. These are called "mismatched positions." An interest-sensitive asset or liability is repriced when interest rates change, when there is cash flow from final maturity, normal amortization, or when customers exercise prepayment, conversion or redemption options offered for the specific product.

Our exposure to interest rate risk depends on the size and direction of interest rate changes, and on the size and maturity of the mismatched positions. It is also affected by new business volumes, renewals of loans or deposits, and how actively customers exercise options, such as prepaying a loan before its maturity date.

Interest rate risk is measured using various interest rate "shock" scenarios to estimate the impact of changes in interest rates on both TD's annual Earnings at Risk (EaR) and Economic Value at Risk (EVaR). EaR is defined as the change in our annual net interest income from a 100 bps unfavourable interest rate shock due to mismatched cash flows. EVaR is defined as the difference in the change in the present value of our asset portfolio and the change in the present value of our liability portfolio, including off-balance sheet instruments, resulting from a 100 bps unfavourable interest rate shock.

TD's policy sets overall limits on EVaR and EaR based on a 100 bps adverse interest rate shock for its management of Canadian and U.S. non-trading interest rate risk.

We regularly perform valuations of all asset and liability positions, as well as off-balance sheet exposures. Our objective is to generate stable interest income over time through disciplined asset/liability matching.

The interest rate risk exposures from products with closed (non-optioned) fixed-rate cash flows are measured and managed separately from products that offer customers prepayment options. We project future cash flows by looking at the impact of:

- An assumed maturity profile for our core deposit portfolio.
- Our targeted investment profile on our net equity position.
- Liquidation assumptions on mortgages other than from embedded pre-payment options.

The objective of portfolio management within the closed book is to eliminate cash flow mismatches, so that net interest income becomes more predictable. Product options, whether they are freestanding options such as mortgage rate commitments or embedded in loans and deposits, expose us to a significant financial risk. We model our exposure from freestanding mortgage rate commitment options using an expected funding profile based on historical experience. We model our exposure to written options embedded in other products, such as the rights to prepay or redeem, based on analysis of rational customer behaviour. We also model the margin compression that would be caused by declining interest rates on certain interest rate sensitive demand deposit accounts. To manage product option exposures we purchase options or use a dynamic hedging process designed to replicate the payoff on a purchased option.

The following graph shows our interest rate risk exposure (as measured by EVaR) on all non-trading assets, liabilities, and derivative instruments used for interest rate risk management.

ALL INSTRUMENTS PORTFOLIO

Economic Value at Risk After-tax – Oct. 31, 2011 and Oct. 31, 2010

(millions of Canadian dollars)



$100
0
(100)
(200)
(300)
(400)
(500)
(600)
(700)
(800)
Change in present value
2011: $(201) million
2010: $(165) million
(2.0)
(1.5)
(1)
(0.5)
0
0.5
1.0
1.5
2.0
Parallel interest rate shock percentage

TD uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at October 31, 2011, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of shareholders' equity by $110.9 million (2010 – ($165.4) million) after tax. An immediate and sustained 100 bps decrease in interest rates would have reduced the economic value of shareholders' equity by $201.9 million (2010 – ($116.5) million) after tax.

The following table shows the sensitivity of the economic value of shareholders' equity (after tax) by currency for those currencies where TD has material exposure.

TABLE 52 **SENSITIVITY OF AFTER-TAX ECONOMIC VALUE AT RISK BY CURRENCY**

(millions of Canadian dollars)				As at
	Oct. 31, 2011		Oct. 31, 2010	
Currency	**100 bps increase**	**100 bps decrease**	100 bps increase	100 bps decrease
Canadian dollar	**$ 5.9**	**$ (78.6)**	$ (12.4)	$ (68.1)
U.S. dollar	**(116.8)**	**(123.3)**	(153.0)	(48.4)
	$ (110.9)	**$ (201.9)**	$ (165.4)	$ (116.5)

For the EaR measure (not shown on the graph), a 100 basis point increase in interest rates on October 31, 2011 would have decreased pre-tax net income by $40.4 million (2010 – $20.7 million decrease) in the next 12 months. A 100 basis point decrease in interest rates on October 31, 2011 would have increased pre-tax net income by $29.5 million (2010 – $20.7 million increase) in the next 12 months.

The following table shows the sensitivity of net income (pre-tax) by currency for those currencies where TD has material exposure.

TABLE 53 **SENSITIVITY OF PRE-TAX EARNINGS AT RISK BY CURRENCY**

(millions of Canadian dollars)				As at
	Oct. 31, 2011		Oct. 31, 2010	
Currency	**100 bps increase**	**100 bps decrease**	100 bps increase	100 bps decrease
Canadian dollar	**$ (6.7)**	**$ 6.7**	$ (1.0)	$ 1.0
U.S. dollar	**(33.7)**	**22.9**	(19.7)	19.7
	$ (40.4)	**$ 29.6**	$ (20.7)	$ 20.7

Managing Non-trading Foreign Exchange Risk

Foreign exchange risk refers to losses that could result from changes in foreign-currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk.

We are exposed to non-trading foreign exchange risk from our investments in foreign operations. When our foreign currency assets are greater or less than our liabilities in that currency, they create a foreign currency open position. An adverse change in foreign exchange rates can impact our reported net income and shareholders' equity, and also our capital ratios. Our objective is to minimize these impacts.

Minimizing the impact of an adverse foreign exchange rate change on reported shareholders' equity will cause some variability in capital ratios, due to the amount of RWA that are denominated in a foreign currency. If the Canadian dollar weakens, the Canadian-dollar equivalent of our RWA in a foreign currency increases, thereby increasing our capital requirement. For this reason, the foreign exchange risk arising from the Bank's net investments in foreign operations is hedged to the point where capital ratios change by no more than an acceptable amount for a given change in foreign exchange rates.

Managing Available-for-sale Investment Portfolio

The Bank manages an available-for-sale securities portfolio as part of the overall asset and liability management process. The available-for-sale securities portfolio consists of two distinct populations, a Canadian mortgage backed securities portfolio that is backed by loans originated and subsequently securitized by the Bank and the investment portfolio that consists of securities purchased by the Bank. The Canadian mortgage backed securities portfolio gives the Bank flexibility for collateral posting, funding, and liquidity. In general, the investment portfolio is managed using high quality low risk securities in a manner appropriate to the attainment of the following goals: (i) to generate a targeted credit of funds to deposits in excess of lending; (ii) to provide a sufficient margin of liquid assets to meet unanticipated deposit and loan fluctuations and overall funds management objectives; (iii) to provide eligible securities to meet collateral requirements and cash management operations; and (iv) to manage the target interest rate risk profile of the balance sheet. Strategies for the investment portfolio are managed based on the interest rate environment, balance sheet mix, actual and anticipated loan demand, funding opportunities and the overall interest rate sensitivity of the Bank. The Risk Committee reviews and approves the investment policies and limits for TD's own portfolio.

WHY PRODUCT MARGINS FLUCTUATE OVER TIME

As explained above, the objective of our approach to asset/liability management is to lock in margins on fixed-rate loans and deposits as they are booked. It also offsets the impact of an instantaneous interest-rate shock on the amount of net interest income to be earned over time as a result of cash flow mismatches and the exercise of embedded options. Despite this approach, however, the margin on average earning assets is subject to change over time for the following reasons:

- Margins earned on new and renewing fixed-rate products relative to the margin previously earned on matured products will affect the existing portfolio margin.
- The weighted-average margin on average earning assets will shift as the mix of business changes.
- Changes in the prime-Bankers' Acceptances (BA) basis and the lag in changing product prices in response to changes in wholesale rates may have an impact on margins earned.

The general level of interest rates will affect the return we generate on our modeled maturity profile for core deposits and the investment profile for our net equity position as it evolves over time. The general level of interest rates is also a key driver of some modeled option exposures, and will affect the cost of hedging such exposures.

Our approach tends to moderate the impact of these factors over time, resulting in a more stable and predictable earnings stream.

We use simulation modeling of net interest income to assess the level and changes in net interest income to be earned over time under various interest rate scenarios.

The model also includes the impact of projected product volume growth, new margin and product mix assumptions.

Liquidity Risk

Liquidity risk is the risk of having insufficient cash or collateral resources to meet financial obligations without raising funds at unfavourable rates or having the ability to sell assets at a reasonable price in a timely manner. Demand for cash can arise from deposit withdrawals, debt maturities, and commitments to provide credit or liquidity support.

As a financial organization, we must ensure that we have continued access to sufficient and appropriate funding to cover our financial obligations as they come due, and to sustain and grow our assets and operations under both normal and stress conditions. In the event of a funding disruption, we need to continue to operate without being forced to sell non-marketable assets and/or significantly altering our business strategy. The process that ensures adequate access to funding and reserve liquidity is known as the management of liquidity risk.

WHAT IS OUR LIQUIDITY RISK APPETITE?

Liquidity risk has the potential to place TD in a highly vulnerable position because, in the event that we cannot meet our funding commitments and/or requirements, we would cease to operate as a going concern. Accordingly, we maintain a sound and prudent approach to managing our potential exposure to liquidity risk including targeting a stringent 90-day survival horizon under severe operating conditions caused by a combination of a bank-specific and market-wide stress scenario. This targeted survival horizon and related liquidity and funding management strategies comprise an integrated liquidity risk management program designed to ensure that we maintain a low exposure to adverse changes in liquidity levels due to identified causes of liquidity risk.

WHO IS RESPONSIBLE FOR LIQUIDITY RISK MANAGEMENT

The Asset/Liability and Capital Committee (ALCO) oversees our liquidity risk management program. It ensures that there is an effective management structure to properly measure and manage liquidity risk. In addition, the Global Liquidity Forum, comprising senior management from TBSM, Risk Management, Finance, and Wholesale Banking, identifies and monitors our liquidity risks. When necessary, the Forum recommends actions to the ALCO to maintain our liquidity positions within limits under normal and stress conditions.

We have one Global Liquidity & Asset Pledging Policy, but the major operating areas measure and manage liquidity risks as follows:

- TBSM is responsible for consolidating and reporting TD's global liquidity position and for managing the Canadian Personal and Commercial Banking and domestic Wealth Management liquidity positions.
- Wholesale Banking, working closely with Trading Risk within Risk Management, is responsible for managing the liquidity risks inherent in each of the Wholesale Banking portfolios and its regulated consolidated subsidiaries.
- TD's U.S. Treasury Group is responsible for managing the liquidity position of the U.S. Personal and Commercial Banking segment. TBSM works closely with the segment to ensure consistency with the global liquidity risk management framework.
- Each area must comply with the Global Liquidity and Asset Pledging Policy. The policy is periodically reviewed by the Risk Committee. Management responsible for liquidity in our U.S. segment and each of our regulated overseas branches and/or subsidiaries is also required to implement the policies and related liquidity risk management programs that are necessary in order to meet local business conditions and/or regulatory requirements. Each of these policies is subject to review by the Global Liquidity Forum and approval by ALCO.

HOW WE MANAGE LIQUIDITY RISK

Our overall liquidity requirement is defined as the amount of liquidity we need to fund expected cash flows, as well as a prudent liquidity reserve to fund potential cash outflows in the event of a capital markets disruption or other event that could affect our access to liquidity. We do not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.

To define the amount of liquidity that must be held at all times for a specified minimum 90 day period, we use a conservative "Severe Combined Stress" scenario that models potential liquidity requirements and asset marketability during a confidence crisis that has been triggered in the markets specifically with respect to our ability to meet obligations as they come due. In addition to this Bank-specific event, the "Severe Combined Stress" scenario also incorporates the impact of a stressed market-wide liquidity event that results in a significant reduction in access to both short- and long-term funding for all institutions, a significant increase in our cost of funds and a significant decrease in the marketability of assets. This scenario ensures that we have sufficient liquidity to cover total requirements equal to 100% of our unsecured wholesale debt coming due, potential retail and commercial deposit run-off and forecasted operational requirements. In addition, we include coverage of Bank-sponsored funding programs, such as the Bankers' Acceptances we issue on behalf of clients and Bank-sponsored ABCP.

To meet the resulting total liquidity requirements, we hold assets that can be readily converted into cash. Assets must be currently marketable, of sufficient credit quality and available-for-sale to be considered readily convertible into cash. Liquid assets are represented in a cumulative liquidity gap framework based on settlement timing and market depth. Assets that are not available without delay due to collateral requirements or other similar purposes are not considered within the framework.

Our surplus liquid-asset position is our total liquid assets less our unsecured wholesale funding requirements, potential non-wholesale deposit run-off and contingent liabilities coming due in a given specified time bucket. On October 31, 2011, our aggregate surplus liquid-asset position for up to 90 days, as measured under the "Severe Combined Stress" scenario for Canadian Personal and Commercial Banking (including domestic Wealth Management) and Wholesale Bank operations was $2.7 billion, (2010 – $10.7 billion). The surplus liquid-asset position for U.S. Personal and Commercial Banking operations as at October 31, 2011 was $10.6 billion (2010 – $7.0 billion).

We also use an extended liquidity coverage test to measure our ability to fund our operations on a fully secured basis for a period of one year. For the purposes of calculating the results of this test, we estimate the marketability and pledging potential of available assets not considered liquid within 90 days under the "Severe Combined Stress" scenario and then deduct an estimate for potential wholesale liability and deposit run-off and additional utilization of committed lines of credit over a 91 to 365 day period. On October 31, 2011, our estimate of liquid assets less requirements, as measured under the extended liquidity coverage test, for Canadian Personal and Commercial Banking and Wholesale Banking operations was $15.1 billion (2010 – $15.4 billion) and for U.S. Personal and Commercial Banking operations was $15.3 billion (2010 – $13.4 billion).

While each of our business segments has responsibility for the measurement and management of its own liquidity risks, we also manage liquidity on an enterprise-wide basis in order to maintain consistent and efficient management of liquidity risk across all of our operations.

We have contingency funding plans in place to provide direction in the event of a specific local liquidity crisis.

Credit ratings are important to our borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs and reduce access to capital markets. A lowering of credit ratings may also affect our ability to enter into normal course derivative or hedging transactions and impact the costs associated with such transactions. We regularly review the level of increased collateral our trading counterparties would require in the event of a downgrade of TD's credit rating. We believe that the impact of a one notch downgrade would be minimal and could be readily managed in the normal course of business, but more severe downgrades could have a more significant impact by increasing our cost of borrowing and/or requiring us to post additional collateral for the benefit of our trading counterparties. Credit ratings and outlooks provided by the ratings agencies reflect their views and are subject to change from time to time, based on a number of factors, including our financial strength, competitive position and liquidity as well as factors not entirely within our control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TABLE 54 CREDIT RATINGS

			As at
			Oct. 31, 2011[1]
Ratings agency	Short-term debt rating	Senior long-term debt rating and outlook	
Moody's	P-1	Aaa	Negative
S&P	A-1+	AA-	Stable
Fitch	F1+	AA-	Stable
DBRS	R-1 (high)	AA	Stable

[1] These ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries' ratings, is available on TD's website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

FUNDING

We have a large base of stable retail and commercial deposits, making up over 70% of total funding. In addition, we have an active external wholesale funding program to provide access to widely diversified funding sources, including asset securitization, covered bonds and unsecured wholesale debt. Our unsecured wholesale funding is diversified geographically, by currency and by distribution network. We maintain limits on the amounts of deposits we can hold from any single depositor in order not to rely excessively on one or a small group of customers as a source of funding. When deposit levels exceed these limits, the excess amount must be invested in highly liquid assets and, as a result, is not used to fund our Wholesale Banking requirements. We also limit the wholesale funding that can mature in a given time period. These funding limits are designed to address the potential operational complexity in selling assets and reduced asset liquidity in a systemic market event and also serve to limit our exposure to large liability maturities.

Over the last year, we have been able to meet our external funding needs primarily through sales of National Housing Act Mortgage-Backed Securities, Covered Bonds, Term Asset-Backed Securities and Senior Medium Term Notes. We continue to explore all opportunities to access expanded or lower cost funding on a sustainable basis relative to our projected term funding requirements.

The following table represents the various sources of funding obtained for the year:

TABLE 55 **TERM FUNDING SOURCES**

(billions of Canadian dollars)	2011	2010
Assets securitized	**$ 6.9**	$ 9.0
Covered bonds	**5.0**	2.0
Preferred shares and capital trust securities	**–**	–
Total	**$ 11.9**	$ 11.0

CONTRACTUAL OBLIGATIONS

TD has contractual obligations to make future payments on operating and capital lease commitments, certain purchase obligations and other liabilities. These contractual obligations have an impact on TD's short-term and long-term liquidity and capital resource needs. The table below summarizes the remaining contractual maturity for certain undiscounted financial liabilities and other contractual obligations.

TABLE 56 **CONTRACTUAL OBLIGATIONS BY REMAINING MATURITY**

(millions of Canadian dollars)					2011	2010
	Within 1 year	Over 1 year to 3 years	Over 3 to 5 years	Over 5 years	Total	Total
Deposits[1]	**$ 389,331**	**$ 48,056**	**$ 23,445**	**$ 20,282**	**$ 481,114**	$ 429,971
Subordinated notes and debentures	**202**	**148**	**–**	**11,320**	**11,670**	12,506
Operating lease commitments	**621**	**1,206**	**1,017**	**2,677**	**5,521**	4,561
Capital lease commitments	**34**	**65**	**32**	**18**	**149**	97
Network service agreements	**25**	**52**	**–**	**–**	**77**	32
Automated banking machines	**119**	**303**	**109**	**–**	**532**	330
Contact centre technology	**32**	**29**	**–**	**–**	**61**	88
Software licensing and equipment maintenance	**79**	**46**	**–**	**–**	**125**	130
Total	**$ 390,443**	**$ 49,905**	**$ 24,603**	**$ 34,297**	**$ 499,249**	$ 447,715

[1] As the timing of deposits payable on demand, and deposits payable after notice, is non-specific and callable by the depositor, obligations have been included as less than one year.

CREDIT AND LIQUIDITY COMMITMENTS

In the normal course of business, TD enters into various commitments and contingent liability contracts. The primary purpose of these contracts is to make funds available for the financing needs of customers. TD's policy for requiring collateral security with respect to these contracts and the types of collateral security held is generally the same as for loans made by TD.

The values of credit instruments reported below represent the maximum amount of additional credit that TD could be obligated to extend should contracts be fully utilized. The following table provides the contractual maturity of notional amounts of credit, guarantee, and liquidity commitments should contracts be fully drawn upon and clients default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

TABLE 57 **CREDIT AND LIQUIDITY COMMITMENTS**

(millions of Canadian dollars)	2011	2010
Financial and performance standby letters of credit	**$ 14,604**	$ 14,299
Documentary and commercial letters of credit	**271**	262
Commitments to extend credit[1]		
Original term to maturity of one year or less	**28,595**	28,206
Original term to maturity of more than one year	**45,105**	42,734
Total	**$ 88,575**	$ 85,501

[1] Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at TD's discretion at any time.

PLEDGED ASSETS, REPURCHASE AGREEMENTS AND COLLATERAL

In the ordinary course of business, securities and other assets are pledged against liabilities. As at October 31, 2011, securities and other assets with a carrying value of $49 billion (2010 – $46 billion) were pledged in respect of securities sold short or under repurchase agreements. In addition, as at October 31, 2011, assets with a carrying value of $18 billion (2010 – $17 billion) were deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties.

In the ordinary course of business, the Bank enters into security lending arrangements where it agrees to lend unpaid customer securities, or its own securities, to borrowers on a fully collateralized basis. Securities lent as at October 31, 2011 amounted to $16 billion (2010 – $12 billion).

In addition, the Bank may accept financial assets as collateral that the Bank is permitted to sell or repledge in the absence of default. These transactions are conducted under terms that are usual and customary to standard lending, and security borrowing and lending activities. As at October 31, 2011, the fair value of financial assets accepted as collateral that the Bank is permitted to sell or repledge in the absence of default is $26.2 billion (2010 – $24.2 billion). The fair value of financial assets accepted as collateral that has been sold or repledged (excluding cash collateral) was $8.6 billion as at October 31, 2011 (2010 – $6.7 billion).

As at October 31, 2011, $7.4 billion (2010 – $2.2 billion) of consumer instalment and other personal loan assets were also pledged in respect of covered bonds issued by the Bank. These assets were sold by the Bank to a VIE which is consolidated by the Bank. A discussion on the structure of this VIE and assets held is included in Note 6.

REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY

In December 2010, the Basel Committee on Banking Supervision ("BCBS") issued a final framework document outlining two new liquidity standards in addition to supplemental reporting metrics applicable to all internationally active banks. The document prescribes the Liquidity Coverage Ratio ("LCR") and Net Stable Funding Ratio ("NSFR") as minimum regulatory standards effective January 1, 2015 & January 1, 2018 respectively. In the intervening period, regulators and banks will work together conducting quantitative impact studies to assist in evaluating the impact of these new standards on financial markets and refining associated calibration factors and/or operational requirements. The Bank continues to assess the potential impacts and effects upon its liquidity risk management framework across all relevant and affected reporting business segments, until such time as the LCR standard is fully defined by mid-2013. The structure of TD Bank's "Severe Combined Stress" scenario exhibits similarity with the severe shock used as the basis to calibrate the BCBS' LCR standard.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

Operating a complex financial institution exposes our businesses to a broad range of operational risks, including failed transaction processing and documentation errors, fiduciary and information breaches, technology failures, business disruption, theft and fraud, workplace injury and damage to physical assets as a result of internal or outsourced business activities. The impact can result in significant financial loss, reputational harm or regulatory censure and penalties.

Operational risk is embedded in all our business activities including the practices for managing other risks such as credit, market and liquidity risk. We must manage operational risk so that we can create and sustain shareholder value, successfully execute our business strategies, operate efficiently and provide reliable, secure and convenient access to financial services. We maintain a formal enterprise-wide operational risk management framework that emphasizes a strong risk management and internal control culture throughout TD.

Under Basel II, we use the Standardized Approach to operational risk regulatory capital. Work is underway to build upon TD's operational risk management framework to meet the requirements of the Advanced Measurement Approach for operational risk, and to proceed towards implementation.

WHO MANAGES OPERATIONAL RISK

Operational Risk Management is an independent function that designs and maintains our overall operational risk management framework. This framework sets out the enterprise-wide governance processes, policies and practices to identify, assess, report, mitigate and control operational risk. Risk Management ensures that there is appropriate monitoring and reporting of our operational risk exposures to senior management via the Operational Risk Oversight Committee, the ERMC and the Risk Committee of the Board.

We also maintain specialist groups who manage specific operational risk exposures that require dedicated mitigation and control activities. These areas are responsible for setting policies for the entire enterprise and maintaining appropriate oversight in specialized areas such as business continuity, outsourcing management, financial crime, project change management, technology risk management, and information security.

The senior management of individual business units is responsible for the day-to-day management of operational risk following our established operational risk management policies. Within each business unit and corporate area, an independent risk management function uses the elements of the operational risk management framework according to the nature and scope of the operational risks the area is exposed to. The senior executives in each business unit participate in a Risk Management Committee that oversees operational risk management issues and initiatives.

HOW WE MANAGE OPERATIONAL RISK

Our operational risk management framework is designed to ensure that our operational risk exposures are proactively managed and controlled to acceptable levels consistent with TD's risk appetite. The framework incorporates industry best practices and meets regulatory guidelines. Key components of the framework include:

Governance and Policy

Management reporting and organizational structures emphasize accountability, ownership and effective oversight of each business unit's and each corporate area's operational risk exposures. In addition, the Risk Committee of the Board's and senior management's expectations for managing operational risk are set out by enterprise-wide policies and practices.

Risk and Control Self-Assessment

Internal control is one of the primary lines of defence in safeguarding our employees, customers, assets and information, and in preventing and detecting errors and fraud. Annually, management undertakes comprehensive assessments of their key risk exposures and the internal controls in place to reduce or offset these risks. Senior management reviews the results of these evaluations to ensure that our risk management and internal controls are effective, appropriate and comply with our policies.

Operational Risk Event Monitoring

In order to reduce our exposure to future loss, it is critical that we remain aware of our own as well as industry risks and respond appropriately. Our policies and processes require that operational risk events be identified, tracked and reported to the right level of management to ensure that we analyze and manage them appropriately and take suitable corrective and preventative action. We also review, analyze and benchmark TD against industry operational risk losses that have occurred at other financial institutions using information acquired through recognized industry data providers.

Risk Reporting

Risk Management, in partnership with senior management, regularly reports on risk-related measures and the status of risk throughout TD to the senior business management and the Risk Committee of the Board. Operational risk measures are systematically tracked, assessed and reported to ensure management accountability and attention is maintained over current and emerging issues.

Insurance

To provide TD with additional protection from loss, Risk Management actively manages a comprehensive portfolio of business insurance and other risk mitigating arrangements. The type and level of insurance coverage is continually assessed to ensure that both our tolerance for risk and statutory requirements are met. This includes conducting regular in-depth risk and financial analysis and identifying opportunities to transfer our risk to third parties where appropriate.

Technology and Information

Virtually all aspects of our business and operations use technology and information to create and support new markets, competitive products and delivery channels, and other business developments. The key risks are associated with the operational availability, integrity, confidentiality, and security of our information, systems and infrastructure. These risks are actively managed through enterprise-wide technology risk and information security management programs using industry best practices and our operational risk management framework. These programs include robust threat and vulnerability assessments, as well as security and disciplined change management practices.

Business Continuity Management

During incidents that could disrupt our business and operations, Business Continuity Management supports the ability of senior management to continue to manage and operate their businesses, and provide customers access to products and services. Our robust enterprise-wide business continuity management program includes formal crisis management protocols and continuity strategies. All areas of TD are required to maintain and regularly test business continuity plans designed to respond to a broad range of potential scenarios.

Outsourcing Management

Outsourcing is any arrangement where an external supplier performs a business activity, function or process on our behalf. The benefits of outsourcing business activities include access to leading technology, specialized expertise, economies of scale and operational efficiencies. While these arrangements bring benefits to our businesses and customers, we also need to manage and minimize any risks related to the activity. We do this through an enterprise-level outsourcing risk management program that guides outsourcing activities and ensures the level of risk management and senior management oversight is appropriate to the size and importance of the outsourcing arrangement.

Project Management

We have established a disciplined project management program of processes and supervisory mechanisms to ensure projects are successfully implemented in a planned and systematic manner and are monitored by senior management. Our Enterprise Program Management Office maintains project management standards that are continually benchmarked against leading industry practices.

Financial Crime

Safeguarding our customers, employees, assets, information and preventing and detecting fraud and other forms of financial crime are very important to us. To do this, we maintain extensive security systems, protocols and practices to detect and prevent financial crime. This includes regular employee training to ensure compliance with crime prevention policies and practices.

Insurance Risk

Insurance risk is the risk of loss due to actual insurance claims exceeding the insurance claims expected in product pricing. Insurance risk is further divided into underwriting risk and claims risk. Underwriting risk is defined as the risk of financial loss resulting from inappropriate product design and the selection and pricing of risks to be insured. Claims risk is defined as the risk of loss due to unforeseen increases in the size and frequency of claims and time-to-payment expenses.

Insurance by nature involves the distribution of products that transfer individual risks to the issuer with the expectation of a return built into the insurance premiums earned. We are exposed to insurance risk in our property and casualty insurance business, and in our life and health insurance and reinsurance businesses.

WHO MANAGES INSURANCE RISK

Senior management within the insurance business units has primary responsibility for managing insurance risk with oversight by the Chief Risk Officer for Insurance who reports into Risk Management. The Audit Committee of the Board acts as the Audit and Conduct Review Committee for the Canadian Insurance company subsidiaries. The Insurance company subsidiaries also have their own boards of directors, as well as independent appointed actuaries who provide additional risk management oversight.

HOW WE MANAGE INSURANCE RISK

We maintain a number of policies and practices to manage insurance risk. Sound product design is an essential element. The vast majority of risks insured are short-term in nature, that is, they do not involve long-term pricing guarantees. Geographic diversification and product-line diversification are important elements as well. Reinsurance protection is purchased to further reduce exposure to fluctuations in claims, notably the exposure to natural catastrophes in the property and casualty insurance business. We also manage risk through effective underwriting and claim adjudication practices, ongoing monitoring of experience, and stress-testing scenario analysis.

Regulatory and Legal Risk

Regulatory and Legal risk is the risk of non-compliance with laws, rules, regulations, obligatory practices or standards, contractual agreements, or other legal requirements, including the effectiveness of preventing and handling litigation.

Financial services is one of the most closely regulated industries, and the management of a financial services business such as ours is expected to meet high standards in all business dealings and transactions. As a result, we are exposed to regulatory and legal risk in virtually all of our activities. Failure to meet regulatory and legal requirements not only poses a risk of censure or penalty, and may lead to litigation, but also puts our reputation at risk. Financial penalties, unfavourable judicial or regulatory judgments and other costs associated with legal proceedings may also adversely affect the earnings of TD.

Regulatory and legal risk differs from other banking risks, such as credit risk or market risk, in that it is typically not a risk actively or deliberately assumed by management in expectation of a return. It occurs as part of the normal course of operating our businesses.

WHO MANAGES REGULATORY AND LEGAL RISK

Business units and corporate areas are responsible for managing day-to-day regulatory and legal risk, while the Legal and Corporate Compliance Department and Regulatory & Government Affairs Department assist them by providing advice and oversight.

The Corporate Compliance Department and Regulatory & Government Affairs Department identifies and monitors significant regulatory risk across our organization, and is responsible for ensuring that key day-to-day business controls comply with applicable legislation.

Internal and external Legal counsel also works closely with the business units and corporate functions to identify areas of potential regulatory and legal risk, and actively manage them to reduce TD's exposure.

HOW WE MANAGE REGULATORY AND LEGAL RISK

Our Code of Conduct and Ethics helps set the "tone at the top" for a culture of integrity within our organization. The Code stipulates that every business decision and action on TD's behalf must be assessed in light of what is right, legal and fair. All directors, officers and employees are required to attest annually that they understand the Code and have complied with its provisions.

Business units and corporate areas manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. The Legal and Corporate Compliance and Regulatory & Government Affairs Departments, in certain circumstances, assist them by:

- Communicating and advising on regulatory and legal requirements and emerging compliance risks to each business unit as required.
- Implementing or assisting with policies, procedures and training.
- Independently monitoring and testing for adherence to certain regulatory and legal requirements, as well as the effectiveness of associated key internal controls.
- Tracking, escalating and reporting significant issues and findings to senior management and the Board.
- Liaising with regulators, as appropriate, regarding new or revised legislation, or regulatory guidance or regulatory examinations.

Additionally, the Legislative Compliance Management Program (LCM), run by the Corporate Compliance Department assesses legislative requirements and associated key controls across the organization, using a risk-based approach. Where any gaps are identified, action plans are implemented and are tracked to completion. The Chief Compliance Officer provides an annual LCM report to the Audit Committee of the Board stating the results of the annual process and setting out an opinion on the strength of the LCM framework and regulatory risk management at TD.

Finally, while it is not possible to completely eliminate legal risk, the Legal Department also works closely with business units and other corporate areas to draft and negotiate legal agreements to manage those risks, to provide advice on the performance of legal obligations under agreements and applicable legislation, and to manage litigation to which TD or its subsidiaries are a party.

Reputational Risk

Reputational risk is the potential that negative stakeholder impressions, whether true or not, regarding an institution's business practices, actions or inactions, will or may cause a decline in the institution's value, brand, liquidity or customer base.

A company's reputation is a valuable business asset in its own right, essential to optimizing shareholder value and, as such, is constantly at risk. Reputational risk can arise as a consequence of any organization's activities and cannot be managed in isolation from other forms of risk. All risks can have an impact on reputation, which in turn can impact the brand, earnings and capital.

WHO MANAGES REPUTATIONAL RISK

Ultimate responsibility for TD's reputation lies with the SET and the executive committees that examine reputational risk as part of their regular mandate. The Reputational Risk Committee is the executive committee with enterprise-wide responsibility for making decisions on reputational risks. The Committee's purpose is to ensure that new and existing business activities, transactions, products or sales practices that are referred to it are reviewed at a sufficiently broad and senior level so that the associated reputational risk issues are fully considered.

Nonetheless, every employee and representative of our organization has a responsibility to contribute in a positive way to our reputation. This means ensuring ethical practices are followed at all times, interactions with our stakeholders are positive, and we comply with applicable policies, legislation and regulations. Reputational risk is most effectively managed when every individual works continuously to protect and enhance our reputation.

HOW WE MANAGE REPUTATIONAL RISK

Our enterprise-wide Reputational Risk Management Policy is approved by the Risk Committee of the Board. This policy sets out the framework under which each business unit is required to implement a reputational risk policy and procedures. These include designating a business-level committee to review reputational risk issues and to identify issues to be brought to the Reputational Risk Committee.

We also have defined and documented processes to approve new products and new business, particularly structured transactions in our Wholesale business. These processes involve committees with representation from the businesses and control functions, and include consideration of all aspects of a new product, including reputational risk.

Environmental Risk

Environmental risk is the possibility of loss of strategic, financial, operational or reputational value resulting from the impact of environmental issues or concerns within the scope of short-term and long-term cycles.

Management of environmental risk is an enterprise-wide priority. Key environmental risks include: 1) direct risks associated with the ownership and operation of our business, which includes management and operation of company-owned or managed real estate, fleet, business operations and associated services; 2) indirect risks associated with the environmental performance of clients to whom TD provides financing or in which TD invests; 3) identification and management of emerging environmental regulatory issues; and 4) failure to understand and appropriately leverage environment-related trends to meet customer and consumer demands for products and services.

WHO MANAGES ENVIRONMENTAL RISK

The Executive Vice President Community, Environment and Chief Marketing Officer holds senior executive accountability for environmental management. The Executive Vice President is supported by the Chief Environment Officer who leads the Corporate Environmental Affairs team. The Corporate Environmental Affairs team is responsible for developing environmental strategy, setting environmental performance standards and targets, and reporting on performance. There is also an enterprise-wide Environmental Steering Committee (ESC) composed of senior executives from TD's main business units and corporate functions. The ESC is responsible for approving environmental strategy and performance standards, and communicating these throughout the business. TD's business units are responsible for implementing the environmental strategy within their units.

HOW WE MANAGE ENVIRONMENTAL RISK

We manage environmental risks within the Environmental Management System (EMS) which consists of three components: an Environmental Policy, an Environmental Management Framework and Environmental Procedures and Processes. In 2011, we updated our EMS to be consistent with the ISO 14001 international standard, which represents industry best practice. Our Environmental Policy was updated to reflect the global scope of TD's environmental activities.

Within our Environmental Management Framework, we have identified a number of priority areas and have made voluntary commitments relating to these.

Our environmental performance is publicly reported within our annual Corporate Responsibility Report. Performance is reported according to the Global Reporting Initiative (GRI) and is independently assured.

TD's global operations maintained carbon neutral status in 2011. We accomplished this by reducing our energy use and purchasing electricity from renewable energy sources. We continued to develop innovative carbon offsets, sourced from within our North American operating footprint.

During 2011, TD completed the roll out of updated Environmental and Social Credit Risk Management Procedures applied to credit and lending in the wholesale, commercial and retail businesses. These procedures include assessment of our clients' policies, procedures and performance on material environmental and related social issues, such as climate risk, biodiversity, water risk, stakeholder engagement, free, prior and informed consent of Aboriginal peoples. Within Wholesale Banking, sector-specific guidelines have been developed for environmentally-sensitive sectors. TD has been a signatory to the Equator Principles since 2007 and reports on Equator Principle projects within our annual Corporate Responsibility Report.

TD Asset Management (TDAM) is a signatory to the United Nations Principles for Responsible Investment (UN PRI). Under the UN PRI, investors commit to incorporate environmental and social issues into investment analysis and decision-making. TDAM applies its Sustainable Investing Policy across its operations. The Policy provides information on how TDAM is implementing the UN PRI.

We proactively monitor and assess policy and legislative developments, and maintain an 'open door' approach with environmental and community organizations, industry associations and responsible investment organizations.

For more information on our environmental policy, management and performance, please refer to our Corporate Responsibility Report, which is available at our website: http://www.td.com/corporateresponsibility/.

TD Ameritrade

HOW RISK IS MANAGED AT TD AMERITRADE

TD Ameritrade's management is primarily responsible for managing risk at TD Ameritrade under the oversight of TD Ameritrade's Board particularly through its Risk Committee and Audit Committee of the Board. TD monitors the risk management process at TD Ameritrade through its participation in TD Ameritrade's board and management governance and protocols.

Five of the twelve TD Ameritrade directors are designated by TD, including our CEO and two independent directors of TD, pursuant to the terms of a Stockholders Agreement among TD, TD Ameritrade and certain other stockholders. TD Ameritrade's bylaws, which state that the Chief Executive Officer's appointment requires approval of two-thirds of the Board, ensure the selection of TD Ameritrade's Chief Executive Officer attains the broad support of the TD Ameritrade Board which currently would require the approval of at least one director designated by TD. The Stockholders Agreement stipulates that the Board committees of TD Ameritrade must include at least two TD designated directors, subject to TD's percentage ownership in TD Ameritrade and certain other limited exceptions. Currently, the directors we designate participate in a number of TD Ameritrade Board committees, including chairing the Audit Committee and the HR and Compensation Committee and participating in the Risk Committee and Corporate Governance Committee.

The terms of the Stockholders Agreement provide for certain information sharing rights in favour of TD to the extent TD requires such information from TD Ameritrade to appropriately manage and evaluate its investment and to comply with its legal and regulatory obligations. Accordingly, management processes and protocols are aligned between TD and TD Ameritrade to coordinate necessary intercompany information flow. In addition to regular communication at the Chief Executive Officer level, monthly operating reviews with TD Ameritrade permit TD to examine and discuss TD Ameritrade's operating results and key risks. As well, certain functions, such as Internal Audit, Finance and Compliance, have relationship protocols that allow for the sharing of information on risk and control issues. Quarterly reports to our Audit Committee and Risk Committee include comments on any significant internal audit issues at TD Ameritrade; and risk issues are reported up to our Risk Committee as required, and at least annually.

ACCOUNTING STANDARDS AND POLICIES

Critical Accounting Estimates

The Bank's accounting policies are essential to understanding its results of operations and financial condition. A summary of the Bank's significant accounting policies is presented in the Notes to the Consolidated Financial Statements. Some of the Bank's policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Bank's Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies are well controlled and occur in an appropriate and systematic manner. In addition, the Bank's critical accounting policies are reviewed with the Audit Committee on a periodic basis. Critical accounting policies that require management's judgment and estimates include accounting for loan losses, accounting for the fair value of financial instruments, accounting for securitizations and variable interest entities, the valuation of goodwill and other intangibles, accounting for pensions and post-retirement benefits, accounting for income taxes, and contingent liabilities.

LOAN LOSSES

Accounting for loan losses is an area of importance given the size of the Bank's loan portfolio. A loan is considered impaired when there is objective evidence subsequent to the initial recognition of the loan that there has been a deterioration of credit quality to the extent that management no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. The Bank has two types of allowances against loan losses – specific and general.

A specific allowance is recorded against loans that are classified as impaired, which occurs when there is objective evidence of impairment at the specific loan level. Judgment is required as to the timing of designating a loan as impaired and the amount of the required specific allowance. Management exercises judgment as to the amount that will be recovered once the borrower defaults. Changes in the amount management expects to recover can have a direct impact on the provision for credit losses and may result in a change in the allowance. Changes in the specific allowance, if any, would primarily impact the Canadian Personal and Commercial Banking, the U.S. Personal and Commercial Banking, and the Wholesale Banking segments.

The general allowance captures the credit losses in circumstances where the loss event is considered to have occurred, but for which there is not yet objective evidence of impairment at the specific loan level. In establishing the general allowance, the Bank refers to internally developed models that utilize parameters for probability of default (PD), loss given default (LGD) and exposure at default (EAD). Using these models the probable range of general allowance levels is calculated. Management's judgment is used to determine the point within the range that is the best estimate of losses, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators that are not fully incorporated into the model calculation. If the wholesale and commercial parameters were independently increased or decreased by 10%, then the model would indicate an increase or decrease to the mean of the range in the amount or $24.8 million for PD, $24.8 million for LGD, and $81.6 million for EAD, respectively. Changes in the general allowance, if any, would primarily impact the Corporate and U.S. Personal and Commercial Banking segments.

The "Managing Risk – Credit Risk" section of this MD&A provides a more detailed discussion regarding credit risk. Also, see Note 4 to the Consolidated Financial Statements and the "Credit Portfolio Quality" section of this MD&A for additional disclosures regarding the Bank's allowance for credit losses.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of financial instrument is based on quoted prices in active markets, where available, adjusted for daily margin settlements, where applicable. Where there is no active market for the instrument, fair value may be based on other observable current market transactions involving the same instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. For certain complex or illiquid financial instruments, fair values may be determined in whole or in part using valuation techniques, such as internally developed valuation models, which may incorporate non-observable market inputs.

Inputs estimated are subject to management's judgment. For example, certain credit products are valued using models with non-observable inputs such as correlation and recovery rates. Uncertainty in estimating the inputs can impact the amount of revenue or loss recorded for a particular position. Management's judgment is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded financial instruments. Valuation adjustments are described further in Note 2 to the Consolidated Financial Statements.

The Bank has controls in place to ensure that the valuations derived from the models and inputs are appropriate. These include independent review and approval of valuation models and inputs, and independent review of the valuations by qualified personnel. If the market for complex financial instrument products develops, the pricing for these products may become more transparent, resulting in refinement of valuation models. For a discussion of market risk, refer to the "Managing Risk – Market Risk" section of this MD&A. As described in Note 2 to the Consolidated Financial Statements, for financial instruments whose fair value is estimated using valuation techniques based on non-observable market inputs that are significant to the overall valuation, the difference between the best estimate of fair value at initial recognition represented by the transaction price, and the fair value determined using the valuation technique, is recognized in income as the non-observable inputs become observable. Note 2 also summarizes the difference between the transaction price and amount determined at inception using valuation techniques with significant non-observable market inputs.

The process for obtaining multiple quotes of external market prices, consistent application of models over a period of time, and the controls and processes described above, support the reasonability of the valuation models. The valuations are also validated by past experience and through actual cash settlement under the contract terms.

Valuation of private equity investments requires management's judgment due to the absence of quoted market prices, inherent lack of liquidity, and the longer-term nature of such investments. Private equity investments are recorded at cost and are compared with fair value on a periodic basis to evaluate whether an impairment in value has occurred that is other than temporary in nature. Fair value is determined using valuation techniques, including discounted cash flows and a multiple of earnings before taxes, depreciation, and amortization. Management applies judgment in the selection of the valuation methodology and the various inputs to the calculation, which may vary from one reporting period to another. These estimates are monitored and reviewed on a regular basis by management for consistency and reasonableness. Any imprecision in these estimates can affect the resulting fair value. The inherent nature of private equity investing is that management's valuation will change over time as the underlying investment matures and an exit strategy is developed and realized. Estimates of fair value may also fluctuate due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.

Available-for-sale securities are written down to their fair value through the Consolidated Statement of Income when there is impairment in value that is considered to be other than temporary in nature. The determination of whether or not other than temporary impairment exists is a matter of judgment. We review these securities regularly for possible impairment that is other than temporary and this review typically includes an analysis of the facts and circumstances of each investment and the expectations for that investment's performance. Impairment of the value of an investment may be indicated by the presence of conditions which should be examined collectively. For equity securities, some of these conditions are prolonged periods during which the fair value of the investment is significantly less than its carrying value, significant financial difficulty of the issuer, severe losses by the investee in the current year or current and prior years, continued losses by the investee for a period of years, suspension of trading in the securities, a downgrade of an entity's credit rating, or liquidity or going concern problems of the investee.

Debt securities classified as available-for-sale are considered impaired when there is uncertainty concerning the collectability of interest and principal. Accordingly, professional judgment is required in assessing whether a decline in fair value is the result of a general reduction in market liquidity, change in interest rates or due to collectability issues with respect to the expected cash flows over the life of the debt security.

See Note 2 to the Consolidated Financial Statements for additional disclosures regarding the Bank's significant financial assets and financial liabilities carried at fair value by valuation methodology, and a discussion of the potential effect of using reasonable possible alternative assumptions on the value of financial instruments valued using significant non-observable inputs. All of the Bank's segments are impacted by this accounting policy.

The Bank recognizes interest income and expense using the effective interest rate method for financial instruments that are accounted for at amortized cost and for those that are classified as available-for-sale. The effective interest rate is the rate that discounts the estimated future cash flows over the expected life of the financial instrument resulting in recognition of interest income and expense on a constant yield basis.

SECURITIZATIONS AND VARIABLE INTEREST ENTITIES

There are two key determinations relating to accounting for securitizations. The first key determination is in regard to bank-originated securitized assets. A decision must be made as to whether the securitization should be considered a sale under GAAP. GAAP requires that specific criteria be met in order for the Bank to have surrendered control of the assets and thus be able to recognize a gain or loss on sale. For instance, the securitized assets must be isolated from the Bank and placed beyond the reach of the Bank and its creditors, even in the case of bankruptcy or receivership.

In determining the gain or loss on sale, management estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, expected credit losses, the cost of servicing the assets and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by management. If actual cash flows are different from our estimate of future cash flows then the gains or losses on the securitization recognized in income will be adjusted. Retained interests are classified as trading securities and are carried at fair value on the Consolidated Balance Sheet (retained interests related to automobile loans are classified as AFS debt securities). Note 5 to the Consolidated Financial Statements provide additional disclosures regarding securitizations, including a sensitivity analysis for key assumptions. For 2011, there were no significant changes to the key assumptions used in estimating the future cash flows. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

The second key determination is whether a VIE should be consolidated. The Bank holds interests in a number of VIEs, including all of the Bank's securitization trusts that are considered to be VIEs. Current GAAP requires consolidation of a VIE only when the Bank is the primary beneficiary, and exposed to a majority of the VIE's expected losses or entitled to a majority of the VIE's expected residual returns. In addition, if the VIE is a QSPE, a conclusion which requires judgment, then the Bank does not consolidate the VIE. Management uses judgment to estimate the expected losses and expected residual returns to determine if the Bank retains substantially all of the residual risk and rewards of the VIE.

Under current GAAP, all of the Bank-originated assets transferred to VIEs meet the criteria for sale treatment and non-consolidation. All of the Bank's segments are impacted by this accounting policy.

VALUATION OF GOODWILL AND OTHER INTANGIBLES

Goodwill is not subject to amortization. Instead, it is tested for impairment at the reporting unit level on an annual basis unless certain criteria are met in compliance with GAAP and if an event or change in circumstances occurs that indicates that the carrying value of the reporting unit might exceed its fair value. The first step of goodwill impairment testing involves determining whether the fair value of the reporting unit to which the goodwill is associated is less than its carrying value. Where fair value of the reporting unit exceeds its carrying value, goodwill of that reporting unit is considered not to be impaired. When the fair value of the reporting unit is less than its carrying value, a second step is required and the fair value of the goodwill in that reporting unit is compared to its carrying value. If the fair value of goodwill is less than its carrying value, goodwill is considered to be impaired and a charge for impairment representing the excess of carrying value over fair value of the goodwill is recognized immediately in the Consolidated Statement of Income.

The fair value of the Bank's reporting units are determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price earnings multiples, discount rates, and terminal multiples. Management is required to use judgment in estimating the fair value of reporting units and the use of different assumptions and estimates in the fair value calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, fair values generated internally are compared to relevant market information. The carrying values of the Bank's reporting units are determined by management using economic capital models to adjust net assets and liabilities by reporting unit. These models consider various factors including market risk, credit risk, and operational risk, and are designed to produce the equity capital a reporting unit would have if it was a stand-alone entity. The Capital Management Committee reviews the Bank's allocation of economic capital to the reporting units.

The Bank's 2011 goodwill testing concludes that the goodwill in each reporting unit is considered not to be impaired. Additionally, none of the Bank's reporting units are at risk of failing the first step of goodwill impairment testing.

Other intangible assets with an indefinite life are not subject to amortization; rather, they should be assessed annually for impairment. As at October 31, 2011, the Bank does not have any indefinite life intangibles. Finite life intangible assets that are subject to amortization, after initial recognition, are amortized over their estimated useful life. Finite life intangible assets are assessed for impairment when an event or changes in circumstances indicate that the assets might be impaired. Determining the estimated useful life and the identification of any events or changes in circumstances affecting the recoverability of carrying value of these finite life intangible assets requires an analysis of facts and management's judgment. When events or changes in circumstances indicate that the carrying value may not be recoverable and the carrying value is higher than the sum of undiscounted cash flows expected from the asset's use and eventual disposition, the asset is written down to its fair value.

This accounting policy impacts all of the Bank's business segments. See Note 9 to the Consolidated Financial Statements for additional disclosures regarding goodwill and other intangibles.

EMPLOYEE FUTURE BENEFITS

Pension and other post employment benefit plan obligations and expenses are dependent on the assumptions used in calculating these amounts. The actuarial assumptions of expected long-term return on plan assets, compensation increases, health care cost trend rate and discount rate are management's best estimates and are reviewed annually with the Bank's actuaries. The Bank develops each assumption using relevant experience in conjunction with market related data and considers if there is any prolonged or significant impact on the assumptions. The discount rate used to value liabilities is based on long-term corporate AA bond yields as at the measurement date. The expected long term return on plan assets is based on historical returns and future expectations for returns for each asset class, as well as the target asset allocation of the fund. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experience and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in increases or decreases in the pension and other post employment benefit plan obligations and expenses in future years. All of the Bank's segments are impacted by this accounting policy.

The following table provides the sensitivity of the projected benefit obligation and the expense for the Bank's principal pension plans to changes in the discount rate and assumptions for expected long-term return on plan assets and compensation increases. The sensitivity analysis provided in the table is hypothetical and should be used with caution. For a further discussion of the key assumptions used in determining the Bank's projected benefit obligation and annual expense see Note 23 to the Consolidated Financial Statements.

TABLE 58 **SENSITIVITY OF CHANGE IN KEY ASSUMPTIONS**

(millions of Canadian dollars, except as noted)	Obligation	Expense
Impact of a change of 1.0% in key assumptions		
Discount rate assumption used	5.42%	5.81%
Decrease in assumption	$ 600	$ 97
Increase in assumption	(495)	(100)
Expected long-term return on assets assumption used	n/a	6.41%
Decrease in assumption	n/a	28
Increase in assumption	n/a	(28)
Rate of compensation increase assumption used	3.50%	3.50%
Decrease in assumption	$ (173)	$ (37)
Increase in assumption	187	43

INCOME TAXES

We are subject to taxation in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. We maintain provisions for uncertain tax positions that we believe appropriately reflect our risk with respect to tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We assess the adequacy of these provisions at the end of each reporting period. However, it is possible that at some future date, an additional liability could result from audits by the relevant taxing authorities. Provisions are reversed to income in the period in which management assesses they are no longer required or as determined by statute.

Future income taxes are recorded to account for the effects of future taxes on transactions occurring in the current period. The accounting for future income taxes impacts all of the Bank's segments and requires judgment in the following key situations:

- Future tax assets are assessed for recoverability. The Bank records a valuation allowance when it believes, based on all available evidence, that it is more likely than not that all of the future tax assets recognized will not be realized before their expiration. The amount of the future income tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would record an additional valuation allowance to reduce its future tax assets to the amount that it believes can be realized. The magnitude of the valuation allowance is significantly influenced by the Bank's forecast of future profit generation, which determines the extent to which it will be able to utilize the future tax assets.
- Future tax assets are calculated based on tax rates expected to be in effect in the period in which they will be realized. Previously recorded tax assets and liabilities need to be adjusted when the expected date of the future event is revised based on current information.
- The Bank has not recognized a future income tax liability for undistributed earnings of certain operations as it does not plan to repatriate them. Estimated taxes payable on such earnings in the event of repatriation would be $494 million at October 31, 2011.

CONTINGENT LIABILITIES

Contingent liabilities arise when there is some uncertainty whether, as a result of a past event or transaction, the Bank will incur a loss in the future. The Bank and its subsidiaries are involved in various legal actions in the ordinary course of business, many of which are loan-related. In management's opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.

Contingent loss accruals are established when it becomes likely that the Bank will incur an expense and the amount can be reasonably estimated. In addition to the Bank's management, for contingent litigation loss accruals, internal and external experts are involved in assessing the likelihood and in estimating any amounts involved. Throughout the existence of a contingency, the Bank's management or its experts may learn of additional information that may impact its assessments about probability or about the estimates of amounts involved. Changes in these assessments may lead to changes in recorded loss accruals. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts accrued for those claims.

See Note 29 to the Consolidated Financial Statements for more details.

ACCOUNTING STANDARDS AND POLICIES

Future Accounting and Reporting Changes

The Bank expects to adopt the following accounting standards in the future. See Note 1 to the Bank's Consolidated Financial Statements for more details of future accounting and reporting changes.

Transition to International Financial Reporting Standards in Fiscal 2012

The Bank is transitioning from Canadian GAAP to International Financial Reporting Standards (IFRS), effective for interim and annual periods beginning in the first quarter of fiscal 2012. Refer to Note 34 of the Consolidated Financial Statements for the Bank's IFRS opening Consolidated Balance Sheet as at November 1, 2010 (IFRS opening Consolidated Balance Sheet) and related disclosures including a summary of the Bank's first-time adoption transition elections under IFRS 1 and other significant differences between Canadian GAAP and IFRS. These disclosures form the starting point for TD's financial reporting under IFRS and have been provided to allow users of the financial statements to obtain a better understanding of the expected effect on the Consolidated Financial Statements as a result of the adoption of IFRS. The interim and annual fiscal 2012 Consolidated Financial Statements will also include fiscal 2011 comparatives, related transitional reconciliations and accompanying note disclosures.

IFRS uses a conceptual framework similar to Canadian GAAP; however, certain differences exist related to items such as recognition, measurement, and disclosure, certain of which may have a significant impact on the Bank's accounting policies. The Bank is finalizing its assessment of the full impact of its transition to IFRS as further discussed below.

IFRS Transition Program Summary

To manage the transition to IFRS, the Bank implemented a comprehensive, enterprise-wide program supported by a formal governance framework. The key elements of the IFRS transition program include developing a project governance framework, updating accounting policies, preparing financial statements, building financial reporting expertise, identifying impact on business processes and information technology, implementing internal controls over financial reporting (ICFR), and implementing appropriate disclosure controls and procedures (DC&P), including investor relations and communication plans. The Bank's implementation plan consists of the following phases: (i) Program Initiation and Planning; (ii) Detailed Assessment; (iii) Design and Solution Development; and (iv) Implementation.


IFRS TRANSITION PROGRAM
Fiscal 2009
Fiscal 2010
Fiscal 2011
IFRS Opening Consolidated Balance Sheet as at Nov. 1, 2010
Fiscal 2012
First year of reporting under IFRS starting with the first quarter of 2012
Program Initiation and Planning
Detailed Assessment
Design and Solution Development
Implementation
Parallel Year
Oct. 31, 2008
Oct. 31, 2009
Oct. 31, 2010
Oct. 31, 2011
Oct. 31, 2012

KEY ACTIVITIES AND MILESTONES	RELATED PHASE	STATUS
1. Project Governance Framework		
Establish program structure and raise awareness, including the following: • Form Steering Committee and project teams, which consist of Finance, Technology, Internal Audit, and Program Office. • Establish progress reporting protocols and project management practices. • Determine processes for consensus of key decisions and project oversight. • Hold IFRS overview sessions at various levels within the Bank.	Program Initiation and Planning; Detailed Assessment	• All milestones have been completed. • The Steering Committee is kept informed of project status and key policy decisions. The Audit Committee receives regular updates. External advisors have been engaged to assist with certain elements of IFRS analysis. The Bank's external stakeholders, OSFI and the external auditors are kept apprised of the progress of the project.
2. Accounting Policies		
• Perform a detailed comparison of IFRS to Canadian GAAP to determine the impact to the Bank's accounting policies.	Detailed Assessment	• Key differences between IFRS and Canadian GAAP have been identified and analyzed. • Other differences between IFRS and Canadian GAAP, which are expected to have a lower impact and require limited changes to business processes have also been identified and analyzed.
• Analyze and determine ongoing policies where alternatives are permitted.	Detailed Assessment; Design and Solution Development	• The Bank has analyzed the available alternatives for its significant accounting policies and has completed an assessment of which alternatives it will select.
• Analyze and determine which IFRS 1, *First-time Adoption of International Financial Reporting Standards* (IFRS 1) exemptions will be taken on transition to IFRS.		• The Bank has analyzed the available IFRS 1 exemptions and has determined which exemptions to apply (see *First-Time Adoption of IFRS* below).
• Identify the tax implications resulting from first-time adoption decisions and ongoing accounting policy differences.		• The Bank has finalized its assessment of the tax impacts related to its first-time adoption decisions and transitional adjustments to IFRS, and the on-going tax impacts of accounting policy differences.
• Implement revisions to key accounting policies.	Implementation	• Technical accounting analyses have been completed for all IFRS standards that are expected to impact the Bank. • Key accounting policies requiring revisions have been identified and the Bank is finalizing IFRS updates.
3. Financial Statement Preparation and Reporting		
• Identify significant changes in note disclosures and financial statement presentation.	Detailed Assessment; Design and Solution Development	• Significant changes in note disclosures and financial statement presentation have been identified and drafts have been prepared for internal review.
• Assess the impact of transition on the IFRS opening Consolidated Balance Sheet.	Design and Solution Development	• An analysis of the impact to the Bank's IFRS opening Consolidated Balance Sheet has been completed.
• Perform data gathering and prepare IFRS opening Consolidated Balance Sheet and comparative financial information, including related transitional reconciliations and note disclosures.	Implementation	• The opening Consolidated Balance Sheet has been prepared; refer to Note 34 of the accompanying Notes to the Consolidated Financial Statements. • Data gathering and drafts of remaining transitional reconciliations to be included as comparative financial information in fiscal 2012 continues to progress.
• Report IFRS Consolidated Financial Statements, including an IFRS opening Consolidated Balance Sheet, transitional reconciliations and related note disclosures.		• To be effective for the interim and annual periods beginning in the first quarter of fiscal 2012.

[illegible]	[illegible]	STATUS
4. Financial Reporting and IFRS Expertise		
• Staff the program with an appropriate level of IFRS financial reporting expertise and project management experience. • Provide IFRS training to key finance and operational staff, including business process owners. • Provide education to management, Steering Committee, and Audit Committee regarding IFRS implications.	Detailed Assessment; Design and Solution Development	• All milestones have been completed. • A project team consisting of IFRS subject matter experts, finance and operational staff and project managers have been engaged. • IFRS training has been provided to key internal stakeholders and continues to be provided as required.
• Launch a finance-wide IFRS training program.	Design and Solution Development	• Finance-wide professional development training sessions on technical IFRS topics continue to be provided. The Bank has also held regular IFRS information sessions with members of the Steering Committee, Audit Committee, senior executives, and certain stakeholders. • Guidance on specific issues has been provided to impacted finance and operational personnel.
5. Business Impacts		
• Identify significant business impacts of the transition to IFRS, including forecasting processes, compensation arrangements, regulatory capital, hedging activities, and other material contracts.	Detailed Assessment; Implementation	• The Bank has layered in expected IFRS impacts into its forecasting and capital processes. • Significant impacts to the Bank's compensation arrangements are not anticipated. • Process and system changes have been completed to address changes to the Bank's hedging activities, largely due to the impact of securitized assets that no longer qualify for derecognition under IFRS.
• Identify the impacts of IFRS on the Bank's external clients adopting IFRS, and the impact to their financial statements and loan covenants.		• The Bank has reviewed disclosures and other available information related to changes in financial statements of external clients, who have adopted IFRS, and assessed the potential impact on the Bank's lending practices. The Bank has not many any significant changes to its lending practices as a result of the Bank's external clients adopting IFRS.
6. Information Technology		
• Identify changes required to information technology systems and design processes to prepare an IFRS opening Consolidated Balance Sheet. • Determine a solution for capturing financial information under Canadian GAAP and IFRS during fiscal 2011. • Design, develop and test related process and technology changes.	Detailed Assessment; Design and Solution Development	• A process to capture financial information under Canadian GAAP and IFRS during fiscal 2011 was established. • A reporting environment was implemented to track all transition adjustments from Canadian GAAP to IFRS and to produce the IFRS opening Consolidated Balance Sheet, fiscal 2011 comparatives, related transitional reconciliations and note disclosures.
• Test other new processes and information technology.	Implementation	• Testing of new processes and technology changes has been carried out.
7. Control Activities: ICFR and DC&P; Including Investor Relations and Communications Plans		
• Identify and update changes in internal controls based on required process and technology changes. • For all significant changes to policies and procedures identified, assess effectiveness of ICFR and DC&P and implement any necessary changes. • Design and implement internal controls over the IFRS transition process.	Design and Solution Development; Implementation	• Stakeholders have been involved in the design, implementation, and assessment of the operating effectiveness of controls and procedures for both the IFRS transition process and other changes that will have an on-going impact, as a result of transition.
• Design a communication plan to convey impacts of the transition to IFRS to external stakeholders.		• The Bank has its communication plan in place regarding the anticipated effects of IFRS transition to certain external stakeholders.
• Communicate impact of the IFRS transition to external stakeholders.		• Communication will continue to be made with further detail being provided as key accounting policy and implementation decisions are finalized.

First-Time Adoption of IFRS

Accounting changes resulting from the transition to IFRS will generally be reflected in the Bank's IFRS opening Consolidated Balance Sheet on a retrospective basis. Where transition has been accounted for on a retrospective basis, the IFRS opening Consolidated Balance Sheet has been presented as if IFRS had always been applied and adjustments for any differences between Canadian GAAP and IFRS impacting IFRS opening retained earnings. Initial elections upon adoption of IFRS (IFRS 1) specify certain mandatory exceptions to the retrospective application of certain standards, and permit exemption options for certain other standards. For the Bank, there are significant exemption options available in the areas of accounting for the following: (i) Employee Future Benefits, (ii) Business Combinations, (iii) Designation of Financial Instruments, and (iv) Currency Translation. The application of certain of these exemptions will have an impact on the Bank's IFRS opening retained earnings and may also impact accounting in periods subsequent to transition to IFRS. These exemptions, coupled with certain other elections will also have an impact on the Bank's regulatory capital. However, OSFI has issued guidance which permits the Bank to phase in the impact of IFRS on Tier 1 capital over a five-quarter period beginning in first quarter of fiscal 2012.

Please refer to Note 34 of the accompanying Notes to the Consolidated Financial Statements for the opening Consolidated Balance Sheet and related information.

Other Developments to IFRS

The IASB has issued revised standards on Consolidation, Employee Future Benefits, Presentation of Other Comprehensive Income, Fair Value Measurement, Joint Arrangements and Disclosures of Interests in Other Entities. The Bank is assessing the impact of these changes as the adoption of these changes is not mandatory until after the Bank's transition to IFRS.

The IASB is also in the process of considering significant changes to accounting guidance related to financial instruments, hedge accounting and other financial instruments topics such as impairment of financial assets and offsetting. These changes will not be mandatory for the Bank until the fiscal year beginning November 1, 2015. A new standard dealing with classification and measurement of financial assets has already been released by the IASB. However, this new standard will not be adopted by the Bank until the mandatory effective date.

Finally, the IASB continues to make changes to IFRS to improve the overall quality of financial reporting including a number of important ongoing standard setting projects. These projects will address such matters as accounting for leases, revenue recognition, insurance contracts, among other items.

The Bank actively monitors all of the IASB's projects that are relevant to the Bank's financial reporting and accounting policies and adjusts its IFRS project plan accordingly.

U.S. GAAP

For the future accounting changes related to U.S. GAAP, please see the Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles contained in the Bank's annual report on Form 40-F for fiscal 2011 filed with the U.S. SEC and available on the Bank's website at http://www.td.com/investor/index.jsp and at the SEC's website (http://www.sec.gov).

ACCOUNTING STANDARDS AND POLICIES

Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Bank's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Bank's disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators, as of October 31, 2011. Based on that evaluation, the Bank's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Bank's disclosure controls and procedures were effective as of October 31, 2011.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Bank's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Bank. The Bank's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of the Bank's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank's assets that could have a material effect on the financial statements.

The Bank's management has used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to assess, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Bank's internal control over financial reporting. Based on this assessment management has concluded that as at October 31, 2011, the Bank's internal control over financial reporting was effective based on the applicable criteria. The effectiveness of the Bank's internal control over financial reporting has been audited by the independent auditors, Ernst & Young LLP, a registered public accounting firm that has also audited the Consolidated Financial Statements of the Bank as of and for the year ended October 31, 2011. Their Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), included in the Consolidated Financial Statements expresses an unqualified opinion on the effectiveness of the Bank's internal control over financial reporting as of October 31, 2011.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year and quarter ended October 31, 2011, there have been no changes in the Bank's policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

FINANCIAL RESULTS

Consolidated Financial Statements

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

The management of The Toronto-Dominion Bank and its subsidiaries (the "Bank") is responsible for the integrity, consistency, objectivity and reliability of the Consolidated Financial Statements of the Bank and related financial information as presented. Canadian generally accepted accounting principles as well as the requirements of the Bank Act and related regulations have been applied and management has exercised its judgment and made best estimates where appropriate.

The Bank's accounting system and related internal controls are designed, and supporting procedures maintained, to provide reasonable assurance that financial records are complete and accurate and that assets are safeguarded against loss from unauthorized use or disposition. These supporting procedures include the careful selection and training of qualified staff, the establishment of organizational structures providing a well-defined division of responsibilities and accountability for performance, and the communication of policies and guidelines of business conduct throughout the Bank.

Management has assessed the effectiveness of the Bank's internal control over financial reporting as at October 31, 2011 using the framework found in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management has concluded that as at October 31, 2011, the Bank's internal control over financial reporting is effective.

The Bank's Board of Directors, acting through the Audit Committee which is composed entirely of independent directors, oversees management's responsibilities for financial reporting. The Audit Committee reviews the Consolidated Financial Statements and recommends them to the Board for approval. Other responsibilities of the Audit Committee include monitoring the Bank's system of internal controls over the financial reporting process and making recommendations to the Board and shareholders regarding the appointment of the external auditor.

The Bank's Chief Auditor, who has full and free access to the Audit Committee, conducts an extensive program of audits. This program supports the system of internal control and is carried out by a professional staff of auditors.

The Office of the Superintendent of Financial Institutions, Canada, makes such examination and enquiry into the affairs of the Bank as deemed necessary to ensure that the provisions of the Bank Act, having reference to the safety of the depositors, are being duly observed and that the Bank is in sound financial condition.

Ernst & Young LLP, the independent auditors appointed by the shareholders of the Bank, have audited the effectiveness of the Bank's internal control over financial reporting as at October 31, 2011 in addition to auditing the Bank's Consolidated Financial Statements as of the same date. Their reports, which expressed an unqualified opinion, can be found on the following pages of the Consolidated Financial Statements. Ernst & Young have full and free access to, and meet periodically with, the Audit Committee to discuss their audit and matters arising there from, such as, comments they may have on the fairness of financial reporting and the adequacy of internal controls.

W. Edmund Clark
Group President and
Chief Executive Officer

Colleen M. Johnston
Group Head Finance and
Chief Financial Officer

Toronto, Canada
November 30, 2011

INDEPENDENT AUDITORS' REPORTS OF REGISTERED PUBLIC ACCOUTING FIRM TO SHAREHOLDERS

Report on Financial Statements

We have audited the accompanying consolidated financial statements of The Toronto-Dominion Bank, which comprise the Consolidated Balance Sheet as at October 31, 2011 and 2010, and the Consolidated Statements of Income, Changes in Shareholders' Equity, Comprehensive Income and Cash Flows for each of the years in the three-year period ended October 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of The Toronto-Dominion Bank as at October 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2011, in accordance with Canadian generally accepted accounting principles.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Toronto-Dominion Bank's internal control over financial reporting as of October 31, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 30, 2011 expressed an unqualified opinion on The Toronto-Dominion Bank's internal control over financial reporting.

Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Canada
November 30, 2011

INDEPENDENT AUDITORS' REPORTS OF REGISTERED PUBLIC ACCOUTING FIRM TO SHAREHOLDERS

Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)

We have audited The Toronto-Dominion Bank's internal control over financial reporting as of October 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Toronto-Dominion Bank's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting contained in the accompanying Management's Discussion and Analysis. Our responsibility is to express an opinion on The Toronto-Dominion Bank's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board, United States ("PCAOB"). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Toronto-Dominion Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2011, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB, the Consolidated Balance Sheet of The Toronto-Dominion Bank as at October 31, 2011 and 2010 and the Consolidated Statements of Income, Changes in Shareholders' Equity, Comprehensive Income and Cash Flows for each of the years in the three-year period ended October 31, 2011 of The Toronto-Dominion Bank and our report dated November 30, 2011 expressed an unqualified opinion thereon.

Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Canada
November 30, 2011

Consolidated Balance Sheet

As at October 31

(millions of Canadian dollars, except as noted)	2011	2010
ASSETS		
Cash and due from banks	$ 3,096	$ 2,574
Interest-bearing deposits with banks	21,015	19,136
	24,111	21,710
Securities (Note 3)		
Trading **(Note 2)**	68,279	59,542
Available-for-sale	117,269	102,355
Held-to-maturity	6,990	9,715
	192,538	171,612
Securities purchased under reverse repurchase agreements (Note 3)	53,599	50,658
Loans (Note 4)		
Residential mortgages	86,769	71,482
Consumer instalment and other personal	110,297	100,821
Credit card	8,986	8,870
Business and government **(Note 2)**	93,245	83,398
Debt securities classified as loans	6,511	7,591
	305,808	272,162
Allowance for loan losses **(Note 4)**	(2,313)	(2,309)
Loans, net of allowance for loan losses	303,495	269,853
Other		
Customers' liability under acceptances **(Note 4)**	7,815	7,757
Investment in TD Ameritrade **(Note 8)**	5,425	5,485
Derivatives **(Note 7)**	60,420	51,675
Goodwill **(Note 9)**	14,376	14,460
Other intangibles **(Note 9)**	2,068	2,093
Land, buildings, equipment, and other depreciable assets **(Note 10)**	4,084	4,247
Current income tax receivable	245	–
Other assets **(Note 11)**	18,184	19,995
	112,617	105,712
Total assets	$ 686,360	$ 619,545
LIABILITIES		
Deposits (Notes 12, 16)		
Personal	$ 268,669	$ 249,251
Banks	11,666	12,508
Business and government	171,166	145,221
Trading	29,613	22,991
	481,114	429,971
Other		
Acceptances **(Note 4)**	7,815	7,757
Obligations related to securities sold short **(Note 2)**	24,434	23,695
Obligations related to securities sold under repurchase agreements **(Note 3)**	25,625	25,426
Derivatives **(Note 7)**	63,217	53,685
Current income tax payable	–	352
Future income tax liabilities **(Note 25)**	215	460
Other liabilities **(Note 13)**	23,903	21,316
	145,209	132,691
Subordinated notes and debentures (Note 14)	11,670	12,506
Liability for preferred shares (Note 15)	32	582
Non-controlling interests in subsidiaries (Note 17)	1,483	1,493
Contingent liabilities, commitments and guarantees **(Note 29)**		
SHAREHOLDERS' EQUITY		
Common shares (millions of shares issued and outstanding: **2011 – 902.4** and 2010 – 879.7) **(Note 18)**	18,417	16,730
Preferred shares (millions of shares issued and outstanding: **2011 – 135.8** and 2010 – 135.8) **(Note 18)**	3,395	3,395
Treasury shares – common (millions of shares held: **2011 – (1.4)** and 2010 – (1.2)) **(Note 18)**	(116)	(91)
Treasury shares – preferred (millions of shares held: **2011 – nil** and 2010 – nil) **(Note 18)**	–	(1)
Contributed surplus	281	305
Retained earnings	24,339	20,959
Accumulated other comprehensive income (loss) **(Note 19)**	536	1,005
	46,852	42,302
Total liabilities and shareholders' equity	$ 686,360	$ 619,545

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

W. Edmund Clark
Group President and
Chief Executive Officer

William E. Bennett
Chair, Audit Committee

Consolidated Statement of Income

For the years ended October 31

(millions of Canadian dollars, except as noted)	**2011**	2010	2009
Interest income			
Loans	**$ 13,941**	$ 12,939	$ 13,691
Securities			
Dividends	**810**	737	868
Interest	**3,354**	3,043	3,886
Deposits with banks	**354**	668	442
	18,459	17,387	18,887
Interest expense			
Deposits	**4,289**	4,578	5,818
Subordinated notes and debentures	**659**	667	671
Preferred shares and capital trust securities **(Notes 15, 16)**	**38**	37	94
Other	**642**	562	978
	5,628	5,844	7,561
Net interest income	**12,831**	11,543	11,326
Non-interest income			
Investment and securities services	**2,624**	2,424	2,212
Credit fees	**687**	634	622
Net securities gains (losses) **(Note 3)**	**393**	75	(437)
Trading income (loss) **(Note 20)**	**43**	484	685
Service charges	**1,602**	1,651	1,507
Loan securitizations **(Note 5)**	**450**	489	468
Card services	**961**	820	733
Insurance, net of claims **(Note 21)**	**1,173**	1,028	913
Trust fees	**154**	153	141
Other income (loss)	**676**	264	(310)
	8,763	8,022	6,534
Total revenue	**21,594**	19,565	17,860
Provision for credit losses (Note 4)	**1,465**	1,625	2,480
Non-interest expenses			
Salaries and employee benefits **(Note 23)**	**6,723**	5,960	5,839
Occupancy, including depreciation	**1,285**	1,236	1,213
Equipment, including depreciation	**800**	880	897
Amortization of other intangibles **(Note 9)**	**715**	592	653
Restructuring costs **(Note 24)**	**–**	17	36
Marketing and business development	**593**	595	566
Brokerage-related fees	**320**	297	274
Professional and advisory services	**932**	804	740
Communications	**271**	251	239
Other	**1,444**	1,531	1,754
	13,083	12,163	12,211
Income before income taxes, non-controlling interests in subsidiaries, and equity in net income of an associated company	**7,046**	5,777	3,169
Provision for (recovery of) income taxes (Note 25)	**1,299**	1,262	241
Non-controlling interests in subsidiaries, net of income taxes	**104**	106	111
Equity in net income of an associated company, net of income taxes (Note 8)	**246**	235	303
Net income	**5,889**	4,644	3,120
Preferred dividends	**180**	194	167
Net income available to common shareholders	**$ 5,709**	$ 4,450	$ 2,953
Average number of common shares outstanding (millions) **(Note 26)**			
Basic	**885.7**	867.1	847.1
Diluted	**890.1**	872.1	850.1
Earnings per share (dollars) **(Note 26)**			
Basic	**$ 6.45**	$ 5.13	$ 3.49
Diluted	**6.41**	5.10	3.47
Dividends per share (dollars)	**2.61**	2.44	2.44

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Changes in Shareholders' Equity

For the years ended October 31

(millions of Canadian dollars)	**2011**	2010	2009
Common shares (Note 18)			
Balance at beginning of year	**$ 16,730**	$ 15,357	$ 13,278
Proceeds from shares issued on exercise of stock options	**322**	521	247
Shares issued as a result of dividend reinvestment plan	**661**	546	451
Proceeds from issuance of new shares	**704**	252	1,381
Shares issued on acquisitions **(Note 8)**	**–**	54	–
Balance at end of year	**18,417**	16,730	15,357
Preferred shares (Note 18)			
Balance at beginning of year	**3,395**	3,395	1,875
Shares issued	**–**	–	1,520
Balance at end of year	**3,395**	3,395	3,395
Treasury shares – common (Note 18)			
Balance at beginning of year	**(91)**	(15)	(79)
Purchase of shares	**(2,164)**	(2,158)	(1,756)
Sale of shares	**2,139**	2,082	1,820
Balance at end of year	**(116)**	(91)	(15)
Treasury shares – preferred (Note 18)			
Balance at beginning of year	**(1)**	–	–
Purchase of shares	**(59)**	(63)	(6)
Sale of shares	**60**	62	6
Balance at end of year	**–**	(1)	–
Contributed surplus			
Balance at beginning of year	**305**	336	392
Net premium (discount) on sale of treasury shares	**11**	52	(27)
Stock options **(Note 22)**	**(35)**	(83)	(29)
Balance at end of year	**281**	305	336
Retained earnings			
Balance at beginning of year, as previously reported	**20,959**	18,632	17,857
Net income due to reporting-period alignment of U.S. entities **(Note 1)**	**–**	–	4
Transition adjustment on adoption of financial instruments amendments **(Note 1)**	**–**	–	(59)
Net income	**5,889**	4,644	3,120
Common dividends	**(2,316)**	(2,118)	(2,075)
Preferred dividends	**(180)**	(194)	(167)
Share issue expenses	**(13)**	(5)	(48)
Balance at end of year	**24,339**	20,959	18,632
Accumulated other comprehensive income (loss) (Note 19)			
Balance at beginning of year, as previously reported	**1,005**	1,015	(1,649)
Other comprehensive income due to reporting-period alignment of U.S. entities **(Note 1)**	**–**	–	329
Transition adjustment on adoption of financial instruments amendments **(Note 1)**	**–**	–	563
Other comprehensive income (loss) for the year	**(469)**	(10)	1,772
Balance at end of year	**536**	1,005	1,015
Retained earnings and accumulated other comprehensive income	**24,875**	21,964	19,647
Total shareholders' equity	**$ 46,852**	$ 42,302	$ 38,720

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income

For the years ended October 31

(millions of Canadian dollars)	**2011**	2010	2009
Net income	**$ 5,889**	$ 4,644	$ 3,120
Other comprehensive income (loss), net of income taxes			
Change in unrealized gains (losses) on available-for-sale securities, net of hedging activities[1]	**(172)**	445	1,129
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities[2]	**(92)**	9	257
Net change in unrealized foreign currency translation gains (losses) on investments in subsidiaries, net of hedging activities[3,4]	**(298)**	(1,362)	(72)
Change in net gains (losses) on derivative instruments designated as cash flow hedges[5]	**801**	1,955	1,702
Reclassification to earnings of net losses (gains) on cash flow hedges[6]	**(708)**	(1,057)	(1,244)
	(469)	(10)	1,772
Comprehensive income (loss) for the year	**$ 5,420**	$ 4,634	$ 4,892

[1] Net of income tax recovery of $22 million (2010 – income tax provision of $229 million).
[2] Net of income tax provision of $17 million (2010 – income tax recovery of $5 million).
[3] Net of income tax provision of $118 million (2010 – income tax provision of $316 million).
[4] Includes $332 million of after-tax gains arising from hedges of the Bank's investment in foreign operations (2010 – after-tax gains of $867 million).
[5] Net of income tax provision of $353 million (2010 – $865 million).
[6] Net of income tax provision of $281 million (2010 – $447 million).

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Cash Flows

For the years ended October 31

(millions of Canadian dollars)	**2011**	2010	2009
Cash flows from (used in) operating activities			
Net income	**$ 5,889**	$ 4,644	$ 3,120
Adjustments to determine net cash flows from (used in) operating activities			
Provision for credit losses	**1,465**	1,625	2,480
Restructuring costs **(Note 24)**	**–**	17	36
Depreciation **(Note 10)**	**467**	601	600
Amortization of other intangibles	**715**	592	653
Net securities losses (gains)	**(393)**	(75)	437
Net gain on securitizations **(Note 5)**	**(275)**	(317)	(321)
Equity in net income of an associated company	**(246)**	(235)	(303)
Non-controlling interests	**104**	106	111
Future income taxes **(Note 25)**	**(116)**	98	336
Changes in operating assets and liabilities			
Current income taxes receivable and payable	**(597)**	590	1,703
Interest receivable and payable **(Notes 11, 13)**	**(188)**	20	224
Trading securities	**(8,737)**	(5,222)	5,043
Derivative assets	**(8,745)**	(2,230)	33,880
Derivative liabilities	**9,532**	5,533	(26,137)
Other	**366**	(2,665)	2,781
Net cash from (used in) operating activities	**(759)**	3,082	24,643
Cash flows from (used in) financing activities			
Change in deposits	**51,143**	26,645	14,319
Change in securities sold short	**739**	6,054	(877)
Change in securities sold under repurchase agreements	**199**	8,954	(2,460)
Issue of subordinated notes and debentures **(Note 14)**	**1,000**	–	–
Repayment of subordinated notes and debentures **(Note 14)**	**(1,814)**	(35)	(20)
Repayment or redemption of liability for preferred shares and capital trust securities **(Notes 15, 16)**	**(550)**	(863)	1
Translation adjustment on subordinated notes and debentures issued in a foreign currency and other	**(22)**	158	(37)
Common shares issued **(Note 18)**	**951**	657	1,544
Sale of treasury shares **(Note 18)**	**2,210**	2,196	1,799
Purchase of treasury shares **(Note 18)**	**(2,223)**	(2,221)	(1,762)
Dividends paid	**(1,835)**	(1,766)	(1,791)
Net proceeds from issuance of preferred shares **(Note 18)**	**–**	–	1,497
Net cash from (used in) financing activities	**49,798**	39,779	12,213
Cash flows from (used in) investing activities			
Interest-bearing deposits with banks	**(1,879)**	(33)	(6,313)
Activity in available-for-sale and held-to-maturity securities			
Purchases	**(72,308)**	(80,778)	(92,331)
Proceeds from maturities	**29,118**	40,510	43,101
Proceeds from sales	**30,737**	23,731	33,022
Net change in loans, net of securitizations	**(40,930)**	(25,172)	(51,036)
Proceeds from loan securitizations **(Note 5)**	**13,337**	15,580	27,491
Net purchases of premises, equipment, and other depreciable assets	**(304)**	(770)	(820)
Securities purchased under reverse repurchase agreements	**(2,941)**	(17,710)	10,275
Net cash acquired (paid) for acquisitions **(Note 8)**	**(3,309)**	2,024	–
Net cash from (used in) investing activities	**(48,479)**	(42,618)	(36,611)
Effect of exchange rate changes on cash and due from banks	**(38)**	(83)	(159)
Net increase in cash and due from banks	**522**	160	86
Impact due to reporting-period alignment of U.S. entities **(Note 1)**	**–**	–	(189)
Cash and due from banks at beginning of year	**2,574**	2,414	2,517
Cash and due from banks at end of year	**$ 3,096**	$ 2,574	$ 2,414
Supplementary disclosure of cash flow information			
Amount of interest paid during the year	**$ 5,795**	$ 5,865	$ 8,337
Amount of income taxes paid (refunded) during the year	**2,076**	917	(1,198)

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying Consolidated Financial Statements and accounting principles followed by The Toronto-Dominion Bank and its subsidiaries (the Bank), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI), conform with Canadian generally accepted accounting principles (GAAP).

Certain disclosures are included in the Management's Discussion and Analysis (MD&A) as permitted by GAAP and are discussed in the Managing Risk section of the 2011 MD&A. These disclosures are shaded in the 2011 MD&A and form an integral part of the 2011 Consolidated Financial Statements. The 2011 Consolidated Financial Statements include all adjustments that are, in the opinion of management, necessary for a fair presentation of results for the periods presented. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

The significant accounting policies and practices followed by the Bank are:

BASIS OF CONSOLIDATION

The Consolidated Financial Statements include the assets, liabilities, results of operations, and cash flows of the Bank and its subsidiaries and certain variable interest entities (VIEs) after elimination of intercompany transactions and balances. Subsidiaries are corporations or other legal entities controlled by the Bank. VIEs are described in Note 6. The Bank uses the purchase method to account for all business acquisitions.

When the Bank does not own all of the equity of the subsidiary, the minority shareholders' interest is disclosed in the Consolidated Balance Sheet as non-controlling interest in subsidiaries and the income accruing to the minority interest holders, net of tax, is disclosed as a separate line item in the Consolidated Statement of Income.

The proportionate consolidation method is used to account for investments in which the Bank exercises joint control. Only the Bank's specific pro-rata share of assets, liabilities, income, and expenses is consolidated.

Entities over which the Bank has significant influence are accounted for using the equity method of accounting. The Bank's share of earnings, gains and losses realized on disposition, and write-downs to reflect other-than-temporary impairment in the value of such entities is reported in the Consolidated Statement of Income. The Bank's equity share in TD Ameritrade's earnings is reported on a one month lag basis.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions based on information available as at the date of the financial statements. Actual results could materially differ from those estimates. Loan losses, fair value of certain financial instruments, consolidation of VIEs, income taxes, securitizations, valuation of goodwill and other intangibles, pensions and post-retirement benefits, and contingent liabilities are areas where management makes significant estimates that are dependent on significant assumptions in determining the amounts to be recorded in the Consolidated Financial Statements.

TRANSLATION OF FOREIGN CURRENCIES

Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet date and non-monetary assets and liabilities are translated at historical exchange rates. Foreign currency income and expenses are translated at average exchange rates prevailing throughout the year. Unrealized translation gains and losses and all realized gains and losses are included in non-interest income except for available-for-sale securities where unrealized translation gains and losses are recorded in other comprehensive income until the asset is sold or becomes impaired.

For self-sustaining foreign currency denominated operations, all assets and liabilities are translated at exchange rates in effect at the balance sheet date and all income and expenses are translated at average exchange rates for the year. Unrealized translation gains and losses relating to the Bank's self-sustaining operations, net of any offsetting gains or losses arising from hedges of these positions, and applicable income taxes, are included in other comprehensive income. The accumulated translation gains or losses are included in non-interest income either on disposal of the investments or upon the reduction in the net investment as a result of capital transactions such as dividend distributions. The investment balance of a foreign entity accounted for by the equity method is translated into Canadian dollars, prior to the application of the equity method, with any exchange gains or losses recognized in non-interest income.

CASH AND DUE FROM BANKS

Cash and due from banks consist of cash and amounts due from banks which are issued by investment grade financial institutions. These amounts are due on demand or have an original maturity of three months or less.

REVENUE RECOGNITION

Investment and securities services income include asset management fees, administration and commission fees, and investment banking fees. Asset management fees and administration and commission fees include income from investment management and related services, custody and institutional trust services and brokerage services, which are recognized as income over the period in which the related service is rendered. Investment banking fees including advisory fees, are recognized as income when earned, and underwriting fees, net of syndication expenses, are recognized as income when the Bank has rendered all services to the issuer and is entitled to collect the fee.

Card services income including interchange income from credit and debit cards and annual fees, are recognized as earned, except for annual fees, which are recognized over a 12-month period.

Service charges and trust fee income are recognized as earned.

Revenue recognition policies related to financial instruments and insurance are described in the accounting policies below.

SPECIFIC ACCOUNTING POLICIES

To facilitate a better understanding of the Bank's Consolidated Financial Statements, significant accounting policies are disclosed in the notes, where applicable, with related disclosures. A listing of all the notes is as follows:

CHANGES IN ACCOUNTING POLICIES

Financial Instruments – 2009 Amendments

Debt Securities Classified as Loans and Loans Classified as Trading

In August 2009, the Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants (CICA) amended CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement* and CICA Handbook Section 3025, *Impaired Loans* (the 2009 Amendments). The 2009 Amendments changed the definition of a loan such that certain debt securities may be classified as loans if they do not have a quoted price in an active market and it is not the Bank's intent to sell the securities immediately or in the near term. Debt securities classified as loans are assessed for impairment using the incurred credit loss model of CICA Handbook Section 3025. Under this model, the carrying value of a loan is reduced to its estimated realizable amount when it is determined that it is impaired. Loan impairment accounting requirements are also applied to held-to-maturity financial assets as a result of the 2009 Amendments. Debt securities that are classified as available-for-sale continue to be written down to their fair value through the Consolidated Statement of Income when the impairment is considered to be other than temporary; however, the impairment loss can be reversed if the fair value subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized.

As a result of the 2009 Amendments, the Bank reclassified certain debt securities from available-for-sale to loans effective November 1, 2008 at their amortized cost as of that date. To be eligible for reclassification, the debt securities had to meet the amended definition of a loan on November 1, 2008. Prior to the reclassification, the debt securities were accounted for at fair value with changes in fair value recorded in other comprehensive income. After the reclassification, they are accounted for at amortized cost using the effective interest rate method.

In addition, the Bank also reclassified held-to-maturity securities that did not have a quoted price in an active market to loans as required by the 2009 Amendments. The securities were accounted for at amortized cost both before and after the reclassification.

The following table shows carrying values of the reclassified debt securities as at October 31, 2008 and November 1, 2008.

Debt Securities Reclassified to Loans

(millions of Canadian dollars)	Amount
Available-for-sale debt securities reclassified to loans[1]	
Non-agency collateralized mortgage obligation portfolio	$ 8,435
Corporate and other debt	277
	8,712
Held-to-maturity debt securities reclassified to loans	
U.S. federal, state and municipal government and agencies debt	69
Other OECD government-guaranteed debt	459
Other debt securities	1,424
	1,952
Total carrying value of debt securities reclassified to loans on October 31, 2008	10,664
Transition adjustment for change in measurement basis, pre tax[2]	895
Gross amount of debt securities classified as loans on November 1, 2008	11,559
Transition adjustment for recognition of a general allowance, pre tax[3]	(95)
Net carrying value of debt securities classified as loans on November 1, 2008	$ 11,464

[1] Prior to the reclassification, the debt securities were accounted for at fair value with changes in fair value recorded in other comprehensive income. After the reclassification, the debt securities are accounted for at amortized cost.
[2] $563 million after tax.
[3] $59 million after tax.

In addition, the 2009 Amendments required loans for which the Bank has the intention to sell immediately or in the near term to be classified as trading. As a result, they are accounted for at fair value, with changes in fair value recorded in the Consolidated Statement of Income. Prior to the adoption of the 2009 Amendments, these loans were accounted for at amortized cost. These loans are recorded in residential mortgages and business and government loans on the Consolidated Balance Sheet. This change did not have a material impact on the financial position, cash flows, or earnings of the Bank.

Alignment of Reporting Period of U.S. Entities

Effective April 30, 2009, the reporting periods of TD Bank, N.A., which currently operates as TD Bank, America's Most Convenient Bank, were aligned with the reporting period of the Bank to eliminate the one month lag in financial reporting. Prior to April 30, 2009, the reporting period of TD Bank, N.A. was included in the Bank's financial statements on a one month lag. In accordance with the CICA Handbook Section 1506, *Accounting Changes*, this alignment is considered a change in accounting policy. The Bank has assessed that the impact to prior periods is not material and therefore, an adjustment was made to opening retained earnings of fiscal 2009, to align the reporting period of TD Bank, N.A. to that of the Bank's reporting period. Accordingly, the results of TD Bank, N.A. for the twelve months ended October 31, 2011, 2010, and 2009 have been included with the results of the Bank for the twelve months ended October 31, 2011, 2010, and 2009. The one month impact of aligning the reporting period of U.S. entities has been included directly in retained earnings and not in the Consolidated Statement of Income.

FUTURE ACCOUNTING AND REPORTING CHANGES

Transition to International Financial Reporting Standards

The Bank, a publicly accountable entity, is transitioning from Canadian GAAP to International Financial Reporting Standards (IFRS), effective for interim and annual periods beginning in the first quarter of fiscal 2012. Please refer to Note 34 of the Consolidated Financial Statements for the IFRS opening Consolidated Balance Sheet as at November 1, 2010 (IFRS opening Consolidated Balance Sheet) and related disclosures including a summary of the Bank's first-time adoption transition elections under IFRS 1 and other significant differences between Canadian GAAP and IFRS. These disclosures form the starting point for the Bank's financial reporting under IFRS and have been provided to allow a better understanding of the expected effect on the consolidated financial statements as a result of the adoption of IFRS. The interim and annual fiscal 2012 Consolidated Financial Statements will also include fiscal 2011 comparatives, related transitional reconciliations and note disclosures.

IFRS uses a conceptual framework similar to Canadian GAAP; however, certain differences exist related to items such as recognition, measurement, and disclosure; certain of which may have a significant impact on the Bank's accounting policies.

NOTE 2 FAIR VALUE OF FINANCIAL INSTRUMENTS

Certain financial instruments are carried on the balance sheet at their fair value. These financial instruments include securities and loans held in the trading portfolio, securities and loans designated as trading under the fair value option, securities classified as available-for-sale, derivative financial instruments, certain deposits classified as trading, and obligations related to securities sold short.

DETERMINATION OF FAIR VALUE

The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the fair value of the consideration given or received. The best evidence of fair value is quoted prices in active markets, and is based on bid prices for financial assets, and offered prices for financial liabilities. When financial assets and liabilities have offsetting market risks, the Bank uses mid-market prices as a basis for establishing fair values for the offsetting risk positions and applies the bid or offered price to the net open position, as appropriate. When there is no active market for the instrument, the fair value may be based on other observable current market transactions involving the same instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. These techniques include comparisons with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. For certain financial instruments, fair values may be determined in whole or in part by using valuation techniques, such as internally developed valuation models, which may incorporate non-observable market inputs.

If there is a difference between the value based on a valuation technique which includes inputs from observable markets, and the initial transaction price, the difference is referred to as inception profit or loss, and is recognized into income upon initial recognition of the instrument. When an instrument is measured using a valuation technique that utilizes significant non-observable market inputs, it is initially valued at the transaction price, which is considered the best estimate of fair value. Subsequent to initial recognition, any difference between the transaction price and the value determined by the valuation technique at initial recognition is recognized into income as non-observable inputs become observable.

If the fair value of a financial asset measured at fair value becomes negative, it is recorded as a financial liability until either its fair value becomes positive, at which time it is recorded as a financial asset, or until it is extinguished.

VALUATION ADJUSTMENTS

The Bank recognizes various types of valuation adjustments to account for system limitations or measurement uncertainty in determining fair value when using valuation techniques. Valuation adjustments reflect the Bank's assessment of factors that market participants would use in pricing the asset or liability. These include, but are not limited to, the unobservability of inputs used in the pricing model, or assumptions about risk, such as creditworthiness of each counterparty and risk premiums that market participants would require given the inherent risk in the pricing model.

METHODS AND ASSUMPTIONS

The Bank calculates fair values based on the following methods of valuation and assumptions:

Financial Instruments Whose Carrying Value Approximates Fair Value

For certain financial assets and financial liabilities that are short term in nature or contain variable rate features, fair value is based on the appropriate prevailing interest rates and/or credit curves. The fair value of cash and due from banks, interest-bearing deposits with banks, customers' liability under acceptances, acceptances, securities purchased under reverse repurchase agreements, and obligations related to securities sold under repurchase agreements, are considered to approximate carrying value.

Government and Government-related Securities

The fair value of Canadian government debt securities is primarily based on quoted prices in active markets, where available. Where quoted prices are not available, valuation techniques such as discounted cash flow models may be used, which maximize the use of observable inputs such as government yield curves.

The fair value of U.S. federal and state government, as well as agency debt securities, is determined by reference to recent transaction prices, broker quotes or third-party vendor prices. Brokers or third-party vendors may use a pool-specific valuation model to value these securities. Observable market inputs to the model include To Be Announced (TBA) market prices, the applicable indices, and metrics such as the coupon, maturity, and weighted average maturity of the pool. U.S. municipal government securities are valued using inputs obtained from a widely accepted comprehensive U.S. municipal reference database, MuniView. Inputs include reported trades, material event notices, and new issuance data. Other inputs used in the valuation model include, but are not limited to, indexed yield curves and trading spreads.

The fair value of residential mortgage-backed securities is primarily determined using valuation techniques, such as the use of option-adjusted spread (OAS) models which include inputs such as prepayment rate assumptions related to the underlying collateral. Observable inputs include, but are not limited to, indexed yield curves, and bid-ask spreads. Other inputs may include volatility assumptions derived using Monte Carlo simulations and take into account factors such as counterparty credit quality, liquidity and concentration.

Other Debt Securities

The fair value of corporate and other debt securities, including debt securities reclassified from trading, is primarily based on broker quotes, third-party vendor prices, or other valuation techniques, such as discounted cash flow techniques. Market inputs used in the valuation techniques or underlying third-party vendor prices or broker quotes include benchmark and government yield curves, credit spreads, and trade execution data.

Asset-backed securities are primarily fair valued using third-party vendor prices. The third-party vendor employs a valuation model which maximizes the use of observable inputs such as benchmark yield curves and bid-ask spreads. The model also takes into account relevant data about the underlying collateral, such as weighted average terms to maturity and prepayment rate assumptions.

Equity Securities

The fair value of equity securities is based on quoted prices in active markets, where available. Where quoted prices in active markets are not readily available, or there is a wide bid-offer spread, fair value is determined based on quoted market prices for similar securities. If there are trading restrictions on the equity security held, a valuation adjustment is recorded against available prices to reflect the nature of the restriction.

Retained Interests

The methods and assumptions used to determine fair value of retained interests are described in Note 5, Loan Securitizations.

Loans

The estimated fair value of loans carried at amortized cost, other than debt securities classified as loans, reflects changes in market price that have occurred since the loans were originated or purchased, including changes in the creditworthiness. For fixed-rate performing loans, estimated fair value is determined by discounting the expected future cash flows related to these loans at current market interest rates for loans with similar credit risks. The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk. For floating rate performing loans, changes in interest rates have minimal impact on fair value since loans reprice to market frequently. On that basis, in the absence of deterioration in credit, fair value is assumed to approximate carrying value.

At initial recognition, debt securities classified as loans do not include debt securities with quoted prices in active markets. Similar to other debt securities not classified as loans, when quoted market prices are not readily available, fair value is based on quoted market prices of similar securities, other third-party evidence or by using a valuation technique that maximizes the use of observable market inputs. If quoted prices in active markets subsequently become available, these are used to determine fair value for debt securities classified as loans.

The fair value of loans carried at fair value, which includes trading loans and loans designated as trading under the fair value option, is determined using observable market prices, where available. Where the Bank is a market maker for loans traded in the secondary market, fair value is determined using executed prices, or prices for comparable trades. For those loans where the Bank is not a market maker, the Bank obtains broker quotes from other reputable dealers. The prices are corroborated as part of the Bank's independent review process, which may include using valuation techniques or obtaining consensus or composite prices from pricing services.

Derivative Financial Instruments

The fair value of exchange-traded derivative financial instruments is based on quoted market prices. The fair value of over-the-counter (OTC) derivative financial instruments is estimated using well established valuation techniques, such as discounted cash flow techniques, Black-Scholes model, and Monte Carlo simulation. The valuation models incorporate prevailing market rates and prices of underlying instruments with similar maturities and characteristics.

Prices derived by using models are recorded net of valuation adjustments. The inputs used in the valuation models depend on the type of derivative and the nature of the underlying instrument and are specific to the instrument being valued. Inputs can include, but are not limited to, interest rate yield curves, foreign exchange rates, dividend yield projections, recovery rates, volatilities, spot prices, and correlation.

A credit risk valuation adjustment (CRVA) is recorded against the model value of OTC derivatives to account for the uncertainty that either counterparty in a derivative transaction may not be able to fulfill its obligations under the transaction. In determining CRVA, the Bank takes into account master netting agreements and collateral, and considers the creditworthiness of the counterparty and the Bank itself, in assessing potential future amounts owed to, or by the Bank.

As at October 31, 2011, the CRVA recorded against the model value of OTC derivatives was $183 million (2010 – $178 million).

In the case of defaulted counterparties, a specific provision is established to recognize the estimated realizable value, net of collateral held, based on market pricing in effect at the time the default is recognized. In these instances, the estimated realizable value is measured by discounting the expected future cash flows at an appropriate effective interest rate immediately prior to impairment, after adjusting for the value of collateral.

Deposits

The estimated fair value of term deposits is determined by discounting the contractual cash flows using interest rates currently offered for deposits with similar terms.

For deposits with no defined maturities, the Bank considers fair value to equal carrying value, which is equivalent to the amount payable on the balance sheet date.

For trading deposits, fair value is determined using discounted cash flow valuation techniques which maximize the use of observable market inputs such as benchmark yield curves and foreign exchange rates. The Bank considers the impact of its own creditworthiness in the valuation of these deposits by reference to observable market inputs.

Obligations Related to Securities Sold Short

The fair value of these obligations is based on the fair value of the underlying securities, which can include equity or debt securities. As these obligations are fully collateralized, the method used to determine fair value would be the same as that of the relevant underlying equity or debt securities.

Subordinated Notes and Debentures

The fair values of subordinated notes and debentures are based on quoted market prices for similar issues or current rates offered to the Bank for debt of equivalent credit quality and remaining maturity.

Liabilities for Preferred Shares and Capital Trust Securities

The fair values for preferred share liabilities and capital trust securities are based on quoted market prices of the same or similar financial instruments.

Management validates that the estimates of fair value are reasonable using a process of obtaining multiple quotes of external market prices and values of inputs. Management consistently applies valuation models and controls over a period of time in the valuation process. The valuations are also validated by past experience and through actual cash settlement under the contract terms.

The fair values in the following table exclude the value of assets that are not financial instruments, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which are of significant value to the Bank.

Financial Assets and Liabilities

(millions of Canadian dollars)		2011		2010
	Carrying value	**Fair value**	Carrying value	Fair value
FINANCIAL ASSETS				
Cash and due from banks	**$ 3,096**	**$ 3,096**	$ 2,574	$ 2,574
Interest-bearing deposits with banks	**21,015**	**21,015**	19,136	19,136
Trading securities[1]				
Government and government-related securities	**$ 29,880**	**$ 29,880**	$ 23,921	$ 23,921
Other debt securities	**10,045**	**10,045**	9,206	9,206
Equity securities	**27,065**	**27,065**	24,978	24,978
Retained interests	**1,289**	**1,289**	1,437	1,437
Total trading securities	**$ 68,279**	**$ 68,279**	$ 59,542	$ 59,542
Available-for-sale securities				
Government and government-related securities	**$ 83,064**	**$ 83,064**	$ 59,761	$ 59,761
Other debt securities	**30,277**	**30,277**	36,361	36,361
Equity securities	**1,942**	**2,058**	2,005	2,173
Debt securities reclassified from trading[2]	**1,986**	**1,986**	4,228	4,228
Total available-for-sale securities[3]	**$ 117,269**	**$ 117,385**	$ 102,355	$ 102,523
Held-to-maturity securities				
Government and government-related securities	**$ 6,488**	**$ 6,627**	$ 9,119	$ 9,330
Other debt securities	**502**	**510**	596	607
Total held-to-maturity securities	**$ 6,990**	**$ 7,137**	$ 9,715	$ 9,937
Securities purchased under reverse repurchase agreements	**$ 53,599**	**$ 53,599**	$ 50,658	$ 50,658
Loans[1]	**303,495**	**306,957**	269,853	271,822
Customers' liability under acceptances	**7,815**	**7,815**	7,757	7,757
Derivatives	**60,420**	**60,420**	51,675	51,675
Other assets	**12,648**	**12,648**	14,155	14,155
FINANCIAL LIABILITIES				
Deposits	**$ 451,501**	**$ 453,601**	$ 406,980	$ 409,067
Trading deposits	**29,613**	**29,613**	22,991	22,991
Acceptances	**7,815**	**7,815**	7,757	7,757
Obligations related to securities sold short	**24,434**	**24,434**	23,695	23,695
Obligations related to securities sold under repurchase agreements	**25,625**	**25,625**	25,426	25,426
Derivatives	**63,217**	**63,217**	53,685	53,685
Other liabilities	**16,158**	**16,158**	15,905	15,905
Subordinated notes and debentures	**11,670**	**12,526**	12,506	13,529
Liability for preferred shares and capital trust securities	**32**	**53**	582	613

[1] Trading securities and loans include securities and loans, respectively designated as trading under the fair value option.

[2] Includes fair value of government and government-insured securities as at October 31, 2011, of nil (2010 – $18 million) and other debt securities of $1,986 million (2010 – $4,210 million).

[3] As at October 31, 2011, certain securities in the available-for-sale portfolio with a carrying value of $1,742 million (2010 – $2,004 million) do not have quoted market prices and are carried at cost. The fair value of these certain securities was $1,858 million (2010 – $2,172 million) and is included in the table above.

Fair Value Hierarchy

CICA Handbook Section 3862 requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1: Fair value is based on quoted market prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain Canadian and U.S. treasury bills and other Canadian and U.S. government and agency mortgage-backed securities that are highly liquid and are actively traded in OTC markets.

Level 2: Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in markets that are not active, and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using valuation techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Level 2 assets and liabilities generally include Canadian and U.S. government securities, Canadian and U.S. agency mortgage-backed debt securities, corporate debt securities, certain derivative contracts, and certain trading deposits.

Level 3: Fair value is based on non-observable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially fair valued at their transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using valuation models, discounted cash flow methodologies, or similar techniques. Level 3 assets and liabilities primarily include retained interests in loan securitizations and certain derivative contracts.

The following table presents as at October 31, 2011 and 2010, the level within the fair value hierarchy for each of the financial assets and liabilities measured at fair value:

Fair Value Hierarchy for Financial Assets and Liabilities Measured at Fair Value

(millions of Canadian dollars)				**2011**				2010
	Level 1	**Level 2**	**Level 3**	**Total**	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS								
Trading securities[1]								
Government and government-related securities								
Canadian government debt								
Federal	**$ 2,755**	**$ 8,804**	**$ –**	**$ 11,559**	$ 2,625	$ 5,543	$ –	$ 8,168
Provinces	**1**	**3,379**	**5**	**3,385**	–	3,213	14	3,227
U.S. federal, state, municipal governments, and agencies debt	**2,210**	**5,411**	**–**	**7,621**	765	6,546	37	7,348
Other OECD government guaranteed debt	**–**	**4,809**	**–**	**4,809**	–	4,102	–	4,102
Mortgage-backed securities – residential	**–**	**1,428**	**–**	**1,428**	–	1,076	–	1,076
Other debt securities								
Canadian issuers	**25**	**2,949**	**30**	**3,004**	16	3,134	51	3,201
Other issuers	**–**	**8,040**	**79**	**8,119**	–	5,923	82	6,005
Equity securities								
Preferred shares	**31**	**–**	**–**	**31**	27	–	–	27
Common shares	**24,714**	**2,320**	**–**	**27,034**	23,907	1,044	–	24,951
Retained interests	**–**	**–**	**1,289**	**1,289**	–	–	1,437	1,437
	$ 29,736	**$ 37,140**	**$ 1,403**	**$ 68,279**	$ 27,340	$ 30,581	$ 1,621	$ 59,542
Available-for-sale securities								
Government and government-related securities								
Canadian government debt								
Federal	**$ 8,052**	**$ 3,454**	**$ –**	**$ 11,506**	$ 10,850	$ 398	$ –	$ 11,248
Provinces	**–**	**369**	**–**	**369**	–	388	–	388
U.S. federal, state, municipal governments, and agencies debt	**–**	**28,271**	**–**	**28,271**	–	10,792	–	10,792
Other OECD government guaranteed debt	**–**	**13,430**	**–**	**13,430**	–	11,140	–	11,140
Mortgage-backed securities – residential	**–**	**29,363**	**–**	**29,363**	–	25,862	–	25,862
Other debt securities								
Asset-backed securities	**–**	**22,947**	**–**	**22,947**	–	20,161	–	20,161
Corporate and other debt	**–**	**7,306**	**24**	**7,330**	39	16,137	24	16,200
Equity securities								
Preferred shares	**95**	**–**	**–**	**95**	105	–	–	105
Common shares	**80**	**150**	**–**	**230**	104	123	–	227
Debt securities reclassified from trading[2]	**–**	**1,828**	**158**	**1,986**	–	4,164	64	4,228
	$ 8,227	**$ 107,118**	**$ 182**	**$ 115,527**	$ 11,098	$ 89,165	$ 88	$ 100,351
Loans[1]	**$ –**	**$ 526**	**$ 11**	**$ 537**	$ –	$ 245	$ 28	$ 273
Derivatives								
Interest rate contracts	**$ 23**	**$ 35,832**	**$ 9**	**$ 35,864**	$ 4	$ 27,469	$ 46	$ 27,519
Foreign exchange contracts	**358**	**17,900**	**16**	**18,274**	385	19,328	170	19,883
Credit contracts	**–**	**130**	**21**	**151**	–	167	21	188
Equity contracts	**1**	**4,318**	**630**	**4,949**	11	2,742	557	3,310
Commodity contracts	**149**	**1,026**	**7**	**1,182**	150	620	5	775
	$ 531	**$ 59,206**	**$ 683**	**$ 60,420**	$ 550	$ 50,326	$ 799	$ 51,675
FINANCIAL LIABILITIES								
Trading deposits	**$ –**	**$ 28,533**	**$ 1,080**	**$ 29,613**	$ –	$ 21,881	$ 1,110	$ 22,991
Obligations related to securities sold short	**12,945**	**11,487**	**2**	**24,434**	10,846	12,819	30	23,695
Derivatives								
Interest rate contracts	**$ 19**	**$ 32,444**	**$ 119**	**$ 32,582**	$ 3	$ 25,632	$ 122	$ 25,757
Foreign exchange contracts	**318**	**23,521**	**14**	**23,853**	452	22,814	85	23,351
Credit contracts	**–**	**182**	**31**	**213**	–	180	43	223
Equity contracts	**–**	**4,516**	**973**	**5,489**	–	2,721	922	3,643
Commodity contracts	**114**	**958**	**8**	**1,080**	71	630	10	711
	$ 451	**$ 61,621**	**$ 1,145**	**$ 63,217**	$ 526	$ 51,977	$ 1,182	$ 53,685

[1] Trading securities and loans include securities and loans, respectively designated as trading under the fair value option.

[2] Includes fair value of government and government-insured securities as at October 31, 2011 of nil (2010 – $18 million) and other debt securities as at October 31, 2011 of $1,986 million (2010 – $4,210 million).

There were no significant transfers between Level 1 and Level 2 during the years ended October 31, 2011 and 2010.

The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 non-observable inputs for the years ended October 31, 2011 and 2010.

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities

(millions of Canadian dollars)		Total realized and unrealized gains (losses)		Movements			Transfers			
	Fair value as at Nov. 1, 2010	Included in income[1]	Included in OCI	Purchases	Issuances	Other[2]	Into Level 3	Out of Level 3	Fair value as at Oct. 31, 2011	Change in unrealized gains (losses) on instruments still held[3]
FINANCIAL ASSETS										
Trading securities										
Government and government-related securities										
Canadian government debt										
Federal	$ –	$ –	$ –	$ 15	$ –	$ (15)	$ –	$ –	$ –	$ (1)
Provinces	14	1	–	45	–	(55)	–	–	5	(1)
U.S. federal, state, municipal governments, and agencies debt	37	–	–	–	–	(37)	–	–	–	–
Other OECD government guaranteed debt	–	–	–	–	–	–	–	–	–	–
Other debt securities										
Canadian issuers	51	3	–	85	–	(111)	16	(14)	30	(5)
Other issuers	82	15	–	557	–	(454)	92	(213)	79	(11)
Equity securities										
Preferred shares	–	–	–	34	–	(34)	–	–	–	–
Common shares	–	–	–	12	–	(12)	–	–	–	(2)
Retained interests	1,437	178	–	–	571	(897)	–	–	1,289	80
	$ 1,621	$ 197	$ –	$ 748	$ 571	$ (1,615)	$ 108	$ (227)	$ 1,403	$ 60
Available-for-sale securities										
Other debt securities										
Corporate and other debt	$ 24	$ –	$ 1	$ 66	$ –	$ (69)	$ 2	$ –	$ 24	$ 1
Debt securities reclassified from trading	64	6	(11)	–	–	(1)	100	–	158	(4)
	$ 88	$ 6	$ (10)	$ 66	$ –	$ (70)	$ 102	$ –	$ 182	$ (3)
Loans[4]	$ 28	$ 19	$ –	$ 3	$ –	$ (27)	$ 8	$ (20)	$ 11	$ 3
FINANCIAL LIABILITIES										
Trading deposits	$ 1,110	$ 20	$ –	$ –	$ 467	$ (517)	$ –	$ –	$ 1,080	$ 19
Obligations related to securities sold short	30	(1)	–	(42)	–	36	6	(27)	2	1
Derivatives[5]	$ 383	$ 139	$ –	$ (749)	$ 291	$ 398	$ –	$ –	$ 462	$ 168

[1] Gains (losses) on financial assets and liabilities included in income are recorded in net securities gains (losses), trading income (loss), and other income on the Consolidated Statement of Income.

[2] Consists of sales and settlements.

[3] Changes in unrealized gains (losses) for available-for-sale securities are recorded in accumulated other comprehensive income.

[4] Includes trading loans.

[5] Consists of derivative assets of $683 million (2010 – $799 million) and derivative liabilities of $1,145 million (2010 – $1,182 million), both of which are measured using significant level 3 inputs, as at October 31, 2011, which have been netted on this table for presentation purposes only.

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities

(millions of Canadian dollars)	Fair value as at Nov. 1, 2009	Total realized and unrealized gains (losses)		Movements			Transfers		Fair value as at Oct. 31, 2010	Change in unrealized gains (losses) on instruments still held[3]
		Included in income[1]	Included in OCI	Purchases	Issuances	Other[2]	Into Level 3	Out of Level 3		
FINANCIAL ASSETS										
Trading securities										
Government and government-related securities										
Canadian government debt										
Federal	$ 15	$ –	$ –	$ –	$ –	$ (15)	$ –	$ –	$ –	$ –
Provinces	4	1	–	12	–	(23)	26	(6)	14	–
U.S. federal, state, municipal governments, and agencies debt	39	6	–	–	–	(8)	–	–	37	2
Other OECD government guaranteed debt	4	1	–	6	–	(2)	–	(9)	–	–
Other debt securities										
Canadian issuers	48	3	–	82	–	(110)	62	(34)	51	1
Other issuers	312	19	–	432	–	(554)	123	(250)	82	–
Equity securities										
Common shares	1	–	–	1	–	(2)	–	–	–	–
Retained interests	1,339	173	–	–	669	(744)	–	–	1,437	99
	$ 1,762	$ 203	$ –	$ 533	$ 669	$ (1,458)	$ 211	$ (299)	$ 1,621	$ 102
Available-for-sale securities										
Other debt securities										
Corporate and other debt	$ –	$ –	$ (9)	$ –	$ –	$ –	$ 33	$ –	$ 24	$ (9)
Debt securities reclassified from trading	168	9	(3)	–	–	(20)	–	(90)	64	2
	$ 168	$ 9	$ (12)	$ –	$ –	$ (20)	$ 33	$ (90)	$ 88	$ (7)
Loans[4]	$ 22	$ 3	$ –	$ 8	$ –	$ (7)	$ 3	$ (1)	$ 28	$ 5
FINANCIAL LIABILITIES										
Trading deposits	$ 940	$ 52	$ –	$ –	$ 405	$ (287)	$ –	$ –	$ 1,110	$ 69
Obligations related to securities sold short	8	2	–	(13)	–	11	28	(6)	30	2
Derivatives[5]	531	(35)	–	(122)	255	(241)	(3)	(2)	383	33

[1] Gains (losses) on financial assets and liabilities included in income are recorded in net securities gains (losses), trading income (loss), and other income on the Consolidated Statement of Income.

[2] Consists of sales and settlements.

[3] Changes in unrealized gains (losses) for available-for-sale securities are recorded in accumulated other comprehensive income.

[4] Includes trading loans.

[5] Consists of derivative assets of $683 million (2010 – $799 million) and derivative liabilities of $1,145 million (2010 – $1,182 million), both of which are measured using significant level 3 inputs, as at October 31, 2011, which have been netted on this table for presentation purposes only.

Significant transfers into and out of Level 3 reflected in the tables above, occur mainly due to the following reasons:

- Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
- Transfers from Level 2 to Level 3 occur when an instrument's fair value, which was previously determined using valuation techniques with significant observable market inputs or broker-dealer quotes, is now determined using valuation techniques with significant non-observable market inputs or broker-dealer quotes.

The following table summarizes the potential effect of using reasonable possible alternative assumptions for financial assets and financial liabilities held, as at October 31, 2011 and 2010, that are classified in Level 3 of the fair value hierarchy. The Bank used the following approach to develop the sensitivity analysis assumptions for Level 3 financial assets and financial liabilities: For interest rate derivatives, the sensitivity is calculated by shocking the volatility of unobservable spreads. For credit derivatives, unobservable credit spreads are shocked using assumptions derived from the underlying bond position credit spreads. For equity derivatives, the sensitivity is calculated by shocking volatility, dividends, correlation, or the price of the underlying equity instrument. For retained interests, the sensitivity analysis is described in more detail in Note 5, and is calculated by changing the estimates of prepayment rates.

Sensitivity Analysis of Level 3 Financial Assets and Liabilities

(millions of Canadian dollars)	**2011**		2010	
	Impact to net assets		Impact to net assets	
	Decrease in fair value	**Increase in fair value**	Decrease in fair value	Increase in fair value
FINANCIAL ASSETS				
Trading securities				
Government and government related securities				
Canadian government debt				
Federal	**$ –**	**$ –**	$ –	$ –
Provinces	**–**	**–**	–	–
U.S. federal, state, municipal governments, and agencies debt	**–**	**–**	1	1
Other OECD government guaranteed debt	**–**	**–**	–	–
Other debt securities				
Canadian issuers	**–**	**–**	1	1
Other issuers	**1**	**1**	–	–
Equity securities				
Common shares	**–**	**–**	–	–
Retained interests	**45**	**47**	52	54
Total trading securities	**46**	**48**	54	56
Available-for-sale securities				
Government and government related securities				
U.S. federal, state, municipal governments, and agencies debt	**–**	**–**	–	–
Debt securities reclassified from trading	**4**	**4**	1	1
Total available for sale securities	**4**	**4**	1	1
Loans	**–**	**–**	2	2
Derivatives	**12**	**24**	3	25
FINANCIAL LIABILITIES				
Trading deposits	**3**	**6**	3	2
Obligations related to securities sold short	**–**	**–**	1	1
Derivatives	**58**	**36**	49	24
Total	**$ 123**	**$ 118**	$ 113	$ 111

A Level 3 financial asset or liability is first recognized at its transaction price. The difference between the transaction price at initial recognition and the value determined at that date using a valuation technique is not recognized in income until the non-observable inputs used to value these instruments become observable. The following table summarizes the aggregate difference yet to be recognized in net income due to the difference between the transaction price and the amount determined using valuation techniques with significant non-observable market inputs.

(millions of Canadian dollars)	**2011**	2010
Balance at beginning of year	**$ 12**	$ 19
New transactions	**19**	11
Recognized in the Consolidated Statement of Income during the year	**(7)**	(18)
Balance at end of year	**$ 24**	$ 12

FINANCIAL INSTRUMENTS DESIGNATED AS TRADING UNDER THE FAIR VALUE OPTION

Financial assets and financial liabilities, other than those classified as trading, may be designated as trading under the fair value option if fair values are reliably measurable, the asset or liability meets one or more of the criteria set out below, and the asset or liability is so designated by the Bank on initial recognition. Financial instruments designated as trading under the fair value option and related interest and dividend income are accounted for on the same basis as securities classified as trading.

The Bank may designate financial assets and financial liabilities as trading when the designation:

i) eliminates or significantly reduces valuation or recognition inconsistencies that would otherwise arise from measuring financial assets or financial liabilities, or recognizing gains and losses on them, on different bases; or
ii) applies to groups of financial assets, financial liabilities or combinations thereof that are managed, and their performance evaluated, on a fair value basis in accordance with a documented risk management or investment strategy, and where information about the groups of financial instruments is reported to management on that basis.

SECURITIES DESIGNATED AS TRADING UNDER THE FAIR VALUE OPTION

Certain securities that support insurance reserves within certain of the Bank's insurance subsidiaries have been designated as trading under the fair value option. The actuarial valuation of the insurance reserve is based on a discount factor using the market yield of the assets supporting the insurance reserve. By designating the securities as trading under the fair value option, the unrealized gain or loss on the securities is recognized in the Consolidated Statement of Income in the same period as the loss or income resulting from changes to the discount rate used to value the insurance reserves.

In addition, certain government and government insured securities have been combined with derivatives to form economic hedging relationships. These securities are being held as part of the Bank's overall interest rate risk management strategy and have been designated as trading under the fair value option. The derivatives are carried at fair value, with the change in fair value recognized in the Consolidated Statement of Income.

The total fair value of these securities designated as trading under the fair value option was $2,980 million as at October 31, 2011 (2010 – $2,983 million). These securities are recorded in trading securities on the Consolidated Balance Sheet.

BUSINESS AND GOVERNMENT LOANS DESIGNATED AS TRADING UNDER THE FAIR VALUE OPTION

Certain business and government loans held within a trading portfolio or economically hedged with derivatives, are designated as trading under the fair value option if the criteria described above are met. The method of determining fair value of these loans is described earlier in the Note.

The total fair value of these loans was $14 million as at October 31, 2011 (2010 – $85 million) which represents their maximum credit exposure. These loans are recorded in business and government loans on the Consolidated Balance Sheet.

These loans are managed as part of a trading portfolio with risk limits that have been approved by the Bank's risk management group and are hedged with various financial instruments, including credit derivatives. The Bank also uses other instruments within this trading portfolio to hedge its total maximum exposure to loss. At October 31, 2011, the cumulative change in fair value of these loans attributable to changes in credit risk was $9 million (2010 – nil), calculated by determining the changes in credit spread implicit in the fair value of the loans.

INCOME (LOSS) FROM FINANCIAL INSTRUMENTS DESIGNATED AS TRADING UNDER THE FAIR VALUE OPTION

During the year ended October 31, 2011, income (loss) representing net changes in the fair value of financial assets designated as trading under the fair value option was $0.03 million (2010 – $37 million; 2009 – $256 million). Income (loss) from financial instruments designated as trading under the fair value option is included in other income. This income (loss) is primarily offset by the changes in the fair value of derivatives used to economically hedge these assets and is recorded in other income (loss).

NOTE 3 SECURITIES

SECURITIES

The Bank classifies securities pursuant to the requirements of CICA Handbook Section 3855 as trading (including those designated as trading under the fair value option, described in Note 2), available-for-sale, or held-to-maturity. Debt securities classified as loans are discussed in Note 4.

Trading

Securities purchased with the intention of generating profits in the near term are recorded on a trade date basis and are classified as trading. Transaction costs are expensed as incurred. These securities are accounted for at fair value with the change in fair value as well as any gains or losses realized on disposal recognized in trading income. Dividends are recognized on the ex-dividend date and interest income is recognized on an accrual basis. Both are included in interest income.

Available-for-Sale

Securities classified as available-for-sale are recorded on a trade date basis and are carried at fair value with changes in fair value recorded in other comprehensive income. Equity securities that are classified as available-for-sale and do not have quoted market prices are recorded at cost. Gains and losses realized on disposal of available-for-sale securities are calculated on an average cost basis and are recognized in net securities gains (losses) in non-interest income. Dividends are recognized on the ex-dividend date and interest income is recognized on an accrual basis using the effective interest rate method. Both are included in interest income.

Held-to-Maturity

Securities with a fixed maturity date that the Bank intends and has the ability to hold to maturity are classified as held-to-maturity and accounted for at amortized cost. Interest income is recognized using the effective interest rate method.

IMPAIRMENT OF AVAILABLE-FOR-SALE SECURITIES

Available-for-sale securities are written down to fair value through net securities gains (losses) in non-interest income whenever it is necessary to reflect other-than-temporary impairment. In the case of debt securities classified as available-for-sale, a subsequent increase in the fair value that can be objectively related to an event that occurred after the impairment was recognized will result in a reversal of the impairment loss.

IMPAIRMENT OF HELD-TO-MATURITY SECURITIES

For held-to-maturity securities, an impairment loss is recognized when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the security to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of the principal and interest. The impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original effective interest rate.

2008 RECLASSIFICATION OF CERTAIN DEBT SECURITIES

During 2008, the Bank changed its trading strategy with respect to certain trading debt securities as a result of deterioration in markets and severe dislocation in the credit market. These debt securities were previously recorded at fair value with changes in fair value, as well as any gains or losses realized on disposal, recognized in trading income. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the available-for-sale category effective August 1, 2008.

On August 1, 2008, the fair value of debt securities reclassified from trading to available-for-sale was $6,979 million. In addition, on the date of reclassification, these debt securities had a weighted-average effective interest rate of 6.99% with expected recoverable cash flows, on an undiscounted basis, of $9,732 million. The fair value of the reclassified debt securities was $1,986 million as at October 31, 2011 (October 31, 2010 – $4,228 million). During the year ended October 31, 2011, net interest income of $183 million after tax (2010 – $262 million after tax; 2009 –$378 million after tax) was recorded relating to the reclassified debt securities. The decrease in fair value of these securities during the year ended October 31, 2011 of $229 million after tax (October 31, 2010 – increase of $108 million after tax) was recorded in other comprehensive income. Had the Bank not reclassified these debt securities, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in an decrease in net income of $229 million after tax in the year ended October 31, 2011 (2010 – increase of $108 million after tax; 2009 – increase of $687 million after tax). During the year ended October 31, 2011, reclassified debt securities with a fair value of $2,162 million (2010 – $1,594 million) were sold or matured, and $69 million after tax (2010 – $22 million after tax; 2009 – ($72) million after tax) was recorded in securities gains (losses) during the corresponding period.

SECURITIES PURCHASED UNDER REVERSE REPURCHASE AGREEMENTS, SECURITIES SOLD UNDER REPURCHASE AGREEMENTS, SECURITY BORROWING AND LENDING

Securities purchased under reverse repurchase agreements involve the purchase of securities by the Bank under agreements to resell the securities at a future date. These agreements are treated as collateralized lending transactions whereby the Bank takes possession of the purchased securities, monitors its market value relative to the amounts due under the reverse repurchase agreements, and when necessary, requires transfer of additional collateral. In the event of counterparty default, the financing agreement provides the Bank with the right to liquidate collateral held and offset the proceeds against the amount owing from the counterparty.

Obligations related to securities sold under repurchase agreements involve the sale of securities by the Bank to counterparties under agreements to repurchase the securities at a future date. These agreements are treated as collateralized borrowing transactions.

Securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements are carried at amortized cost and recorded on the Consolidated Balance Sheet at the respective prices at which the securities were originally acquired or sold, plus accrued interest. Interest earned on reverse repurchase agreements, and interest incurred on repurchase agreements is determined using the effective interest rate method and is included in interest income and interest expense, respectively, on the Consolidated Statement of Income.

In security lending transactions the Bank lends securities to a counterparty and receives collateral in the form of cash or securities. If cash collateral is received, the Bank records the cash along with an obligation to return the cash on the Consolidated Balance Sheet as an obligation related to securities sold under repurchase agreements. If securities are received as collateral, the Bank does not record the collateral on the Consolidated Balance Sheet.

In securities borrowing transactions the Bank borrows securities from a counterparty and pledges either cash or securities as collateral. If cash is pledged as collateral, the Bank records the transaction as securities purchased under reverse repurchase agreements on the Consolidated Balance Sheet. Securities pledged as collateral remain on the Bank's Consolidated Balance Sheet. Where securities are pledged as collateral, security lending income and security borrowing fees are recorded in non-interest income in the Consolidated Statement of Income. Where cash is pledged as collateral, interest incurred or received is determined using the effective interest rate method and is included in interest income and interest expense, respectively, in the Consolidated Statement of Income.

The remaining terms to contractual maturities of the securities held by the Bank are as follows:

Securities Maturity Schedule

(millions of Canadian dollars)	Remaining terms to maturities[1]							
	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	2011 Total	2010 Total
Trading securities[2]								
Government and government-related securities								
Canadian government debt								
Federal	$ 5,728	$ 2,092	$ 1,149	$ 2,079	$ 511	$ –	$ 11,559	$ 8,168
Provinces	626	604	401	1,291	463	–	3,385	3,227
U.S. federal, state, municipal governments, and agencies debt	2,724	3,182	567	176	972	–	7,621	7,348
Other OECD government guaranteed debt	4,587	507	373	341	79	–	5,887	4,102
Mortgage-backed securities – residential	49	863	484	32	–	–	1,428	1,076
	13,714	7,248	2,974	3,919	2,025	–	29,880	23,921
Other debt securities								
Canadian issuers	941	680	575	724	74	–	2,994	3,201
Other issuers	3,471	1,764	1,003	599	214	–	7,051	6,005
	4,412	2,444	1,578	1,323	288	–	10,045	9,206
Equity securities								
Preferred shares	–	–	–	–	–	31	31	27
Common shares	–	–	–	–	–	27,034	27,034	24,951
	–	–	–	–	–	27,065	27,065	24,978
Retained interests	74	630	400	33	32	120	1,289	1,437
Total trading securities	$ 18,200	$ 10,322	$ 4,952	$ 5,275	$ 2,345	$ 27,185	$ 68,279	$ 59,542
Available-for-sale securities								
Government and government-related securities								
Canadian government debt								
Federal	$ 8,192	$ 2,936	$ 86	$ 266	$ 26	$ –	$ 11,506	$ 11,248
Provinces	18	145	100	98	8	–	369	388
U.S. federal, state, municipal governments, and agencies debt	8,076	1,855	987	6,887	10,591	–	28,396	11,115
Other OECD government guaranteed debt	4,533	6,568	2,242	87	–	–	13,430	11,148
Mortgage-backed securities – residential	1,718	12,186	15,229	10	–	–	29,143	25,862
Mortgage-backed securities – commercial	–	220	–	–	–	–	220	–
	22,537	23,910	18,644	7,348	10,625	–	83,064	59,761
Other debt securities								
Asset-backed securities	16	6,932	6,550	3,269	6,180	–	22,947	20,161
Non-agency CMO	–	–	–	–	249	–	249	–
Corporate and other debt	316	3,756	2,352	606	51	–	7,081	16,200
	332	10,688	8,902	3,875	6,480	–	30,277	36,361
Debt securities reclassified from trading	275	606	470	329	306	–	1,986	4,228
Equity securities								
Preferred shares	–	–	–	–	–	288	288	320
Common shares	–	–	–	–	–	1,654	1,654	1,685
	–	–	–	–	–	1,942	1,942	2,005
Total available-for-sale securities	$ 23,144	$ 35,204	$ 28,016	$ 11,552	$ 17,411	$ 1,942	$ 117,269	$ 102,355
Held-to-maturity securities								
Government and government-related securities								
Canadian government debt								
Federal	$ 87	$ –	$ –	$ –	$ –	$ –	$ 87	$ 422
U.S. federal, state, municipal governments, and agencies debt	–	–	–	–	–	–	–	127
Other OECD government guaranteed debt	1,558	3,407	1,436	–	–	–	6,401	8,570
	1,645	3,407	1,436	–	–	–	6,488	9,119
Other debt securities								
Other issuers	187	305	10	–	–	–	502	596
	187	305	10	–	–	–	502	596
Total held-to-maturity securities	$ 1,832	$ 3,712	$ 1,446	$ –	$ –	$ –	$ 6,990	$ 9,715
Total securities	$ 43,176	$ 49,238	$ 34,414	$ 16,827	$ 19,756	$ 29,127	$ 192,538	$ 171,612

[1] Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.
[2] Trading securities include securities designated as trading under the fair value option.

Unrealized Securities Gains and Losses

(millions of Canadian dollars)				2011				2010
	Cost/ amortized cost	**Gross unrealized gains**	**Gross unrealized losses**	**Fair value**	Cost/ amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale securities								
Government and government-related securities								
Canadian government debt								
Federal	**$ 11,473**	**$ 36**	**$ 3**	**$ 11,506**	$ 11,232	$ 19	$ 3	$ 11,248
Provinces	**350**	**19**	**–**	**369**	370	18	–	388
U.S. federal, state, municipal governments, and agencies debt	**28,004**	**443**	**51**	**28,396**	10,944	200	29	11,115
Other OECD government guaranteed debt	**13,257**	**179**	**6**	**13,430**	10,986	170	8	11,148
Mortgage-backed securities – residential	**28,765**	**562**	**184**	**29,143**	25,405	568	111	25,862
Mortgage-backed securities – commercial	**221**	**–**	**1**	**220**	–	–	–	–
	82,070	**1,239**	**245**	**83,064**	58,937	975	151	59,761
Other debt securities								
Asset-backed securities	**22,516**	**504**	**73**	**22,947**	19,623	554	16	20,161
Non-agency collateralized mortgage obligation portfolio	**249**	**–**	**–**	**249**	–	–	–	–
Corporate and other debt	**6,975**	**193**	**87**	**7,081**	15,880	344	24	16,200
	29,740	**697**	**160**	**30,277**	35,503	898	40	36,361
Debt securities reclassified from trading[1]	**1,913**	**130**	**57**	**1,986**	3,928	331	31	4,228
Equity securities								
Preferred shares	**298**	**20**	**15**	**303**	326	33	12	347
Common shares	**1,592**	**181**	**18**	**1,755**	1,609	235	18	1,826
	1,890	**201**	**33**	**2,058**	1,935	268	30	2,173
Total available-for-sale securities[2]	**$ 115,613**	**$ 2,267**	**$ 495**	**$ 117,385**	$ 100,303	$ 2,472	$ 252	$ 102,523
Held-to-maturity securities								
Government and government-related securities								
Canadian government debt								
Federal	**$ 87**	**$ –**	**$ –**	**$ 87**	$ 422	$ –	$ –	$ 422
U.S. federal, state, municipal governments, and agencies debt	**–**	**–**	**–**	**–**	127	–	–	127
Other OECD government guaranteed debt	**6,401**	**140**	**1**	**6,540**	8,570	219	8	8,781
	6,488	**140**	**1**	**6,627**	9,119	219	8	9,330
Other debt securities								
Other issuers	**502**	**8**	**–**	**510**	596	11	–	607
	502	**8**	**–**	**510**	596	11	–	607
Total held-to-maturity securities	**$ 6,990**	**$ 148**	**$ 1**	**$ 7,137**	$ 9,715	$ 230	$ 8	$ 9,937
Total securities	**$ 122,603**	**$ 2,415**	**$ 496**	**$ 124,522**	$ 110,018	$ 2,702	$ 260	$ 112,460

[1] Includes fair value of government and government-insured securities as at October 31, 2011 of nil (October 31, 2010 – $18 million) and other debt securities as at October 31, 2011 of $1,986 million (October 31, 2010 – $4,210 million).

[2] As at October 31, 2011, certain securities in the available-for-sale portfolio with a carrying value of $1,742 million (2010 – $2,004 million) do not have quoted market prices and are carried at cost. The fair value of these securities was $1,858 million (2010 – $2,172 million) and is included in the table above.

In the following table, unrealized losses for available-for-sale securities are categorized as "12 months or longer" if for each of the consecutive 12 months preceding October 31, 2011, the fair value of the securities was less than the amortized cost. If not, they have been categorized as "Less than 12 months". None of these unrealized loss positions are considered to reflect other-than-temporary impairment.

Unrealized Loss Positions for Available-for-Sale Securities

(millions of Canadian dollars)						2011
	Less than 12 months		12 months or longer		Total	
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale securities						
Government and government-related securities						
Canadian government debt – federal	$ –	$ –	$ 1,479	$ 3	$ 1,479	$ 3
U.S. federal, state and municipal governments	3,771	46	582	5	4,353	51
Other OECD government-guaranteed debt	1,029	6	–	–	1,029	6
Mortgage-backed securities – residential	5,798	168	2,928	16	8,726	184
Mortgage-backed securities – commercial	220	1	–	–	220	1
	10,818	221	4,989	24	15,807	245
Other debt securities						
Asset-backed securities	5,256	56	1,275	17	6,531	73
Corporate and other debt	2,565	73	191	14	2,756	87
	7,821	129	1,466	31	9,287	160
Debt securities reclassified from trading	60	4	173	53	233	57
Equity securities						
Preferred shares	89	15	–	–	89	15
Common shares	31	8	37	10	68	18
	120	23	37	10	157	33
Total	$ 18,819	$ 377	$ 6,665	$ 118	$ 25,484	$ 495

Net Securities Gains (Losses)

(millions of Canadian dollars)	2011	2010	2009
Net realized gains (losses)			
Available-for-sale securities	$ 417	$ 134	$ (111)
Held-to-maturity securities	(1)	(8)	–
Write-downs			
Available-for-sale securities[1]	(23)	(51)	(326)
Total	$ 393	$ 75	$ (437)

[1] Included in the impairment losses on available-for-sale securities there were no losses for the year ended October 31, 2011, (2010 – $14 million; 2009 – $88 million) which related to debt securities in the reclassified portfolio as described in '2008 Reclassification of Certain Debt Securities' above. In 2010 and 2009, these losses were primarily offset by gains on credit protection held which were recorded in other income.

NOTE 4 | LOANS, IMPAIRED LOANS AND ALLOWANCE FOR CREDIT LOSSES

LOANS

Loans are non-derivative financial assets with fixed or determinable payments that the Bank does not intend to sell immediately or in the near term and that are not quoted in an active market. Loans are accounted for at amortized cost, net of an allowance for loan losses and net of unearned income, which includes prepaid interest, loan origination fees, commitment fees, loan syndication fees, and unamortized discounts.

Interest income is recorded using the effective interest rate method. Loan origination fees are considered to be adjustments to the loan yield and are recognized in interest income over the term of the loan to maintain a constant effective yield.

Commitment fees are recognized in other income over the commitment period when it is unlikely that the commitment will be called upon; otherwise, they are recognized in interest income over the term of the resulting loan. Loan syndication fees are recognized in other income upon completion of the financing placement unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing syndicate. In such cases, an appropriate portion of the fee is recognized as a yield adjustment to interest income over the term of the loan.

ACCEPTANCES

Acceptances represent a form of negotiable short-term debt issued by customers, which the Bank guarantees for a fee. Revenue is recognized on an accrual basis.

The potential liability of the Bank under acceptances is reported as a liability in the Consolidated Balance Sheet. The Bank's recourse against the customer in the event of a call on any of these commitments is reported as an asset of the same amount.

IMPAIRED LOANS

An impaired loan is any loan when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of the principal and interest. In addition, loans where a payment is contractually past due for 90 days are generally classified as impaired.

Acquired credit-impaired (ACI) loans are reported separately from impaired loans as they exhibited impairment at the date of acquisition and are accounted for based on the present value of expected cash flows on the date of acquisition and subsequent to acquisition.

As at October 31, 2011, impaired loans excludes $1.6 billion (2010 – $1.2 billion) of gross impaired debt securities classified as loans as subsequent to any recorded impairment, interest income continues to be recognized using the effective interest rate which was used to discount the future cash flows for the purpose of measuring the credit loss.

For loans other than ACI loans and debt securities classified as loans, interest on impaired loans subsequently received is recorded initially to recover principal, any previous write-offs or provisions, and collection costs. Any amounts remaining are then recorded as interest income. A loan will be reclassified back to performing status when it has been determined that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the original or revised contractual conditions of the loan and all criteria for the impaired classification have been rectified.

The impact on net interest income due to impaired loans is as follows:

Impact on Net Interest Income due to Impaired Loans

(millions of Canadian dollars)	**2011**	2010	2009
Net interest income recognized on impaired debt securities classified as loans	**$ (205)**	$ (53)	$ (2)
Reduction in net interest income due to impaired loans	**98**	106	96
Recoveries	**(11)**	(4)	(3)
Total	**$ (118)**	$ 49	$ 91

ALLOWANCE FOR CREDIT LOSSES

The Bank maintains an allowance, consisting of general and specific allowances, which it considers adequate to absorb all credit-related losses in a portfolio of instruments that are both on and off the Consolidated Balance Sheet. The allowance for loan losses, which includes allowance for residential mortgages, consumer instalment and other personal, credit card, business and government loans, and debt securities classified as loans, is deducted from the loans on the Consolidated Balance Sheet. The allowance for credit losses for off-balance sheet instruments, which relates to certain guarantees, letters of credit and undrawn lines of credit, is recorded in "Other liabilities" on the Consolidated Balance Sheet. The allowance for credit losses for loans and for off-balance sheet exposures are calculated using the same methodology.

The Bank establishes specific allowances for impaired loans when the estimated realizable value of a loan is less than its recorded value. Credit losses on impaired loans continue to be recognized by means of a specific allowance until a loan is written off. Loans are written off once there is no realistic prospect of further recovery.

For debt securities classified as loans and large and medium-sized business and government loans, specific allowances are established on an individual loan basis to reduce the carrying value of the loan to its estimated realizable value. The estimated realizable value is measured by discounting expected future cash flows at the original effective interest rate inherent in the loan. For all secured loans, expected future cash flows include consideration of amounts to be received through the realization of collateral based on an assessment of the value of the collateral completed when the loan is determined to be impaired. Management considers the nature of the collateral, seniority ranking of the debt, and loan structure in assessing the value of the collateral. These estimated cash flows are reviewed at least annually, or more frequently when new information indicates a change in the timing or amount expected to be received. For personal and small business loans and credit card loans, specific allowances are calculated using a formula that incorporates recent loss experience, historical default rates, and the type of collateral pledged.

A general allowance is established to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans not yet specifically identified as impaired. The loans are grouped according to similar credit risk characteristics and the level of the general allowance for each group depends upon an assessment of business and economic conditions, historical and expected loss experience, loan portfolio composition, and other relevant indicators. General allowances are computed using credit risk models that consider probability of default (loss frequency), loss given default (loss severity), and exposure at default. The general allowance, reviewed quarterly, reflects management's judgment of model and estimation risks as well as economic and credit market conditions.

Loans, Impaired Loans and Allowance for Credit Losses

(millions of Canadian dollars)

	Gross Loans							
	Neither past due nor impaired	Past due but not impaired	Impaired	Total	Specific allowance	General allowance	Total allowance for loan losses	Net loans
2011								
Residential mortgages[1,2]	**$ 84,241**	**$ 1,340**	**$ 509**	**$ 86,090**	**$ 32**	**$ 28**	**$ 60**	**$ 86,030**
Consumer instalment and other personal[3]	**103,416**	**5,468**	**398**	**109,282**	**113**	**367**	**480**	**108,802**
Credit card	**8,383**	**518**	**85**	**8,986**	**64**	**244**	**308**	**8,678**
Business and government[1,2]	**86,798**	**1,377**	**1,204**	**89,379**	**220**	**857**	**1,077**	**88,302**
	$ 282,838	**$ 8,703**	**$ 2,196**	**293,737**	**429**	**1,496**	**1,925**	**291,812**
Debt securities classified as loans				**6,511**	**179**	**149**	**328**	**6,183**
Acquired credit-impaired loans[4]				**5,560**	**60**	**–**	**60**	**5,500**
Total				**$ 305,808**	**$ 668**	**$ 1,645**	**$ 2,313**	**$ 303,495**
2010								
Residential mortgages[1,2]	$ 68,907	$ 1,301	$ 459	$ 70,667	$ 31	$ 32	$ 63	$ 70,604
Consumer instalment and other personal[3]	94,020	5,702	326	100,048	117	361	478	99,570
Credit card	8,252	532	86	8,870	66	226	292	8,578
Business and government[1,2]	74,661	1,903	1,382	77,946	323	850	1,173	76,773
	$ 245,840	$ 9,438	$ 2,253	257,531	537	1,469	2,006	255,525
Debt securities classified as loans				7,591	140	163	303	7,288
Acquired credit-impaired loans[4]				7,040	–	–	–	7,040
Total				$ 272,162	$ 677	$ 1,632	$ 2,309	$ 269,853

	2011	2010
Average gross impaired loans during the year[5]	**$ 2,197**	$ 2,229

[1] Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $253 million (2010 – $188 million) and amortized cost of $253 million (2010 – $188 million), and loans designated as trading under the fair value option of $14 million (2010 – $85 million) and amortized cost of $5 million (2010 – $86 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

[2] Includes Canadian government-insured mortgages of $52,231 million as at October 31, 2011 (2010 – $47,886 million).

[3] Includes Canadian government-insured real estate personal loans of $31,667 million as at October 31, 2011 (2010 – $32,483 million).

[4] In 2011, the FDIC indemnification assets were reclassified from loans to other assets on the Consolidated Balance Sheet on a retroactive basis. The balance of these indemnification assets as at October 31, 2011 was $86 million (October 31, 2010 – $167 million).

[5] Excludes acquired credit-impaired loans and debt securities classified as loans.

Foreclosed assets are non-financial assets repossessed where the Bank gains title, ownership and possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. In order to determine the carrying value of foreclosed assets, the Bank predominantly relies on third-party appraisals. Foreclosed assets held for sale were $186 million as at October 31, 2011 (2010 – $158 million). The gross carrying value of non-financial assets repossessed during the year was not material. Financial assets repossessed, such as cash and bonds, are used in the Bank's daily trading and lending activities and are not differentiated from other financial assets in the portfolios.

The carrying value of loans renegotiated during the year ended October 31, 2011, that would otherwise have been impaired, was $82 million (2010 – $78 million).

The change in the Bank's allowance for credit and loan losses as at October 31, 2011 and October 31, 2010 is shown in the following table.

Allowance for Credit Losses

(millions of Canadian dollars)	At beginning of year	Provision for credit losses	Write-offs	Recoveries	Foreign exchange and other adjustments	Balance as at Oct. 31
2011						
Specific allowance						
Residential mortgages	**$ 31**	**$ 28**	**$ (41)**	**$ 4**	**$ 10**	**$ 32**
Consumer instalment and other personal	**117**	**581**	**(694)**	**69**	**40**	**113**
Credit card	**66**	**370**	**(419)**	**43**	**4**	**64**
Business and government	**323**	**285**	**(475)**	**51**	**38**	**222**
Debt securities classified as loans	**140**	**85**	**(48)**	**–**	**2**	**179**
Acquired credit-impaired loans[1,2]	**–**	**81**	**(39)**	**–**	**18**	**60**
Total specific allowance	**677**	**1,430**	**(1,716)**	**167**	**112**	**670**
General allowance						
Residential mortgages	**35**	**(4)**	**–**	**–**	**(1)**	**30**
Consumer instalment and other personal	**409**	**(2)**	**–**	**–**	**(2)**	**405**
Credit card	**292**	**20**	**–**	**–**	**–**	**312**
Business and government	**1,011**	**31**	**–**	**–**	**(12)**	**1,030**
Debt securities classified as loans	**163**	**(10)**	**–**	**–**	**(4)**	**149**
Total general allowance	**1,910**	**35**	**–**	**–**	**(19)**	**1,926**
Allowance for credit losses						
Residential mortgages	**66**	**24**	**(41)**	**4**	**9**	**62**
Consumer instalment and other personal	**526**	**579**	**(694)**	**69**	**38**	**518**
Credit card	**358**	**390**	**(419)**	**43**	**4**	**376**
Business and government	**1,334**	**316**	**(475)**	**51**	**26**	**1,252**
Debt securities classified as loans	**303**	**75**	**(48)**	**–**	**(2)**	**328**
Acquired credit-impaired loans[1,2]	**–**	**81**	**(39)**	**–**	**18**	**60**
Total allowance for credit losses	**$ 2,587**	**$ 1,465**	**$ (1,716)**	**$ 167**	**$ 93**	**$ 2,596**
Less: Allowance for off-balance sheet instruments	**278**	**3**	**–**	**–**	**2**	**283**
Allowance for loan losses	**$ 2,309**	**$ 1,462**	**$ (1,716)**	**$ 167**	**$ 91**	**$ 2,313**
2010						
Specific allowance						
Residential mortgages	$ 34	$ 25	$ (35)	$ 3	$ 4	$ 31
Consumer instalment and other personal	112	669	(762)	74	24	117
Credit card	71	410	(457)	39	3	66
Business and government	296	494	(512)	24	21	323
Debt securities classified as loans	45	128	(24)	–	(9)	140
Acquired credit-impaired loans[1,2]	–	–	–	–	–	–
Total specific allowance	558	1,726	(1,790)	140	43	677
General allowance						
Residential mortgages	18	17	–	–	–	35
Consumer instalment and other personal	424	(9)	–	–	(6)	409
Credit card	302	(2)	–	–	(8)	292
Business and government	1,060	(10)	–	–	(39)	1,011
Debt securities classified as loans	277	(97)	–	–	(17)	163
Total general allowance	2,081	(101)	–	–	(70)	1,910
Allowance for credit losses						
Residential mortgages	52	42	(35)	3	4	66
Consumer instalment and other personal	536	660	(762)	74	18	526
Credit card	373	408	(457)	39	(5)	358
Business and government	1,356	484	(512)	24	(18)	1,334
Debt securities classified as loans	322	31	(24)	–	(26)	303
Acquired credit-impaired loans[1,2]	–	–	–	–	–	–
Total allowance for credit losses	$ 2,639	$ 1,625	$ (1,790)	$ 140	$ (27)	$ 2,587
Less: Allowance for off-balance sheet instruments	271	11	–	–	(4)	278
Allowance for loan losses	$ 2,368	$ 1,614	$ (1,790)	$ 140	$ (23)	$ 2,309

[1] Includes all FDIC covered loans and other acquired credit-impaired loans.
[2] Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, see "Covered Loan" section in this Note.

Loans Past Due but not Impaired

A loan is classified as past due when a borrower has failed to make a payment by the contractual due date, taking into account the grace period, if applicable. The grace period represents the additional time period beyond the contractual due date during which a borrower may make the payment without the loan being classified as past due. The grace period varies depending on the product type and the borrower.

The following table summarizes loans that are past due but not impaired as at October 31, 2011 and 2010, and generally, these amounts exclude loans that fall within the allowed grace period. Although U.S. Personal and Commercial Banking may grant a grace period of up to 15 days, there were $1.3 billion as at October 31, 2011 (2010 – $1.3 billion), of U.S. Personal and Commercial Banking loans that were past due up to 15 days that are included in the 1-30 days category in the following table.

Loans Past Due but not Impaired[1]

(millions of Canadian dollars)				**2011**				2010
	1 to 30 days	**31 to 60 days**	**61 to 89 days**	**Total**	1 to 30 days	31 to 60 days	61 to 89 days	Total
Residential mortgages	**$ 758**	**$ 465**	**$ 117**	**$ 1,340**	$ 830	$ 377	$ 94	$ 1,301
Consumer instalment and other personal	**4,583**	**724**	**161**	**5,468**	4,753	777	172	5,702
Credit card	**395**	**78**	**45**	**518**	405	81	46	532
Business and government	**1,082**	**211**	**84**	**1,377**	1,312	455	136	1,903
Total	**$ 6,818**	**$ 1,478**	**$ 407**	**$ 8,703**	$ 7,300	$ 1,690	$ 448	$ 9,438

[1] Excludes all acquired credit-impaired loans.

Collateral

As at October 31, 2011, the fair value of financial collateral held against loans that were past due but not impaired was $113 million (2010 – $22 million). In addition, the Bank also holds non-financial collateral as security for loans. The fair value of non-financial collateral is determined at the origination date of the loan. A revaluation of non-financial collateral is performed if there has been a significant change in the terms and conditions of the loan and/or the loan is considered impaired. For impaired loans, an assessment of the collateral is taken into consideration when estimating the net realizable amount of the loan.

ACQUIRED LOANS

All acquired loans are initially measured at their fair value which reflects incurred credit losses estimated at the acquisition date and also reflects adjustments based on the acquired loan's interest rate in comparison to then current market rates. As a result, no allowance for credit losses is recorded on the date of acquisition. When loans are acquired with evidence of incurred credit loss where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments, they are considered to be ACI loans; these loans and their associated accounting are described in the following section below.

Acquired loans for which incurred loss is not present at the acquisition date, are subsequently accounted for at amortized cost based on their contractual cash flows and any acquisition related discount or premium is considered to be an adjustment to the loan yield and are recognized in interest income over the term of the loan using the effective interest rate method. These loans are not presented separate and apart from the Bank's originated loan portfolios and are subject to assessment under the Bank's allowance framework for both general and specific allowances subsequent to acquisition.

Acquired Credit-Impaired Loans

ACI are acquired loans with evidence of incurred credit loss where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments. These loans are accounted for based on the present value of expected cash flows as opposed to their contractual cash flows. ACI loans are comprised of commercial, retail and Federal Deposit Insurance Corporation ("FDIC") covered loans, from the South Financial, FDIC-assisted, and Chrysler Financial acquisitions, with outstanding unpaid principal balances of $6.3 billion, $2.1 billion and $0.9 billion, respectively, at the acquisition date and fair values of $5.6 billion, $1.9 billion and $0.8 billion, respectively.

ACI loans were identified as impaired at acquisition based on specific risk characteristics of the loans, including past due status, performance history as well as recent borrower credit scores. The Bank then determined the fair value of the ACI loans at the acquisition date by discounting expected cash flows at a market observable discount rate and where necessary adjusted for factors a market participant would use when determining fair value. In determining the expected cash flows to be collected, management incorporated assumptions regarding default rates, loss severities and the amount and timing of prepayments.

With respect to certain individually significant ACI loans, accounting is applied individually at the loan level. Remaining ACI loans are aggregated into one or more pools provided that they are acquired in the same fiscal quarter and have common risk characteristics. A pool is then accounted for as a single asset with a single composite interest rate and an aggregate expectation of cash flows.

The carrying value net of specific allowance as at October 31, 2011 and October 31, 2010 is shown in the following table.

Acquired Credit-Impaired Loans

(millions of Canadian dollars)		*As at*
	Oct. 31, 2011	Oct. 31, 2010
FDIC-assisted acquisitions		
Unpaid principal balance[1]	**$ 1,452**	$ 1,835
Credit related fair value adjustments	**(121)**	(216)
Interest rate and other related premium/(discount)	**16**	(29)
Carrying value	**1,347**	1,590
Specific allowance[2]	**(30)**	–
Carrying value net of specific allowance[3]	**1,317**	1,590
South Financial		
Unpaid principal balance[1]	**4,117**	6,205
Credit related fair value adjustments	**(425)**	(707)
Interest rate and other related premium/(discount)	**3**	(48)
Carrying value	**3,695**	5,450
Specific allowance[2]	**(27)**	–
Carrying value net of specific allowance[3]	**3,668**	5,450
Chrysler Financial		
Unpaid principal balance[1]	**540**	–
Credit related fair value adjustments	**(34)**	–
Interest rate and other related premium/(discount)	**12**	–
Carrying value	**518**	–
Specific allowance[2]	**(3)**	–
Carrying value net of specific allowance[3]	**$ 515**	$ –

[1] Represents the contractual amount of principal owed.

[2] Management concluded as part of the Bank's quarterly assessment of the ACI loans that it was probable that higher than expected principal credit losses would result in a decrease in expected cash flows subsequent to acquisiton. As a result, a specific allowance has been recognized.

[3] Carrying value does not include the effect of the FDIC loss sharing agreement.

Subsequent to acquisition, the Bank will re-assess its estimate of cash flows to determine if updates are required. Updates to cash flow estimates incorporate assumptions regarding default rates, loss severities, the amount and timing of prepayments and other factors that are reflective of current market conditions. Probable decreases in expected cash flows trigger the recognition of additional impairment, which is measured based on the present value of the expected cash flows discounted at the effective interest rate of the loan. Impairment that occurs subsequent to the acquisition date is recognized through the provision for the credit losses. As ACI loans are consistently evaluated for credit losses by accounting for the loan based on present value of expected cash flows both at acquisition and subsequent to acquisition, they are not subject to general allowance provisioning as incurred credit losses are specifically identified and reflected in the loan's carrying value net of any specific allowance.

Probable and significant increases in expected cash flows would first reverse any previously taken impairment; any remaining increases are recognized in income immediately as interest income. In addition, for fixed-rate ACI loans the timing of expected cash flows may increase or decrease which may result in adjustments through interest income to the acquisition discount (both favourably and unfavourably) in order to maintain the inception yield of the ACI loan.

If the timing and/or amounts of expected cash flows on ACI loans were determined not to be reasonably estimable, no interest would be recognized and the loans would be reported as non-performing; however, since the timing and amounts of expected cash flows are reasonably estimable, interest is being recognized and the loans are reported as performing.

Covered Loans

Loans subject to loss sharing agreements with the FDIC are considered FDIC covered loans and are a subset of the ACI portfolio. The amounts expected to be reimbursed by the FDIC are considered separately as indemnification assets and are initially measured at fair value. If losses on the portfolio are greater than amounts expected as at the acquisition date, impairment is taken by establishing an allowance for credit losses, which is determined gross, exclusive of any adjustments to the indemnification assets.

The indemnification assets are subsequently adjusted for any changes in estimates related to the overall collectability of the underlying loan portfolio. Any additional impairment of the underlying loan portfolio generally results in an increase of the indemnification asset and a decrease in the provision for credit losses. Alternatively, decreases in the expectation of losses of the underlying loan portfolio generally results in a decrease of the indemnification asset through net interest income (or through the provision for credit losses if impairment was previously taken.) The indemnification asset is drawn down as payments are received from the FDIC pertaining to the loss share agreements.

As at October 31, 2011 and 2010, the balances of FDIC covered loans were $1.3 billion and $1.6 billion, respectively and were recorded in "Loans" on the Consolidated Balance Sheet. As at October 31, 2011 and 2010, the balances of the indemnification assets were $86 million and $167 million, respectively and were recorded in "Other assets" on the Consolidated Balance Sheet.

At the end of each loss share period, the Bank may be required to make a payment to the FDIC if the actual losses incurred are less than the intrinsic loss estimate as defined in the loss share agreements. The payment is determined as 20% of the excess between the intrinsic loss estimate and actual covered losses determined in accordance with the loss sharing agreement, net of specified servicing costs. The fair value of the estimated payment is included as part of the indemnification asset at the date of acquisition. Subsequent changes to the estimated payment are considered in determining the adjustment to the indemnification asset as described above.

NOTE 5 LOAN SECURITIZATIONS

When loan receivables are transferred in a securitization to a special purpose entity under terms that transfer control to third parties, and consideration other than beneficial interest in the transferred assets is received, the transaction is recognized as a sale and the related loan assets are removed from the Consolidated Balance Sheet. For control to have transferred, (1) the transferred loans must be isolated from the seller, even in the event of bankruptcy or receivership of the seller, (2) the purchaser must have the right to sell or pledge the transferred loans or, if the purchaser is a Qualifying Special Purpose Entity (QSPE) as defined in the CICA Accounting Guideline 12, Transfers of Receivables, the investors of the QSPE must have the right to sell or pledge their ownership interest in the QSPE, and (3) the seller cannot retain the right to repurchase the loans and receive more than trivial benefit. The Bank may have an obligation to repurchase the securitized assets, however this does not preclude sale treatment. Refer to Note 29 for additional information.

As part of the securitization, certain financial assets are retained and may consist of an interest-only strip, servicing rights and, in some cases, a cash reserve account. A gain or loss on sale of the loan receivables is recognized immediately in other income after the effects of hedges on the assets sold, if applicable. The amount of the gain or loss recognized depends on the previous carrying values of the receivables involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. To obtain fair value, quoted market prices are used, where available. However, as market prices are generally not available for retained interests, fair value is determined by estimating the present value of future expected cash flows using management's best estimates of key assumptions – credit losses, prepayment rates, forward yield curves and discount rates – commensurate with the risks involved.

Where the Bank retains the servicing rights, the benefits of servicing are assessed against market expectations. When the benefits of servicing are more than adequate, a servicing asset is recognized. Servicing assets are carried at amortized cost. When the benefits of servicing are less than adequate, a servicing liability is recognized. Retained interests are classified as trading securities and are subsequently carried at fair value with the changes in fair value recorded in trading income.

The following table summarizes the Bank's securitization activity. In most cases, the Bank retained the responsibility for servicing the assets securitized.

Securitization Activity

(millions of Canadian dollars)	**2011**				2010				2009
	Residential mortgage loans	**Personal loans**	**Commercial mortgage loans**	**Total**	Residential mortgage loans	Personal loans	Commercial mortgage loans	Total	Total
Gross proceeds	**$ 14,609**	**$ 3,148**	**$ 270**	**$ 18,027**	$ 15,875	$ 4,211	$ 113	$ 20,199	$ 32,057
Retained interests recognized	**481**	**83**	**7**	**571**	586	94	2	682	1,120
Cash flows received on retained interests	**904**	**68**	**2**	**974**	790	68	–	858	593

The following table summarizes the impact of securitizations on the Bank's Consolidated Statement of Income.

Securitization Gain (Loss) and Income on Retained Interests

(millions of Canadian dollars)	**2011**				2010				2009
	Residential mortgage loans	**Personal loans**	**Commercial mortgage loans**	**Total**	Residential mortgage loans	Personal loans	Commercial mortgage loans	Total	Total
Gain (loss) on sale	**$ 192**	**$ 83**	**$ –**	**$ 275**	$ 224	$ 94	$ (1)	$ 317	$ 321
Income on retained interests[1]	**161**	**13**	**1**	**175**	157	13	2	172	147
Total	**$ 353**	**$ 96**	**$ 1**	**$ 450**	$ 381	$ 107	$ 1	$ 489	$ 468

[1] Income on retained interests excludes income arising from changes in fair values. Unrealized gains and losses on retained interests arising from changes in fair value are recorded in trading income.

The key assumptions used to value the retained interests at the date of the securitization activities are as follows:

Key Assumptions

	2011			2010			2009		
	Residential mortgage loans	**Personal loans**	**Commercial mortgage loans**	Residential mortgage loans	Personal loans	Commercial mortgage loans	Residential mortgage loans	Personal loans	Commercial mortgage loans
Prepayment rate[1]	**19.1%**	**5.3%**	**–%**	18.9%	5.1%	–%	18.8%	5.0%	5.2%
Discount rate	**3.4**	**3.7**	**4.5**	3.6	3.7	4.5	3.2	3.4	5.8
Expected credit losses[2]	**–**	**–**	**–**	–	–	–	–	–	0.1

[1] Represents monthly payment rate for secured personal loans.
[2] There are no expected credit losses for residential or commercial mortgage loans as the loans are government guaranteed. Expected credit losses on personal loans round to 0.0%.

During 2011, there were maturities of previously securitized loans and receivables of $4,690 million (2010 – $4,619 million; 2009 – $4,566 million) and the net proceeds from loan securitizations were $13,337 million (2010 – $15,580 million; 2009 – $27,491 million).

The following table presents key economic assumptions and the sensitivity of the current fair value of retained interests to two adverse changes in each key assumption as at October 31, 2011. As the sensitivity is hypothetical, it should be used with caution.

Sensitivity of Key Assumptions to Adverse Changes

(millions of Canadian dollars, except as noted)	**2011**			2010		
	Residential mortgage loans	**Personal loans**	**Commercial mortgage loans**	Residential mortgage loans	Personal loans	Commercial mortgage loans
Fair value of retained interests	**$ 1,160**	**$ 120**	**$ 9**	$ 1,313	$ 121	$ 3
Discount rate	**3.2%**	**3.2%**	**3.8%**	3.5%	3.4%	4.2%
+10%	**$ (5)**	**$ –**	**$ –**	$ (6)	$ –	$ –
+20%	**(9)**	**(1)**	**–**	(13)	(1)	–
Prepayment rate	**19.1%**	**5.1%**	**–%**	18.9%	5.4%	–
+10%	**$ (30)**	**$ (9)**	**$ –**	$ (37)	$ (8)	$ –
+20%	**(59)**	**(17)**	**–**	(74)	(15)	–
Expected credit losses	**–%**	**–%**	**–%**	–%	–%	–%
+10%	**$ –**	**$ –**	**$ –**	$ –	$ –	$ –
+20%	**–**	**–**	**–**	–	–	–

The following table presents information about gross impaired loans and net write-offs for components of reported and securitized financial assets as at October 31.

Loans Managed[1,2]

(millions of Canadian dollars)	2011 Gross loans	2011 Gross impaired loans	2011 Write-offs, net of recoveries	2010 Gross loans	2010 Gross impaired loans	2010 Write-offs, net of recoveries
Type of loan						
Residential mortgages	**$ 130,529**	**$ 509**	**$ 37**	$ 114,112	$ 459	$ 32
Consumer instalment and other personal	**114,382**	**411**	**626**	106,603	342	689
Credit card	**8,986**	**85**	**376**	8,870	86	418
Business and government	**90,162**	**1,204**	**424**	78,557	1,382	488
Total loans managed	**344,059**	**2,209**	**1,463**	308,142	2,269	1,627
Less: Loans securitized						
Residential mortgages	**44,439**	**–**	**–**	43,443	–	–
Consumer instalment and other personal	**5,100**	**13**	**1**	6,555	16	1
Credit card	**–**	**–**	**–**	–	–	–
Business and government[3]	**783**	**–**	**–**	613	–	–
Total loans securitized	**50,322**	**13**	**1**	50,611	16	1
Total loans managed net of loans securitized	**$ 293,737**	**$ 2,196**	**$ 1,462**	$ 257,531	$ 2,253	$ 1,626

[1] Excludes all ACI loans. ACI gross loans amounted to $5,560 million (2010 – $7,040 million). For additional information refer to Note 4.

[2] Excludes debt securities classified as loans. Gross debt securities classified as loans amounted to $6,511 million (2010 – $7,591 million). For additional information refer to Note 4.

[3] Commercial mortgage loans and multi-unit residential mortgages and related credit losses are included in business and government loans.

NOTE 6 VARIABLE INTEREST ENTITIES

A variable interest entity (VIE) is an entity in which the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support. The Bank identifies VIEs in which it has an interest, determines whether it is the primary beneficiary of such entities and if so, consolidates them. The primary beneficiary is an entity that is exposed to a majority of the VIE's expected losses or entitled to a majority of the VIE's expected residual returns, or both.

SIGNIFICANT CONSOLIDATED VARIABLE INTEREST ENTITIES

The Bank is the primary beneficiary of two significant VIEs that it consolidates. One of the VIEs is funded by the Bank and purchases senior tranches of securitized assets from the Bank's existing customers. As at October 31, 2011, the VIE had $88 million (2010 – $598 million) of assets, which included credit card loans, automobile loans and leases, and equipment loans and leases. All the assets were originated in Canada. The Bank is not restricted from accessing the VIE's assets to the extent of its entitlement under arrangements with the sellers. The Bank's maximum potential exposure to loss was $88 million (2010 – $598 million) as at October 31, 2011.

The second VIE was created in 2010 to guarantee principal and interest payments in respect of covered bonds issued by the Bank. The Bank sold assets originated in Canada to the VIE and provided a loan to the VIE to facilitate the purchase. As at October 31, 2011, this VIE had $14.1 billion (2010 – $9.5 billion) of assets which are reported as consumer instalment and other personal loans on the Consolidated Balance Sheet. Of this amount $7.4 billion (2010 – $2.2 billion) were pledged in respect of covered bonds. The Bank is restricted from accessing the VIE's assets under the relevant arrangements. The Bank's maximum potential exposure to loss was $7.4 billion as at October 31, 2011 (2010 – $2.2 billion).

SIGNIFICANT NON-CONSOLIDATED VARIABLE INTEREST ENTITIES

The Bank holds significant variable interests in VIEs where it is not considered the primary beneficiary. The Bank's variable interests in these non-consolidated VIEs are discussed as follows.

Multi-Seller Conduits

Multi-seller conduits (also referred to as customer securitization vehicles) provide customers with alternate sources of financing through the securitization of their assets. The customers sell their receivables to the conduit and the conduit funds its purchase of the receivables through issuance of short-term commercial paper to outside investors. Each seller continues to service its assets and absorb first losses. The Bank has no rights to the assets as they are owned by the conduit. The Bank administers the conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. The liquidity agreements are structured as loan facilities between the Bank, as the sole liquidity lender, and the Bank-sponsored trusts. If a trust experiences difficulty rolling over asset-backed commercial paper ("ABCP"), the trust may draw on the loan facility, and use the proceeds to pay maturing ABCP. The liquidity facilities cannot be drawn if a trust is insolvent or bankrupt, preconditions that must be satisfied preceding each advance (i.e., draw-down on the facility). Effectively, such preconditions ensure that the Bank does not provide credit enhancement.

From time to time, the Bank in its capacity as distribution agent may hold commercial paper issued by the conduits. During the years ended October 31, 2011 and 2010, no amounts of ABCP were purchased pursuant to liquidity agreements. The Bank maintained inventory positions of ABCP (including those issued by the single-seller conduits as discussed below) as part of its market-making activities in ABCP. As at October 31, 2011 and 2010, the Bank held $1,083 million and $354 million of ABCP inventory, respectively, out of $10.6 billion and $10.5 billion total outstanding ABCP issued by the conduits as at the same dates. The commercial paper held is classified as trading securities on the Consolidated Balance Sheet. The Bank earns fees from the conduits which are recognized when earned. The Bank holds variable interests in these multi-seller conduits primarily through holding their commercial paper, providing liquidity facilities and earning fees; however, the Bank is not the primary beneficiary. The Bank monitors its ABCP inventory positions as part of the on-going consolidation assessment process, as these purchases are considered reconsideration events. The inventory positions did not cause any change in consolidation conclusions during the years ended October 31, 2011 and 2010.

The Bank's maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $5.5 billion as at October 31, 2011 (2010 – $5.3 billion). Further, the Bank has committed to an additional $2.1 billion (2010 – $1.8 billion) in liquidity facilities for ABCP that could potentially be issued by the conduits. As at October 31, 2011, the Bank also provided deal-specific credit enhancement in the amount of $17 million (2010 – $73 million).

Single-Seller Conduits

The Bank uses single-seller conduits to enhance its liquidity position, to diversify its sources of funding, and to optimize management of its balance sheet.

As at October 31, 2011, the single-seller conduits had $5.1 billion (2010 – $5.1 billion) of commercial paper outstanding. While the probability of loss is negligible, the Bank's maximum potential exposure to loss for these conduits through the sole provision of liquidity facilities (similar to multi-seller conduits mentioned above) was $5.1 billion (2010 – $5.1 billion); $1.1 billion (2010 – $1.1 billion) of the assets held by conduits are personal loans that are government insured. Additionally, the Bank had retained interests of $120 million (2010 – $121 million) relating to excess spread.

Other Financing Transactions

In April 2010, the Bank exited certain transactions where it provided cost-efficient financing to U.S. corporate clients through VIEs. The Bank no longer provides financing to these corporate clients under these arrangements and as at October 31, 2011 and 2010, had no exposure to these VIEs.

NOTE 7 DERIVATIVES

Derivative financial instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates, credit spreads, commodity prices, equities, or other financial measures. Such instruments include interest rate, foreign exchange, equity, commodity and credit derivative contracts. The Bank uses these instruments for trading purposes and non-trading purposes to manage the risks associated with its funding and investment strategies.

DERIVATIVES HELD FOR TRADING PURPOSES

The Bank enters into trading derivative contracts to meet the needs of its customers, to enter into trading positions, and in certain cases, to manage risks related to its trading portfolio. Trading derivatives are recorded at fair value with the resulting realized and unrealized gains or losses recognized immediately in trading income.

DERIVATIVES HELD FOR NON-TRADING

When derivatives are held for non-trading purposes and when the transactions meet the requirements of Section 3865, *Hedges*, they are classified by the Bank as non-trading derivatives and receive hedge accounting treatment, as appropriate. Certain derivative instruments that are held for economic hedging purposes, and do not meet the requirements of Section 3865, are also classified as non-trading derivatives but the change in fair value of these derivatives is recognized in non-interest income.

HEDGING RELATIONSHIPS

Hedge Accounting

At the inception of a hedging relationship, the Bank documents the relationship between the hedging instrument and the hedged item, its risk management objective and its strategy for undertaking the hedge. The Bank also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are highly effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items. In order to be deemed effective, the hedging instrument and the hedged item must be highly and inversely correlated such that the changes in the fair value of the hedging instrument will substantially offset the effects of the hedged exposure to the Bank throughout the term of the hedging relationship. If a hedging relationship becomes ineffective, it no longer qualifies for hedge accounting and any subsequent change in the fair value of the hedging instrument is recognized in earnings, without any mitigating impact in earnings, where appropriate.

The change in fair value relating to the derivative component excluded from the assessment of hedge effectiveness is recognized immediately in the Consolidated Statement of Income.

When derivatives are designated as hedges, the Bank classifies them either as: (i) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges); or (iii) hedges of net investments in a foreign operation (net investment hedges).

Fair Value Hedges

The Bank's fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate long-term financial instruments due to movements in market interest rates.

Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recorded in the Consolidated Statement of Income, along with changes in the fair value of the assets, liabilities or group thereof that are attributable to the hedged risk. Any change in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in the Consolidated Statement of Income in other income.

The cumulative adjustment to the carrying amount of the hedged item (the basis adjustment) is amortized to the Consolidated Statement of Income based on a recalculated effective interest rate over the remaining expected life of the hedged item, with amortization beginning no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the hedged risk. Where the hedged item has been derecognized, the basis adjustment is immediately released to the Consolidated Statement of Income.

Cash Flow Hedges

The Bank is exposed to variability in future cash flows that are denominated in foreign currencies, as well as variability in future cash flows of non-trading assets and liabilities that bear interest at variable rates, or are expected to be refunded or reinvested in the future. The amounts and timing of future cash flows are projected for each hedged exposure on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The aggregate cash flows across all hedged exposures over time form the basis for identifying the effective portion of gains and losses on the derivatives designated as cash flow hedges of forecasted transactions.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. Any change in fair value relating to the ineffective portion is recognized immediately in the Consolidated Statement of Income in other income.

Amounts accumulated in other comprehensive income are reclassified to the Consolidated Statement of Income in the period in which the hedged item affects income.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income until the forecasted transaction is eventually recognized in the Consolidated Statement of Income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the Consolidated Statement of Income.

Net Investment Hedges

Hedges of net investments in foreign operations are accounted for similar to cash flow hedges. Any change in fair value on the hedging instrument relating to the effective portion of the hedge is recognized in other comprehensive income. The change in fair value relating to the ineffective portion is recognized immediately in the Consolidated Statement of Income. Gains and losses accumulated in other comprehensive income are included in the Consolidated Statement of Income upon the repatriation or disposal of the investment in the foreign operation.

DERIVATIVE PRODUCT TYPES AND RISK EXPOSURES

The majority of the Bank's derivative contracts are OTC transactions that are privately negotiated between the Bank and the counterparty to the contract. The remainder are exchange-traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.

Interest Rate Derivatives

The Bank uses interest rate derivatives, such as interest rate futures and forwards, swaps, and options in managing interest rate risks. Interest rate risk is the impact that changes in interest rates could have on the Bank's margins, earnings, and economic value. Changes in interest rate can impact the market value of fixed rate assets and liabilities. Further, certain assets and liabilities repayment rates vary depending on interest rates.

Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place.

Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional principal amount. No exchange of principal amount takes place.

Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or series of future dates or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing the Bank's interest rate exposure, the Bank acts as both a writer and purchaser of these options. Options are transacted both OTC and through exchanges.

Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.

Foreign Exchange Derivatives

The Bank uses foreign exchange derivatives, such as futures, forwards and swaps in managing foreign exchange risks. Foreign exchange risk refers to losses that could result from changes in foreign currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk. The Bank is exposed to non-trading foreign exchange risk from its investments in foreign operations when the Bank's foreign currency assets are greater or less than the liabilities in that currency; they create a foreign currency open position.

Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice-versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest cash flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.

Foreign exchange futures contracts are similar to foreign exchange forward contracts but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.

Credit Derivatives

The Bank uses credit derivatives such as credit default swaps (CDS) and total return swaps in managing risks of the Bank's corporate loan portfolio and other cash instruments. Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations. The Bank uses credit derivatives to mitigate industry concentration and borrower-specific exposure as part of the Bank's portfolio risk management techniques. The credit, legal, and other risks associated with these transactions are controlled through well established procedures. The Bank's policy is to enter into these transactions with investment grade financial institutions. Credit risk to these counterparties is managed through the same approval, limit and monitoring processes that is used for all counterparties to which the Bank has credit exposure.

Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are CDS (referred to as option contracts) and total return swaps (referred to as swap contracts). In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for any deterioration in value of the reference asset or group of assets upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash based or physical, requiring the delivery of the reference asset to the option writer. In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.

Other Derivatives

The Bank also transacts equity and commodity derivatives in both the exchange and OTC markets.

Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.

Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks or single stock at a contracted price. Options are transacted both OTC and through exchanges.

Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.

Commodity contracts include commodity forwards, futures, swaps and options, such as precious metals and energy-related products in both OTC and exchange markets.

The Bank issues certain loan commitments to customers in Canada at a fixed rate. These funding commitments are accounted for as derivatives if there is past practice of selling the loans shortly after funding. These loan commitments are carried at fair value with the resulting realized and unrealized gains or losses recognized immediately in other income.

NOTIONAL AMOUNTS

The notional amounts are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional principal amounts do not represent the potential gain or loss associated with market risk and are not indicative of the credit risk associated with derivative financial instruments.

EMBEDDED DERIVATIVES

Derivatives may be embedded in other financial instruments (the host instrument). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined contract is not held for trading or designated as trading under the fair value option. These embedded derivatives are measured at fair value with subsequent changes in fair value recognized in trading income.

Certain of the Bank's deposit obligations that vary according to the performance of certain equity levels or indices may be subject to a guaranteed minimum redemption amount and have an embedded derivative. The Bank accounts for the embedded derivative of such variable obligations at fair value with changes in fair value reflected in other income as they arise. The Bank does not expect significant future earnings volatility as the embedded derivatives are effectively hedged economically. The fair value of the embedded derivatives are recorded on the Consolidated Balance Sheet as derivatives.

Fair Value of Derivatives

(millions of Canadian dollars)	**2011**				2010	
	Average fair value for the year[1]		**Year-end fair value**		Year-end fair value	
	Positive	**Negative**	**Positive**	**Negative**	Positive	Negative
Derivatives held or issued for trading purposes						
Interest rate contracts						
Futures	**$ 1**	**$ 1**	**$ 7**	**$ 1**	$ 1	$ 1
Forward rate agreements	**15**	**13**	**23**	**19**	17	12
Swaps	**19,100**	**19,220**	**27,489**	**26,591**	19,846	19,872
Options written	**–**	**634**	**–**	**790**	–	642
Options purchased	**632**	**–**	**765**	**–**	641	–
Total interest rate contracts	**19,748**	**19,868**	**28,284**	**27,401**	20,505	20,527
Foreign exchange contracts						
Futures	**–**	**–**	**1**	**–**	–	–
Forward contracts	**5,265**	**5,142**	**5,567**	**4,725**	5,385	5,734
Swaps	**1,618**	**853**	**237**	**292**	2,240	881
Cross-currency interest rate swaps	**9,196**	**14,974**	**9,569**	**16,248**	9,395	14,090
Options written	**–**	**791**	**–**	**639**	–	829
Options purchased	**728**	**–**	**623**	**–**	800	–
Total foreign exchange contracts	**16,807**	**21,760**	**15,997**	**21,904**	17,820	21,534
Credit derivatives						
Credit default swaps – protection purchased	**49**	**54**	**60**	**43**	70	65
Credit default swaps – protection sold	**31**	**52**	**19**	**68**	52	65
Total credit derivative contracts	**80**	**106**	**79**	**111**	122	130
Other contracts						
Equity contracts	**3,112**	**3,546**	**3,702**	**4,574**	2,146	2,772
Commodity contracts	**884**	**684**	**1,182**	**1,080**	775	711
Total other contracts	**3,996**	**4,230**	**4,884**	**5,654**	2,921	3,483
Fair value – trading	**$ 40,631**	**$ 45,964**	**$ 49,244**	**$ 55,070**	$ 41,368	$ 45,674
Derivatives held or issued for non-trading purposes						
Interest rate contracts						
Forward rate agreements	**$ 2**	**$ 2**	**$ –**	**$ 2**	$ 5	$ 7
Swaps	**5,459**	**4,318**	**7,558**	**5,145**	6,972	5,215
Options written	**6**	**18**	**6**	**32**	7	5
Options purchased	**15**	**2**	**16**	**2**	30	3
Total interest rate contracts	**5,482**	**4,340**	**7,580**	**5,181**	7,014	5,230
Foreign exchange contracts						
Forward contracts	**1,153**	**729**	**1,023**	**527**	845	523
Swaps	**25**	**–**	**–**	**–**	27	–
Cross-currency interest rate swaps	**1,227**	**1,644**	**1,254**	**1,422**	1,191	1,294
Total foreign exchange contracts	**2,405**	**2,373**	**2,277**	**1,949**	2,063	1,817
Credit derivatives						
Credit default swaps – protection purchased	**63**	**98**	**72**	**102**	66	93
Total credit derivative contracts	**63**	**98**	**72**	**102**	66	93
Other contracts						
Equity contracts	**1,380**	**331**	**1,247**	**915**	1,164	871
Total other contracts	**1,380**	**331**	**1,247**	**915**	1,164	871
Fair value – non-trading	**$ 9,330**	**$ 7,142**	**$ 11,176**	**$ 8,147**	$ 10,307	$ 8,011
Total fair value	**$ 49,961**	**$ 53,106**	**$ 60,420**	**$ 63,217**	$ 51,675	$ 53,685

[1] The average fair value of trading derivatives for the year ended October 31, 2010 was: positive $39,058 million and negative $41,736 million. Averages are calculated on a monthly basis.

The following table distinguishes the derivatives held or issued for non-trading purposes between those that have been designated in qualifying hedge accounting relationships and those which have not been designated in qualifying hedge accounting relationships.

Fair Value of Non-Trading Derivatives

(millions of Canadian dollars)	Derivative assets			Derivative liabilities		
	Derivatives in qualifying hedging relationships	**Derivatives not in qualifying hedging relationships**	**Total**	**Derivatives in qualifying hedging relationships**	**Derivatives not in qualifying hedging relationships**	**Total**
2011						
Derivatives held or issued for non-trading purposes						
Interest rate contracts						
Forward rate agreements	**$ –**	**$ –**	**$ –**	**$ 1**	**$ 1**	**$ 2**
Swaps	**3,707**	**3,851**	**7,558**	**517**	**4,628**	**5,145**
Options written	**–**	**6**	**6**	**–**	**32**	**32**
Options purchased	**–**	**16**	**16**	**–**	**2**	**2**
Total interest rate contracts	**3,707**	**3,873**	**7,580**	**518**	**4,663**	**5,181**
Foreign exchange contracts						
Forward contracts	**1,010**	**13**	**1,023**	**522**	**5**	**527**
Swaps	**–**	**–**	**–**	**–**	**–**	**–**
Cross-currency interest rate swaps	**535**	**719**	**1,254**	**1,057**	**365**	**1,422**
Total foreign exchange contracts	**1,545**	**732**	**2,277**	**1,579**	**370**	**1,949**
Credit derivatives						
Credit default swaps – protection purchased	**–**	**72**	**72**	**–**	**102**	**102**
Total credit derivatives	**–**	**72**	**72**	**–**	**102**	**102**
Other contracts						
Equity contracts	**340**	**907**	**1,247**	**7**	**908**	**915**
Total other contracts	**340**	**907**	**1,247**	**7**	**908**	**915**
Fair value – non-trading	**$ 5,592**	**$ 5,584**	**$ 11,176**	**$ 2,104**	**$ 6,043**	**$ 8,147**
2010						
Derivatives held or issued for non-trading purposes						
Interest rate contracts						
Forward rate agreements	$ –	$ 5	$ 5	$ –	$ 7	$ 7
Swaps	3,660	3,312	6,972	595	4,620	5,215
Options written	–	7	7	–	5	5
Options purchased	30	–	30	–	3	3
Total interest rate contracts	3,690	3,324	7,014	595	4,635	5,230
Foreign exchange contracts						
Forward contracts	841	4	845	517	6	523
Swaps	27	–	27	–	–	–
Cross-currency interest rate swaps	453	738	1,191	960	334	1,294
Total foreign exchange contracts	1,321	742	2,063	1,477	340	1,817
Credit derivatives						
Credit default swaps – protection purchased	–	66	66	–	93	93
Total credit derivatives	–	66	66	–	93	93
Other contracts						
Equity contracts	303	861	1,164	3	868	871
Total other contracts	303	861	1,164	3	868	871
Fair value – non-trading	$ 5,314	$ 4,993	$ 10,307	$ 2,075	$ 5,936	$ 8,011

The following tables disclose the impact of derivatives and hedged items, where appropriate, in the Consolidated Statement of Income and in other comprehensive income for the years ended October 31, 2011 and 2010.

Fair Value Hedges

(millions of Canadian dollars)	Amounts recognized in income on derivatives[1]	Amounts recognized in income on hedged items[1]	Hedge ineffectiveness[2]	Amounts excluded from the assessment of hedge effectiveness[3]
2011				
Fair value hedges				
Interest rate contracts	**$ (51)**	**$ 57**	**$ 6**	**$ (31)**
Total income (loss)	**$ (51)**	**$ 57**	**$ 6**	**$ (31)**
2010				
Fair value hedges				
Interest rate contracts	$ (286)	$ 274	$ (12)	$ (93)
Total income (loss)	$ (286)	$ 274	$ (12)	$ (93)

[1] Amounts are recorded in net interest income.
[2] Amounts are recorded in non-interest income.
[3] Amounts are recorded in non-interest income and represent excluded components on the derivatives. The amount is predominantly offset in net interest income by the basis amortization of hedged items.

Cash Flow and Net Investment Hedges

(millions of Canadian dollars)	Amounts recognized in OCI on derivatives[1]	Amounts reclassified from OCI into income[1,2]	Hedge ineffectiveness[3]	Amounts excluded from the assessment of hedge effectiveness[3]
2011				
Cash flow hedges				
Interest rate contracts	**$ 2,072**	**$ 1,741**	**$ –**	**$ –**
Foreign exchange contracts[4]	**(65)**	**(19)**	**–**	**–**
Other contracts	**38**	**71**	**–**	**–**
Total income (loss)	**$ 2,045**	**$ 1,793**	**$ –**	**$ –**
Net investment hedges				
Foreign exchange contracts[4]	**$ 449**	**$ –**	**$ –**	**$ 70**
2010				
Cash flow hedges				
Interest rate contracts	$ 3,399	$ 2,224	$ (3)	$ –
Foreign exchange contracts[4]	(225)	(20)	–	–
Other contracts	192	179	1	–
Total income (loss)	$ 3,366	$ 2,383	$ (2)	$ –
Net investment hedges				
Foreign exchange contracts[4]	$ 1,205	$ (11)	$ –	$ –

[1] Other comprehensive income is presented on a pre-tax basis.
[2] Amounts are recorded in net interest income.
[3] Amounts are recorded in non-interest income.
[4] Includes non-derivative instruments designated as hedging instruments in qualifying hedge accounting relationships.

During the years ended October 31, 2011 and October 31, 2010, the Bank did not recognize any net gain or loss in earnings as a result of hedged firm commitments that no longer qualified as fair value hedges.

Over the next 12 months, the Bank expects an estimated $1,162 million as at October 31, 2011 ($745 million as at October 31, 2010) in net gains reported in other comprehensive income to be reclassified to net income. The maximum length of time over which the Bank is hedging its exposure to the variability in future cash flows for anticipated transactions is 28 years. During the year ended October 31, 2011, there were no significant instances where forecasted transactions failed to occur.

The following table presents gains (losses) on non-trading derivatives that have not been designated in qualifying hedge accounting relationships for the year ended October 31, 2011. These gains (losses) are partially offset by gains (losses) recorded in the Consolidated Statement of Income and in other comprehensive income on related non-derivative instruments.

Gains (Losses) on Non-Trading Derivatives not Designated in Qualifying Hedge Accounting Relationships[1]

(millions of Canadian dollars)	2011	2010
Interest rate contracts	**$ (93)**	$ (247)
Foreign exchange contracts	**(8)**	(4)
Credit derivatives	**41**	(14)
Equity	**(1)**	5
Other contracts	**–**	(2)
Total	**$ (61)**	$ (262)

[1] Amounts are recorded in non-interest income.

The following table discloses the notional principal amount of over-the-counter and exchange-traded derivatives.

Over-the-Counter and Exchange-Traded Derivatives

(billions of Canadian dollars)

	2011					2010
	Trading					
	Over-the-counter	Exchange-traded	Total	Non-trading	Total	Total
Notional Principal						
Interest rate contracts						
Futures	$ –	$ 211.8	$ 211.8	$ –	$ 211.8	$ 255.4
Forward rate agreements	108.1	–	108.1	10.8	118.9	56.7
Swaps	1,471.3	–	1,471.3	366.9	1,838.2	1,346.3
Options written	25.0	43.1	68.1	7.9	76.0	50.9
Options purchased	25.9	38.6	64.5	1.3	65.8	59.0
Total interest rate contracts	1,630.3	293.5	1,923.8	386.9	2,310.7	1,768.3
Foreign exchange contracts						
Futures	–	38.3	38.3	–	38.3	17.5
Forward contracts	384.9	–	384.9	30.4	415.3	380.9
Swaps	2.9	–	2.9	–	2.9	20.4
Cross-currency interest rate swaps	356.9	–	356.9	24.4	381.3	337.2
Options written	34.5	–	34.5	–	34.5	53.7
Options purchased	30.8	–	30.8	–	30.8	44.5
Total foreign exchange contracts	810.0	38.3	848.3	54.8	903.1	854.2
Credit derivatives						
Credit default swaps – protection purchased	3.9	–	3.9	4.8	8.7	10.0
Credit default swaps – protection sold	2.7	–	2.7	–	2.7	3.7
Total credit derivative contracts	6.6	–	6.6	4.8	11.4	13.7
Other contracts						
Equity contracts	39.4	8.4	47.8	23.9	71.7	65.2
Commodity contracts	18.9	6.8	25.7	–	25.7	12.5
Total other contracts	58.3	15.2	73.5	23.9	97.4	77.7
Total	$ 2,505.2	$ 347.0	$ 2,852.2	$ 470.4	$ 3,322.6	$ 2,713.9

The following table discloses derivatives based on their contractual terms to maturity.

Derivatives by Term to Maturity

(billions of Canadian dollars)

	2011						2010
	Remaining term to maturity						
	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	Total	Total
Notional Principal							
Interest rate contracts							
Futures	$ 175.5	$ 36.3	$ –	$ –	$ –	$ 211.8	$ 255.4
Forward rate agreements	116.6	2.3	–	–	–	118.9	56.7
Swaps	532.4	547.5	404.7	283.6	70.0	1,838.2	1,346.3
Options written	65.8	3.3	3.7	2.8	0.4	76.0	50.9
Options purchased	55.3	2.1	4.7	2.4	1.3	65.8	59.0
Total interest rate contracts	945.6	591.5	413.1	288.8	71.7	2,310.7	1,768.3
Foreign exchange contracts							
Futures	20.0	16.7	1.6	–	–	38.3	17.5
Forward contracts	370.3	32.8	11.7	0.5	–	415.3	380.9
Swaps	–	1.6	0.3	0.8	0.2	2.9	20.4
Cross-currency interest rate swaps	67.2	113.3	98.2	80.3	22.3	381.3	337.2
Options written	31.0	2.2	1.2	0.1	–	34.5	53.7
Options purchased	27.5	2.2	1.0	0.1	–	30.8	44.5
Total foreign exchange contracts	516.0	168.8	114.0	81.8	22.5	903.1	854.2
Credit derivatives							
Credit default swaps – protection purchased	1.8	2.8	2.2	1.9	–	8.7	10.0
Credit default swaps – protection sold	0.9	0.6	0.9	0.3	–	2.7	3.7
Total credit derivative contracts	2.7	3.4	3.1	2.2	–	11.4	13.7
Other contracts							
Equity contracts	46.4	18.4	6.8	0.1	–	71.7	65.2
Commodity contracts	21.7	3.7	0.3	–	–	25.7	12.5
Total other contracts	68.1	22.1	7.1	0.1	–	97.4	77.7
Total	$ 1,532.4	$ 785.8	$ 537.3	$ 372.9	$ 94.2	$ 3,322.6	$ 2,713.9

DERIVATIVE-RELATED RISKS

Market Risk

Derivatives, in the absence of any compensating upfront cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity or credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry.

The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk. This market risk is managed by senior officers responsible for the Bank's trading business and is monitored independently by the Bank's Risk Management Group.

Credit Risk

Credit risk on derivatives, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to the Bank. The Treasury Credit area within the Wholesale Bank is responsible for implementing and ensuring compliance with credit policies established by the Bank for the management of derivative credit exposures.

Derivative-related credit risks are subject to the same credit approval, limit and monitoring standards that are used for managing other transactions that create credit exposure. This includes evaluating the creditworthiness of counterparties, and managing the size, diversification and maturity structure of the portfolios. The Bank actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral and other risk mitigation techniques. Master netting agreements reduce risk to the Bank by allowing the Bank to close out and net transactions with counterparties subject to such agreements upon the occurrence of certain events. The effect of these master netting agreements is shown in the table below entitled "Credit Exposure of Derivatives".

Also shown in the table entitled "Credit Exposure of Derivatives", is the current replacement cost, which is the positive fair value of all outstanding derivatives, and represents the Bank's maximum derivative credit exposure. The credit equivalent amount is the sum of the current replacement cost and the potential future exposure, which is calculated by applying factors supplied by OSFI to the notional principal amount of the derivatives. The risk-weighted amount is determined by applying standard measures of counterparty credit risk to the credit equivalent amount.

Credit Exposure of Derivatives

(millions of Canadian dollars)			**2011**			2010
	Current replacement cost[1]	**Credit equivalent amount**	**Risk-weighted amount**	Current replacement cost[1]	Credit equivalent amount	Risk-weighted amount
Interest rate contracts						
Forward rate agreements	**$ 23**	**$ 34**	**$ 5**	$ 22	$ 40	$ 8
Swaps	**35,048**	**46,581**	**18,322**	26,817	33,600	13,978
Options purchased	**767**	**860**	**337**	669	770	293
Total interest rate contracts	**35,838**	**47,475**	**18,664**	27,508	34,410	14,279
Foreign exchange contracts						
Forward contracts	**6,364**	**11,878**	**2,170**	6,148	11,683	2,209
Swaps	**237**	**405**	**59**	2,267	3,315	865
Cross-currency interest rate swaps	**10,823**	**30,312**	**9,322**	10,587	27,276	9,107
Options purchased	**623**	**1,064**	**236**	800	1,431	284
Total foreign exchange contracts	**18,047**	**43,659**	**11,787**	19,802	43,705	12,465
Other contracts						
Credit derivatives	**48**	**447**	**158**	96	588	203
Equity contracts	**4,691**	**7,954**	**1,033**	3,039	6,053	1,456
Commodity contracts	**1,021**	**1,167**	**238**	626	1,239	304
Total other contracts	**5,760**	**9,568**	**1,429**	3,761	7,880	1,963
Total derivatives	**59,645**	**100,702**	**31,880**	51,071	85,995	28,707
Less: impact of master netting agreements	**45,611**	**65,949**	**22,531**	37,566	54,233	19,494
Total derivatives after netting	**14,034**	**34,753**	**9,349**	13,505	31,762	9,213
Less: impact of collateral	**5,875**	**6,062**	**1,959**	5,343	5,644	2,107
Net derivatives	**$ 8,159**	**$ 28,691**	**$ 7,390**	$ 8,162	$ 26,118	$ 7,106

[1] Exchange-traded instruments and non-trading credit derivatives, which are given financial guarantee treatment for credit risk capital purposes, are excluded in accordance with the guidelines of OSFI. The total positive fair value of the excluded contracts as at October 31, 2011 was $775 million (2010 – $604 million).

Current Replacement Cost of Derivatives

(millions of Canadian dollars)	Canada[1]		United States[1]		International[1]		Total	
	2011	2010	**2011**	2010	**2011**	2010	**2011**	2010
By sector								
Financial	**$ 33,318**	$ 30,422	**$ 6,062**	$ 976	**$ 10,155**	$ 8,706	**$ 49,535**	$ 40,104
Government	**4,728**	5,901	**1,269**	105	**310**	571	**6,307**	6,577
Other	**2,407**	2,655	**1,084**	1,108	**312**	627	**3,803**	4,390
Current replacement cost	**$ 40,453**	$ 38,978	**$ 8,415**	$ 2,189	**$ 10,777**	$ 9,904	**$ 59,645**	$ 51,071
Less: impact of master netting agreements and collateral							**51,486**	42,909
Total							**$ 8,159**	$ 8,162

	2011	2010	**2011 % mix**	2010 % mix
By Location of Risk[2]				
Canada	**$ 3,419**	$ 3,737	**41.9%**	45.8%
United States	**2,236**	1,820	**27.4**	22.3
International				
United Kingdom	**601**	332	**7.4**	4.1
Europe – other	**1,153**	1,252	**14.1**	15.3
Other	**750**	1,021	**9.2**	12.5
Total international	**2,504**	2,605	**30.7**	31.9
Total current replacement cost	**$ 8,159**	$ 8,162	**100.0%**	100.0%

[1] Based on geographic location of unit responsible for recording revenue.
[2] After impact of master netting agreements and collateral.

Certain of the Bank's derivative contracts are governed by master derivative agreements having provisions that may permit the Bank's counterparties to require, upon the occurrence of a certain contingent event, (i) the posting of collateral or other acceptable remedy such as assignment of the affected contracts to an acceptable counterparty, or (ii) settlement of outstanding derivative contracts. Most often, these contingent events are in the form of a downgrade of the senior debt ratings of the Bank, either as counterparty or as guarantor of one of the Bank's subsidiaries. At October 31, 2011, the aggregate net liability position of those contracts would require (i) the posting of collateral or other acceptable remedy totalling $57 million (2010 – $9 million) in the event of a one-notch or two-notch downgrade in the Bank's senior debt ratings and (ii) funding totalling $2 million (2010 – nil) following the termination and settlement of outstanding derivative contracts in the event of a one-notch or two notch downgrade in the Bank's senior debt ratings.

Certain of the Bank's derivative contracts are governed by master derivative agreements having credit support provisions that permit the Bank's counterparties to call for collateral depending on the net mark-to-market exposure position of all derivative contracts governed by that master derivative agreement. Some of these agreements may permit the Bank's counterparties to require, upon the downgrade of the senior debt ratings of the Bank, to post additional collateral. As at October 31, 2011 the fair value of all derivative instruments with credit risk related contingent features in a net liability position was $12.9 billion (2010 – $11.9 billion). The Bank has posted $10.3 billion (2010 – $8.8 billion) of collateral for this exposure in the normal course of business. At October 31, 2011, the impact of a one-notch downgrade in the Bank's senior debt ratings would require the Bank to post an additional $0.5 billion (2010 – $0.6 billion) of collateral to that posted in the normal course of business. A two-notch down grade in the Bank's senior debt ratings would require the Bank to post an additional $1.6 billion (2010 – $1.7 billion) of collateral to that posted in the normal course of business.

NOTE 8 ACQUISITIONS AND OTHER

a) Acquisition of Chrysler Financial

On April 1, 2011, the Bank acquired 100% of the outstanding equity of Chrysler Financial in Canada and the U.S. for cash consideration of approximately $6,390 million including contingent consideration. As part of the purchase agreement, the Bank is required to pay additional cash consideration in the event that amounts realized on certain assets exceed a pre-established threshold. Under Canadian GAAP, contingent consideration is recorded as part of the purchase price, when the amount can be reasonably estimated and the outcome is determinable beyond a reasonable doubt. During September 2011, the amounts realized on these assets exceeded the threshold and the Bank was required to pay cash consideration of $70 million. The acquisition was accounted for by the purchase method. The results of Chrysler Financial from the acquisition date to October 31, 2011 have been consolidated with the Bank's results. The results of Chrysler Financial in the U.S. are reported in the U.S. Personal and Commercial Banking segment. The results of Chrysler Financial in Canada are reported in the Canadian Personal and Commercial Banking segment.

During the period from the acquisition date to October 31, 2011, goodwill increased by $73 million to $242 million, primarily due to the recognition of contingent consideration. The purchase price allocation is subject to refinement as the Bank completes the valuation of the assets acquired and liabilities assumed.

The following table presents the estimated fair values of the assets and liabilities of Chrysler Financial as of the date of acquisition.

Fair Value of Identifiable Net Assets Acquired

(millions of Canadian dollars)	Amount
Assets acquired	
Cash and cash equivalents	$ 3,081
Loans[1]	7,322
Other assets	2,235
	12,638
Less: Liabilities assumed	6,490
Fair value of identifiable net assets acquired	6,148
Goodwill	242
Total purchase consideration	$ 6,390

[1] The estimated fair value for loans reflects the expected credit losses at the acquisition date.

b) U.S. Personal and Commercial Banking Acquisitions in Fiscal 2010

On April 16, 2010, the Bank acquired certain assets and assumed liabilities of Riverside National Bank of Florida ("Riverside"), First Federal Bank of North Florida ("First Federal") and AmericanFirst Bank ("AmericanFirst") in FDIC-assisted transactions. In addition, the Bank entered into loss sharing agreements with the FDIC whereby the FDIC shares in the losses on loans and certain real estate assets. Under the terms of the loss sharing agreements, the FDIC reimburses the Bank for 50% of losses up to a threshold level for each bank ($449 million for Riverside, $59 million for First Federal and $18 million for AmericanFirst) and 80% of losses thereafter. The term of the loss sharing agreements is ten years from the date of acquisition for single family residential mortgages and five years (plus three years where only recoveries will be shared) for other loans and real estate assets. At the end of the loss sharing periods, the Bank may be required to make a payment to the FDIC based on the actual losses incurred in relation to the FDIC Intrinsic Loss Estimate as defined in the loss sharing agreements.

On September 30, 2010, the Bank acquired 100% of the outstanding common shares of The South Financial Group, Inc. (South Financial) for total consideration to common shareholders of approximately $64 million paid in cash and common shares in the amount of $11 million and $53 million, respectively. Each common share of South Financial was exchanged for US $0.28 cash or 0.004 of a Bank common share, resulting in the issuance of approximately 720 thousand common shares of the Bank. In addition, immediately prior to completion of the transaction, the United States Department of the Treasury sold the Bank its South Financial preferred stock and the associated warrant acquired under the Treasury's Capital Purchase Program and discharged all accrued but unpaid dividends on that stock for total cash consideration of approximately $134 million.

The acquisitions were accounted for by the purchase method. The results from these acquisitions have been consolidated with the Bank's results for the years ended October 31, 2011 and 2010. The results are included with TD Bank, N.A. and are reported in the U.S. Personal and Commercial Banking segment. As at the acquisition dates, the acquisitions contributed $2,184 million of net cash and cash equivalents, $8,457 million of loans, $115 million of identifiable intangibles, $4,021 million of other assets, $12,298 million of deposits and $2,550 million of other liabilities to the Bank's Consolidated Balance Sheet. Included in loans is $2,127 million of covered loans. The estimated fair value for loans reflects the expected credit losses at the acquisition date.

During the period from the acquisition date to October 31, 2011, goodwill decreased by $45 million to $271 million, primarily due to the completion of the valuation of the loan portfolio. During 2011, the purchase price allocation for Riverside, First Federal, AmericanFirst and South Financial acquisitions were completed and finalized.

c) TD Ameritrade Holding Corporation

As at October 31, 2011, the Bank's reported investment in TD Ameritrade Holding Corporation (TD Ameritrade) was 44.96% (October 31, 2010 – 45.93%) of the issued and outstanding shares of TD Ameritrade.

On August 6, 2010 and October 31, 2011, the Stockholders Agreement was amended in each case such that: (i) the Bank has until January 24, 2014 to reduce its ownership in TD Ameritrade to 45% if the Bank's ownership interest exceeds 45% as a result of authorized repurchases of common stock by TD Ameritrade; (ii) the Bank is required to commence reduction of its ownership in TD Ameritrade and continue its reduction as long as it can be executed at a price per share equal to or greater than the Bank's then-applicable average carrying value per share of TD Ameritrade; and (iii) in connection with stock repurchases by TD Ameritrade, the Bank's ownership interest in TD Ameritrade will not exceed 48%.

In accordance with the Bank's previously disclosed intention, the Bank sold 17.3 million shares of TD Ameritrade during the year and recognized a gain of $8.1 million on this sale.

NOTE 9 GOODWILL AND OTHER INTANGIBLES

GOODWILL

Goodwill represents the excess purchase price paid on acquisitions over the fair value assigned to identifiable net assets including identifiable intangible assets. Goodwill is not amortized but is assessed for impairment at least annually and when an event or change in circumstances indicates that there may be an impairment. Goodwill is allocated to reporting units that are either the operating business segment or the reporting unit below the segment. Goodwill impairment is identified by comparing the carrying value of the reporting unit with its fair value. Impairment in goodwill is charged to the Consolidated Statement of Income in the period in which the impairment is identified. No impairment write-downs were required for the years ended October 31, 2011, 2010, and 2009.

Goodwill by Segment

(millions of Canadian dollars)	Canadian Personal and Commercial Banking	Wealth Management	U.S. Personal and Commercial Banking	Wholesale Banking	Corporate	Total
2011						
Carrying value of goodwill at beginning of year	**$ 1,216**	**$ 587**	**$ 11,560**	**$ 150**	**$ 947**	**$ 14,460**
Goodwill arising on acquisitions	**5**	**–**	**202**[1]	**–**	**–**	**207**
Foreign currency translation adjustments and other	**–**	**(1)**	**(290)**	**–**	**–**	**(291)**
Carrying value of goodwill at end of year	**$ 1,221**	**$ 586**	**$ 11,472**	**$ 150**	**$ 947**	**$ 14,376**
2010						
Carrying value of goodwill at beginning of year	$ 1,216	$ 591	$ 12,115	$ 146	$ 947	$ 15,015
Goodwill arising on acquisitions	–	–	316[2]	4	–	320
Foreign currency translation adjustments and other	–	(4)	(871)	–	–	(875)
Carrying value of goodwill at end of year	$ 1,216	$ 587	$ 11,560	$ 150	$ 947	$ 14,460

[1] Primarily relates to goodwill arising from the acquisition of Chrysler Financial of $242 million and a $45 million decrease in goodwill for Riverside, First Federal, AmericanFirst and South Financial acquisitions. See Note 8 for further details.

[2] Consists of goodwill arising from the Riverside, First Federal, AmericanFirst and South Financial acquisitions.

OTHER INTANGIBLES

The Bank's other intangible assets consist primarily of core deposit intangibles, computer software, and customer relationships. Other intangible assets are amortized over their estimated useful life (3 to 20 years) on a straight-line basis for software and proportionate to the expected economic benefit for the remaining other intangible assets. Future amortization expense for the carrying amount of other intangible assets is estimated to be as follows for the next five years: 2012 – $425 million; 2013 – $387 million; 2014 – $328 million; 2015 – $254 million; and 2016 – $199 million.

All other intangible assets are assessed for impairment when an event or change in circumstances indicates that the assets might be impaired. No significant impairment write-downs were required for the years ended October 31, 2011, 2010, and 2009.

The following table presents details of the Bank's other intangible assets as at October 31:

Other Intangibles

(millions of Canadian dollars)			**2011**	2010
	Carrying value	**Accumulated amortization**	**Net carrying value**	Net carrying value
Core deposit intangible assets	**$ 5,298**	**$ (4,063)**	**$ 1,235**	$ 1,614
Other intangible assets	**5,938**	**(5,105)**	**833**	479
Total	**$ 11,236**	**$ (9,168)**	**$ 2,068**	$ 2,093

NOTE 10 LAND, BUILDINGS, EQUIPMENT, AND OTHER DEPRECIABLE ASSETS

Buildings, computer equipment, furniture and fixtures, other equipment, and leasehold improvements are recognized at cost less accumulated depreciation and provisions for impairment, if any. Land is recognized at cost. Gains and losses on disposal are included in non-interest income in the Consolidated Statement of Income.

Properties or other assets leased under a capital lease are capitalized and depreciated on a straight-line basis over the lease term or estimated useful life of the asset.

The Bank records the obligation associated with the retirement of a long-lived asset at fair value in the period in which it is incurred and can be reasonably estimated, and records a corresponding increase to the carrying amount of the asset. The asset is depreciated on a straight-line basis over its remaining useful life while the liability is accreted to reflect the passage of time until the eventual settlement of the obligation.

Depreciation is recognized on a straight-line basis over the useful lives of the assets estimated by asset category, as follows:

Assets	Useful life
Buildings	15 to 40 years
Computer equipment	3 to 7 years
Furniture and fixtures	3 to 15 years
Other equipment	5 to 8 years
Leasehold improvements	Lesser of lease term plus one renewal or 15 years

Net Book Value

(millions of Canadian dollars)			**2011**	2010
	Cost	**Accumulated depreciation**	**Net book value**	Net book value
Land	**$ 834**	**$ –**	**$ 834**	$ 830
Buildings	**2,179**	**678**	**1,501**	1,367
Computer equipment	**608**	**250**	**358**	680
Furniture, fixtures and other equipment	**1,461**	**750**	**711**	674
Leasehold improvements	**1,174**	**494**	**680**	696
Total	**$ 6,256**	**$ 2,172**	**$ 4,084**	$ 4,247

Accumulated depreciation at the end of 2010 was $2,285 million. Depreciation expense amounted to $467 million for 2011 (2010 – $601 million; 2009 – $600 million).

Depreciable assets are assessed for impairment when an event or change in circumstance indicates that the asset might be impaired. Impairment is considered to have occurred if the projected undiscounted cash flows resulting from the use and eventual disposition of an asset is less than its carrying value, at which point the asset would be written down to its net recoverable amount. An impairment loss is recognized in the Consolidated Statement of Income in the period in which the impairment is identified.

NOTE 11 OTHER ASSETS

Other Assets

(millions of Canadian dollars)	**2011**	2010
Amounts receivable from brokers, dealers and clients	**$ 5,035**	$ 8,132
Accounts receivable, prepaid expenses and other items[1]	**6,185**	6,032
Prepaid pension expense	**1,203**	1,223
Insurance-related assets, excluding investments	**1,300**	1,319
Accrued interest	**1,061**	1,040
Trading commodities[2]	**3,400**	2,249
Total	**$ 18,184**	$ 19,995

[1] In 2011, the FDIC indemnification assets were reclassified from loans to other assets on the Consolidated Balance Sheet on a retroactive basis. The balance of these indemnification assets as at October 31, 2011 was $86 million (October 31, 2010 – $167 million).

[2] Trading commodities consist of physical precious metals inventory and are carried at fair value less costs to sell, with changes in fair value recorded in Non-interest income – Trading income in the Consolidated Statement of Income, and are reported for regulatory purposes to OSFI as cash and cash equivalents.

NOTE 12 DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.

Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.

Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to 10 years. Accrued interest on deposits, calculated using the effective interest rate method, is included in other liabilities on the Consolidated Balance Sheet. The deposits are generally term deposits, guaranteed investment certificates and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at October 31, 2011 was $120 billion (2010 – $100 billion). Certain deposit liabilities are classified as trading and accounted for at fair value with the change in fair value recognized in the Consolidated Statement of Income.

Deposits by Type

(millions of Canadian dollars)				**2011**	2010
	Demand	**Notice**	**Term**	**Total**	Total
Personal	**$ 15,963**	**$ 183,530**	**$ 69,176**	**$ 268,669**	$ 249,251
Banks	**4,542**	**15**	**7,109**	**11,666**	12,508
Business and government[1]	**34,893**	**71,738**	**64,535**	**171,166**	145,221
Trading	**–**	**–**	**29,613**	**29,613**	22,991
Total	**$ 55,398**	**$ 255,283**	**$ 170,433**	**$ 481,114**	$ 429,971
Non-interest-bearing deposits included above					
In domestic offices				**$ 3,473**	$ 3,471
In foreign offices				**9,951**	8,292
Interest-bearing deposits included above					
In domestic offices				**262,272**	237,401
In foreign offices				**202,885**	178,355
U.S. federal funds deposited				**2,533**	2,452
Total[1,2]				**$ 481,114**	$ 429,971

[1] Included in deposit liabilities on the Consolidated Balance Sheet is $7 billion (2010 – $2 billion) due to covered bond holders; $350 million (2010 – $350 million) due to TD Capital Trust II; and $1,750 million (2010 – $1,750 million) due to TD Capital Trust IV.

[2] Includes deposits of $243,010 million (2010 – $203,994 million) denominated in U.S. dollars and $9,708 million (2010 – $8,987 million) denominated in other foreign currencies.

Term Deposits

(millions of Canadian dollars)							**2011**	2010
	Within 1 year	**Over 1 year to 2 years**	**Over 2 years to 3 years**	**Over 3 years to 4 years**	**Over 4 years to 5 years**	**Over 5 years**	**Total**	Total
Personal	**$ 10,031**	**$ 20,164**	**$ 12,081**	**$ 7,188**	**$ 2,464**	**$ 17,248**	**$ 69,176**	$ 77,112
Banks	**7,039**	**18**	**15**	**6**	**2**	**29**	**7,109**	8,585
Business and government	**33,366**	**11,263**	**4,453**	**5,293**	**7,577**	**2,583**	**64,535**	47,947
Trading	**28,214**	**34**	**28**	**61**	**854**	**422**	**29,613**	22,991
Total	**$ 78,650**	**$ 31,479**	**$ 16,577**	**$ 12,548**	**$ 10,897**	**$ 20,282**	**$ 170,433**	$ 156,635

NOTE 13 OTHER LIABILITIES

Other Liabilities

(millions of Canadian dollars)	**2011**	2010
Amounts payable to brokers, dealers and clients	**$ 6,865**	$ 7,911
Accounts payable, accrued expenses and other items	**5,585**	4,761
Insurance-related liabilities	**4,297**	4,091
Accrued interest	**1,371**	1,538
Accrued salaries and employee benefits	**1,702**	1,619
Accrued benefit liability	**1,071**	923
Securitization liabilities resulting from acquisitions	**1,802**	–
Cheques and other items in transit	**1,210**	473
Total	**$ 23,903**	$ 21,316

SUBORDINATED NOTES AND DEBENTURES

Subordinated notes and debentures are direct unsecured obligations of the Bank or its subsidiaries and are subordinated in right of payment to the claims of depositors and certain other creditors. Redemptions, cancellations, exchanges and modifications of subordinated debentures qualifying as regulatory capital are subject to the consent and approval of OSFI.

Interest expense is recognized on the accrual basis using the effective interest rate method.

Subordinated Notes and Debentures

(millions of Canadian dollars, except as noted)

Maturity date	Interest rate (%)	Earliest par redemption date	Foreign currency amount	2011	2010
December 2010 – August 2011	–	–		$ –	$ 3
June 2011[1]	7.63	–		–	205
May 2012[1]	7.00	–	US$ 202 million	202	210
August 2014	10.05	–		148	148
January 2016	4.32	January 2011		–	998
October 2016	4.87	October 2011		–	490
November 2017	5.38	November 2012		2,467	2,493
June 2018	5.69	June 2013		898	898
April 2020	5.48	April 2015		867	855
November 2020	3.37	November 2015		995	–
September 2022[1]	4.64	September 2017		270	270
July 2023	5.83	July 2018		650	650
May 2025	9.15	–		200	198
February 2031[1,2]	10.20	–		–	4
June 2033[1,2]	3.41	–		–	3
March 2034[1,2]	3.10	–		–	21
June 2035[1,2]	2.02	–		–	11
June 2035[1,2]	2.02	–		–	11
June 2036[1,2]	1.90	–		–	42
July 2036[1,2]	1.84	–		–	37
September 2037[1,2]	1.75	September 2012	US$ 78 million	77	79
September 2037[1,2]	1.67	September 2012	US$ 31 million	31	31
October 2037[1,2]	1.76	October 2012	US$ 18 million	18	18
October 2104	4.97	October 2015		800	800
December 2105	4.78	December 2016		2,247	2,231
December 2106	5.76	December 2017		1,800	1,800
Total				**$ 11,670**	$ 12,506

[1] Obligation of a subsidiary.
[2] Included in subordinated notes and debentures on the Consolidated Balance Sheet are amounts due to various capital trusts. Refer to Note 16.

New Issues and Redemptions

On October 28, 2011, the Bank redeemed all of its outstanding $500 million 4.87% medium term notes due October 28, 2016 at a redemption price of 100 per cent of the principal amount. The issue qualified as Tier 2 regulatory capital.

During the year, $3 million subordinated debentures of the Bank matured.

On June 15, 2011, US$200 million 7.625% subordinated notes of a subsidiary of the Bank matured.

During the year, subsidiaries of the Bank redeemed US$126 million of junior subordinated debentures.

On January 18, 2011, the Bank redeemed all of its outstanding $1 billion 4.317% medium term notes due January 18, 2016 at a redemption price of 100% of the principal amount. The issue qualified as Tier 2 regulatory capital.

On November 2, 2010, the Bank issued $1 billion of medium term notes constituting subordinated indebtedness pursuant to its medium term note program. The medium term notes will pay a coupon of 3.367% until November 2, 2015 and the bankers' acceptance rate plus 1.25% thereafter until maturity on November 2, 2020. The notes are redeemable at the Bank's option, subject to regulatory consent, at par on November 2, 2015 and any interest payment date thereafter. The Bank has included the issue as Tier 2 regulatory capital.

REPAYMENT SCHEDULE

The aggregate maturities of the Bank's subordinated notes and debentures are as follows:

Maturities

(millions of Canadian dollars)	2011	2010
Within 1 year	$ 202	$ 208
Over 1 year to 3 years	148	210
Over 3 years to 4 years	–	148
Over 4 years to 5 years	–	–
Over 5 years	11,320	11,940
Total	**$ 11,670**	$ 12,506

NOTE 15 LIABILITY FOR PREFERRED SHARES

The Bank classifies preferred shares that are mandatorily redeemable or convertible into a variable number of the Bank's common shares at the holder's option, as liabilities for reporting purposes. Dividend payments on these preferred shares are recorded in interest expense.

Preferred shares that are not mandatorily redeemable or that are not convertible into a variable number of the Bank's common shares at the holder's option, are not classified as liabilities and are presented in Note 18.

Liability for Preferred Shares Issued and Outstanding

(millions of shares and millions of Canadian dollars)		**2011**		2010
	Number of shares	**Amount**	Number of shares	Amount
Class A Preferred shares				
Series M	–	**$ –**	14.0	$ 350
Series N	–	–	8.0	200
REIT Preferred Stock				
Series 2000A	–[1]	**27**	–[1]	27
Series 2002C	–[2]	**5**	–[2]	5
Total		**$ 32**	22.0	$ 582

[1] 263 shares issued and outstanding.
[2] 55 shares issued and outstanding.

PREFERRED SHARES

Class A First Preferred Shares, Series M

The Series M shares were entitled to quarterly non-cumulative cash dividends, if declared, at a per annum rate of 4.70% per Series M share. The Series M shares were redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after April 30, 2009, and at a declining premium to a price of $25.00 per share if redeemed on or after April 30, 2013. The Series M shares were not redeemable at the option of the holder.

On October 31, 2011, the Bank redeemed all of its 14 million outstanding Class A First Preferred Shares, Series M at the price per share of $25.50 (representing a $0.50 premium to the $25.00 per share face price, recorded in interest expense) for an aggregate total of approximately $357 million. The Series M shares qualified as Tier 1 capital of the Bank.

Class A First Preferred Shares, Series N

The Series N shares were entitled to quarterly non-cumulative cash dividends, if declared, at a per annum rate of 4.60% per Series N share. The Series N shares were redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after April 30, 2009, and at a declining premium to a price of $25.00 per share if redeemed on or after April 30, 2013. The Series N shares were not redeemable at the option of the holder.

On October 31, 2011, the Bank redeemed all of its 8 million outstanding Class A First Preferred Shares, Series N at the price per share of $25.50 (representing a $0.50 premium to the $25.00 per share face price, recorded in interest expense) for an aggregate total of approximately $204 million. The Series N shares qualified as Tier 1 capital of the Bank.

REIT PREFERRED STOCK

REIT Preferred Stock, Series 2000A

A real estate investment trust, Carolina First Mortgage Loan Trust (Carolina First REIT), a subsidiary of TD Bank, N.A., issued the Series A preferred stock (Series 2000A shares). The Series 2000A shares are entitled to quarterly cumulative cash dividends, if declared, at a per annum rate of 11.125% per Series 2000A share. The Series 2000A shares are unsecured and mandatorily redeemable by Carolina First REIT on January 31, 2031. Each Series 2000A share may be automatically exchanged, without the consent of the holders, into a newly issued share of Series A preferred stock of TD Bank, N.A. on the occurrence of certain circumstances. The Series 2000A shares qualify as Tier 2 capital of the Bank.

REIT Preferred Stock, Series 2002C

Carolina First REIT issued the Series C preferred stock (Series 2002C shares). The Series 2002C shares are entitled to quarterly cumulative cash dividends, if declared, at a variable rate equal to the three month London Interbank Offer Rate (LIBOR) plus 3.50% per Series 2002C share. The Series 2002C shares are unsecured and mandatorily redeemable by Carolina First REIT on May 31, 2012. Each Series 2002C share may be automatically exchanged, without the consent of the holders, into a newly issued share of Series C preferred stock of TD Bank, N.A. on the occurrence of certain circumstances.

NOTE 16 CAPITAL TRUST SECURITIES

Capital Trust Securities – Series 2009 (TD CaTS) were issued by TD Capital Trust (Trust), a closed-end trust established under the laws of the Province of Ontario. On December 31, 2009, the Trust redeemed all of its 900,000 outstanding TD CaTS at a redemption price per unit of $1,000 plus any unpaid distribution.

Ipswich Statutory Trust I Capital Securities due February 22, 2031 were issued by Ipswich Statutory Trust I, a statutory trust established under the laws of the State of Connecticut, whose voting common securities were 100% owned by TD Bank US Holding Company (the "Company"). On February 22, 2011, the trust redeemed all of its outstanding capital securities at a redemption price per capital security of US$1,051 plus any unpaid distribution.

Hudson United Statutory Trust I Capital Securities due March 17, 2034 were issued by Hudson United Statutory Trust I, a statutory trust established under the laws of the State of Connecticut, whose voting common securities were 100% owned by the Company. On June 17, 2011, the trust redeemed all of its outstanding capital securities at a redemption price per capital security of US$1,000 plus any unpaid distribution.

Florida Banks Statutory Trust III Capital Securities due June 26, 2033 were issued by Florida Banks Statutory Trust III, a statutory trust established under the laws of the State of Connecticut, whose voting common securities were 100% owned by the Company. On June 26, 2011, the trust redeemed all of its outstanding capital securities at a redemption price per capital security of US$1,000 plus any unpaid distribution.

Interchange Statutory Trust I Capital Securities due June 29, 2035 were issued by Interchange Statutory Trust I, a statutory trust established under the laws of the State of Delaware, whose voting common securities were 100% owned by the Company. On June 15, 2011, the trust redeemed all of its outstanding capital securities at a redemption price per capital security of US$1,000 plus any unpaid distribution.

Interchange Statutory Trust II Capital Securities due June 17, 2035 were issued by Interchange Statutory Trust II, a statutory trust established under the laws of the State of Delaware, whose voting common securities were 100% owned by the Company. On June 17, 2011, the trust redeemed all of its outstanding capital securities at a redemption price per capital security of US$1,000 plus any unpaid distribution.

South Financial Capital Trust 2006-I Capital Securities due July 7, 2036 were issued by South Financial Capital Trust 2006–I, a statutory trust established under the laws of the State of Delaware, whose voting common securities were 100% owned by the Company. On July 7, 2011, the trust redeemed all of its outstanding capital securities at a redemption price per capital security of US$1,000 plus any unpaid distribution.

South Financial Capital Trust 2006-II Capital Securities due June 15, 2036 were issued by South Financial Capital Trust 2006-II, a statutory trust established under the laws of the State of Delaware, whose voting common securities were 100% owned by the Company. On June 15, 2011, the trust redeemed all of its outstanding capital securities at a redemption price per capital security of US$1,000 plus any unpaid distribution.

TD CaTS, Ipswich Statutory Trust I Capital Securities, Hudson United Statutory Trust I Capital Securities, Florida Banks Statutory Trust III Capital Securities, Interchange Statutory Trust I Capital Securities, Interchange Statutory Trust II Capital Securities, South Financial Capital Trust 2006-I Capital Securities, and South Financial Capital Trust 2006-II Capital Securities qualified as Tier 1 capital of the Bank.

Ipswich Statutory Trust I, Hudson United Statutory Trust I, Florida Banks Statutory Trust III, Interchange Statutory Trust I, Interchange Statutory Trust II, South Financial Capital Trust 2006-I, and South Financial Capital Trust 2006-II are variable interest entities. As the Bank is not the primary beneficiary of these entities, the Bank does not consolidate them.

TD Capital Trust II Securities – Series 2012-1 (TD CaTS II) were issued by TD Capital Trust II (Trust II), an open-end trust established under the laws of the Province of Ontario, whose voting securities are 100% owned by the Bank. The proceeds from the issuance were invested in a Bank deposit note. Each TD CaTS II may be automatically exchanged, without the consent of the holders, into forty non-cumulative Class A First Preferred Shares, Series A3 (Series A3 Shares) of the Bank on the occurrence of certain circumstances. The Series A3 Shares are convertible into a variable number of the Bank's common shares at the holder's option.

TD Capital Trust III Securities – Series 2008 (TD CaTS III) were issued by TD Capital Trust III (Trust III), a closed-end trust established under the laws of the Province of Ontario, whose voting securities are 100% owned by the Bank. The proceeds from the issuance were invested in trust assets. Each TD CaTS III may be automatically exchanged, without the consent of the holders, into forty non-cumulative Class A First Preferred Shares, Series A9 of the Bank on the occurrence of certain circumstances. TD CaTS III are not convertible or redeemable at the holder's option. Trust III is consolidated by the Bank and TD CaTS III are classified as non-controlling interests in subsidiaries.

TD Capital Trust IV Notes – Series 1 due June 30, 2108 (TD CaTS IV Notes – Series 1), TD Capital Trust IV Notes – Series 2 due June 30, 2108 (TD CaTS IV Notes – Series 2) and TD Capital Trust IV Notes – Series 3 due June 30, 2108 (TD CaTS IV Notes – Series 3) (collectively, TD CaTS IV Notes) were issued by TD Capital Trust IV (Trust IV), a trust established under the laws of the Province of Ontario, whose voting securities are 100% owned by the Bank. The proceeds from the issuances were invested in Bank deposit notes. Each TD CaTS IV Note – Series 1 and TD CaTS IV Note – Series 2 may be automatically exchanged into non-cumulative Class A First Preferred Shares, Series A10 of the Bank and each TD CaTS IV Note – Series 3 may be automatically exchanged into non-cumulative Class A First Preferred Shares, Series A11 of the Bank, in each case, without the consent of the holders, on the occurrence of certain circumstances. On each interest payment date in respect of which certain events have occurred, holders of TD CaTS IV Notes will be required to invest interest paid on such TD CaTS IV Notes in a new series of non-cumulative Class A First Preferred Shares of the Bank.

South Financial Capital Trust 2007-I Capital Securities (SFCT 2007-I Capital Securities) due September 1, 2037 were issued by South Financial Capital Trust 2007-I (SFCT 2007-I), a statutory trust established under the laws of the State of Delaware, whose voting common securities are 100% owned by the Company. SFCT 2007-I Capital Securities are non-voting securities, entitled to cumulative cash distributions payable quarterly at a variable rate per annum, reset quarterly, equal to three-month LIBOR plus 1.42%. Under certain circumstances, payment of distributions may be deferred for up to 20 consecutive quarterly periods. Under certain circumstances, such as the liquidation of SFCT 2007-I, debentures issued by the Company and currently held by SFCT 2007-I may be delivered to the holders of the SFCT 2007-I Capital Securities. On any distribution date on or after September 1, 2012, or upon the occurrence of certain events, the Bank may, at its option and with regulatory approval, redeem outstanding SFCT 2007-I Capital Securities, without the consent of holders. SFCT 2007-I Capital Securities are unsecured and are not redeemable at the option of the holder.

South Financial Capital Trust 2007-II Preferred Securities due October 30, 2037 (SFCT 2007-II Preferred Securities) were issued by South Financial Capital Trust 2007-II (SFCT 2007-II), a statutory trust established under the laws of the State of Delaware, whose voting common securities are 100% owned the Company. SFCT 2007-II Preferred Securities are non-voting securities, entitled to cumulative cash distributions payable quarterly at a variable rate per annum, reset quarterly, equal to three-month LIBOR plus 1.33%. Under certain circumstances, payment of distributions may be deferred for up to 20 consecutive quarterly periods. Under certain circumstances, such as the liquidation of SFCT 2007-II, debentures issued by the Company and currently held by SFCT 2007-II may be delivered to the holders of the SFCT 2007-II Preferred Securities. On any distribution date on or after October 30, 2012, or upon the occurrence of certain events, the Bank may, at its option and with regulatory approval, redeem outstanding SFCT 2007-II Preferred Securities, without the consent of holders. SFCT 2007-II Preferred Securities are unsecured and are not redeemable at the option of the holder.

South Financial Capital Trust 2007-III Capital Securities due September 15, 2037 (SFCT 2007-III Capital Securities) were issued by South Financial Capital Trust 2007-III (SFCT 2007-III), a statutory trust established under the laws of the State of Delaware, whose voting common securities are 100% owned by the Company. SFCT 2007-III Capital Securities are non-voting securities, entitled to cumulative cash distributions payable quarterly at a variable rate per annum, reset quarterly, equal to three-month LIBOR plus 1.32%. Under certain circumstances, payment of distributions may be deferred for up to 20 consecutive quarterly periods. Under certain circumstances, such as the liquidation of SFCT 2007-III, debentures issued by the Company and currently held by SFCT 2007-III may be delivered to the holders of the SFCT 2007-III Capital Securities. On any distribution date on or after September 15, 2012, or upon the occurrence of certain events, the Bank may, at its option and with regulatory approval, redeem outstanding SFCT 2007-III Capital Securities, without the consent of holders. SFCT 2007-III Capital Securities are unsecured and are not redeemable at the option of the holder.

TD CaTS II, TD CaTS III, TD CaTS IV Notes, SFCT 2007-I Capital Securities, SFCT 2007-II Preferred Securities and SFCT 2007-III Capital Securities all qualify as Tier 1 capital of the Bank.

Trust II, Trust IV, SFCT 2007-I, SFCT 2007-II and SFCT 2007-III are variable interest entities. As the Bank is not the primary beneficiary of these entities, the Bank does not consolidate them.

Capital Trust Securities

(millions of Canadian dollars, except as noted)	Thousands of units	Distribution/Interest payment dates	Annual yield	Redemption date At the option of the issuer	Conversion date At the option of the holder	**2011**	2010
Included in non-controlling interests in subsidiaries on the Consolidated Balance Sheet							
TD Capital Trust III Securities – Series 2008	1,000	June 30, Dec. 31	7.243%	Dec. 31, 2013[1]		**$ 987**	$ 986
Deposit notes issued to Trust II and Trust IV, included in deposits on the Consolidated Balance Sheet[2]							
TD Capital Trust II Securities – Series 2012-1	350	June 30, Dec. 31	6.792%	Dec. 31, 2007[3]	At any time[4]	**$ 350**	$ 350
TD Capital Trust IV Notes – Series 1	550	June 30, Dec. 31	9.523%[5]	June 30, 2014[6]		**550**	550
TD Capital Trust IV Notes – Series 2	450	June 30, Dec. 31	10.000%[7]	June 30, 2014[6]		**450**	450
TD Capital Trust IV Notes – Series 3	750	June 30, Dec. 31	6.631%[8]	Dec. 31, 2014[6]		**750**	750
	2,100					**$ 2,100**	$ 2,100
Junior subordinated debentures issued to capital trusts, Included in subordinated notes and debentures on the Consolidated Balance Sheet[9]							
Ipswich Statutory Trust I Capital Securities	4	Feb. 22, Aug. 22	10.20%	Feb. 22, 2011		**$ –**	$ 4
Hudson United Statutory Trust I Capital Securities	20	Mar. 17, June 17, Sep. 17, Dec. 17	3.09%	Mar. 17, 2009		**–**	21
Florida Banks Statutory Trust III Capital Securities	3	Mar. 26, June 26, Sep. 26, Dec. 26	3.40%	June 26, 2008		**–**	3
Interchange Statutory Trust I Capital Securities	10	Mar. 15, June 15, Sep. 15, Dec. 15	2.01%	Sep. 15, 2010		**–**	11
Interchange Statutory Trust II Capital Securities	10	Mar. 17, June 17, Sep. 17, Dec. 17	2.01%	June 17, 2010		**–**	11
South Financial Capital Trust 2006-I Capital Securities	35	Jan. 7, Apr. 7, July 7, Oct. 7	1.86%	July 7, 2011		**–**	37
South Financial Capital Trust 2006-II Capital Securities	40	Mar. 15, June 15, Sep. 15, Dec. 15	1.89%	June 15, 2011		**–**	42
South Financial Capital Trust 2007-I Capital Securities	75	Mar. 1, June 1, Sep. 1, Dec. 1	1.75%	Sep. 1, 2012[3]		**77**	79
South Financial Preferred Trust 2007-II Preferred Securities	17	Jan. 30, Apr. 30, July 30, Oct. 30	1.76%	Oct. 30, 2012[3]		**18**	18
South Financial Capital Trust 2007-III Capital Securities	30	Mar. 15, June 15, Sep. 15, Dec. 15	1.67%	Sep. 15, 2012[1]		**31**	31
	244					**$ 126**	$ 257

[1] On the redemption date and on any distribution date thereafter, Trust III may, with regulatory approval, redeem TD CaTS III in whole without the consent of the holders.

[2] Trust II and Trust IV are not consolidated by the Bank. The deposit notes issued to Trust II and Trust IV are reported in Deposits. See Note 12.

[3] On the redemption date and on any distribution date thereafter, Trust II or SFCT 2007-I or SFCT 2007-II or SFCT 2007-III, respectively may, with regulatory approval, redeem TD CaTS II or SFCT 2007-I Capital Securities or SFCT 2007-II Preferred Securities or SFCT 2007-III Capital Securities, respectively, in whole or in part, without the consent of the holders.

[4] Holders may exchange each TD CaTS II for forty non-cumulative Class A First Preferred Shares, Series A2 (Series A2 Shares) of the Bank. The Series A2 Shares are convertible into a variable number of the Bank's common shares at the holder's option.

[5] For the period from and including January 26, 2009 to but excluding June 30, 2019. Starting on June 30, 2019 and on every fifth anniversary thereafter, the interest rate will be reset to the Government of Canada yield plus 10.125%.

[6] On or after the redemption date, Trust IV may, with regulatory approval, redeem the TD CaTS IV Notes - Series 1, TD CaTS IV Notes – Series 2 or TD CaTS IV Notes – Series 3, respectively, in whole, without the consent of the holders.

[7] For the period from and including January 26, 2009 to but excluding June 30, 2039. Starting on June 30, 2039 and on every fifth anniversary thereafter, the interest rate will be reset to the Government of Canada yield plus 9.735%.

[8] For the period from and including September 15, 2009 to but excluding June 30, 2021. Starting on June 30, 2021 and on every fifth anniversary thereafter, the interest rate will be reset to the Government of Canada yield plus 4.00%.

[9] These capital trusts are not consolidated by the Bank. The junior subordinated debentures issued to these capital trusts are reported in Subordinated Notes and Debentures. See Note 14.

NOTE 17 NON-CONTROLLING INTERESTS IN SUBSIDIARIES

Non-Controlling Interests in Subsidiaries

(millions of Canadian dollars)	**2011**	2010
REIT preferred stock, Series A	**$ 490**	$ 501
TD Capital Trust III Securities – Series 2008[1]	**987**	986
Other	**6**	6
Total	**$ 1,483**	$ 1,493

[1] Refer to Note 16 for a description of the TD Capital Trust III securities.

REIT PREFERRED STOCK, SERIES A

A real estate investment trust, Northgroup Preferred Capital Corporation (Northgroup REIT), a subsidiary of TD Bank N.A., issued 500,000 preferred stock, Series A (Series A shares). Each Series A share is entitled to semi-annual non-cumulative cash dividends, if declared, at a per annum rate of 6.378%. The Series A shares are redeemable by Northgroup REIT, subject to regulatory consent, at a price of US$1,000 per Series A share on October 15, 2017 and every five years thereafter and qualify as Tier 1 capital of the Bank. Each Series A share may be automatically exchanged, without the consent of the holders, into a newly issued share of Series A preferred stock of TD Bank, N.A. on the occurrence of certain circumstances.

NOTE 18 SHARE CAPITAL

COMMON SHARES

The Bank is authorized by its shareholders to issue an unlimited number of common shares, without par value, for unlimited consideration. The common shares are not redeemable or convertible. Dividends are typically declared by the Board of Directors of the Bank on a quarterly basis and the amount may vary from quarter to quarter.

On September 16, 2011, the Bank issued 9.2 million shares for gross cash consideration of approximately $704 million. On June 15, 2010, the Bank issued 3.5 million common shares for gross cash consideration of $250 million. On December 5, 2008, the Bank issued 35 million common shares for gross cash consideration of $1.38 billion.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held

(millions of shares and millions of Canadian dollars)	**2011**		2010		2009	
	Number of shares	**Amount**	Number of shares	Amount	Number of shares	Amount
Common Shares						
Balance at beginning of year	**879.7**	**$ 16,730**	859.6	$ 15,357	811.3	$ 13,278
Proceeds from shares issued on exercise of stock options	**4.9**	**322**	8.1	521	4.6	247
Shares issued as a result of dividend reinvestment plan	**8.6**	**661**	7.7	546	8.8	451
Proceeds from issuance of new shares	**9.2**	**704**	3.6	252	34.9	1,381
Shares issued on acquisitions	**–**	**–**	0.7	54	–	–
Balance at end of year – common shares[1]	**902.4**	**$ 18,417**	879.7	$ 16,730	859.6	$ 15,357
Preferred Shares – Class A						
Series O	**17.0**	**$ 425**	17.0	$ 425	17.0	$ 425
Series P	**10.0**	**250**	10.0	250	10.0	250
Series Q	**8.0**	**200**	8.0	200	8.0	200
Series R	**10.0**	**250**	10.0	250	10.0	250
Series S	**10.0**	**250**	10.0	250	10.0	250
Series Y	**10.0**	**250**	10.0	250	10.0	250
Series AA	**10.0**	**250**	10.0	250	10.0	250
Series AC	**8.8**	**220**	8.8	220	8.8	220
Series AE	**12.0**	**300**	12.0	300	12.0	300
Series AG	**15.0**	**375**	15.0	375	15.0	375
Series AI	**11.0**	**275**	11.0	275	11.0	275
Series AK	**14.0**	**350**	14.0	350	14.0	350
Balance at end of year – preferred shares[1]	**135.8**	**$ 3,395**	135.8	$ 3,395	135.8	$ 3,395
Treasury Shares – Common[2]						
Balance at beginning of year	**(1.2)**	**$ (91)**	(0.8)	$ (15)	(1.1)	$ (79)
Purchase of shares	**(28.2)**	**(2,164)**	(30.6)	(2,158)	(33.3)	(1,756)
Sale of shares	**28.0**	**2,139**	30.2	2,082	33.6	1,820
Balance at end of year – treasury shares – common	**(1.4)**	**$ (116)**	(1.2)	$ (91)	(0.8)	$ (15)
Treasury Shares – Preferred[2]						
Balance at beginning of year	**–**	**$ (1)**	–	$ –	–	$ –
Purchase of shares	**(2.2)**	**(59)**	(2.3)	(63)	(0.2)	(6)
Sale of shares	**2.2**	**60**	2.3	62	0.2	6
Balance at end of year – treasury shares – preferred	**–**	**$ –**	–	$ (1)	–	$ –

[1] The outstanding common shares and preferred shares qualify as Tier 1 capital of the Bank.
[2] When the Bank purchases its own shares as a part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in shareholders' equity.

PREFERRED SHARES

Class A First Preferred Shares, Series O

On November 1, 2005, the Bank issued 17 million Class A First Preferred Shares, Series O for gross cash consideration of $425 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 4.85% per Series O share. The Series O shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after November 1, 2010 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after October 31, 2014.

Class A First Preferred Shares, Series P

On November 1, 2007, the Bank issued 10 million Class A First Preferred Shares, Series P for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.25% per Series P share. The Series P shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after November 1, 2012 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after October 31, 2016.

Class A First Preferred Shares, Series Q

On January 31, 2008, the Bank issued 8 million Class A First Preferred Shares, Series Q for gross cash consideration of $200 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% per Series Q share. The Series Q shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after January 31, 2013 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after January 31, 2017.

Class A First Preferred Shares, Series R

On March 12, 2008, the Bank issued 10 million Class A First Preferred Shares, Series R for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% per Series R share. The Series R shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after April 30, 2013 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after April 30, 2017.

5-Year Rate Reset Preferred Shares, Series S

On June 11, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series S for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.00% for the initial period from and including June 11, 2008 to but excluding July 31, 2013. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.60%. Holders of the Series S shares will have the right to convert all or any part of their shares into non-cumulative Floating Rate Preferred Shares, Series T, subject to certain conditions, on July 31, 2013, and on July 31 every five years thereafter and vice versa. The Series S shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2013 and on July 31 every five years thereafter.

5-Year Rate Reset Preferred Shares, Series Y

On July 16, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series Y for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.10% for the initial period from and including July 16, 2008 to but excluding October 31, 2013. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.68%. Holders of the Series Y shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series Z, subject to certain conditions, on October 31, 2013, and on October 31 every five years thereafter and vice versa. The Series Y shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on October 31, 2013 and on October 31 every five years thereafter.

5-Year Rate Reset Preferred Shares, Series AA

On September 12, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AA for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.00% for the initial period from and including September 12, 2008 to but excluding January 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.96%. Holders of the Series AA shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series AB, subject to certain conditions, on January 31, 2014, and on January 31 every five years thereafter and vice versa. The Series AA shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on January 31, 2014 and on January 31 every five years thereafter.

5-Year Rate Reset Preferred Shares, Series AC

On November 5, 2008, the Bank issued 8.8 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AC for gross cash consideration of $220 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% for the initial period from and including November 5, 2008 to but excluding January 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 2.74%. Holders of the Series AC shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series AD, subject to certain conditions, on January 31, 2014, and on January 31 every five years thereafter and vice versa. The Series AC shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on January 31, 2014 and on January 31 every five years thereafter.

5-Year Rate Reset Preferred Shares, Series AE

On January 14, 2009, the Bank issued 12 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AE for gross cash consideration of $300 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including January 14, 2009 to but excluding April 30, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.37%. Holders of the Series AE shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AF, subject to certain conditions, on April 30, 2014, and on April 30 every five years thereafter and vice versa. The Series AE shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on April 30, 2014 and on April 30 every five years thereafter.

5-Year Rate Reset Preferred Shares, Series AG

On January 30, 2009, the Bank issued 15 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AG for gross cash consideration of $375 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including January 30, 2009 to but excluding April 30, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.38%. Holders of the Series AG shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AH, subject to certain conditions, on April 30, 2014, and on April 30 every five years thereafter and vice versa. The Series AG shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on April 30, 2014 and on April 30 every five years thereafter.

5-Year Rate Reset Preferred Shares, Series AI

On March 6, 2009, the Bank issued 11 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AI for gross cash consideration of $275 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including March 6, 2009 to but excluding July 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.15%. Holders of the Series AI shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AJ, subject to certain conditions, on July 31, 2014, and on July 31 every five years thereafter and vice versa. The Series AI shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2014 and on July 31 every five years thereafter.

5-Year Rate Reset Preferred Shares, Series AK

On April 3, 2009, the Bank issued 14 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AK for gross cash consideration of $350 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including April 3, 2009 to but excluding July 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.33%. Holders of the Series AK shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AL, subject to certain conditions, on July 31, 2014, and on July 31 every five years thereafter and vice versa. The Series AK shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2014 and on July 31 every five years thereafter.

NORMAL COURSE ISSUER BID

The Bank did not have a normal course issuer bid outstanding during fiscal 2011, 2010 or 2009.

DIVIDEND REINVESTMENT PLAN

The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from the Bank's treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5% at the Bank's discretion, or from the open market at market price. During the year, a total of 8.6 million common shares were issued from the Bank's treasury at a discount of 1% (2010 – 7.7 million shares at a discount of 1%; 2009 – 8.8 million shares at a discount of 1%) under the dividend reinvestment plan.

DIVIDEND RESTRICTIONS

The Bank is prohibited by the *Bank Act* from declaring dividends on its preferred or common shares if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be, in contravention of the capital adequacy and liquidity regulations of the Bank Act or directions of OSFI. The Bank does not anticipate that this condition will restrict it from paying dividends in the normal course of business.

The Bank is also restricted from paying dividends in the event that either Trust II, Trust III or Trust IV fails to pay semi-annual distributions or interest in full to holders of their respective trust securities, TD CaTS II, TD CaTS III and TD CaTS IV Notes. In addition, the ability to pay dividends on common shares without the approval of the holders of the outstanding preferred shares is restricted unless all dividends on the preferred shares have been declared and paid or set apart for payment. Currently, these limitations do not restrict the payment of dividends on common shares or preferred shares.

TD Bank US Holding Company is restricted from paying dividends to its parent, TD US P&C Holdings ULC, in the event that either South Financial Capital Trust 2007-I, South Financial Capital Trust 2007-II or South Financial Capital Trust 2007-III fails to pay quarterly distributions or interest in full to holders of their respective trust securities. Further, in the case of South Financial Capital Trust 2007-II and South Financial Capital Trust 2007-III, all subsidiaries of TD Bank US Holding Company would be restricted from paying dividends in such an event.

NOTE 19 ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Comprehensive income is composed of the Bank's net income and other comprehensive income. Other comprehensive income consists of unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations, net of net investment hedging activities, and changes in the fair value of derivative instruments designated as cash flow hedges, all net of income taxes.

The following table summarizes the Bank's accumulated other comprehensive income (loss), net of income taxes, as at October 31.

Accumulated Other Comprehensive Income (Loss), Net of Income Taxes

(millions of Canadian dollars)	**2011**	2010
Net unrealized gain (loss) on available-for-sale securities, net of hedging activities	**$ 929**	$ 1,193
Net unrealized foreign currency translation gain (loss) on investments in subsidiaries, net of hedging activities	**(3,199)**	(2,901)
Net gain (loss) on derivative instruments designated as cash flow hedges	**2,806**	2,713
Total	**$ 536**	$ 1,005

NOTE 20 TRADING-RELATED INCOME

Trading assets and liabilities, including trading derivatives, certain loans held within a trading portfolio that are designated as trading under the fair value option, trading loans and trading deposits, are measured at fair value, with gains and losses recognized in the Consolidated Statement of Income.

Trading-related income comprises net interest income, trading income, and income from loans designated as trading under the fair value option that are managed within a trading portfolio. Net interest income arises from interest and dividends related to trading assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities. Trading income includes realized and unrealized gains and losses on trading assets and liabilities. Realized and unrealized gains and losses on loans designated as trading under the fair value option are included in non-interest income in the Consolidated Statement of Income.

Trading-related income excludes underwriting fees and commissions on securities transactions, which are shown separately in the Consolidated Statement of Income.

Trading-related income by product line depicts trading income for each major trading category.

Trading-Related Income

(millions of Canadian dollars)	**2011**	2010	2009
Net interest income (loss)	**$ 842**	$ 827	$ 1,210
Trading income (loss)	**43**	484	685
Loans designated as trading under the fair value option[1]	**4**	21	47
Total	**$ 889**	$ 1,332	$ 1,942
By product			
Interest rate and credit portfolios	**$ 403**	$ 896	$ 1,292
Foreign exchange portfolios	**432**	418	573
Equity and other portfolios	**50**	(3)	30
Loans designated as trading under the fair value option[1]	**4**	21	47
Total	**$ 889**	$ 1,332	$ 1,942

[1] Excludes amounts related to securities designated as trading under the fair value option that are not managed within a trading portfolio, but which have been combined with derivatives to form economic hedging relationships.

NOTE 21 INSURANCE

The Bank is engaged in insurance businesses relating to property and casualty insurance, life and health insurance, and reinsurance.

Premiums, net of reinsurance, for short-duration contracts, primarily property and casualty, are deferred as unearned premiums and recognized in other income on a pro rata basis over the terms of the policies. Unearned premiums and ceded unearned premiums, representing the portion of net written premiums that pertain to the unexpired term of the policies in force, are recorded in other liabilities. Premiums, net of reinsurance, from long-duration contracts, primarily life insurance, are recognized when due in other income.

Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits, as determined by the appointed actuary in accordance with accepted actuarial practice, and are included in other liabilities. The effect of changes in actuarial assumptions on policy benefit liabilities was not material during the year. Liabilities for property and casualty insurance represent estimated provisions for reported and unreported claims. Claims relating to property and casualty insurance are expensed as incurred.

Insurance Income, Net of Claims

(millions of Canadian dollars)	**2011**	2010	2009
Net earned premiums and fees	**$ 3,346**	$ 3,102	$ 2,802
Claims and related expenses, net of reinsurance	**2,173**	2,074	1,889
Total	**$ 1,173**	$ 1,028	$ 913

NOTE 22 STOCK-BASED COMPENSATION

The Bank operates various stock-based compensation plans. The Bank uses the fair value method of accounting for all stock option awards. Under the fair value method, the Bank recognizes compensation expense based on the fair value of the options, which is determined by using an option pricing model. The fair value of the options is recognized as compensation expense and contributed surplus over the service period required for employees to become fully entitled to the award. The contributed surplus balance is reduced as the options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock.

STOCK OPTION PLAN

The Bank maintains a stock option program for certain key employees and non-employee directors. Non-employee directors have not been granted stock options since December 2001. Options on common shares are periodically granted to eligible employees of the Bank under the plan for terms of seven or ten years and vest over a four-year period. These options provide holders with the right to purchase common shares of the Bank at a fixed price equal to the closing market price of the shares on the day prior to the date the options were issued. Under this plan, 2.3 million common shares have been reserved for future issuance (2010 – 4.0 million; 2009 – 5.7 million). The outstanding options expire on various dates to December 13, 2020. A summary of the Bank's stock option activity and related information for the years ended October 31 is as follows:

Stock Option Activity

(millions of shares, except as noted)		**2011**		2010		2009
	Number of shares	**Weighted-average exercise price**	Number of shares	Weighted-average exercise price	Number of shares	Weighted-average exercise price
Number outstanding, beginning of year	**19.2**	**$ 57.68**	25.9	$ 53.25	27.5	$ 55.37
Granted	**1.7**	**73.25**	1.7	65.98	4.0	41.50
Exercised	**(4.9)**	**49.14**	(8.1)	47.60	(4.6)	39.26
Forfeited/cancelled	**(0.1)**	**57.79**	(0.3)	65.68	(1.0)	61.58
Number outstanding, end of year	**15.9**	**$ 58.05**	19.2	$ 57.68	25.9	$ 53.25
Exercisable, end of year	**10.3**	**$ 56.32**	13.4	$ 58.63	19.6	$ 53.41

The following table summarizes information relating to stock options outstanding and exercisable as at October 31, 2011.

Range of Exercise Prices

	Options outstanding			**Options exercisable**	
	Number outstanding (millions of shares)	**Weighted-average remaining contractual life (years)**	**Weighted-average exercise price**	**Number exercisable (millions of shares)**	**Weighted-average exercise price**
$32.95 – $42.77	**4.7**	**3.75**	**$ 39.87**	**3.0**	**$ 39.02**
$43.52 – $50.96	**0.2**	**0.85**	**47.59**	**0.2**	**47.59**
$52.53 – $57.75	**1.2**	**3.28**	**54.39**	**1.2**	**54.39**
$58.39 – $61.65	**2.0**	**2.54**	**59.78**	**2.0**	**59.78**
$63.29 – $73.25	**7.8**	**5.74**	**69.44**	**3.9**	**68.91**

The fair value of options granted was estimated at the date of grant using a binomial tree-based valuation model. The following assumptions were used: (i) risk-free interest rate of 2.73% (2010 – 2.72%; 2009 – 2.17%); (ii) expected option life of 6.2 years (2010 – 6.2 years; 2009 – 5.6 years); iii) expected volatility of 26.6% (2010 – 26.6%; 2009 – 23.9%); and (iv) expected dividend yield of 3.3% (2010 – 3.2%; 2009 – 3.0%).

During the year, 1.7 million (2010 – 1.7 million; 2009 – 4.0 million) options were granted with a weighted-average fair value of $15.47 per option (2010 – $14.09 per option; 2009 – $7.62 per option). During the year, the Bank recognized compensation expense in the Consolidated Statement of Income of $27 million (2010 – $28 million; 2009 – $30 million) for the stock option awards granted.

OTHER STOCK-BASED COMPENSATION PLANS

The Bank operates restricted share unit and performance share unit plans which are offered to certain employees of the Bank. Under these plans, participants are awarded share units equivalent to the Bank's common shares that generally vest over three years. A liability is accrued by the Bank related to such share units awarded and an incentive compensation expense is recognized in the Consolidated Statement of Income over the service period required for employees to become fully entitled to the award. At the maturity date, the participant receives cash representing the value of the share units. The final number of performance share units will vary from 80% to 120% of the initial number awarded based on the Bank's total shareholder return relative to the average of the North American peer group. Beginning with units granted in December 2009, the Human Resources Committee of the Board (HRC) has the discretion to adjust the number of restricted share units and performance share units within a +/- 20% range at maturity at the plan or individual level based on a review of the risk taken to achieve business results over the life of the award; and, dividends will be re-invested in additional units that will be paid at maturity. The number of such share units outstanding under these plans as at October 31, 2011 is 14 million (2010 – 12 million; 2009 – 11 million).

The Bank also offers deferred share unit plans to eligible employees and non-employee directors. Under these plans, a portion of the participant's annual incentive award and/or maturing share units may be deferred as share units equivalent to the Bank's common shares. The deferred share units are not redeemable by the participant until termination of employment or directorship. Once these conditions are met, the deferred share unit must be redeemed for cash no later than the end of the next calendar year. Dividend equivalents accrue to the participants in the form of additional units. As at October 31, 2011, 3.0 million deferred share units were outstanding (2010 – 2.9 million; 2009 – 2.5 million).

Compensation expense for these plans is recorded in the year the incentive award is earned by the plan participant. Changes in the value of these plans are recorded, net of the effects of related hedges, in the Consolidated Statement of Income. For the year ended October 31, 2011, the Bank recognized compensation expense, net of the effects of hedges, for these plans of $279 million (2010 – $245 million; 2009 – $235 million). The compensation expense recognized before the effects of hedges was $349 million (2010 – $418 million; 2009 – $309 million).

EMPLOYEE OWNERSHIP PLAN

The Bank also operates a share purchase plan available to employees. Employees can contribute any amount of their eligible earnings (net of source deductions) to the Employee Ownership Plan. The Bank matches 100% of the first $250 of employee contributions each year and the remainder of employee contributions at 50% to an overall maximum of 3.5% of the employee's eligible earnings or $2,250, whichever comes first. The Bank's contributions vest once an employee has completed two years of continuous service with the Bank. For the year ended October 31, 2011, the Bank's contributions totalled $59 million (2010 – $55 million; 2009 – $52 million) and were expensed as salaries and employee benefits. As at October 31, 2011, an aggregate of 9.0 million common shares were held under the Employee Ownership Plan (2010 – 8.8 million; 2009 – 8.7 million). The shares in the Employee Ownership Plan are purchased in the open market and are considered outstanding for computing the Bank's basic and diluted earnings per share. Dividends earned on Bank common shares held by the Employee Ownership Plan are used to purchase additional common shares for the Employee Ownership Plan in the open market.

NOTE 23 EMPLOYEE FUTURE BENEFITS

DEFINED BENEFIT PENSION AND OTHER POST EMPLOYMENT BENEFIT (OPEB) PLANS

The Bank's principal pension plans, consisting of The Pension Fund Society of The Toronto-Dominion Bank (the Society) and the TD Pension Plan (Canada) (the TDPP), are defined benefit plans. In addition, the Bank maintains other partially funded and non-funded pension plans for eligible employees, for which pension benefits are paid by the Bank. The Society was closed to new members on January 30, 2009 and the TDPP commenced on March 1, 2009. Benefits under the principal pension plans are determined based upon the period of plan participation and the average salary of the member in the best consecutive five years in the last 10 years of combined plan membership.

Funding for the Bank's principal pension plans is provided by contributions from the Bank and members of the plans as applicable. In accordance with legislation, the Bank contributes amounts determined on an actuarial basis to the plans and has the ultimate responsibility for ensuring that the liabilities of the plan are adequately funded over time. The Bank's contributions to the principal pension plans during 2011 were $187 million (2010 – $168 million). These contributions were made in accordance with the actuarial valuation reports for funding purposes as at October 31, 2008 and March 1, 2009 for the Society and the TDPP, respectively. The next valuation date for funding purposes is as at October 31, 2011 for both of the principal pension plans.

The Bank also provides certain post-retirement benefits and post-employment benefits (non-pension employee benefits), which are generally non-funded. Non-pension employee benefit plans, where offered, generally include health care, life insurance and dental benefits. Employees must meet certain age and service requirements to be eligible for post-retirement benefits and are generally required to pay a portion of the cost of the benefits. Employees eligible for post-employment benefits are those on disability and child-care leave.

For the principal pension plans and the principal non-pension post-retirement benefit plan, actuarial valuations are prepared at least every three years to determine the present value of the accrued benefit liability. Pension and non-pension post-retirement benefit expenses are determined based upon separate actuarial valuations using the projected benefit method pro-rated on service and management's best estimates of expected long-term return on plan assets, compensation increases, health care cost trend rate and discount rate, which are reviewed annually by the Bank's actuaries. The discount rate used to value liabilities is based on long-term corporate AA bond yields as of the measurement date. The expense includes the cost of benefits for the current year's service, interest expense on liabilities, expected income on plan assets based on fair values and the amortization of benefit plan amendments and actuarial gains or losses. Plan amendments are amortized on a straight-line basis over the expected average remaining service life of the active members for the principal pension plans (9 years for the Society and 11 years for the TDPP) and the expected average remaining period to full eligibility for the principal non-pension post-retirement benefit plan (6 years). The excess, if any, of the net actuarial gain or loss over 10% of the greater of the projected benefit obligation and the fair value of plan assets is also amortized over the expected average remaining service life of the active members (9 years for the Society, 11 years for the TDPP, and 15 years for the principal non-pension post-retirement benefit plan). The cumulative difference between expense and contributions is reported in other assets or other liabilities.

PLAN ASSUMPTIONS

To develop the assumption for the expected long-term return on plan assets for the Bank's principal pension plans, the Bank considered the historical returns and the future expectations for returns for each asset class, as well as the investment policies of the principal pension plans. This resulted in the selection of the assumption for the expected long-term rate of return on plan assets of 6.50% (2010 – 6.75%) for the Society and 4.00% (2010 – 4.25%) for the TDPP.

The rate of increase for health care costs for the next year used to measure the expected cost of benefits covered for the principal non-pension post-retirement benefit plan is 6.30%. The rate is assumed to decrease gradually to 3.70% by the year 2028 and remain at that level thereafter. For 2011, the effect of a one percentage point increase or decrease in the health care cost trend rate on the benefit expense is an $8 million increase and a $6 million decrease, respectively, and on the benefit obligation, a $73 million increase and a $58 million decrease, respectively.

INVESTMENT STRATEGY AND ASSET ALLOCATION

The primary objective of the Society and the TDPP is to achieve an annualized real rate of return of 3.00% and 2.50%, respectively, over rolling 10-year periods. The investment policies for the principal pension plans are detailed below and exclude Pension Enhancement Account (PEA) assets which are invested at the member's discretion in certain mutual funds. The investment policies and asset allocations as at July 31 by asset category for the principal pension plans (excluding PEA) are as follows:

Investment Policy and Asset Allocation

	Acceptable Range		Asset Allocation				
			Society			TDPP	
	Society	TDPP	**2011**	2010	2009	**2011**	2010
Security							
Debt	30–48%	95–100%	**48%**	34%	33%	**98%**	100%
Equity	35–65	–	**43**	55	55	**–**	–
Alternative investments	0–15	–	**7**	7	8	**–**	–
Cash equivalents	0–4%	0–5%	**2**	4	4	**2**	–
Total			**100%**	100%	100%	**100%**	100%

The investment policy of the Society is a balanced portfolio. Debt instruments of a single non-government entity must not exceed 10% of the total debt portfolio. Non-government debt instruments generally must meet or exceed a credit rating of BBB at the time of purchase and during the holding period except that up to 20% of the fair value of the bond mandate managed to the DEX Universe Bond Index may be invested in bonds with a credit rating below BBB. There are no limitations on the maximum amount allocated to each credit rating within the debt portfolio. Futures contracts and options can be utilized provided they do not create financial leverage for the Society. The Society invests in hedge funds, which normally will employ leverage when executing their investment strategy. The equity portfolio is broadly diversified primarily across medium to large capitalization quality companies and income trusts with no individual holding exceeding 10% of the equity portfolio at any time. Foreign equities and American Depository Receipts of similar high quality may also be included to further diversify the portfolio. Alternative investments include hedge funds and private equities. Substantially all assets must have readily determinable fair values. The Society was in compliance with its investment policy throughout the year. For 2011, the Society's net assets included private equity investments in the Bank and its affiliates which had a fair value of $3 million (2010 – $4 million; 2009 – $4 million).

The investment policy of the TDPP, which commenced on March 1, 2009, is a high-quality, long-term fixed income portfolio. Debt instruments of non-government entities must not exceed 80% of the total fund and non-Canadian government entities must not exceed 20% of the total fund. Debt instruments of a single non-government or non-Canadian government entity must not exceed 10% of the total fund. All debt instruments must meet or exceed a credit rating of BBB- (or equivalent) at the time of purchase and during the holding period. In addition, any debt instruments that are rated from BBB+ to BBB- (or equivalent) must not exceed 35% of the total fund. Asset backed securities must have a minimum credit rating of AAA and must not exceed 25% of the total fund. Substantially all assets must have readily determinable fair values. The TDPP was in compliance with its investment policy throughout the year.

RISK MANAGEMENT PRACTICES

The principal pension plans' investments include financial instruments which are exposed to various risks. These risks include market risk (including foreign currency risk, interest rate risk, and price risk), credit risk, and liquidity risk. The principal pension plans manage these financial risks in accordance with the Pension Benefits Standards Act, 1985, applicable regulations, and the principal pension plans' Statement of Investment Policies and Procedures. The following are some specific risk management practices employed by the principal pension plans:

- Monitoring credit exposure of counterparties
- Monitoring adherence to asset allocation guidelines
- Monitoring asset class performance against benchmarks

OTHER PENSION AND RETIREMENT PLANS

CT Pension Plan

As a result of the acquisition of CT Financial Services Inc. (CT), the Bank sponsors a pension plan consisting of a defined benefit portion and a defined contribution portion. The defined benefit portion was closed to new members after May 31, 1987, and newly eligible employees joined the defined contribution portion of the plan. Effective August 18, 2002, the defined contribution portion of the plan was closed to new contributions from the Bank or active employees, except for employees on salary continuance and long-term disability, and employees eligible for that plan became eligible to join the Society or the TDPP for future service. The Bank received regulatory approval to wind-up the defined contribution portion of the plan effective April 1, 2011. After that date, the Bank's contributions to the defined contribution portion of the plan ceased. Funding for the defined benefit portion is provided by contributions from the Bank and members of the plan. For the defined contribution portion, annual pension expense is equal to the Bank's contributions to that portion of the plan.

TD Bank, N.A. (which includes TD Banknorth and Commerce) Retirement Plans

TD Banknorth has a closed non-contributory defined benefit retirement plan covering most permanent employees. Supplemental retirement plans were adopted for certain key officers and limited post-retirement benefit programs provide medical coverage and life insurance benefits to a closed group of employees and directors who meet minimum age and service requirements. Effective December 31, 2008, benefits under the retirement and supplemental retirement plans were frozen.

In addition, TD Bank, N.A. and its subsidiaries maintain a defined contribution 401(k) plan covering all employees. Effective January 1, 2009 the plan was amended to include a core contribution from TD Bank, N.A. for all employees and a transition contribution for certain employees. The additional amount contributed to the plan by TD Bank, N.A. for fiscal 2011 was $34 million (2010 – $34 million; 2009 – $31 million). In addition, on an ongoing basis, TD Bank, N.A., makes matching contributions to the 401(k) plan. The amount of the matching contribution for fiscal 2011 was $29 million (2010 – $28 million; 2009 – $18 million). For the defined contribution plan, annual pension expense is equal to the Bank's contributions to the plan.

TD Auto Finance (which includes Chrysler Financial) Retirement Plans

TD Auto Finance has both contributory and non-contributory defined benefit retirement plans covering most permanent employees. The non-contributory pension plan provides benefits based on a fixed rate for each year of service. The contributory plan provides benefits to salaried employees based on the employee's cumulative contributions, years of service during which employee contributions were made, and the employee's average salary during the consecutive five years in which the employee's salary was highest in the 15 years preceding retirement. In addition, TD Auto Finance provides limited post-retirement benefit programs, including medical coverage and life insurance benefits to certain employees who meet minimum age and service requirements. As a result of the acquisition of Chrysler Financial on April 1, 2011, obligations assumed and assets acquired related to the Chrysler Financial Services Americas LLC retirement plans are now included in the table below.

Supplemental Employee Retirement Plans

Supplemental employee retirement plans are partially funded by the Bank for eligible employees.

The following table presents the financial position of the Bank's principal pension plans, the principal non-pension post-retirement benefit plan, and the Bank's significant other pension and retirement plans. The plan assets and obligations are measured as at July 31, except as noted.

Employee Future Benefit Plans' Obligations, Assets and Funded Status

(millions of Canadian dollars)	Principal Pension Plans			Principal Non-Pension Post-Retirement Benefit Plan			Other Pension and Retirement Plans[1]		
	2011	2010	2009	**2011**	2010	2009	**2011**	2010	2009
Change in projected benefit obligation									
Projected benefit obligation at beginning of period	**$ 2,757**	$ 2,170	$ 2,201	**$ 418**	$ 351	$ 329	**$ 1,164**	$ 1,108	$ 978
Obligations assumed upon acquisition of Chrysler Financial	**–**	–	–	**–**	–	–	**673**	–	–
Service cost – benefits earned	**145**	97	66	**10**	8	9	**13**	8	10
Interest cost on projected benefit obligation	**168**	155	143	**24**	24	21	**84**	62	66
Members' contributions	**48**	47	43	**–**	–	–	**–**	–	–
Benefits paid	**(129)**	(123)	(122)	**(10)**	(9)	(9)	**(76)**	(53)	(53)
Actuarial (gains) losses	**–**	–	21	**2**	44	(9)	**(1)**	58	2
Change in foreign currency exchange rate	**–**	–	–	**–**	–	–	**29**	(26)	2
Change in actuarial assumptions	**210**	411	(182)	**–**	–	–	**153**	7	97
Plan amendments	**–**	–	–	**–**	–	10	**–**	–	6
Projected benefit obligation at end of period	**3,199**	2,757	2,170	**444**	418	351	**2,039**	1,164	1,108
Change in plan assets									
Plan assets at fair value at beginning of period	**2,829**	2,473	2,138	**–**	–	–	**755**	743	770
Assets acquired upon acquisition of Chrysler Financial	**–**	–	–	**–**	–	–	**579**	–	–
Actual income on plan assets	**114**	92	73	**–**	–	–	**16**	11	13
Gain (loss) on disposal of investments	**139**	72	(138)	**–**	–	–	**34**	12	(11)
Members' contributions	**48**	46	43	**–**	–	–	**–**	–	–
Employer's contributions	**185**	193	583	**10**	9	9	**25**	15	14
Increase (decrease) in unrealized gains on investments	**153**	127	(130)	**–**	–	–	**21**	56	9
Change in foreign currency exchange rate	**(39)**	(43)	34	**–**	–	–	**18**	(25)	6
Benefits paid	**(129)**	(123)	(122)	**(10)**	(9)	(9)	**(76)**	(54)	(53)
General and administrative expenses	**(9)**	(8)	(8)	**–**	–	–	**(4)**	(3)	(5)
Plan assets at fair value at end of period	**3,291**	2,829	2,473	**–**	–	–	**1,368**	755	743
Excess (deficit) of plan assets over projected benefit obligation	**92**	72	303	**(444)**	(418)	(351)	**(671)**	(409)	(365)
Unrecognized net loss from past experience, different from that assumed, and effects of changes in assumptions	**811**	838	527	**60**	59	14	**399**	256	238
Unrecognized prior service costs	**34**	44	54	**(23)**	(27)	(32)	**7**	10	14
Employer's contributions in fourth quarter	**49**	47	72	**2**	2	3	**4**	9	7
Prepaid pension asset (accrued benefit liability)	**$ 986**	$ 1,001	$ 956	**$(405)**	$(384)	$(366)	**$ (261)**	$ (134)	$ (106)
Annual expense									
Net pension expense includes the following components:									
Service cost – benefits earned	**$ 147**	$ 99	$ 68	**$ 10**	$ 8	$ 9	**$ 14**	$ 9	$ 11
Interest cost on projected benefit obligation	**168**	155	143	**24**	24	21	**84**	63	68
Expected return on plan assets[2]	**(183)**	(170)	(131)	**–**	–	–	**(71)**	(46)	(59)
Actuarial losses (gains) recognized in expense	**61**	28	24	**1**	–	–	**13**	5	3
Amortization of plan amendment costs	**10**	10	10	**(4)**	(5)	(6)	**3**	7	3
Total expense	**$ 203**	$ 122	$ 114	**$ 31**	$ 27	$ 24	**$ 43**	$ 38	$ 26
Actuarial assumptions used to determine the annual expense									
Weighted-average discount rate for projected benefit obligation[3]	**5.81%**	6.90%	7.13%	**5.80%**	6.70%	6.30%	**5.58%**	5.97%	6.42%
Weighted-average rate of compensation increase	**3.50**	3.50	3.50	**3.50**	3.50	3.50	**2.11**	2.19	2.09
Weighted-average expected long-term rate of return on plan assets[4]	**6.41**	6.75	6.75	**n/a**	n/a	n/a	**6.82**	6.70	6.95
Actuarial assumptions used to determine the benefit obligation at end of period									
Weighted-average discount rate for projected benefit obligation	**5.42%**	5.81%	6.90%	**5.40%**	5.80%	6.70%	**4.95%**	5.40%	5.94%
Weighted-average rate of compensation increase	**3.50**	3.50	3.50	**3.50**	3.50	3.50	**2.03**	2.19	2.09

[1] Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and Supplemental employee retirement plans. Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes. The plan assets and obligation of the TD Banknorth defined benefit pension plan and the TD Auto Finance retirement plans are measured as at October 31.

[2] The actual return on plan assets for the principal pension plans was $360 million (2010 – $243 million; 2009 – $(169) million).

[3] The Society was re-measured on October 31, 2008 using a 7.4% discount rate, reflecting the actuarial valuations as at October 31, 2008. The TDPP was measured on March 1, 2009, the commencement date of the TDPP, using an 8.3% discount rate.

[4] Net of fees and expenses for the Society.

The following table presents only those plans with projected benefit obligations in excess of plan assets at fair value.

Employee Future Benefit Plans' Obligations, Assets and Funded Status

(millions of Canadian dollars)	Principal Pension Plans			Principal Non-Pension Post-Retirement Benefit Plan			Other Pension and Retirement Plans		
	2011	2010	2009	**2011**	2010	2009	**2011**	2010	2009
Projected benefit obligation at end of period	**$ –**	$ –	$ 13	**$ 444**	$ 418	$ 351	**$ 2,039**	$ 1,164	$ 782
Plan assets at fair value at end of period	**–**	–	1	**–**	–	–	**1,368**	755	413
Excess (deficit) of plan assets over projected benefit obligation	**$ –**	$ –	$ (12)	**$ (444)**	$ (418)	$ (351)	**$ (671)**	$ (409)	$ (369)

CASH FLOWS AND AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET

The Bank's contributions to its principal pension plans, principal non-pension post-retirement benefit plan, and significant other pension and retirement plans are as follows:

Plan Contributions

(millions of Canadian dollars)	**2011**	2010	2009
Principal pension plans	**$ 187**	$ 168	$ 626
Principal non-pension post-retirement benefit plan	**10**	9	10
Other pension and retirement plans	**20**	17	18
Total	**$ 217**	$ 194	$ 654

Estimated Contributions

In 2012, the Bank or its subsidiaries expect to contribute $190 million to its principal pension plans, $15 million to its principal non-pension post-retirement benefit plan, and $32 million to its other pension and retirement plans. Future contribution amounts may change upon the Bank's review of its contribution levels during the year.

Estimated Future Benefit Payments

Estimated future benefit payments under the principal pension plans are $137 million for 2012; $142 million for 2013; $146 million for 2014; $152 million for 2015; $157 million for 2016; and $867 million for 2017 to 2021.

Estimated future benefit payments under the principal non-pension post-retirement benefit plan are $15 million for 2012; $16 million for 2013; $17 million for 2014; $18 million for 2015; $20 million for 2016; and $120 million for 2017 to 2021.

The Bank recognized the following amounts in the Consolidated Balance Sheet for the year ended October 31:

Amounts Recognized in the Consolidated Balance Sheet

(millions of Canadian dollars)	**2011**	2010
Other assets		
Principal pension plans	**$ 986**	$ 1,001
Other pension and retirement plans		
CT defined benefit pension plan	**63**	64
TD Banknorth defined benefit retirement plan	**125**	158
TD Auto Finance retirement plans	**26**	–
Other employee future benefits – net	**3**	–
Prepaid pension expense	**1,203**	1,223
Other liabilities		
Principal non-pension post-retirement benefit plan	**405**	384
Other pension and retirement plans		
TD Banknorth defined benefit retirement plan	**–**	28
TD Auto Finance retirement plans	**122**	–
Supplemental employee retirement plans	**353**	328
Other employee future benefits – net	**191**	183
Accrued benefit liability	**1,071**	923
Net amount recognized as at October 31	**$ 132**	$ 300

NOTE 24 INTEGRATION AND RESTRUCTURING COSTS

As a result of acquisitions by the Bank and related integration and restructuring initiatives, the Bank incurred integration costs of $134 million during the year (2010 – $90 million; 2009 – $393 million). Integration costs include costs related to information technology, employee retention costs, external professional consulting charges, marketing costs (including customer communication and rebranding), and integration-related travel costs. In the Consolidated Statement of Income, integration costs are included in non-interest expenses.

The Bank may also incur restructuring costs, which consist of certain termination benefits, the cost of amending certain executive employment and award agreements, contract termination costs, costs to consolidate facilities or relocate employees, and the write-down of long-lived assets due to impairment. During 2011, there were no restructuring costs that were incurred by the Bank (2010 – $17 million; 2009 – $36 million). In the Consolidated Statement of Income, these costs are included in restructuring costs.

As at October 31, 2011, the total unutilized balance of restructuring costs of $5 million (2010 – $11 million; 2009 – $20 million) shown in the following table is included in other liabilities in the Consolidated Balance Sheet:

Restructuring Costs

(millions of Canadian dollars)				**2011**	2010	2009
	Human resources	**Real estate**	**Other**	**Total**	Total	Total
Balance at beginning of year	**$ –**	**$ 9**	**$ 2**	**$ 11**	$ 20	$ 29
Restructuring costs arising during the year:						
U.S. Personal and Commercial Banking	–	–	–	–	17	36
Amount utilized during the year:						
Wholesale Banking	–	**1**	–	**1**	2	5
U.S. Personal and Commercial Banking	–	**3**	**2**	**5**	22	37
Foreign exchange and other adjustments	–	–	–	–	(2)	(3)
Balance at end of year	**$ –**	**$ 5**	**$ –**	**$ 5**	$ 11	$ 20

NOTE 25 INCOME TAXES

The Bank recognizes both the current and future income tax of all transactions that have been recognized in the 2011 Consolidated Financial Statements. Future income tax assets and liabilities are determined based on the tax rates that are expected to apply when the assets or liabilities are reported for tax purposes. The Bank records a valuation allowance to the extent the future tax asset exceeds the amount that is more likely than not to be realized.

Provision for (Recovery of) Income Taxes

(millions of Canadian dollars)	**2011**	2010	2009
Provision for income taxes – Consolidated Statement of Income			
Current income taxes	**$ 1,415**	$ 1,164	$ (95)
Future income taxes	**(116)**	98	336
	1,299	1,262	241
Provision for income taxes – Statement of Other Comprehensive Income			
Current income taxes	**202**	420	688
Future income taxes	**(51)**	548	798
	151	968	1,486
Income taxes – other non-income related items including business and other transition adjustments combinations			
Current income taxes	**(75)**	–	(18)
Future income taxes	**(78)**	(421)	348
	(153)	(421)	330
Total provision for (recovery of) income taxes	**$ 1,297**	$ 1,809	$ 2,057
Current income taxes			
Federal	**$ 677**	$ 878	$ 539
Provincial	**434**	539	297
Foreign	**431**	167	(261)
	1,542	1,584	575
Future income taxes			
Federal	**(26)**	(25)	446
Provincial	**(13)**	(16)	238
Foreign	**(206)**	266	798
	(245)	225	1,482
Total provision for (recovery of) income taxes	**$ 1,297**	$ 1,809	$ 2,057

Reconciliation to Statutory Tax Rate

(millions of Canadian dollars, except as noted)	**2011**		2010		2009	
Income taxes at Canadian statutory income tax rate	**$ 1,983**	**28.1%**	$ 1,761	30.5%	$ 1,006	31.8%
Increase (decrease) resulting from:						
Dividends received	**(214)**	**(3.0)**	(283)	(4.9)	(333)	(10.5)
Rate differentials on international operations	**(471)**	**(6.7)**	(359)	(6.2)	(448)	(14.1)
Agreement with Canada Revenue Agency[1]	**–**	**–**	121	2.1	–	–
Other – net	**1**	**–**	22	0.3	16	0.4
Provision for income taxes and effective income tax rate	**$ 1,299**	**18.4%**	$ 1,262	21.8%	$ 241	7.6%

[1] In 2010, the Bank reached an agreement with the Canada Revenue Agency (CRA) that resulted in a $121 million increase in the provision for income taxes. The agreement provides resolution to a number of outstanding tax matters related to certain discontinued strategies in the Wholesale Banking segment.

The net future income tax asset (liability) is composed of:

Net Future Income Tax Asset (Liability)[1]

(millions of Canadian dollars)	**2011**	2010
Future income tax assets		
Allowance for credit losses	**$ 508**	$ 479
Premises and equipment	**26**	47
Deferred expense (income)	**85**	(78)
Goodwill	**40**	49
Employee benefits	**573**	484
Losses available for carry forward	**130**	259
Other	**325**	512
Total future income tax assets	**1,687**	1,752
Valuation allowance	**(12)**	(194)
Future income tax assets	**1,675**	1,558
Future income tax liabilities		
Securities	**(1,066)**	(979)
Intangible assets	**(516)**	(723)
Employee benefits	**(308)**	(316)
Other	**–**	–
Total future income tax liabilities	**(1,890)**	(2,018)
Net future income tax liability[2]	**$ (215)**	$ (460)

[1] Presentation for certain prior year numbers has been restated to be consistent with the current year presentation.

[2] Included in the October 31, 2011 net future income tax liability are future income tax assets (liabilities) of $(393) million (2010 – $(432) million) in Canada, $178 million (2010 – $(12) million) in the United States and nil (2010 – $(16) million) in international jurisdictions.

Earnings of certain subsidiaries are subject to additional tax upon repatriation. The Bank has not recognized a future income tax liability for this additional tax since it does not currently plan to repatriate the undistributed earnings. If all the undistributed earnings of the operations of these subsidiaries were repatriated, estimated additional taxes payable would be $494 million as at October 31, 2011 (2010 – $409 million).

NOTE 26 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share is calculated using the same method as basic earnings per share except that the weighted-average number of common shares outstanding includes the potential dilutive effect of stock options granted by the Bank as determined under the treasury stock method. The treasury stock method determines the number of additional common shares by assuming that the outstanding stock options, whose exercise price is less than the average market price of the Bank's common stock during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. Such potential dilution is not recognized in a loss period.

Basic and Diluted Earnings Per Share

(millions of Canadian dollars, except as noted)	**2011**	2010	2009
Basic earnings per share			
Net income available to common shareholders	**$ 5,709**	$ 4,450	$ 2,953
Average number of common shares outstanding (millions)	**885.7**	867.1	847.1
Basic earnings per share (dollars)	**$ 6.45**	$ 5.13	$ 3.49
Diluted earnings per share			
Net income available to common shareholders	**$ 5,709**	$ 4,450	$ 2,953
Average number of common shares outstanding (millions)	**885.7**	867.1	847.1
Stock options potentially exercisable as determined under the treasury stock method (millions)[1]	**4.4**	5.0	3.0
Average number of common shares outstanding – diluted (millions)	**890.1**	872.1	850.1
Diluted earnings per share (dollars)[1]	**$ 6.41**	$ 5.10	$ 3.47

[1] For 2011, the computation of diluted earnings per share did not exclude any options as there were no options where the option price was greater than the average market price of the Bank's common shares. For 2010, the computation of diluted earnings per share excluded weighted-average options outstanding of 2,723 thousand with a weighted-average exercise price of $70.41 as the option price was greater than the average market price of the Bank's common shares. For 2009, the computation of diluted earnings per share excluded weighted-average options outstanding of 14,292 thousand with a weighted-average exercise price of $64.44 as the option price was greater than the average market price of the Bank's common shares.

NOTE 27 SEGMENTED INFORMATION

For management reporting purposes, the Bank's operations and activities are organized around four key business segments: Canadian Personal and Commercial Banking (CAD P&C) including TD Canada Trust, TD Insurance and TD Auto Finance Canada; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking (U.S. P&C), including TD Bank, America's Most Convenient Bank and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. Integration charges related to the acquisition of Chrysler Financial and the Bank's other activities are reported in the Corporate segment.

CAD P&C comprises the Bank's personal and business banking in Canada and provides financial products and services to personal, small business, insurance, and commercial customers. Wealth Management provides investment products and services to institutional and retail investors and includes the Bank's equity investment in TD Ameritrade. U.S. P&C provides commercial banking, mortgage banking and other financial services in the U.S., primarily in the Northeast and Mid-Atlantic regions and Florida. Wholesale Banking provides financial products and services to corporate, government, and institutional customers. The Bank's other activities are grouped into the Corporate segment. The Corporate segment includes the effects of asset securitization programs, treasury management, general provision for credit losses in CAD P&C and Wholesale Banking, elimination of taxable equivalent adjustments and other management reclassifications, corporate level tax benefits, and residual unallocated revenue and expenses.

Effective November 1, 2010, operating results and associated loans for the U.S. credit cards business were transferred from CAD P&C to U.S. P&C for segment reporting purposes. In addition, the Bank has implemented a change in its allocation methodologies whereby certain items previously reported in the Corporate segment are now being allocated to other segments. Prior period results were not reclassified. Effective July 4, 2011, executive responsibilities for the TD Insurance business were moved from Group Head, Canadian Banking, Auto Finance, and Credit Cards, TD to the Group Head, Wealth Management, Insurance and Corporate Shared Services, TD. The Bank is currently finalizing its future reporting format and will update its segmented information effective November 1, 2011. These changes will be applied retroactively to 2011.

The results of each business segment reflect revenue, expenses, and assets generated by the businesses in that segment. Due to the complexity of the Bank, its management reporting model uses various estimates, assumptions, allocations and risk-based methodologies for funds transfer pricing, inter-segment revenue, income tax rates, capital, indirect expenses and cost transfers to measure business segment results. Transfer pricing of funds is generally applied at market rates. Inter-segment revenue is negotiated between each business segment and approximate the fair value of the services provided. Income tax provision or recovery is generally applied to each segment based on a statutory tax rate and may be adjusted for items and activities unique to each segment. Amortization of intangible expense is included in the Corporate segment. Accordingly, net income for business segments is presented before amortization of intangibles.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.

As noted in Note 5, the Bank securitizes retail loans and receivables held by CAD P&C in transactions that are accounted for as sales. For the purpose of segmented reporting, CAD P&C accounts for the transactions as though they are financing arrangements. Accordingly, the interest income earned on the assets sold net of the funding costs incurred by the purchaser trusts is recorded in net interest income and impairment related to these assets is charged to provision for (reversal of) credit losses. This accounting is reversed in the Corporate segment and the gain recognized on sale which is in compliance with GAAP together with income earned on the retained interests net of credit losses incurred are included in other income.

The Bank purchases credit default swaps (CDS) to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in volatility in earnings from period to period which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment.

As discussed in Note 3, the Bank reclassified certain debt securities from trading to the available-for-sale category effective August 1, 2008. As part of the Bank's trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period's earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives, in excess of the accrued costs, are reported in the Corporate segment.

Results by Business Segment

(millions of Canadian dollars)	Canadian Personal and Commercial Banking	Wealth Management	U.S. Personal and Commercial Banking	Wholesale Banking	Corporate	Total
2011						
Net interest income	$ 7,320	$ 423	$ 4,286	$ 1,603	$ (801)	$ 12,831
Non-interest income	3,490	2,356	1,402	899	616	8,763
Provision for (reversal of) credit losses	820	–	666	22	(43)	1,465
Non-interest expenses	5,052	1,989	3,446	1,468	1,128	13,083
Income (loss) before income taxes	4,938	790	1,576	1,012	(1,270)	7,046
Provision for (recovery of) income taxes	1,327	221	320	199	(768)	1,299
Non-controlling interests in subsidiaries, net of income taxes	–	–	–	–	104	104
Equity in net income of an associated company, net of income taxes	–	207	–	–	39	246
Net income (loss)	$ 3,611	$ 776	$ 1,256	$ 813	$ (567)	$ 5,889
Total assets						
Balance sheet	$ 218,746	$ 21,766	$ 201,262	$ 212,765	$ 31,821	$ 686,360
Securitized[1]	67,740	–	–	3,989	(21,407)	50,322

[1] Securitized assets continue to be reported under the segments the original loans originated from.

Results by Business Segment

(millions of Canadian dollars)	Canadian Personal and Commercial Banking	Wealth Management	U.S. Personal and Commercial Banking	Wholesale Banking	Corporate	Total
2010						
Net interest income	$ 7,134	$ 336	$ 3,579	$ 1,815	$ (1,321)	$ 11,543
Non-interest income	3,237	2,121	1,180	1,059	425	8,022
Provision for (reversal of) credit losses	1,046	–	646	25	(92)	1,625
Non-interest expenses	4,934	1,813	2,910	1,395	1,111	12,163
Income (loss) before income taxes	4,391	644	1,203	1,454	(1,915)	5,777
Provision for (recovery of) income taxes	1,296	197	230	588	(1,049)	1,262
Non-controlling interests in subsidiaries, net of income taxes	–	–	–	–	106	106
Equity in net income of an associated company, net of income taxes	–	194	–	–	41	235
Net income (loss)	$ 3,095	$ 641	$ 973	$ 866	$ (931)	$ 4,644
Total assets						
Balance sheet	$ 198,058	$ 20,836	$ 179,604	$ 188,824	$ 32,223	$ 619,545
Securitized[1]	65,615	–	–	4,023	(19,027)	50,611
2009						
Net interest income	$ 6,348	$ 270	$ 3,607	$ 2,488	$ (1,387)	$ 11,326
Non-interest income	3,101	1,935	1,117	733	(352)	6,534
Provision for (reversal of) credit losses	1,155	–	948	164	213	2,480
Non-interest expenses	4,725	1,701	3,213	1,417	1,155	12,211
Income (loss) before income taxes	3,569	504	563	1,640	(3,107)	3,169
Provision for (recovery of) income taxes	1,097	159	(70)	503	(1,448)	241
Non-controlling interests in subsidiaries, net of income taxes	–	–	–	–	111	111
Equity in net income of an associated company, net of income taxes	–	252	–	–	51	303
Net income (loss)	$ 2,472	$ 597	$ 633	$ 1,137	$ (1,719)	$ 3,120
Total assets						
Balance sheet	$ 183,236	$ 20,592	$ 153,820	$ 164,939	$ 34,632	$ 557,219
Securitized[1]	57,659	–	–	4,057	(13,740)	47,976

[1] Securitized assets continue to be reported under the segments the original loans originated from.

RESULTS BY GEOGRAPHY

For reporting of geographic results, segments are grouped into Canada, United States and International. Transactions are primarily recorded in the location responsible for recording the revenue or assets. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer.

(millions of Canadian dollars)	**Total revenue**	**Income before income taxes**	**Net income**	**Goodwill**	**Total assets**
2011					
Canada	**$ 13,693**	**$ 4,306**	**$ 3,216**	**$ 1,466**	**$ 387,328**
United States	**5,771**	**923**	**671**	**12,861**	**237,630**
International	**2,130**	**1,817**	**2,002**	**49**	**61,402**
Total	**$ 21,594**	**$ 7,046**	**$ 5,889**	**$ 14,376**	**$ 686,360**
2010					
Canada	$ 12,741	$ 3,689	$ 2,637	$ 1,530	$ 355,021
United States	4,953	518	502	12,880	207,755
International	1,871	1,570	1,505	50	56,769
Total	$ 19,565	$ 5,777	$ 4,644	$ 14,460	$ 619,545
2009					
Canada	$ 12,154	$ 2,938	$ 2,256	$ 1,529	$ 329,454
United States	3,906	(1,265)	(541)	13,432	177,593
International	1,800	1,496	1,405	54	50,172
Total	$ 17,860	$ 3,169	$ 3,120	$ 15,015	$ 557,219

NOTE 28 RELATED-PARTY TRANSACTIONS

TRANSACTIONS WITH OFFICERS AND DIRECTORS AND THEIR AFFILIATES

The Bank makes loans to its officers and directors and their affiliates. Loans to directors and officers are on market terms and conditions unless, in the case of banking products and services for officers, otherwise stipulated under approved policy guidelines that govern all employees. The amounts outstanding are as follows:

Loans to Officers and Directors and their Associates

(millions of Canadian dollars)	2011	2010
Personal loans, including mortgages	**$ 18**	$ 11
Business loans	**195**	182
Total	**$ 213**	$ 193

In addition, the Bank offers deferred share and other plans to non-employee directors, executives and certain other key employees. See Note 23 for more details.

In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH EQUITY-ACCOUNTED INVESTEES

TD AMERITRADE

Pursuant to a Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank designated five of twelve members of TD Ameritrade's Board of Directors including our CEO and two independent directors of TD.

A description of significant transactions of the Bank and its affiliates with TD Ameritrade is set forth below.

Insured Deposit Account (formerly known as Money Market Deposit Account) Agreement

The Bank is party to an insured deposit account (IDA) agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade IDAs as designated sweep vehicles. TD Ameritrade provides marketing and support services with respect to the IDA. The Bank paid fees of $762 million in 2011 (2010 – $714 million; 2009 – $654 million) to TD Ameritrade for the deposit accounts. The fee paid by the Bank is based on the average insured deposit balance of $48.4 billion in 2011 (2010 – $39.2 billion) with a portion of the fee tied to the actual yield earned by the Bank on the investments, less the actual interest paid to clients of TD Ameritrade, with the balance based on an agreed rate of return. The Bank earns a flat fee of 25 basis points and is reimbursed for the cost of FDIC insurance premiums.

As at October 31, 2011, amounts receivable from TD Ameritrade were $97 million (2010 – $53 million). As at October 31, 2011, amounts payable to TD Ameritrade were $84 million (2010 – $82 million).

SYMCOR

The Bank has a one-third ownership in Symcor Inc. (Symcor), a Canadian provider of business process outsourcing services offering a diverse portfolio of integrated solutions in item processing, statement processing and production, and cash management services. The Bank accounts for Symcor's results using the equity method of accounting. During the year, the Bank paid $139 million (2010 – $135 million; 2009 – $164 million) for these services. As at October 31, 2011, the amount payable to Symcor was $12 million (2010 – $12 million).

NOTE 29 CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES, PLEDGED ASSETS, AND COLLATERAL

LITIGATION

The Bank and its subsidiaries are involved in various legal actions in the ordinary course of business. Contingent loss accruals are established when it becomes likely that the Bank will incur an expense and the amount can be reasonably estimated. The Bank may incur losses in addition to the amounts accrued where the loss is greater than estimated by management, or for matters when an unfavourable outcome is reasonably possible, but not probable. The Bank believes the estimate of the aggregate range of reasonably possible losses, in excess of contingent loss accruals, for its legal proceedings where it is possible to make such an estimate, is from nil to approximately $665 million as at October 31, 2011. This estimated aggregate range of reasonably possible losses is based upon currently available information for those proceedings in which the Bank is involved, taking into account the Bank's best estimate of such losses for those cases which an estimate can be made. For certain cases, the Bank does not believe that an estimate can currently be made as many of them are in preliminary stages and certain cases have no specific amount claimed. The Bank's estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of liability has yet to be determined. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate.

In management's opinion, based on its current knowledge and after consultation with counsel, the Bank believes that the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, in light of the uncertainties involved in such proceedings, some of which are beyond the Bank's control, it is possible that the ultimate resolution of those legal actions may be material to the Bank's consolidated results of operations for any particular reporting period.

The following is a description of the Bank's material legal proceedings.

Multidistrict Overdraft Litigation

TD Bank, N.A. has been named as a defendant in four putative nationwide class actions in challenging the manner in which it calculates and collects overdraft fees. The actions have all been transferred to the federal court in the Southern District of Florida for pre-trial proceedings in conjunction with similar actions pending against other banks. Plaintiffs challenge generally but not exclusively the manner in which debit transactions are batched and posted, by high to low amount rather than time of transaction. They claim that the posting method and related practices breach an implied covenant of good faith in the customer agreement, constitute unfair and deceptive acts and practices, cause a conversion of the customers' property, and otherwise render the Bank liable for compensatory damages in the amount of all overdraft fees collected as a result of the challenged practices, punitive damages, injunctive relief terminating the challenged practices, and attorneys fees, costs and interest. The Bank's motion to dismiss the actions has been denied, and discovery has commenced.

COMMITMENTS

Credit-related Arrangements

In the normal course of business, the Bank enters into various commitments and contingent liability contracts. The primary purpose of these contracts is to make funds available for the financing needs of customers. The Bank's policy for requiring collateral security with respect to these contracts and the types of collateral security held is generally the same as for loans made by the Bank.

Financial and performance standby letters of credit represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse and collateral security requirements as loans extended to customers. See also the Guarantees section below for further details.

Documentary and commercial letters of credit are instruments issued on behalf of a customer authorizing a third party to draw drafts on the Bank up to a certain amount subject to specific terms and conditions. The Bank is at risk for any drafts drawn that are not ultimately settled by the customer, and the amounts are collateralized by the assets to which they relate.

Commitments to extend credit represent unutilized portions of authorizations to extend credit in the form of loans and customers' liability under acceptances. A discussion on the types of liquidity facilities the Bank provides to its securitization conduits is included in Note 6.

The values of credit instruments reported below represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized.

Credit Instruments

(millions of Canadian dollars)	2011	2010
Financial and performance standby letters of credit	**$ 14,604**	$ 14,299
Documentary and commercial letters of credit	**271**	262
Commitments to extend credit[1]		
Original term to maturity of one year or less	**28,595**	28,206
Original term to maturity of more than one year	**45,105**	42,734
Total	**$ 88,575**	$ 85,501

[1] Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.

In addition, the Bank is committed to fund $345 million (2010 – $423 million) of private equity investments.

Long-term Commitments or Leases

The Bank has obligations under long-term non-cancellable leases for premises and equipment. Future minimum operating lease commitments for premises and for equipment, where the annual rental is in excess of $100 thousand, is estimated at $621 million for 2012; $619 million for 2013; $587 million for 2014; $534 million for 2015, $483 million for 2016, and $2,677 million for 2017 and thereafter.

Future minimum capital lease commitments where the annual payment is in excess of $100 thousand, is estimated at $34 million for 2012; $33 million for 2013; $32 million for 2014; $18 million for 2015, $14 million for 2016, and $18 million for 2017 and thereafter.

The premises and equipment net rental expense, included under non-interest expenses in the Consolidated Statement of Income, for the year ended October 31, 2011 was $876 million (2010 – $786 million; 2009 – $844 million).

Pledged Assets, Repurchase Agreements and Collateral

In the ordinary course of business, securities and other assets are pledged against liabilities. As at October 31, 2011, securities and other assets with a carrying value of $49 billion (2010 – $46 billion) were pledged in respect of securities sold short or under repurchase agreements. As at October 31, 2011, $7.4 billion (2010 – $2.2 billion) of consumer instalment and other personal loan assets were also pledged in respect of covered bonds issued by the Bank. These assets were sold by the Bank to a VIE which is consolidated by the Bank. In addition, as at October 31, 2011, assets with a carrying value of $18 billion (2010 – $17 billion) were deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties.

In the ordinary course of business, the Bank enters into security lending arrangements where it agrees to lend unpaid customer securities, or its own securities, to borrowers on a fully collateralized basis. Securities lent as at October 31, 2011 amounted to $16 billion (2010 – $12 billion).

In addition, the Bank may accept financial assets as collateral that the Bank is permitted to sell or repledge in the absence of default. These transactions are conducted under terms that are usual and customary to standard lending, and security borrowing and lending activities. As at October 31, 2011, the fair value of financial assets accepted as collateral that the Bank is permitted to sell or repledge in the absence of default is $26.2 billion (2010 – $24.2 billion). The fair value of financial assets accepted as collateral that has been sold or repledged (excluding cash collateral) was $8.6 billion as at October 31, 2011 (2010 – $6.7 billion).

Assets Sold with Recourse

In connection with its securitization activities, the Bank typically makes customary representations and warranties about the underlying assets in which the Bank may have an obligation to repurchase the assets. The nature of these representations and warranties are for the Bank, as the seller, to represent that the Bank has executed the sale of assets in good faith, and in compliance with relevant laws and contractual requirements. In the event that they do not meet these criteria, the loans may be required to be repurchased by the Bank. A contingent repurchase obligation does not by itself preclude sale treatment if the transferor does not maintain effective control over the specific transferred assets as at the date of transfer.

GUARANTEES

Guarantees issued by the Bank include contracts that require payments to be made to the guaranteed party based on: (i) changes in the underlying economic characteristics relating to an asset or liability of the guaranteed party; (ii) failure of another party to perform under an obligating agreement; or (iii) failure of another third party to pay its indebtedness when due. Guarantees are initially measured and recorded at their fair value. The Bank's release from risk is recognized over the term of the guarantee using a systematic and rational amortization method. If the guarantee qualifies as a derivative, they are remeasured at fair value at each balance sheet date and reported as derivatives in other assets or other liabilities as appropriate. The following types of transactions represent the principal guarantees that the Bank has entered into.

Assets Sold with Contingent Repurchase Obligations

The Bank sells mortgage loans to the TD Mortgage Fund (the "Fund"), a mutual fund managed by the Bank. The mortgage loans are fully collateralized by residential properties and are government guaranteed. The Bank continues to service the mortgages. As part of its servicing responsibilities, the Bank has an obligation to repurchase mortgage loans when they default for an amount equal to their carrying amount. Any losses on the repurchased defaulted mortgages are recovered through the government guarantee. In addition, if the Fund experiences a liquidity event such that it does not have sufficient cash to honour unitholder redemptions, it has the option to sell the mortgage loans back to the Bank at their fair value. These contingent repurchase obligations do not preclude sale treatment as the Bank does not maintain effective control over these mortgage loans as at the date of transfer. Generally, the term of these agreements do not exceed five years.

Credit Enhancements

The Bank guarantees payments to counterparties in the event that third party credit enhancements supporting asset pools are insufficient. Generally, the term of these credit facilities do not exceed 13 years.

Written Options

Written options are agreements under which the Bank grants the buyer the future right, but not the obligation, to sell or buy at or by a specified date, a specific amount of a financial instrument at a price agreed when the option is arranged and which can be physically or cash settled.

Written options can be used by the counterparty to hedge foreign exchange, equity, credit, commodity and interest rate risks. The Bank does not track, for accounting purposes, whether its clients enter into these derivative contracts for trading or hedging purposes and has not determined if the guaranteed party has the asset or liability related to the underlying. Accordingly, the Bank cannot ascertain which contracts are guarantees under the definition contained in the accounting guideline for disclosure of guarantees. The Bank employs a risk framework to define risk tolerances and establishes limits designed to ensure that losses do not exceed acceptable, pre-defined limits. Due to the nature of these contracts, the Bank cannot make a reasonable estimate of the potential maximum amount payable to the counterparties. The total notional principal amount of the written options as at October 31, 2011 is $126 billion (2010 – $120 billion).

Indemnification Agreements

In the normal course of operations, the Bank provides indemnification agreements to various counterparties in transactions such as service agreements, leasing transactions, and agreements relating to acquisitions and dispositions. Under these agreements, the Bank is required to compensate counterparties for costs incurred as a result of various contingencies such as changes in laws and regulations and litigation claims. The nature of certain indemnification agreements prevents the Bank from making a reasonable estimate of the maximum potential amount that the Bank would be required to pay such counterparties.

The Bank also indemnifies directors, officers and other persons, to the extent permitted by law, against certain claims that may be made against them as a result of their services to the Bank or, at the Bank's request, to another entity.

The table below summarizes as at October 31, the maximum potential amount of future payments that could be made under guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

Maximum Potential Amount of Future Payments

(millions of Canadian dollars)	**2011**	2010
Financial and performance standby letters of credit	**$ 14,428**	$ 14,057
Assets sold with contingent repurchase obligations	**1,357**	1,510
Credit enhancements and other	**176**	242
Total	**$ 15,961**	$ 15,809

NOTE 30 | INTEREST RATE RISK

The Bank earns and pays interest on certain assets and liabilities. To the extent that the assets, liabilities and financial instruments mature or reprice at different points in time, the Bank is exposed to interest rate risk. The table on the following page details interest-rate sensitive instruments by the earlier of the maturity or repricing date. Contractual repricing dates may be adjusted according to management's estimates for prepayments or early redemptions that are independent of changes in interest rates. Certain assets and liabilities are shown as non-rate sensitive although the profile assumed for actual management may be different. Derivatives are presented in the floating rate category.

Interest Rate Risk

(billions of Canadian dollars, except as noted)	Floating rate	Within 3 months	3 months to 1 year	Total within 1 year	Over 1 year to 5 years	Over 5 years	Non-interest sensitive	Total
2011								
Assets								
Cash resources and other	**$ 5.2**	**$ 17.6**	**$ 0.9**	**$ 23.7**	**$ –**	**$ –**	**$ 0.4**	**$ 24.1**
Effective yield		***0.2%***	***0.9%***		***–%***	***–%***		
Trading securities	**$ 0.6**	**$ 6.3**	**$ 12.3**	**$ 19.2**	**$ 16.6**	**$ 8.4**	**$ 24.1**	**$ 68.3**
Effective yield		***1.3%***	***0.8%***		***2.5%***	***3.0%***		
Available-for-sale	**$ 0.2**	**$ 58.1**	**$ 12.5**	**$ 70.8**	**$ 32.1**	**$ 10.0**	**$ 4.4**	**$ 117.3**
Effective yield		***0.4%***	***1.4%***		***1.6%***	***1.0%***		
Held-to-maturity	**$ –**	**$ 0.5**	**$ 1.4**	**$ 1.9**	**$ 5.1**	**$ –**	**$ –**	**$ 7.0**
Effective yield		***3.4%***	***2.4%***		***2.6%***	***–%***		
Securities purchased under reverse repurchase agreements	**$ 5.3**	**$ 32.9**	**$ 12.4**	**$ 50.6**	**$ 2.0**	**$ –**	**$ 1.0**	**$ 53.6**
Effective yield		***0.8%***	***0.4%***		***1.9%***	***–%***		
Loans	**$ 8.7**	**$ 183.7**	**$ 27.7**	**$ 220.1**	**$ 62.7**	**$ 14.8**	**$ 5.9**	**$ 303.5**
Effective yield		***2.0%***	***3.3%***		***3.8%***	***4.6%***		
Other	**$ 68.2**	**$ –**	**$ –**	**$ 68.2**	**$ –**	**$ –**	**$ 44.4**	**$ 112.6**
Total assets	**$ 88.2**	**$ 299.1**	**$ 67.2**	**$ 454.5**	**$118.5**	**$ 33.2**	**$ 80.2**	**$ 686.4**
Liabilities and shareholders' equity								
Trading deposits	**$ –**	**$ 20.3**	**$ 7.9**	**$ 28.2**	**$ 0.2**	**$ 0.4**	**$ 0.8**	**$ 29.6**
Effective yield		***0.4%***	***0.6%***		***1.1%***	***2.1%***		
Other deposits	**$ 149.1**	**$ 57.8**	**$ 34.7**	**$241.6**	**$ 52.4**	**$ 2.2**	**$ 155.3**	**$ 451.5**
Effective yield		***0.8%***	***1.4%***		***2.4%***	***7.8%***		
Obligations related to securities sold short	**$ 24.4**	**$ –**	**$ –**	**$ 24.4**	**$ –**	**$ –**	**$ –**	**$ 24.4**
Obligations related to securities sold under repurchase agreements	**$ 0.6**	**$ 25.0**	**$ –**	**$ 25.6**	**$ –**	**$ –**	**$ –**	**$ 25.6**
Effective yield		***0.7%***	***–%***		***–%***	***–%***		
Subordinated notes and debentures	**$ –**	**$ 0.1**	**$ 0.2**	**$ 0.3**	**$ 6.2**	**$ 5.2**	**$ –**	**$ 11.7**
Effective yield		***1.7%***	***7.0%***		***5.2%***	***5.4%***		
Other	**$ 71.1**	**$ –**	**$ –**	**$ 71.1**	**$ –**	**$ –**	**$ 25.6**	**$ 96.7**
Shareholders' equity	**$ –**	**$ –**	**$ –**	**$ –**	**$ 3.4**	**$ –**	**$ 43.5**	**$ 46.9**
Total liabilities and shareholders' equity	**$ 245.2**	**$ 103.2**	**$ 42.8**	**$ 391.2**	**$ 62.2**	**$ 7.8**	**$ 225.2**	**$ 686.4**
Net position	**$ (157.0)**	**$ 195.9**	**$ 24.4**	**$ 63.3**	**$ 56.3**	**$ 25.4**	**$ (145.0)**	**$ –**
2010								
Total assets	$ 83.7	$ 264.6	$ 48.3	$ 396.6	$118.8	$ 27.8	$ 76.3	$ 619.5
Total liabilities and shareholders' equity	231.1	86.3	48.0	365.4	59.3	3.7	191.1	619.5
Net position	$ (147.4)	$ 178.3	$ 0.3	$ 31.2	$ 59.5	$ 24.1	$ (114.8)	$ –

Interest Rate Risk by Category

(billions of Canadian dollars)	Floating rate	Within 3 months	3 months to 1 year	Total within 1 year	Over 1 year to 5 years	Over 5 years	Non-interest sensitive	Total
2011								
Canadian currency	**$ (104.9)**	**$ 141.4**	**$ 7.0**	**$ 43.5**	**$ 21.0**	**$ 3.4**	**$ (61.2)**	**$ 6.7**
Foreign currency	**(52.1)**	**54.5**	**17.4**	**19.8**	**35.3**	**22.0**	**(83.8)**	**(6.7)**
Net position	**$ (157.0)**	**$ 195.9**	**$ 24.4**	**$ 63.3**	**$ 56.3**	**$ 25.4**	**$ (145.0)**	**$ –**
2010								
Canadian currency	$ (91.1)	$ 122.5	$ (4.5)	$ 26.9	$ 17.0	$ 8.1	$ (60.7)	$ (8.7)
Foreign currency	(56.3)	55.8	4.8	4.3	42.5	16.0	(54.1)	8.7
Net position	$ (147.4)	$ 178.3	$ 0.3	$ 31.2	$ 59.5	$ 24.1	$ (114.8)	$ –

NOTE 31	CREDIT RISK

Concentration of credit risk exists where a number of borrowers or counterparties are engaged in similar activities, are located in the same geographic area or have comparable economic characteristics. Their ability to meet contractual obligations may be similarly affected by changing economic, political or other conditions. The Bank's portfolio could be sensitive to changing conditions in particular geographic regions.

Concentration of Credit Risk

(millions of Canadian dollars, except as noted)	Loans and customers' liability under acceptances[1]		Credit instruments[2,3]		Derivative financial instruments[4,5]	
	2011	2010	**2011**	2010	**2011**	2010
Canada	**71%**	72%	**58%**	56%	**35%**	34%
United States[6]	**27**	26	**37**	36	**20**	20
United Kingdom	**–**	1	**2**	2	**19**	14
Europe – other[7]	**1**	1	**2**	2	**20**	24
International	**1**	–	**1**	4	**6**	8
Total	**100%**	100%	**100%**	100%	**100%**	100%
	$ 311,310	$ 277,610	**$ 88,575**	$ 85,501	**$ 59,645**	$ 51,071

[1] Of the total loans and customers' liability under acceptances, the only industry segment which equalled or exceeded 5% of the total concentration as at October 31, 2011 was: Real estate 9% (2010 – 10%).

[2] As at October 31, 2011, the Bank had commitments and contingent liability contracts in the amount of $88,575 million (2010 – $85,501 million). Included are commitments to extend credit totalling $73,700 million (2010 – $70,940 million), of which the credit risk is dispersed as detailed in the table above.

[3] Of the commitments to extend credit, industry segments which equalled or exceeded 5% of the total concentration were as follows as at October 31, 2011: Financial institutions 20% (2010 – 22%); pipelines, oil and gas 12% (2010 – 11%); government, public sector entities and education 8% (2010 – 9%); sundry manufacturing and wholesale 7% (2010 – 3%); power and utilities 7% (2010 – 6%); telecommunications, cable and media 7% (2010 – 7%); automotive 6% (2010 – 3%).

[4] As at October 31, 2011, the current replacement cost of derivative financial instruments amounted to $59,645 million (2010 – $51,071 million). Based on the location of the ultimate counterparty, the credit risk was allocated as detailed in the table above. The table excludes the fair value of exchange traded derivatives.

[5] The largest concentration by counterparty type was with financial institutions (including non banking financial institutions), which accounted for 83% of the total (2010 – 79%). The second largest concentration was with governments, which accounted for 11% of the total (2010 – 13%). No other industry segment exceeded 5% of the total.

[6] Debt securities classified as loans were 1% (2010 – 2%) of the total loans and customers' liability under acceptances.

[7] Debt securities classified as loans were 1% (2010 – 1%) of the total loans and customers' liability under acceptances.

The following table presents the maximum exposure to credit risk of financial instruments, before taking account of any collateral held or other credit enhancements.

Gross Maximum Credit Risk Exposure

(millions of Canadian dollars)	**2011**	2010
Cash and due from banks	**$ 2,137**	$ 1,625
Interest-bearing deposits with banks	**21,015**	19,136
Securities[1]		
Trading		
Government and government-insured securities	**29,880**	23,921
Other debt securities	**10,045**	9,206
Retained Interest	**1,289**	1,437
Available-for-sale		
Government and government-insured securities	**83,064**	59,761
Other debt securities	**32,263**	40,589
Held-to-maturity		
Government and government-insured securities	**6,488**	9,119
Other debt securities	**502**	596
Securities purchased under reverse repurchase agreements	**53,599**	50,658
Loans		
Residential mortgages	**86,707**	71,419
Consumer instalment and other personal	**109,804**	100,343
Credit card	**8,678**	8,578
Business and government	**92,123**	82,225
Debt securities classified as loans	**6,183**	7,288
Customers' liability under acceptances	**7,815**	7,757
Derivatives[2]	**100,702**	85,995
Other assets	**12,585**	14,092
Total assets	**664,879**	593,745
Credit instruments[3]	**88,575**	85,501
Unconditionally cancellable commitments to extend credit relating to personal lines of credit and credit card lines	**124,731**	118,255
Total credit exposure	**$ 878,185**	$ 797,501

[1] Excludes equity securities.

[2] The gross maximum credit exposure for derivatives is based on the credit equivalent amount. The amounts exclude exchange traded derivatives. See Note 7.

[3] The balance represents the maximum amount of additional funds that the Bank could be obligated to extend should the contracts be fully utilized. The actual maximum exposure may differ from the amount reported above. See Note 29.

Credit Quality of Financial Assets

The following table provides the on and off-balance sheet exposures by risk-weight for certain financial assets that are subject to the standardized approach to credit risk. Under the standardized approach, assets receive an OSFI-prescribed risk-weight based on factors including counterparty type, product type, collateral and external credit assessments. These assets relate primarily to the Bank's U.S. Personal and Commercial Banking portfolio. Refer to the Managing Risk – Credit Risk section of the MD&A for a discussion on the risk rating for the standardized approach.

Financial Assets Subject to the Standardized Approach by Risk-Weights

(millions of Canadian dollars)	0%	20%	35%	50%	75%	100%	150%	Total
2011								
Loans								
Residential mortgages	**$ 71**	**$ 203**	**$ 11,155**	**$ –**	**$ 1,516**	**$ 172**	**$ 2**	**$ 13,119**
Consumer instalment and other personal	**–**	**423**	**2,987**	**–**	**20,800**	**59**	**151**	**24,420**
Credit card	**–**	**–**	**–**	**–**	**1,064**	**–**	**12**	**1,076**
Business and government	**2,235**	**1,560**	**–**	**–**	**2,646**	**36,320**	**1,562**	**44,323**
Debt securities classified as loans	**–**	**183**	**–**	**–**	**–**	**15**	**–**	**198**
Total loans	**2,306**	**2,369**	**14,142**	**–**	**26,026**	**36,566**	**1,727**	**83,136**
Securities – held-to-maturity	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Securities purchased under reverse repurchase agreement	**–**	**1,993**	**–**	**–**	**–**	**–**	**–**	**1,993**
Customers' liability under acceptances	**–**	**–**	**–**	**–**	**–**	**1**	**–**	**1**
Other assets[1]	**10,148**	**1,668**	**–**	**–**	**–**	**–**	**–**	**11,816**
Total assets	**12,454**	**6,030**	**14,142**	**–**	**26,026**	**36,567**	**1,727**	**96,946**
Off-balance sheet credit instruments	**11**	**1,813**	**–**	**–**	**693**	**11,506**	**–**	**14,023**
Total	**$ 12,465**	**$ 7,843**	**$ 14,142**	**$ –**	**$ 26,719**	**$ 48,073**	**$ 1,727**	**$ 110,969**
2010								
Loans								
Residential mortgages	$ 52	$ 245	$ 8,102	$ –	$ 1,525	$ 148	$ 2	$ 10,074
Consumer instalment and other personal	–	582	2,469	–	13,852	40	44	16,987
Credit card	–	–	–	–	916	–	18	934
Business and government	1,014	1,395	–	–	2,330	36,497	1,142	42,378
Debt securities classified as loans	–	284	–	–	–	19	–	303
Total loans	1,066	2,506	10,571	–	18,623	36,704	1,206	70,676
Securities – held-to-maturity	–	–	–	–	–	–	–	–
Securities purchased under reverse repurchase agreement	–	2,040	–	–	–	–	–	2,040
Customers' liability under acceptances	–	–	–	–	–	5	–	5
Other assets[1]	35	1,063	–	–	–	–	–	1,098
Total assets	1,101	5,609	10,571	–	18,623	36,709	1,206	73,819
Off-balance sheet credit instruments	9	1,849	–	–	659	9,824	–	12,341
Total	$ 1,110	$ 7,458	$ 10,571	$ –	$ 19,282	$ 46,533	$ 1,206	$ 86,160

[1] Other assets include amounts due from banks and interest-bearing deposits with banks.

The following tables provide the on and off-balance sheet exposures by risk rating for certain non-retail and retail financial assets that are subject to the Advanced Internal Rating Based (AIRB) approach to credit risk in the Basel II Capital Accord. Under the AIRB approach, assets receive a risk rating based on internal models of the Bank's historical loss experience (by counterparty type) and on other key risk assumptions. Refer to the Managing Risk – Credit Risk section of the MD&A for a discussion on the credit risk rating for non-retail and retail exposures subject to the AIRB approach.

Non-Retail Financial Assets Subject to the AIRB Approach by Risk Rating

(millions of Canadian dollars)	Investment grade	Non-investment grade	Watch and classified	Impaired/ defaulted	Total
2011					
Loans					
Residential mortgages	**$ 41,353**	**$ –**	**$ –**	**$ –**	**$ 41,353**
Consumer instalment and other personal	**31,644**	**37**	**–**	**–**	**31,681**
Business and government	**22,671**	**19,309**	**678**	**117**	**42,775**
Debt securities classified as loans	**5,061**	**486**	**538**	**–**	**6,085**
Total loans	**100,729**	**19,832**	**1,216**	**117**	**121,894**
Securities – held-to-maturity	**6,990**	**–**	**–**	**–**	**6,990**
Securities purchased under reverse repurchase agreement	**47,894**	**3,712**	**–**	**–**	**51,606**
Customers' liability under acceptances	**3,866**	**3,867**	**79**	**2**	**7,814**
Other assets[1]	**10,092**	**98**	**10**	**–**	**10,200**
Total assets	**169,571**	**27,509**	**1,305**	**119**	**198,504**
Off-balance sheet credit instruments	**51,935**	**5,614**	**71**	**5**	**57,625**
Total	**$ 221,506**	**$ 33,123**	**$ 1,376**	**$ 124**	**$ 256,129**
2010					
Loans					
Residential mortgages	$ 37,285	$ –	$ –	$ –	$ 37,285
Consumer instalment and other personal	32,616	153	–	–	32,769
Business and government	17,648	16,668	719	224	35,259
Debt securities classified as loans	6,414	151	495	–	7,060
Total loans	93,963	16,972	1,214	224	112,373
Securities – held-to-maturity	9,715	–	–	–	9,715
Securities purchased under reverse repurchase agreement	42,146	6,359	113	–	48,618
Customers' liability under acceptances	3,948	3,699	101	4	7,752
Other assets[1]	18,684	4	1	–	18,689
Total assets	168,456	27,034	1,429	228	197,147
Off-balance sheet credit instruments	44,612	5,071	174	9	49,866
Total	$ 213,068	$ 32,105	$ 1,603	$ 237	$ 247,013

[1] Other assets include amounts due from banks and interest-bearing deposits with banks.

Retail Financial Assets Subject to the AIRB Approach by Risk Rating[1]

(millions of Canadian dollars)	Low risk	Normal risk	Medium risk	High risk	Default	Total
2011						
Loans						
Residential mortgages	**$ 10,089**	**$ 14,399**	**$ 6,390**	**$ 1,278**	**$ 141**	**$ 32,297**
Consumer instalment and other personal	**7,417**	**21,968**	**19,240**	**5,290**	**281**	**54,196**
Credit card	**892**	**2,212**	**2,887**	**1,857**	**62**	**7,910**
Business and government	**259**	**2,190**	**2,241**	**1,370**	**73**	**6,133**
Total loans	**18,657**	**40,769**	**30,758**	**9,795**	**557**	**100,536**
Total assets	**18,657**	**40,769**	**30,758**	**9,795**	**557**	**100,536**
Off-balance sheet credit instruments	**20,247**	**16,933**	**5,916**	**1,316**	**5**	**44,417**
Total	**$ 38,904**	**$ 57,702**	**$ 36,674**	**$ 11,111**	**$ 562**	**$ 144,953**
2010						
Loans						
Residential mortgages	$ 8,069	$ 10,156	$ 4,556	$ 1,230	$ 112	$ 24,123
Consumer instalment and other personal	6,550	22,166	17,047	5,060	241	51,064
Credit card	714	2,012	2,848	2,301	61	7,936
Business and government	218	1,944	2,088	1,355	71	5,676
Total loans	15,551	36,278	26,539	9,946	485	88,799
Total assets	15,551	36,278	26,539	9,946	485	88,799
Off-balance sheet credit instruments	17,680	16,179	6,125	1,432	5	41,421
Total	$ 33,231	$ 52,457	$ 32,664	$ 11,378	$ 490	$ 130,220

[1] Credit exposures relating to the Bank's insurance subsidiaries have been excluded. The financial instruments held by the insurance subsidiaries are mainly comprised of available-for-sale securities and securities designated as trading under the fair value option, which are carried at fair value on the Consolidated Balance Sheet.

NOTE 32 REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market and operational risks. The Bank has various capital policies, procedures and controls which it utilizes to achieve its goals and objectives.

The Bank's objectives include:

- To be an appropriately capitalized financial institution as determined by:
  - The Bank's Risk Appetite Statement;
  - Capital requirements defined by relevant regulatory authorities; and,
  - The Bank's internal assessment of capital requirements consistent with the Bank's risk tolerance levels.
- To have the most economically achievable weighted average cost of capital (after tax), consistent with preserving the appropriate mix of capital elements to meet targeted capitalization levels.
- To ensure ready access to sources of appropriate capital, at reasonable cost, in order to:
  - Insulate the Bank from unexpected events;
  - Facilitate acquisitions; or,
  - Support business expansion.
- To support strong external debt ratings, in order to manage the Bank's overall cost of funds and to maintain accessibility to required funding.

The Bank's Total capital consists of two tiers of capital approved under OSFI's regulatory capital guidelines.

Tier 1 capital includes items such as common shares and preferred shares, retained earnings, contributed surplus, innovative capital instruments and qualifying non-controlling interests in subsidiaries. Tier 1 capital is reduced by items such as goodwill and net intangible assets (in excess of the 5% limit), 50% of the shortfall in allowances related to the Internal Ratings Based (IRB) approach portfolios, 50% of substantial investments and deductions from securitization investments.

Tier 2 capital includes items such as the general allowance for standardized portfolios and subordinated notes and debentures. Tier 2 capital is reduced by items such as 50% of the shortfall in allowances related to IRB approach portfolios, 50% of substantial investments, investments in insurance subsidiaries and deductions from securitization investments.

For regulatory capital purposes, insurance subsidiaries continue to be deconsolidated and reported as a deduction from capital. Insurance subsidiaries are subject to their own capital adequacy reporting such as OSFI's Minimum Continuing Capital Surplus Requirements and the Minimum Capital Test. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized.

During the year ended October 31, 2011, the Bank complied with the OSFI guideline related to capital ratios and the assets-to-capital multiple. This guideline is based on the "International Convergence of Capital Measurement and Capital Standards – A Revised Framework" (Basel II) issued by the Basel Committee on Banking Supervision. The Bank's regulatory capital position as at October 31 was as follows:

Regulatory Capital Position

(millions of Canadian dollars, except as noted)	**2011**	2010
Tier 1 capital	**$ 28,503**	$ 24,386
Tier 1 capital ratio[1]	**13.0%**	12.2%
Total capital[2]	**$ 34,978**	$ 31,070
Total capital ratio[3]	**16.0%**	15.5%
Assets-to-capital multiple[4]	**17.2**	17.5

[1] Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets (RWA).
[2] Total capital includes Tier 1 and Tier 2 capital.
[3] Total capital ratio is calculated as Total capital divided by RWA.
[4] The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total adjusted capital.

OSFI's target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively.

NOTE 33 RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the "Managing Risk" section of the MD&A, relating to credit, market and liquidity risks are an integral part of the 2011 Consolidated Financial Statements.

As noted in Note 1, the Bank is transitioning to IFRS effective for interim and annual periods beginning November 1, 2011. The Bank is required to prepare an opening IFRS Balance Sheet as at November 1, 2010, the date of transition to IFRS which forms the starting point for its financial reporting in accordance with IFRS.

In preparing the opening IFRS Balance Sheet as at November 1, 2010 the Bank has applied the requirements of IFRS 1. IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS. However, IFRS 1 provides for certain elective exemptions and certain mandatory exceptions from full retrospective application of IFRS as further described herein. The relevant mandatory exceptions include:

- Derecognition of Financial Instruments (Securitizations)
- Hedge Accounting

The elective exemptions taken by the Bank include:

- Employee Benefits
- Business Combinations
- Designation of Financial Instruments
- Cumulative Translation Differences

All other adjustments below relate to differences between Canadian GAAP and IFRS. The Bank's estimates under IFRS are consistent with estimates previously made under Canadian GAAP at the same date, after adjusting for differences in accounting policies.

The following is a reconciliation of the Bank's opening balance sheet from Canadian GAAP to IFRS.

Reconciliation of Consolidated Balance Sheet from Canadian GAAP to IFRS

(millions of Canadian dollars) — As at Nov. 1, 2010

Canadian GAAP		Effect of Transition to IFRS[1]: Mandatory Exceptions under IFRS 1	Elective Exemptions under IFRS 1	Other Adjustments	Presentation Changes[2]		IFRS
ASSETS							**ASSETS**
Cash and due from banks	$ 2,574	–	–	–	–	$ 2,574	**Cash and due from banks**
Interest-bearing deposits with banks	19,136	–	–	–	–	19,136	**Interest-bearing deposits with banks**
	21,710	–	–	–	–	21,710	
Securities							
Trading	59,542	5,494	–	(795)	(546)	63,695	Trading loans, securities and other
	–	–	–	–	51,470	51,470	Derivatives[2]
	–	(918)	–	–	3,068	2,150	Financial assets designated at fair value through profit or loss
Available-for-sale	102,355	(25,727)	9,936	123	–	86,687	Available-for-sale securities
Held-to-maturity	9,715	–	(9,715)	–	–	–	
	171,612	(21,151)	221	(672)	53,992	204,002	
Securities purchased under reverse repurchase agreements	50,658	–	–	–	–	50,658	**Securities purchased under reverse repurchase agreements**
Loans							**Loans**
Residential mortgages	71,482	65,211	22	(384)	(150)	136,181	Residential mortgages
Consumer instalment and other personal	100,821	–	–	6,554	–	107,371	Consumer instalment and other personal
Credit card	8,870	–	–	–	–	8,870	Credit card
Business and government	83,398	–	–	(74)	(123)	83,205	Business and government
Debt securities classified as loans	7,591	–	–	–	–	7,591	Debt securities classified as loans
	272,162	65,211	22	6,096	(273)	343,218	
Allowance for loan losses	(2,309)	–	–	–	–	(2,309)	Allowance for loan losses
Loans, net of allowance for loan losses	269,853	65,211	22	6,096	(273)	340,909	Loans, net of allowance for loan losses
Other							**Other**
Customers' liability under acceptances	7,757	–	–	–	–	7,757	Customers' liability under acceptances
Investment in TD Ameritrade	5,485	–	–	(47)	–	5,438	Investment in TD Ameritrade
Derivatives[2]	51,675	(220)	–	15	(51,470)	–	
Goodwill	14,460	–	(2,147)	–	–	12,313	Goodwill
Other intangibles	2,093	–	(289)	–	–	1,804	Intangibles
Lands, buildings and equipment	4,247	–	2	–	–	4,249	Land, buildings and equipment, and other depreciable assets
Current tax receivable	–	–	–	–	623	623	Current income tax receivable
Future income tax assets	–	299	297	249	200	1,045	Deferred tax assets
Other assets	19,995	656	(829)	(199)	(2,722)	16,901	Other assets
	105,712	735	(2,966)	18	(53,369)	50,130	
Total assets	$ 619,545	44,795	(2,723)	5,442	350	$ 667,409	**Total assets**

[1] Refer to the notes following the IFRS opening Consolidated Balance Sheet for a description of significant measurement and presentation differences between Canadian GAAP and IFRS.

[2] Certain comparative amounts have been reclassified to conform to the new IFRS presentation adopted on transition date.

Reconciliation of Consolidated Balance Sheet from Canadian GAAP to IFRS

(millions of Canadian dollars) As at Nov. 1, 2010

Canadian GAAP		Effect of Transition to IFRS[1] Mandatory Exceptions under IFRS 1	Elective Exemptions under IFRS 1	Other Adjustments	Presentation Changes[2]		IFRS
LIABILITIES							**LIABILITIES**
	$ –	–	–	–	22,991	$ 22,991	Trading deposits[3]
	–	–	–	–	52,552	52,552	Derivatives[3]
	–	27,256	–	–	–	27,256	Securitization liabilities at fair value
	–	–	–	31	–	31	Financial liabilities designated at fair value through profit or loss
	–	27,256	–	31	75,543	102,830	
Deposits							**Deposits**
Personal	249,251	–	–	–	–	249,251	Personal
Banks	12,508	–	–	(7)	–	12,501	Banks
Business and government	145,221	–	–	(2,100)	–	143,121	Business and government
Trading[3]	22,991	–	–	–	(22,991)	–	
	429,971	–	–	(2,107)	(22,991)	404,873	
Other							**Other**
Acceptances	7,757	–	–	–	–	7,757	Acceptances
Obligations related to securities sold short	23,695	–	–	(4)	–	23,691	Obligations related to securities sold short
Obligations related to securities sold under repurchase agreements	25,426	(3,235)	–	–	–	22,191	Obligations related to securities sold under repurchase agreements
Derivatives[3]	53,685	(1,101)	–	(32)	(52,552)	–	
	–	23,078	–	–	–	23,078	Securitization liabilities at amortized cost
	–	–	–	–	440	440	Provisions
Current income tax payable	352	63	–	3	623	1,041	Current income tax payable
Future income tax liabilities	460	77	(45)	79	200	771	Deferred tax liabilities
Other liabilities	21,316	(928)	159	6,056	(913)	25,690	Other liabilities
	132,691	17,954	114	6,102	(52,202)	104,659	
Subordinated notes and debentures	12,506	–	(2)	(255)	–	12,249	**Subordinated notes and debentures**
Liability for preferred shares	582	–	–	–	–	582	**Liability for preferred shares**
Liability for capital trust securities	–	–	–	2,344	–	2,344	**Liability for capital trust securities**
Non-controlling interests in subsidiaries[3]	1,493	–	–	–	(1,493)	–	
Total liabilities including Non-controlling interest	577,243	45,210	112	6,115	(1,143)	627,537	**Total liabilities**
SHAREHOLDERS' EQUITY							**EQUITY**
Common shares	16,730	–	(926)	–	–	15,804	Common shares
Preferred shares	3,395	–	–	–	–	3,395	Preferred shares
Treasury shares – common	(91)	–	–	–	–	(91)	Treasury shares – common
Treasury shares – preferred	(1)	–	–	–	–	(1)	Treasury shares – preferred
Contributed surplus	305	–	(85)	15	–	235	Contributed surplus
Retained earnings[2]	20,959	(513)	(4,936)	(729)	–	14,781	Retained earnings
Accumulated other comprehensive income (loss)[2]	1,005	98	3,112	41	–	4,256	Accumulated other comprehensive income (loss)
	42,302	(415)	(2,835)	(673)	–	38,379	
	–	–	–	–	1,493	1,493	Non-controlling interests in subsidiaries[3]
Total shareholders' equity	42,302	(415)	(2,835)	(673)	1,493	39,872	**Total equity**
Total liabilities and shareholders' equity	$ 619,545	44,795	(2,723)	5,442	350	$ 667,409	**Total liabilities and equity**

[1] Refer to the notes following the IFRS opening Consolidated Balance Sheet for a description of significant measurement and presentation differences between Canadian GAAP and IFRS.

[2] Included in the elective exemptions under IFRS 1 are adjustments related to the Bank's election for cumulative translation differences of $2,947 million. As discussed in Note 34(f), this adjustment has no resulting net impact on equity.

[3] Certain comparative amounts have been reclassified to conform to the new IFRS presentation adopted on transition date.

The following table is a reconciliation of the Bank's equity, previously reported in accordance with Canadian GAAP, to its equity in accordance with IFRS, as at November 1, 2010.

Reconciliation of Consolidated Equity from Canadian GAAP to IFRS

(millions of Canadian dollars)		As at
	Section	Nov. 1, 2010
Equity under Canadian GAAP[1]		$ 42,302
Effect of transition to IFRS		
Mandatory exception under IFRS 1:		
Derecognition of financial instruments (securitizations)	(a)	(415)
Hedge accounting	(b)	–
		(415)
Elective exemptions under IFRS 1:		
Employee benefits	(c)(i)	(820)
Business combinations	(d)	(2,180)
Designation of financial instruments	(e)	165
Cumulative translation differences	(f)	–
		(2,835)
Other adjustments:		
Loan origination costs	(g)	(391)
Consolidation	(h)	(82)
Employee benefits	(c)(ii)	(77)
Share-based payments	(i)	(107)
Income taxes[2]	(j)	(72)
Equity securities classified as available-for-sale with no quoted market price	(k)	90
Other	(l)	(34)
		(673)
Presentation differences:		
Non-controlling interests in subsidiaries	(m)	1,493
Total effect of transition to IFRS		(2,430)
Equity under IFRS		$ 39,872

[1] 'Equity' was referred to as 'Shareholders' Equity' under Canadian GAAP and did not include non-controlling interests in subsidiaries.
[2] Income taxes relates to all IAS 12 adjustments. All other adjustments are net of income taxes.

DESCRIPTION OF SIGNIFICANT MEASUREMENT AND PRESENTATION DIFFERENCES BETWEEN CANADIAN GAAP AND IFRS

Set forth below are the Bank's key differences between Canadian GAAP and IFRS, including elections and financial statement presentation changes.

a) Derecognition of Financial Instruments (Securitizations): Mandatory Exception

The Bank has elected to apply the derecognition provisions of IAS 39, *Financial Instruments: Recognition and Measurement*, on a retrospective basis for transactions occurring on or after January 1, 2004. In accordance with an OSFI statement issued February 2011, transactions occurring before January 1, 2004 were not adjusted upon transition to IFRS pursuant to IFRS 1. IFRS 1 permits the Bank to apply the derecognition provisions of IAS 39 to all transactions occurring before a date of the Bank's choosing, provided the information required to apply IAS 39 was obtained at the time of initially accounting for those transactions.

Under Canadian GAAP, the Bank derecognized financial assets that were transferred in a securitization to an SPE when control over the financial assets was transferred to third parties and consideration other than a beneficial interest in the transferred assets was received. A gain or loss on sale of the financial assets was recognized immediately in other income after the effects of hedges on the financial assets sold, if applicable. For transfers of certain mortgage backed securities (MBS) under the Canada Mortgage and Housing Corporation (CMHC) Canada Mortgage Bond (CMB) Program to the Canada Housing Trust (CHT), the Bank also enters into a seller swap with CHT. Under the seller swap agreement the Bank receives MBS interests and agrees to pay CMB interests to CHT. This seller swap was recorded as a derivative under Canadian GAAP at the time of sale. The seller swap agreement also requires the Bank to establish a segregated account for reinvestment (the "Principal Reinvestment Account" or "PRA") of any payments it receives that constitutes principal repayment in order to meet the principal repayment obligation upon the maturity of the CMBs. This repayment of principal is reinvested in certain trust permitted investments determined by the Bank. Under Canadian GAAP, the financial assets transferred under the CMHC program to CHT qualified as sales and were derecognized from the Bank's Consolidated Balance Sheet.

Under Canadian GAAP, where the Bank securitized mortgages with CMHC and received an MBS but had not sold the MBS to a third party, the resulting security remained on the Bank's Consolidated Balance Sheet and was classified as available-for-sale.

Under IFRS, the Bank derecognizes a financial asset where the contractual rights to that asset have expired. Derecognition may also be appropriate where the contractual right to receive future cash flows from the asset have been transferred, or where the Bank retains the rights to future cash flows from the asset but assumes an obligation to pay those cash flows to a third party subject to certain criteria.

When the Bank transfers a financial asset, it is necessary to assess the extent to which the Bank has retained the risks and rewards of ownership of the transferred asset. If substantially all the risks and rewards of ownership of the financial assets have been retained, the Bank continues to recognize the asset and the transfer is accounted for as a secured borrowing transaction. If substantially all the risks and rewards of ownership of the financial assets have been transferred, the Bank will derecognize the asset and recognize separately as assets or liabilities any rights and obligations created or retained in the transfer.

If the Bank neither transfers nor retains substantially all the risks and rewards of ownership of the financial assets, the Bank derecognizes the asset where it has relinquished control of the financial asset. The Bank is considered to have relinquished control of the financial asset where the transferee has the practical ability to sell the transferred financial asset. Where the Bank has retained control of the financial asset, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

As a result of the differences between Canadian GAAP and IFRS, most transfers of securitized financial assets that previously qualified for derecognition under Canadian GAAP, will no longer qualify for derecognition under IFRS. For example, certain transfers of MBS under the CMHC CMB Program to CHT will not qualify for derecognition.

These transfers will be accounted for as secured borrowing transactions under IFRS, resulting in the recognition of securitization liabilities for the proceeds received on the Bank's Consolidated Balance Sheet. This difference in accounting under IFRS has resulted in the following adjustments to the Bank's IFRS consolidated financial statements:

- Securitized mortgages which were off-balance sheet under Canadian GAAP have been recognized on the Bank's Consolidated Balance Sheet, resulting in an increase in residential loans, an increase in trading loans, and a decrease in retained interests
- Securitization liabilities not previously required under Canadian GAAP have been recognized on the Bank's Consolidated Balance Sheet, resulting in an increase in securitization liabilities at amortized cost and securitization liabilities at fair value.
- The seller swap previously recorded under Canadian GAAP, no longer exists under IFRS, as the payable portion of the swap is captured as part of the securitization liabilities recognized under IFRS. Similarly, the receivable portion of the swap is captured as part of securitized mortgages recognized on the Consolidated Balance Sheet under IFRS. The derecognition of the seller swap upon transition results in a reduction of derivative assets or derivative liabilities on the Bank's Consolidated Balance Sheet.
- The Bank will no longer record securitization gains or losses upon the transfer of financial assets that fail derecognition. Gains and losses relating to assets recorded on the Bank's Consolidated Balance Sheet on transition have been reversed. Certain transaction costs that were previously recorded as part of securitization gains or losses have been capitalized against securitization liabilities.
- Retained earnings have increased as a result of interest income earned on securitized mortgages which have been recognized on the Bank's Consolidated Balance Sheet under IFRS.
- Retained earnings have decreased as a result of interest expense recorded relating to securitization liabilities which have been recognized on the Bank's Consolidated Balance Sheet under IFRS.
- Under IFRS, assets transferred to the PRA account no longer qualifies for derecognition, as the Bank maintains the risk and rewards of ownership of those financial assets. These assets have been recognized on the Bank's Consolidated Balance Sheet resulting in an increase to residential loans, an increase to trading assets, and a decrease to obligation related to securities sold under repurchase agreements.
- Where the Bank has securitized mortgages with CMHC and has received an MBS but has not sold the MBS to a third party, the MBS remains on the Bank's Consolidated Balance Sheet as a mortgage. As a result, upon transition to IFRS, available-for-sale securities have decreased and residential mortgages have increased.

The total impact to the Bank's IFRS opening Consolidated Balance Sheet is disclosed in the table below:

Impact of Derecognition of Financial Instruments

(millions of Canadian dollars)	As at Nov. 1, 2010
Increase/(decrease) in assets:	
Trading loans, securities and other	$ 5,494
Derivatives	(220)
Financial assets designated at fair value through profit or loss	(918)
Available-for-sale securities	(25,727)
Loans – residential mortgages	65,211
Deferred tax assets	299
Other assets	656
(Increase)/decrease in liabilities:	
Securitization liabilities at fair value	(27,256)
Derivatives	1,101
Obligations related to securities sold under repurchase agreements	3,235
Securitization liabilities at amortized cost	(23,078)
Current income tax payable	(63)
Deferred tax liabilities	(77)
Other liabilities	928
Increase/(decrease) in equity	$ (415)

The total impact to the Bank's IFRS opening equity was a decrease of $415 million, comprised of an increase to accumulated other comprehensive income of $25 million and a decrease to retained earnings of $440 million.

b) Hedge Accounting: Mandatory Exception

Hedge accounting can only be applied to hedging relationships that meet the IFRS hedge accounting criteria upon transition to IFRS. All hedging relationships that qualify for hedge accounting under IFRS have been documented on the transition date.

Under Canadian GAAP, where a purchased option is a hedging instrument in a designated cash flow hedge accounting relationship, the assessment of effectiveness may be based on the option's terminal value and where certain circumstances are met, an entity can assume no ineffectiveness and the entire change in fair value of the option can be recognized in accumulated other comprehensive income. Under IFRS, an entity must specifically indicate whether the time value is included or excluded from a hedging relationship and must assess the option for effectiveness. If the time value of the option is excluded, changes in the options fair value due to time value are recognized directly in earnings. At transition date, where options were designated in cash flow hedge accounting relationships, the Bank excluded the changes in fair value of the option due to time value from the hedging relationship. The impact to the Bank's IFRS opening Consolidated Balance Sheet as at November 1, 2010 was an increase to accumulated other comprehensive income of $73 million, and a decrease to opening retained earnings of $73 million.

c) Employee Benefits

i) Employee Benefits: Elective Exemption

The Bank has elected to recognize unamortized actuarial gains or losses in its IFRS opening retained earnings. The impact of this election to the Bank's IFRS opening Consolidated Balance Sheet as at November 1, 2010 was a decrease to other assets of $933 million, an increase to deferred tax assets of $309 million, an increase to other liabilities of $196 million, and a decrease to opening retained earnings of $820 million.

ii) Employee Benefits: Other Differences between Canadian GAAP and IFRS Measurement Date

Under Canadian GAAP, the defined benefit obligation and plan assets may be measured up to three months prior to the date of the financial statements as long as the measurement date is applied consistently. Under Canadian GAAP, the Bank measured the obligation and assets of its principal pension and non-pension post-retirement benefit plans as at July 31.

IFRS requires that valuations be performed with sufficient regularity such that the amounts recognized in the financial statements do not differ materially from amounts that would be determined at the end of the reporting period. Under IFRS, the Bank will measure the assets and obligations of all defined benefit plans as at October 31.

Defined Benefit Plans – Past Service Costs

Canadian GAAP does not differentiate between accounting for the vested and unvested cost of plan amendments, deferring and amortizing both over the expected average remaining service life of active plan members.

Under IFRS, the cost of plan amendments is recognized immediately in income if it relates to vested benefits; otherwise, they are recognized over the remaining vesting period.

Defined Benefit Plans – Asset Ceiling Test

Under Canadian GAAP, when a defined benefit plan gives rise to a prepaid pension asset, a valuation allowance is recognized for any excess of the prepaid pension asset over the expected future benefits expected to be realized by the Bank.

Under IFRS, the prepaid pension asset is subject to a ceiling which limits the asset recognized on the Consolidated Balance Sheet to the amount that is recoverable through refunds of contributions or future contribution holidays.

In addition, under Canadian GAAP, the Bank was not required to recognize regulatory funding deficits. Under IFRS, the Bank is required to record a liability equal to the present value of all future cash payments required to eliminate any regulatory funding deficits related to its employee benefit plans.

Defined Benefit Plans – Attributing Benefits to Periods of Service

Under Canadian GAAP, for a defined benefit plan other than a pension plan, the obligation for employee future benefits should be attributed on a straight-line basis to each year of service in the attribution period unless the plan formula attributes a significantly higher level of benefits to employees' early years of service. Under those circumstances, the obligation should be attributed based on the plan's benefit formula.

IFRS requires that benefits be attributed to periods of service either under the plan benefit formula or on a straight-line basis from the date when service first leads to benefits to the date when further service will lead to no material amount of further benefits, other than from further salary increases. For the Bank's principal non-pension post-retirement plan, benefits are not earned until certain criteria are met. As a result, the attribution period will be shorter under IFRS, resulting in a reduction in the accrued benefit liability on transition to IFRS.

The impact of these other employee benefit differences between Canadian GAAP and IFRS to the Bank's IFRS opening Consolidated Balance Sheet as at November 1, 2010 was a decrease to other assets of $95 million, an increase to deferred tax assets of $26 million, an increase to other liabilities of $8 million, and a decrease to opening retained earnings of $77 million.

d) Business Combinations: Elective Exemption

As permitted under IFRS transition rules, the Bank has applied IFRS 3, Business Combinations (IFRS 3) to all business combinations occurring on or after January 1, 2007. Certain differences exist between IFRS and Canadian GAAP in the determination of the purchase price allocation. The most significant differences are described below.

Under Canadian GAAP, an investment in a subsidiary which is acquired through two or more purchases is commonly referred to as a "step acquisition". Each transaction is accounted for as a step-by-step purchase, and is recognized at the fair value of the net assets acquired at each step. Under IFRS, the accounting for step acquisitions differs depending on whether a change in control occurs. If change in control occurs, the acquirer remeasures any previously held equity investment at its acquisition-date fair value and recognizes any resulting gain or loss in the Consolidated Statement of Income. Any transactions subsequent to obtaining control are recognized as equity transactions.

Under Canadian GAAP, shares issued as consideration are measured at the market price over a reasonable time period before and after the date the terms of the business combination are agreed upon and announced. Under IFRS, shares issued as consideration are measured at their market price on the closing date of the acquisition.

Under Canadian GAAP, an acquirer's restructuring costs to exit an activity or to involuntarily terminate or relocate employees are recognized as a liability in the purchase price allocation. Under IFRS, these costs are generally expensed as incurred and not included in the purchase price allocation.

Under Canadian GAAP, costs directly related to the acquisition (i.e., finder fees, advisory, legal, etc.) are included in the purchase price allocation, while under IFRS these costs are expensed as incurred and not included in the purchase price allocation.

Under Canadian GAAP, contingent consideration is recorded when the amount can be reasonably estimated at the date of acquisition and the outcome is determinable beyond reasonable doubt, while under IFRS contingent consideration is recognized immediately in the purchase price equation at fair value and marked to market as events and circumstances change in the Consolidated Statement of Income.

The impact of the differences between Canadian GAAP and IFRS to the Bank's IFRS opening Consolidated Balance Sheet is disclosed in the table below.

Business Combinations: Elective Exemption

(millions of Canadian dollars)	As at Nov. 1, 2010
Increase/(decrease) in assets:	
Available-for-sale securities	$ (1)
Goodwill	(2,147)
Loans – residential mortgages	22
Loans – consumer instalment and other personal	–
Loans – business and government	–
Intangibles	(289)
Land, buildings and equipment and other depreciable assets	2
Deferred tax assets	(12)
Other assets	104
(Increase)/decrease in liabilities:	
Deferred tax liabilities	102
Other liabilities	37
Subordinated notes and debentures	2
Increase/(decrease) in equity	$ (2,180)

The total impact of business combination elections to the Bank's IFRS opening equity was a decrease of $2,180 million, comprised of a decrease to common shares of $926 million, a decrease to contributed surplus of $85 million and a decrease to retained earnings of $1,169 million.

e) Designation of Financial Instruments: Elective Exemption

Under IAS 39, *Financial Instruments: Recognition and Measurement*, entities are permitted to make certain designations only upon initial recognition. IFRS 1 provides entities with an opportunity to make these designations on the date of transition to IFRS provided the asset or liability meets certain criteria specified under IFRS at that date.

The Bank has designated certain held-to-maturity financial assets to available-for-sale financial assets. The impact of this designation on the Bank's IFRS opening Consolidated Balance Sheet as at November 1, 2010 was an increase to available-for-sale securities of $9,937 million, a decrease to held-to-maturity securities of $9,715 million, an increase to deferred tax liabilities of $57 million, and an increase to opening equity of $165 million. The total impact to the Bank's opening equity comprised of an increase to accumulated other comprehensive income of $165 million and no impact to retained earnings.

f) Cumulative Translation Differences: Elective Exemption

The Bank has elected to reclassify all cumulative translation differences on its foreign operations net of hedging activities which were recorded in accumulated other comprehensive income, to retained earnings on transition. As a result, the Bank has reclassified the entire balance of cumulative translation losses at transition date of $2,947 million from accumulated other comprehensive income into retained earnings, with no resulting net impact on equity.

g) Loan Origination Costs: Other Differences between Canadian GAAP and IFRS

Under Canadian GAAP, costs that are directly attributable to the origination of a loan, which include commitment costs, were deferred and recognized as an adjustment to the loan yield over the expected life of the loan using the effective interest rate method. Under IFRS, loan origination costs must be both directly attributable and incremental to the loan origination in order to be deferred and amortized and recognized as a yield adjustment over the expected life of the loan. On transition to IFRS certain costs that were previously permitted to be deferred under Canadian GAAP have been expensed into opening retained earnings as they are not considered to be incremental to the loan origination. The impact of this difference to the Bank's IFRS opening Consolidated Balance Sheet as at November 1, 2010 was a decrease to loans of $458 million and other assets of $88 million, an increase to deferred tax assets of $155 million, and a decrease to opening retained earnings of $391 million.

h) Consolidation: Other Differences between Canadian GAAP and IFRS

The control and consolidation of an entity is evaluated under Canadian GAAP using two different models. The variable interest model applies when an entity holds a variable interest in a variable interest entity (VIE). If an entity is not a VIE, consolidation is assessed under the voting interest model, where voting rights or governance provisions will determine which party consolidates the entity. In addition, entities that are structured to meet specific characteristics such as Qualifying Special Purpose Entities (QSPE) are exempt from the consolidation guidance.

IFRS guidance on consolidation is based on the principles of control. Control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The power of control can be obvious, for example, through the holding of a majority of voting rights. When control is not apparent, such as when the entity is a SPE, consolidation is based on an overall assessment of all the relevant facts, including an assessment of risks and rewards. Typically, the party with the majority of rewards or exposure to the residual risk must consolidate the entity. In contrast to Canadian GAAP, there is no such concept as a QSPE.

Under IFRS, the Bank must consolidate certain entities that are not consolidated under Canadian GAAP, including certain former QSPEs and various capital structures. Consolidation of any previously unconsolidated entities have resulted in increased assets, liabilities, and non-controlling interest, as disclosed in the table below.

Consolidation: Other Adjustments

(millions of Canadian dollars)	As at
	Nov. 1, 2010
Increase/(decrease) in assets:	
Trading loans, securities and other	$ (795)
Derivatives	15
Available-for-sale securities	(5)
Loans – consumer instalment and other personal	6,554
Deferred tax assets	21
Other assets	(9)
(Increase)/decrease in liabilities:	
Derivatives	1
Deposits – banks	7
Deposits – business and government	2,100
Obligations related to securities sold short	4
Current tax payable	3
Other liabilities	(5,889)
Subordinated notes and debentures	255
Liability for capital trust securities	(2,344)
Increase/(decrease) in equity	**$ (82)**

As noted in the table above, the total impact to the Bank's opening equity was a decrease of $82 million, comprised of a decrease to contributed surplus of $1 million and a decrease to retained earnings of $81 million.

i) Share-based Payments: Other Differences between Canadian GAAP and IFRS

Under Canadian GAAP, the cost of share-based payments was recognized from the date awards were granted over the service period required for employees to become fully entitled to the award.

Under IFRS, the cost of share-based payments is recognized over the period that an employee provides the service to earn the award. This includes a period prior to the grant date where employees are considered to have provided service in respect of the awards during that period. Under Canadian GAAP, the Bank did not recognize an expense prior to the grant date.

The impact of this difference to the Bank's IFRS opening Consolidated Balance Sheet as at November 1, 2010 was an increase to deferred tax assets of $44 million, an increase to other liabilities of $151 million, and a decrease to opening equity of $107 million. The total impact to the Bank's opening equity comprised of an increase to contributed surplus of $16 million, a decrease to accumulated other comprehensive income of $10 million and a decrease to retained earnings of $113 million.

Under IFRS, a first-time adopter is encouraged but not required to apply IFRS 2, *Share-based Payment*, to liabilities arising from share-based payment transactions that were settled before the transition date and to equity instruments that were unvested at transition. The Bank has taken this exemption and has not applied IFRS 2, to liabilities settled prior to the transition date or to equity instruments which were vested at November 1, 2010.

j) Income Taxes: Other Differences between Canadian GAAP and IFRS

Income tax related adjustments result from differences in accounting for income taxes between Canadian GAAP and IFRS income tax accounting standards as well as the tax impact of all other transitional adjustments.

i) Adjustments Related to Income Tax Accounting Standard Differences

Under Canadian GAAP, the deferred tax liability related to the Bank's investments in associates is calculated based on the presumption that temporary differences will reverse through disposition unless there is persuasive evidence that it will be reversed through the receipt of dividends.

Under IFRS, unless there is evidence that the investment will be disposed of in the foreseeable future, the deferred tax liability on such temporary differences is calculated on the basis that it will be recovered through the receipt of dividends.

The impact of all income tax accounting standard differences to the Bank's Consolidated Balance Sheet as at November 1, 2010 was an increase to deferred tax assets of $1 million, an increase to deferred tax liabilities of $73 million, and a decrease to opening equity of $72 million. The total impact to the Bank's equity comprised of an increase to accumulated other comprehensive income of $6 million and a decrease to retained earnings of $78 million.

ii) Income Tax Effect of Other Adjustments between Canadian GAAP and IFRS

Differences for income taxes include the effect of recording, where applicable, the deferred tax effect on transition adjustments between Canadian GAAP and IFRS. The impact to the Bank's Consolidated Balance Sheet is disclosed with the related IFRS difference throughout this note.

k) Securities Classified as Available-for-Sale: Other Differences between Canadian GAAP and IFRS

Under Canadian GAAP, equity securities that are classified as available-for-sale and do not have a quoted market price are recorded at cost. Under IFRS, these equity securities are recorded at fair value when there is a reliable fair value.

The impact of this difference to the Bank's IFRS opening Consolidated Balance Sheet as at November 1, 2010 was an increase to the available-for-sale securities of $128 million, an increase to deferred tax liabilities of $38 million, and an increase to opening equity of $90 million. The total impact to the Bank's opening equity comprised of an increase to accumulated other comprehensive income of $90 million and no impact to retained earnings.

l) Other: Other Differences between Canadian GAAP and IFRS

Other IFRS differences relate primarily to the accounting of foreign exchange for equity method investments and for AFS securities. The total impact to the Bank's opening IFRS equity was a decrease of $34 million, comprised of an increase to retained earnings of $11 million, and a decrease to accumulated other comprehensive income of $45 million.

m) Summary of Key Financial Statement Presentation Differences between Canadian GAAP and IFRS

Reclassification of Non-controlling Interests in Subsidiaries

Under Canadian GAAP, non-controlling interests in subsidiaries was presented above shareholders' equity. Under IFRS, non-controlling interests in subsidiaries is classified as a component of equity, but is presented separately from the Bank's shareholder's equity.

The impact of this presentation change to the Bank's Consolidated Balance Sheet as at November 1, 2010 was a decrease to non-controlling interests in subsidiaries of $1,493 million and an increase to equity – non-controlling interests in subsidiaries of $1,493 million.

Reclassification of Provisions

Under Canadian GAAP, provisions related to contingent liabilities were recognized within other liabilities within the Bank' s Canadian GAAP Consoldiated Balance Sheet. Under IFRS, provisions related to contingent liabilities have been reclassified to a separate line within the Bank's opening IFRS Consolidated Balance Sheet.

NOTE 35 SUBSEQUENT EVENT

Acquisition of Credit Card Portfolio of MBNA Canada

On or about December 1, 2011, the Bank is expected to complete the acquisition of substantially all of the credit card portfolio of MBNA Canada, a wholly-owned subsidiary of Bank of America Corporation, as well as certain other assets and liabilities. At closing, the Bank will pay a premium of approximately $75 million on the portfolio, which is expected to total approximately $7.8 billion at December 1, 2011. The acquisition will be accounted for by the purchase method.

PRINCIPAL SUBSIDIARIES

North America

(millions of dollars)		As at October 31, 2011
North America	Address of Head or Principal Office	Carrying value of shares owned by the Bank
CT Financial Assurance Company (99.9%)	Toronto, Ontario	$ 125
Meloche Monnex Inc.	Montreal, Quebec	1,460
Security National Insurance Company	Montreal, Quebec	
Primmum Insurance Company	Toronto, Ontario	
TD Direct Insurance Inc.	Toronto, Ontario	
TD General Insurance Company	Toronto, Ontario	
TD Home and Auto Insurance Company	Toronto, Ontario	
TD Asset Finance Corp.	Toronto, Ontario	139
TD Asset Management Inc.	Toronto, Ontario	738
TD Waterhouse Private Investment Counsel Inc.	Toronto, Ontario	
TD Auto Finance Services Inc.[1]	Toronto, Ontario	1,271
TD Financing Services Home Inc.	Toronto, Ontario	11
TD Financing Services Inc.	Toronto, Ontario	706
TD Investment Services Inc.	Toronto, Ontario	36
TD Life Insurance Company	Toronto, Ontario	47
TD Mortgage Corporation	Toronto, Ontario	10,302
TD Pacific Mortgage Corporation	Vancouver, British Columbia	
The Canada Trust Company	Toronto, Ontario	
TD Parallel Private Equity Investors Ltd.	Toronto, Ontario	124
TD Securities Inc.	Toronto, Ontario	1,559
TD US P & C Holdings ULC	Calgary, Alberta	25,758
TD Bank US Holding Company	Portland, Maine	
Northgroup Sponsored Captive Insurance, Inc.	Burlington, Vermont	
TD Bank USA, National Association	Portland, Maine	
TD Bank, National Association	Wilmington, Delaware	
TD Auto Finance LLC	Farmington Hills, Michigan	
TD Insurance, Inc.	Portland, Maine	
TD Vermillion Holdings ULC	Calgary, Alberta	15,072
TD Financial International Ltd.	Hamilton, Bermuda	
Canada Trustco International Limited	St. Michael, Barbados	
TD Reinsurance (Barbados) Inc.	St. Michael, Barbados	
TD Reinsurance (Ireland) Limited	Dublin, Ireland	
Toronto Dominion International Inc.	St. Michael, Barbados	
TD Waterhouse Canada Inc.	Toronto, Ontario	2,180
TD Waterhouse Insurance Services Inc.	Toronto, Ontario	
TDAM USA Inc.	Wilmington, Delaware	2
Toronto Dominion Holdings (U.S.A.), Inc.	New York, New York	1,434
TD Holdings II Inc.	New York, New York	
TD Securities (USA) LLC	New York, New York	
Toronto Dominion (Texas) LLC	New York, New York	
Toronto Dominion (New York) LLC	New York, New York	
Toronto Dominion Capital (U.S.A.), Inc.	New York, New York	

[1] Reflects ownership structure as at November 1, 2011.

Unless otherwise noted, the Bank, either directly or through its subsidiaries, owns 100% of the entity and/or 100% of any issued and outstanding voting securities and non-voting securities of the entities listed. Each subsidiary is incorporated in the country in which its head or principal office is located.

PRINCIPAL SUBSIDIARIES

International

(millions of dollars)		As at October 31, 2011
International	Address of Head or Principal Office	Carrying value of shares owned by the Bank
Internaxx Bank S.A.	Luxembourg, Luxembourg	$ 50
NatWest Personal Financial Management Limited (50%) NatWest Stockbrokers Limited	London, England London, England	67
TD Ireland TD Global Finance	Dublin, Ireland Dublin, Ireland	1,379
TD Luxembourg International Holdings TD Ameritrade Holding Corporation (44.96%)[1]	Luxembourg, Luxembourg Omaha, Nebraska	5,411
TD Waterhouse Bank N.V.	Amsterdam, The Netherlands	253
TD Wealth Holdings (UK) Limited TD Waterhouse Investor Services (Europe) Limited TD Wealth Institutional Holdings (UK) Limited TDWCS LLP	Leeds, England Leeds, England Leeds, England Leeds, England	98
Toronto Dominion Australia Limited	Sydney, Australia	222
Toronto Dominion Investments B.V. TD Bank Europe Limited Toronto Dominion Holdings (U.K.) Limited TD Securities Limited	London, England London, England London, England London, England	942
Toronto Dominion (South East Asia) Limited	Singapore, Singapore	753

[1] TD Ameritrade Holding Corporation is not a subsidiary of the Bank as the Bank does not control it. TD Luxembourg International Holdings and its ownership of TD Ameritrade Holding Corporation is included given the significance of the Bank's investment in TD Ameritrade Holding Corporation.

Unless otherwise noted, the Bank, either directly or through its subsidiaries, owns 100% of the entity and/or 100% of any issued and outstanding voting securities and non-voting securities of the entities listed. Each subsidiary is incorporated in the country in which its head or principal office is located.

Ten-year Statistical Review[1]

Condensed Consolidated Balance Sheet

(millions of Canadian dollars)	2011	2010	2009
Assets			
Cash resources and other	**$ 24,111**	$ 21,710	$ 21,517
Securities	**192,538**	171,612	148,823
Securities purchased under reverse repurchase agreements	**53,599**	50,658	32,948
Loans (net of allowance for loan losses)	**303,495**	269,853	253,128
Other	**112,617**	105,712	100,803
Total Assets	**686,360**	619,545	557,219
Liabilities			
Deposits	**$ 481,114**	$ 429,971	$ 391,034
Other	**145,209**	132,691	112,078
Subordinated notes and debentures	**11,670**	12,506	12,383
Liabilities for preferred shares and capital trust securities	**32**	582	1,445
Non-controlling interest in subsidiaries	**1,483**	1,493	1,559
	639,508	577,243	518,499
Shareholders' equity			
Common shares	**18,417**	16,730	15,357
Preferred shares	**3,395**	3,395	3,395
Treasury shares[2]	**(116)**	(92)	(15)
Contributed surplus	**281**	305	336
Retained earnings	**24,339**	20,959	18,632
Accumulated other comprehensive income (loss)	**536**	1,005	1,015
	46,852	42,302	38,720
Total Liabilities and Shareholders' equity	**$ 686,360**	$ 619,545	$ 557,219

Condensed Consolidated Statement of Income – Reported

(millions of Canadian dollars)	2011	2010	2009
Net interest income	**$ 12,831**	$ 11,543	$ 11,326
Non-interest income	**8,763**	8,022	6,534
Total revenue	**21,594**	19,565	17,860
Dilution gain on investment, net of cost	**–**	–	–
Provision for (reversal of) credit losses	**1,465**	1,625	2,480
Non-interest expenses	**13,083**	12,163	12,211
Income (loss) before income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	**7,046**	5,777	3,169
Provision for (recovery of) income taxes	**1,299**	1,262	241
Non-controlling interests in subsidiaries, net of income taxes	**104**	106	111
Equity in net income of an associated company, net of income taxes	**246**	235	303
Net income (loss)	**5,889**	4,644	3,120
Preferred dividends	**180**	194	167
Net income (loss) available to common shareholders	**$ 5,709**	$ 4,450	$ 2,953

Condensed Consolidated Statement of Income – Adjusted

(millions of Canadian dollars)	2011	2010	2009
Net interest income	**$ 12,831**	$ 11,543	$ 11,326
Non-interest income	**8,587**	8,020	7,294
Total revenue	**21,418**	19,563	18,620
Dilution gain on investment, net of cost	**–**	–	–
Provision for credit losses	**1,465**	1,685	2,225
Non-interest expenses	**12,395**	11,464	11,016
Income before income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	**7,558**	6,414	5,379
Provision for income taxes	**1,508**	1,387	923
Non-controlling interests in subsidiaries, net of income taxes	**104**	106	111
Equity in net income of an associated company, net of income taxes	**305**	307	371
Net income	**6,251**	5,228	4,716
Preferred dividends	**180**	194	167
Net income available to common shareholders	**$ 6,071**	$ 5,034	$ 4,549

2008	2007	2006	2005	2004	2003	2002
$ 17,946	$ 16,536	$ 10,782	$ 13,418	$ 9,038	$ 7,719	$ 6,538
144,125	123,036	124,458	108,096	98,280	79,665	82,197
42,425	27,648	30,961	26,375	21,888	17,475	13,060
219,624	175,915	160,608	152,243	123,924	118,058	122,627
139,094	78,989	66,105	65,078	57,897	50,615	53,618
563,214	422,124	392,914	365,210	311,027	273,532	278,040
$ 375,694	$ 276,393	$ 260,907	$ 246,981	$ 206,893	$ 182,880	$ 189,190
140,406	112,905	101,242	93,722	83,262	70,404	70,216
12,436	9,449	6,900	5,138	5,644	5,887	4,343
1,444	1,449	1,794	1,795	2,560	2,785	2,735
1,560	524	2,439	1,708	–	–	–
531,540	400,720	373,282	349,344	298,359	261,956	266,484
13,278	6,577	6,334	5,872	3,373	3,179	2,846
1,875	425	425	–	–	–	–
(79)	–	–	–	–	–	–
392	119	66	40	20	9	–
17,857	15,954	13,725	10,650	9,540	8,518	8,292
(1,649)	(1,671)	(918)	(696)	(265)	(130)	418
31,674	21,404	19,632	15,866	12,668	11,576	11,556
$ 563,214	$ 422,124	$ 392,914	$ 365,210	$ 311,027	$ 273,532	$ 278,040

2008	2007	2006	2005	2004	2003	2002
$ 8,532	$ 6,924	$ 6,371	$ 6,008	$ 5,773	$ 5,437	$ 5,143
6,137	7,357	6,821	5,951	4,928	4,455	4,959
14,669	14,281	13,192	11,959	10,701	9,892	10,102
–	–	1,559	–	–	–	–
1,063	645	409	55	(386)	186	2,925
9,502	8,975	8,815	8,844	8,052	8,395	7,782
4,104	4,661	5,527	3,060	3,035	1,311	(605)
537	853	874	699	803	322	(445)
43	95	184	132	–	–	–
309	284	134	–	–	–	–
3,833	3,997	4,603	2,229	2,232	989	(160)
59	20	22	–	–	–	–
$ 3,774	$ 3,977	$ 4,581	$ 2,229	$ 2,232	$ 989	$ (160)

2008	2007	2006	2005	2004	2003	2002
$ 8,532	$ 6,924	$ 6,371	$ 6,021	$ 5,773	$ 5,437	$ 5,143
5,840	7,148	6,862	6,077	5,006	4,500	4,919
14,372	14,072	13,233	12,098	10,779	9,937	10,062
–	–	–	–	–	–	–
1,046	705	441	319	336	423	1,475
9,291	8,390	8,260	7,887	7,126	6,912	6,784
4,035	4,977	4,532	3,892	3,317	2,602	1,803
554	1,000	1,107	899	832	657	389
43	119	211	132	–	–	–
375	331	162	–	–	–	–
3,813	4,189	3,376	2,861	2,485	1,945	1,414
59	20	22	–	–	–	–
$ 3,754	$ 4,169	$ 3,354	$ 2,861	$ 2,485	$ 1,945	$ 1,414

[1] Results prepared in accordance with GAAP are referred to as "reported". Adjusted results (excluding "items of note", net of income taxes, from reported results) and related terms are not defined terms under GAAP and therefore, may not be comparable to similar terms used by other issuers. For further explanation, see "How the Bank Reports" in the accompanying Management's Discussion and Analysis. Adjusted results are presented from 2002 to allow for sufficient years for historical comparison. Adjusted results shown for years prior to 2006 reflect adjustments for amortization of intangibles and certain identified items as previously disclosed by the Bank for the applicable period, except as noted. See the following page for a reconciliation with reported results.

[2] Effective 2008, treasury shares have been reclassified from common and preferred shares and shown separately. Prior to 2008, the amounts for treasury shares are not reasonably determinable.

Ten-year Statistical Review

Reconciliation of Non-GAAP Financial Measures[1]

(millions of Canadian dollars)	**2011**	2010	2009
Net income available to common shareholders – reported	**$ 5,709**	$ 4,450	$ 2,953
Items of note affecting net income, net of income taxes			
Amortization of intangibles	**426**	467	492
Reversal of Enron litigation reverse	**–**	–	–
Decrease / (Increase) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	**(134)**	(5)	450
Gain relating to restructuring of VISA	**–**	–	–
TD Banknorth restructuring, privatization and merger-related charges	**–**	–	–
Integration and restructuring charges relating to U.S. P&C Banking acquisitions	**69**	69	276
Decrease / (Increase) in fair value of credit default swaps hedging the corporate loan book	**(13)**	4	126
Other tax items[2]	**–**	(11)	–
Provision for (release of) insurance claims	**–**	(17)	–
General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking	**–**	(44)	178
Settlement of TD Banknorth shareholder litigation	**–**	–	39
FDIC special assessment charge	**–**	–	35
Amortization of goodwill	**–**	–	–
Dilution gain on Ameritrade transaction, net of costs	**–**	–	–
Dilution loss on the acquisition of Hudson by TD Banknorth	**–**	–	–
Balance sheet restructuring charge in TD Banknorth	**–**	–	–
Wholesale banking restructuring charge	**–**	–	–
Goodwill impairment	**–**	–	–
Sale of Wealth Management's Mutual Funds record keeping business	**–**	–	–
Special Investment Real Estates gains	**–**	–	–
General reserves	**–**	–	–
Non-core portfolio loan loss recoveries (sectoral related)	**–**	–	–
Loss on structured derivative portfolios	**–**	–	–
Tax charge related to reorganizations	**–**	–	–
Preferred share redemption	**–**	–	–
Initial set up of specific allowance for credit card and overdraft loans	**–**	–	–
Litigation charge	**–**	–	–
Agreement with Canada Revenue Agency	**–**	121	–
Integration charges related to the Chrysler Financial acquisition	**14**	–	–
Total items of note	**362**	584	1,596
Net income available to common shareholders – adjusted	**$ 6,071**	$ 5,034	$ 4,549

Condensed Consolidated Statement of Changes in Shareholders' Equity

(millions of Canadian dollars)	**2011**	2010	2009
Common shares	**$ 18,417**	$ 16,730	$ 15,357
Preferred shares	**3,395**	3,395	3,395
Treasury shares[3]	**(116)**	(92)	(15)
Contributed surplus	**281**	305	336
Retained earnings	**24,339**	20,959	18,632
Accumulated other comprehensive income (loss)	**536**	1,005	1,015
Total shareholders' equity	**$ 46,852**	$ 42,302	$ 38,720

Other Statistics – Reported

			2011	2010	2009
Per common share	**1**	Basic earnings	**$ 6.45**	$ 5.13	$ 3.49
	2	Diluted earnings	**6.41**	5.10	3.47
	3	Dividends	**2.61**	2.44	2.44
	4	Book value	**48.23**	44.29	41.13
	5	Closing market price	**75.23**	73.45	61.68
	6	Closing market price to book value	**1.56**	1.66	1.50
	7	Closing market price appreciation	**2.4%**	19.1%	8.4%
	8	Total shareholder return	**5.7**	23.4	13.6
Performance ratios	**9**	Return on total common equity	**14.5%**	12.1%	8.4%
	10	Return on risk-weighted assets	**2.86**	2.43	1.56
	11	Efficiency ratio	**60.6**	62.2	68.4
	12	Net interest rate margin	**2.37**	2.35	2.54
	13	Common dividend payout ratio	**40.6**	47.6	70.3
	14	Dividend yield[4]	**3.4**	3.5	4.8
	15	Price earnings ratio[5]	**11.7**	14.4	17.8
Asset quality	**16**	Impaired loans net of specific allowance as a % of net loans[6,7]	**0.59%**	0.65%	0.62%
	17	Net impaired loans as a % of common equity[7]	**4.07**	4.41	4.41
	18	Provision for credit losses as a % of net average loans[6,7]	**0.48**	0.63	0.92
Capital ratios	**19**	Tier 1 capital ratio	**13.0%**	12.2%	11.3%
	20	Total capital ratio	**16.0**	15.5	14.9
Other	**21**	Common equity to total assets	**6.3**	6.3	6.3
	22	Number of common shares outstanding (thousands)	**900,998**	878,497	858,822
	23	Market capitalization (millions of Canadian dollars)	**$ 67,782**	$ 64,526	$ 52,972
	24	Average number of employees[8]	**75,631**	68,725	65,930
	25	Number of retail outlets[9]	**2,483**	2,449	2,205
	26	Number of retail brokerage offices	**108**	105	190
	27	Number of Automated Banking Machines	**4,650**	4,550	4,197

Other Statistics – Adjusted

			2011	2010	2009
Per common share	**1**	Basic earnings	**$ 6.85**	$ 5.81	$ 5.37
	2	Diluted earnings	**6.82**	5.77	5.35
Performance ratios	**3**	Return on total common equity	**15.4%**	13.7%	12.9%
	4	Return on risk-weighted assets	**2.95**	2.63	2.27
	5	Efficiency ratio	**57.9**	58.6	59.2
	6	Common dividend payout ratio	**38.1**	42.1	45.6
	7	Price earnings ratio[5]	**11.0**	12.7	11.6

2008	2007	2006	2005	2004	2003	2002
$ 3,774	$ 3,977	$ 4,581	$ 2,229	$ 2,232	$ 989	$ (160)
404	353	316	354	477	491	634
(323)	–	–	–	–	–	–
(118)	–	–	–	–	–	–
–	(135)	–	–	–	–	–
–	43	–	–	–	–	–
70	–	–	–	–	–	–
(107)	(30)	(7)	(17)	50	–	–
34	–	24	(98)	–	–	–
20	–	–	–	–	–	–
–	(39)	(39)	(23)	(43)	(100)	–
–	–	–	–	–	–	–
–	–	–	–	–	–	–
–	–	–	–	–	–	–
–	–	(1,665)	–	–	–	–
–	–	72	–	–	–	–
–	–	19	–	–	–	–
–	–	35	29	–	110	–
–	–	–	–	–	507	–
–	–	–	–	–	–	(32)
–	–	–	–	–	–	–
–	–	–	–	–	–	–
–	–	–	(127)	(426)	(52)	972
–	–	–	100	–	–	–
–	–	–	163	–	–	–
–	–	–	13	–	–	–
–	–	18	–	–	–	–
–	–	–	238	195	–	–
–	–	–	–	–	–	–
–	–	–	–	–	–	–
(20)	192	(1,227)	632	253	956	1,574
$ 3,754	$ 4,169	$ 3,354	$ 2,861	$ 2,485	$ 1,945	$ 1,414

2008	2007	2006	2005	2004	2003	2002
$ 13,278	$ 6,577	$ 6,334	$ 5,872	$ 3,373	$ 3,179	$ 2,846
1,875	425	425	–	–	–	–
(79)	–	–	–	–	–	–
392	119	66	40	20	9	–
17,857	15,954	13,725	10,650	9,540	8,518	8,292
(1,649)	(1,671)	(918)	(696)	(265)	(130)	418
$ 31,674	$ 21,404	$ 19,632	$ 15,866	$ 12,668	$ 11,576	$ 11,556

2008	2007	2006	2005	2004	2003	2002
$ 4.90	$ 5.53	$ 6.39	$ 3.22	$ 3.41	$ 1.52	$ (0.25)
4.87	5.48	6.34	3.20	3.39	1.51	(0.25)
2.36	2.11	1.78	1.58	1.36	1.16	1.12
36.78	29.23	26.77	22.29	19.31	17.64	17.91
56.92	71.35	65.10	55.70	48.98	43.86	29.35
1.55	2.44	2.43	2.50	2.54	2.49	1.64
(20.2)%	9.6%	16.9%	13.7%	11.7%	49.4%	(18.3)%
(17.1)	13.0	20.3	17.2	15.1	54.4	(15.7)
14.4%	19.3%	25.5%	15.3%	18.5%	8.7%	(1.3)%
2.22	2.69	3.37	1.88	2.22	0.92	(0.05)
64.8	62.8	59.8	74.0	75.2	84.9	77.0
2.22	2.06	2.02	2.09	2.26	2.16	2.00
49.0	38.1	27.9	49.3	39.9	76.2	–
3.8	3.0	2.9	3.0	3.0	3.2	3.2
11.7	13.0	10.3	17.4	14.5	29.0	–
0.35%	0.20%	0.16%	0.14%	0.21%	0.71%	1.11%
2.70	1.74	1.41	1.37	2.14	7.64	12.56
0.50	0.37	0.25	0.04	(0.3)	0.15	2.24
9.8%	10.3%	12.0%	10.1%	12.6%	10.5%	8.1%
12.0	13.0	13.1	13.2	16.9	15.6	11.6
5.3	5.0	4.9	4.3	4.1	4.2	4.2
810,121	717,814	717,416	711,812	655,902	656,261	645,399
$ 46,112	$ 51,216	$ 46,704	$ 39,648	$ 32,126	$ 28,784	$ 18,942
58,792	51,163	51,147	50,991	42,843	42,538	44,470
2,238	1,733	1,705	1,499	1,034	1,093	1,178
249	211	208	329	256	270	283
4,147	3,344	3,256	2,969	2,407	2,638	2,608

2008	2007	2006	2005	2004	2003	2002
$ 4.92	$ 5.80	$ 4.70	$ 4.17	$ 3.80	$ 2.99	$ 2.21
4.88	5.75	4.66	4.14	3.77	2.98	2.18
14.3%	20.3%	18.7%	19.6%	20.6%	17.1%	11.6%
2.18	2.80	2.46	2.42	2.39	1.35	0.45
64.6	59.6	62.4	65.2	66.1	69.6	67.4
49.3	36.4	38.1	38.4	35.8	38.8	50.8
11.6	12.4	14.0	13.5	13.0	14.7	13.5

1 Certain comparative amounts have been restated to conform to the presentation adopted in the current period.

2 For 2004, does not include the impact of future tax increase of $17 million reported in the report to shareholders for the quarter ended January 31, 2004. For 2006, the impact of future tax decreases of $24 million on adjusted earnings is included in other tax items.

3 Effective 2008, treasury shares have been reclassified from common and preferred shares and shown seperately. Prior to 2008, the amounts for treasury shares are not reasonably determinable.

4 Dividends paid during the year divided by average of high and low common share prices for the year.

5 The price earnings ratio is computed using diluted net income per common share.

6 Includes customers' liability under acceptances.

7 Excludes acquired credit-impaired loans and debt securities classified as loans. For additional information on acquired credit- impaired loans, see "Exposure to Acquired Impaired-credit Loans (ACI)" discussion and tables in the "Credit Portfolio Quality" section of the 2011 MD&A and Note 4 of the 2011 Consolidated Financial Statements. For additional information on debt securities classified as loans, see "Exposure to Non-agency Collateralized Mortgage Obligations" discussion and tables in the "Credit Portfolio Quality" section of the 2011 MD&A and Note 4 of the 2011 Consolidated Financial Statements.

8 Reflects the number of employees on an average full-time equivalent basis.

9 Includes retail bank outlets, private client centre branches, and estates and trusts branches.

Financial and Banking Terms

Adjusted Results: A non-GAAP financial measure used to assess each of the Bank's businesses and to measure the Bank's overall performance.

Allowance for Credit Losses: Total allowance for credit losses consists of specific and general allowances. The allowance is increased by the provision for credit losses, and decreased by write-offs net of recoveries. The Bank maintains the allowance at levels that management believes are adequate to absorb credit-related losses in the lending portfolio.

Alt-A Mortgages: A classification of mortgages where borrowers have a clean credit history consistent with prime of lending criteria. However, characteristics about the mortgage such as loan to value (LTV), loan documentation, occupancy status or property type, etc., may cause the mortgage not to qualify under standard underwriting programs.

Amortized Cost: The original cost of an investment purchased at a discount or premium plus or minus the portion of the discount or premium subsequently taken into income over the period to maturity.

Assets under Administration: Assets that are beneficially owned by customers where the Bank provides services of an administrative nature, such as the collection of investment income and the placing of trades on behalf of the clients (where the client has made his or her own investment selection). These assets are not reported on the Bank's Consolidated Balance Sheet.

Assets under Management: Assets that are beneficially owned by customers, managed by the Bank, where the Bank makes investment selections on behalf of the client (in accordance with an investment policy). In addition to the TD family of mutual funds, the Bank manages assets on behalf of individuals, pension funds, corporations, institutions, endowments and foundations. These assets are not reported on the Bank's Consolidated Balance Sheet.

Asset-backed Securities (ABS): A security whose value and income payments are derived from and collateralized (or "backed") by a specified pool of underlying assets.

Average Earnings Assets: The average carrying value of deposits with banks, loans and securities based on daily balances for the period ending October 31 in each fiscal year.

Average Invested Capital: Average invested capital is equal to average common equity plus the average cumulative after-tax amounts of goodwill and intangible assets amortized as of the reporting date.

Carrying Value: The value at which an asset or liability is carried at on the Consolidated Balance Sheet.

Collateralized Debt Obligation (CDO): Collateralized securities with multiple tranches that are issued by special purpose entities (SPEs). Each tranche offers a varying degree of risk and return to meet investor demand. In the event of a default, interest and principal payments are made in order of seniority.

Dividend Yield: Dividends paid during the year divided by average of high and low common share prices for the year.

Economic Profit: A tool to measure shareholder value creation. Economic profit is the Bank's adjusted net income less preferred dividends and a charge for average invested capital.

Efficiency Ratio: Non-interest expenses as a percentage of total revenue, the efficiency ratio measures the efficiency of the Bank's operations.

Effective Interest Rate: Discount rate applied to estimated future cash payments or receipts over the expected life of the financial instrument (or, when appropriate), a shorter period, to arrive at the net carrying amount of the financial asset or liability.

Fair Value: The amount of consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act.

Forward Contracts: Contracts that oblige one party to the contract to buy and the other party to sell an asset for a fixed price at a future date.

Futures: Contracts to buy or sell a security at a predetermined price on a specified future date.

Hedging: A risk management technique intended to mitigate the Bank's exposure to fluctuations in interest rates, foreign currency exchange rates, or other market factors. The elimination or reduction of such exposure is accomplished by engaging in capital markets activities to establish offsetting positions.

Impaired Loans: Loans where, in management's opinion, there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest.

Mark-to-Market: A valuation that reflects current market rates as at the balance sheet date for financial instruments that are carried at fair value.

Master Netting Agreements: Legal agreements between two parties that have multiple derivative contracts with each other that provide for the net settlement of all contracts through a single payment, in a single currency, in the event of default or termination of any one contract.

Net Interest Margin: Net interest income as a percentage of average earning assets.

Notional: A reference amount on which payments for derivative financial instruments are based.

Office of the Superintendent of Financial Institutions Canada (OSFI): The regulator of Canadian federally chartered financial institutions and federally administered pension plans.

Options: Contracts in which the writer of the option grants the buyer the future right, but not the obligation, to buy or to sell a security, exchange rate, interest rate, or other financial instrument or commodity at a predetermined price at or by a specified future date.

Prime Jumbo Mortgages: A classification of mortgages where borrowers have a clean credit history consistent with prime lending criteria and standard mortgage characteristics. However, the size of the mortgage exceeds the maximum size allowed under government sponsored mortgage entity programs.

Provision for Credit Losses (PCL): Amount added to the allowance for credit losses to bring it to a level that management considers adequate to absorb all credit related losses in its portfolio.

Return on Common Shareholders' Equity: Net income available to common shareholders as a percentage of average common shareholders' equity. A broad measurement of a bank's effectiveness in employing shareholders' funds.

Return on Invested Capital (ROIC): A measure of shareholder value calculated as adjusted net income less preferred dividends, divided by average invested capital.

Risk-weighted Assets (RWA): Assets calculated by applying a regulatory predetermined risk-weight factor to on and off-balance sheet exposure. The risk-weight factors are established by the Office of the Superintendent of Financial Institutions Canada to convert on and off-balance sheet exposures to a comparable risk level.

Securitization: The process by which financial assets, mainly loans, are transferred to a trust, which normally issues a series of asset-backed securities to investors to fund the purchase of loans.

Swaps: Contracts that involve the exchange of fixed and floating interest rate payment obligations and currencies on a notional principal for a specified period of time.

Taxable Equivalent Basis (TEB): A non-GAAP financial measure that increases revenues and the provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to an equivalent before-tax basis to facilitate comparison of net interest income from both taxable and tax-exempt sources.

Tier 1 Capital Ratio: Tier 1 capital represents the more permanent forms of capital, consisting primarily of common shareholders' equity, retained earnings, preferred shares and innovative instruments. Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets (RWA).

Total Capital Ratio: Total capital is defined as the total of net Tier 1 and Tier 2 capital. Total capital ratio is calculated as total capital divided by RWA.

Total Shareholder Return (TSR): The change in market price plus dividends paid during the year as a percentage of the prior year's closing market price per common share.

Value-at-Risk (VaR): A metric used to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.

Variable Interest Entities (VIEs): Entities in which equity investors do not have the characteristics of a controlling financial interest, or the total equity investment at risk is not sufficient for the entity to finance its activities without additional subordinate financial support.

Shareholder and Investor Information

MARKET LISTINGS

The common shares of The Toronto-Dominion Bank are listed for trading on the Toronto Stock Exchange and the New York Stock Exchange under the symbol "TD". The Toronto-Dominion Bank preferred shares are listed on the Toronto Stock Exchange.

Further information regarding the Bank's listed securities, including ticker symbols and CUSIP numbers, is available on our website at www.td.com under Investor Relations/Share Information or by calling TD Shareholder Relations at 1-866-756-8936 or 416-944-6367 or by e-mailing tdshinfo@td.com.

AUDITORS FOR FISCAL 2011

Ernst & Young LLP

DIVIDENDS

Direct dividend depositing: Shareholders may have their dividends deposited directly to any bank account in Canada or the U.S. For this service, please contact the Bank's transfer agent at the address below.

U.S. dollar dividends: Dividend payments sent to U.S. addresses or made directly to U.S. bank accounts will be made in U.S. funds unless a shareholder otherwise instructs the Bank's transfer agent. Other shareholders can request dividend payments in U.S. funds by contacting the Bank's transfer agent. Dividends will be exchanged into U.S. funds at the Bank of Canada noon rate on the fifth business day after the record date, or as otherwise advised by the Bank.

Dividend information for 2012 is available at www.td.com under Investor Relations/Share Information. Dividends, including the amounts and dates, are subject to declaration by the Board of Directors of the Bank.

DIVIDEND REINVESTMENT PLAN

For information regarding the Bank's dividend reinvestment plan, please contact our transfer agent or visit our website at www.td.com under Investor Relations/Share Information.

IF YOU	AND YOUR INQUIRY RELATES TO	PLEASE CONTACT
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports	**Transfer Agent:** CIBC Mellon Trust Company* P.O. Box 700 Station B Montreal, Quebec H3B 3K3 1-800-387-0825 Facsimile: 1-888-249-6189 inquiries@canstockta.com or www.canstockta.com
Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports	**Co-Transfer Agent and Registrar** BNY Mellon Shareowner Services P.O. Box 358015 Pittsburgh, Pennsylvania 15252-8015 or 480 Washington Boulevard Jersey City, New Jersey 07310 1-866-233-4836 TDD for hearing impaired:1-800-231-5469 Shareholders outside of U.S.: 201-680-6578 TDD Shareholders outside of U.S.: 201-680-6610 www.bnymellon.com/shareowner/equityaccess
Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

TD SHAREHOLDER RELATIONS

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or e-mail tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

Shareholders may communicate directly with the independent directors through the Chairman of the Board, by writing to:

Chairman of the Board
The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
Toronto, Ontario M5K 1A2

or you may send an e-mail c/o TD Shareholder Relations at tdshinfo@td.com. E-mails addressed to the Chairman received from shareholders and expressing an interest to communicate directly with the independent directors via the Chairman will be provided to Mr. Levitt.

*Effective November 2010, shareholder records are maintained by Canadian Stock Transfer as administrative agent for CIBC Mellon Trust Company.

HEAD OFFICE

The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
King St. W. and Bay St.
Toronto, Ontario M5K 1A2
Tel: 416-982-8222
Fax: 416-982-5671

Product and service information 24 hours a day, seven days a week:

In Canada contact TD Canada Trust
1-866-567-8888
In the U.S. contact TD Bank,
America's Most Convenient Bank
1-888-751-9000
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the hearing impaired:
1-800-361-1180
General information:
Contact Corporate and Public Affairs
416-982-8578

Website: In Canada: www.td.com
In the U.S.: www.tdbank.com
E-mail: customer.service@td.com
(Canada only; U.S. customers can e-mail customer service via www.tdbank.com)

ANNUAL MEETING

March 29, 2012
9:30 a.m. Eastern
Glenn Gould Studio
Toronto, Ontario (simulcast in New York, New York)

SUBORDINATED NOTES SERVICES

Trustee for subordinated notes:
Computershare Trust Company of Canada
Corporate Trust Services
100 University Avenue, 8th Floor, South Tower
Toronto, Ontario M5J 2Y1

Vous pouvez vous procurer des exemplaires en français du rapport annuel au service suivant :
Affaires internes et publiques
La Banque Toronto-Dominion
P.O. Box 1, Toronto-Dominion Centre
Toronto (Ontario) M5K 1A2

Design: q30 design inc., Printing: Transcontinental PLM